As filed with the Securities and Exchange Commission on November 15, 2011

Registration No. 333-174830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MATTRESS FIRM HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5712 (Primary standard industrial classification code number)	20-8185960 (I.R.S. employer identification number)

5815 Gulf Freeway
Houston, Texas 77023
(713) 923-1090
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

R. Stephen Stagner
President and
Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023
(713) 923-1090
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew J. Terry Ropes & Gray LLP 111 South Wacker Drive, 46th Floor Chicago, Illinois 60606 Telephone: (312) 845-1200 Facsimile: (312) 845-5500	Gene G. Lewis Charles L. Strauss Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 Telephone: (713) 651-5151 Facsimile: (713) 651-5246

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 15, 2011

PROSPECTUS

5,555,555 Shares

Common Stock

This is the initial public offering of shares of common stock of Mattress Firm Holding Corp. We are selling 5,555,555 shares of common stock. We anticipate the initial public offering price will be between $17.00 and $19.00 per share. Prior to this offering, there was no public market for our common stock. The market price of the shares after this offering may be higher or lower than the offering price.

We intend to list our common stock on the NASDAQ Global Market, subject to notice of official issuance, under the symbol "MFRM."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 22 to read about factors you should consider before buying shares of our common stock.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 833,333 shares of common stock from us on the same terms and conditions as set forth above if the underwriters sell more than 5,555,555 shares of common stock in this offering. See the section of this prospectus entitled "Underwriting."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                           , 2011.

Barclays Capital	UBS Investment Bank	William Blair & Company

KeyBanc Capital Markets	SunTrust Robinson Humphrey

Prospectus dated                           , 2011

MATTRESS FIRM 25 Anniversary

Save Money. Sleep Happy.

MATTRESSFIRM
OPEN

MATTRESSFIRM
SuperCenter
MATTRESS FIRM

        We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date.

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NOTE REGARDING TRADEMARKS AND SERVICE MARKS

        We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include "Mattress Firm®," "Comfort By Color®," "Mattress Firm Red Carpet Delivery Service®," "Hampton & Rhodes®," "YuMeTM," "Mattress Firm SuperCenter®," "Happiness GuaranteeTM," "Replace Every 8®," "Save Money. Sleep HappyTM," and "All the best brands...All the best prices!®." Trademarks, trade names or service marks of other companies appearing in this prospectus are, to our knowledge, the property of their respective owners.

NOTE REGARDING MARKET AND INDUSTRY DATA

        Industry and market data included in this prospectus were obtained from our own internal data, data from industry trade publications and groups (primarily Furniture Today and the International Sleep Products Association, or "ISPA"), consumer research and marketing studies and, in some cases, are management estimates based on industry and other knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our suppliers, customers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates and the third party information mentioned above to be accurate as of the date of this prospectus.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including the more detailed information and the financial statements appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms "Mattress Firm," "our company," "the Company," "we," "us," "our" and the like refer to Mattress Firm Holding Corp. and its consolidated subsidiaries. Unless otherwise indicated, (i) the term "our stores" refers to our company-operated stores and our franchised stores; (ii) when used in relation to our company, the terms "market" and "markets" refer to the metropolitan statistical area or an aggregation of the metropolitan statistical areas in which we or our franchisees operate; (iii) all references to our common stock contained in this prospectus give effect to a 227,058-for-one stock split effected on November 3, 2011 and (iv) the information provided in this prospectus assumes that the underwriters' over-allotment option is not exercised.

        In this prospectus, we refer to earnings before interest, taxes, depreciation and amortization and other adjustments (such as goodwill impairment charges, loss on store closings and acquisition expenses), or "Adjusted EBITDA." Adjusted EBITDA is not a performance measure under accounting principles generally accepted in the United States, or "U.S. GAAP." See "—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data" for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

        We report on the basis of a 52- or 53-week fiscal year, which ends on the Tuesday closest to January 31. Each fiscal year is described by the period of the calendar year that comprises the majority of the fiscal year period. For example, the fiscal year ended February 1, 2011 is described as "fiscal 2010." Fiscal 2009 and fiscal 2010 contained 52 weeks and fiscal 2008 contained 53 weeks.

Our Company

        We are a leading specialty retailer of mattresses and related products and accessories in the United States. As of November 1, 2011, we and our franchisees operated 640 and 117 stores, respectively, primarily under the Mattress Firm name, in 64 markets across 25 states. In 2010, we ranked first among the top 100 U.S. furniture stores for both growth in store count and percentage increase in sales and second in total sales among mattress specialty retailers, according to Furniture Today. Additionally, based on our analysis of information published in Furniture Today and Company data, we believe we have the largest geographic footprint in the United States among multi-brand mattress specialty retailers. We believe that in our markets Mattress Firm is a highly recognized brand known for its broad selection, superior service, and compelling value proposition. Based on our analysis of publicly available store information for our competitors and Company data, we believe 75% of our company-operated stores are located in markets in which we had the number one market share position as of November 1, 2011. Since our founding in 1986 in Houston, Texas, we have expanded our operations across four time zones, with the goal of becoming the premier national mattress specialty retailer.

        We believe our destination retail format provides our customers with a convenient, distinctive and enjoyable shopping experience. Key highlights that make us a preferred destination and that differentiate our brand and services include our:

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  extensive product selection;

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  contemporary, easy-to-navigate store design utilizing our unique Comfort by Color merchandising approach that organizes mattresses by comfort style;

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  price and comfort satisfaction guarantees;

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  superior customer service by our well-trained and commissioned sales associates;

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  Mattress Firm Red Carpet Delivery Service, which includes a three-hour delivery window; and

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  highly visible and convenient store locations.

        Our stores carry both a broad assortment of leading national mattress brands and our exclusive brands. With a wide range of styles, sizes, price points and unique features, we provide our customers with their choice of traditional mattresses, including Sealy and Simmons, as well as specialty mattresses, such as Tempur-Pedic, for which we are a leading retailer, and Serta's iComfort Sleep System products. In addition to our broad mattress selection, we offer a variety of bedding-related products and accessories.

        We have a proven track record of growth and acquiring and integrating companies. From January 30, 2008 to February 1, 2011, we grew our net sales and Adjusted EBITDA at compound annual rates of 6.8% and 19.2%, respectively, while significantly investing in our corporate infrastructure to support further expansion. In fiscal 2010, we generated net sales, Adjusted EBITDA and net income of $494.1 million, $57.1 million and $0.3 million, respectively. For the twenty-six weeks ended August 2, 2011, we generated net sales, Adjusted EBITDA and net income of $331.8 million, $34.7 million and $4.7 million, respectively. (Adjusted EBITDA is not a performance measure under U.S. GAAP. See "—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data" for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.) Through November 1, 2011, we achieved 24 consecutive months of positive comparable-store sales growth. From January 30, 2008 to November 1, 2011, we added 297 new stores, including 38 stores through acquisitions, demonstrating our strong track record of acquiring and integrating companies. As a result of the fragmented nature of the specialty retail mattress industry, we believe we have a compelling opportunity to further penetrate the sector and continue profitable growth into the future.

Our Industry

Overall Market

        We operate in the U.S. mattress retail market, in which net sales amounted to approximately $11.6 billion in 2010. The market is highly fragmented, with no single retailer holding more than a 7% market share and the top eight participants accounting for approximately one quarter of the total market. According to Furniture Today, in 2008, mattress specialty retailers had a market share in excess of 40%, which represented the largest share of the market, having more than doubled their share over the past 15 years.

        Going forward, we believe that the U.S. mattress retail market will benefit from a number of factors, including improvements in the national economy and the pent-up demand for mattresses and related products. Following the past three recessions (1981-1982, 1990-1991, 2001-2002), the market rebounded 24%, 16% and 21%, respectively, during the two-year period following the recession as consumers who had postponed purchases of mattress products returned to the market. Following the 2008 - 2009 recession, U.S. wholesale unit sales and dollar sales increased 6.2% and 4.1%, respectively, during 2010 compared to the prior year, which we believe evidences the continuation of this trend. According to information published in October 2011 by ISPA, the industry is expected to grow 6.2% in 2011 and 4.0% in 2012.

        We also believe that several trends support the positive outlook for long-term growth of the U.S. mattress retail market:

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  First, consumers have shown an increasing willingness to spend more money on mattresses and related products that are of a higher quality and provide extra comfort to achieve a better night's sleep. The average price for a mattress at wholesale has increased from $92 in 1990 to $239 in 2010, representing an average annual growth rate of 5%. This increasing price point trend is primarily the result of: (1) an industry shift towards specialty mattresses, such as foam and air mattresses, which were sold at wholesale for an average of $537 per mattress in 2010 compared to $201 for a traditional innerspring mattress, (2) consumers desiring more expensive innerspring mattresses that have enhanced technology and comfort features, and (3) an increase in the sale of queen- and king-size mattresses as a percentage of total mattress units sold.

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  Second, there have been recent technological improvements made to mattresses that are leading people to replace their old mattresses. We believe Mattress Firm is at the forefront of these technological changes. For example, we recently launched YuMe, our exclusive, proprietary, temperature-controlled mattress that uses ambient air to heat and cool the mattress surface.

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  Third, as "baby boomers" (which refers in this prospectus to people born between 1946 to 1964) age and begin to spend the income that they have saved during their time in the workforce, it is our belief that they will spend a disproportionate amount compared to the overall population on products that improve their comfort—for example, premium mattresses and related products.

Distribution Channels

        Wholesale.    The U.S. wholesale mattress industry, which includes mattresses and their supporting box springs (also referred to as foundations), as tracked by ISPA, was a $5.9 billion market in 2010. The U.S. wholesale mattress segment (which excludes foundations) accounted for $4.6 billion of the total and has grown at an average annual rate of 5.8% since 1990. The mattress segment has historically experienced stable growth, as 2008 - 2009 was the only period in over thirty years during which the segment experienced a multi-year decline in mattress sales, as wholesale mattress sales dropped from $5.3 billion in 2007 to $4.6 billion in 2010.

        Retail.    The U.S. retail mattress market is made up primarily of mattress specialty retailers, furniture retailers and department stores. Retailers compete based on product selection, customer experience and service, price, store location and brand recognition.

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  Mattress Specialty Retailers focus primarily on mattresses and related products and accessories and typically have a broader product selection and quicker availability as compared to other mattress retail channels. Consumers have shown a preference to purchase their mattresses in this channel due to the broad merchandise assortment and higher quality service they receive. As a result, this channel has gained considerable market share relative to traditional furniture stores and department stores, having experienced a market share increase from 19% in 1993 to 43% in 2010, the most recent period for which data is available.

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  Traditional Furniture Stores typically dedicate a majority of their retail floor space to home furnishings other than mattresses. While this channel comprised the majority of the U.S. mattress retail industry prior to 1993, it has lost significant market share since that time, decreasing from 56% in 1993 to 38% in 2010.

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  Department Stores include many of the larger national chains selling a variety of products from clothing to home furnishings. Like traditional furniture stores, department stores have lost market share in the mattress category, decreasing from 11% in 1993 to 5% in 2010.

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  Other distributors of mattress products, many of which only carry a limited selection, include big box retailers, warehouse clubs, catalogs, telemarketing, direct marketing, the internet, discount department stores, furniture rental stores and factory direct operators. We believe that these channels often carry more commoditized, lower priced products. While the constituents within this category have shifted somewhat since 1993, their aggregate market share has remained relatively constant at 14%.

Bedding Sales by Retail Distribution Channels

Source: Furniture Today

Brand Overview

        The mattress industry is comprised of a few large manufacturers, with Sealy, Serta, Simmons and Tempur-Pedic representing approximately 59% of the dollar value of the mattress market in 2009 and the 15 largest manufacturers accounting for approximately 81% during the same period. Manufacturers sell traditional innerspring products and specialty products across a wide range of styles, sizes, price points and technologies. In recent years, specialty mattresses, which use foam and air technology, have grown at a much faster rate than the industry as a whole. As new research emerged showing the link between proper sleep and good health, Mattress Firm responded to the growing demand for specialty mattresses by expanding its product selection to include memory foam mattress sets such as Tempur-Pedic products, and mattresses that allow an individual to personalize the comfort characteristics of the sleep surface.

Our Competitive Strengths

        Although the retail bedding industry in the United States is highly competitive and we may face intense competition in the future that could impact our planned growth and results of operations, we believe the following business strengths differentiate us from our competitors and favorably position us to execute our growth strategy:

        Distinctive retail format.    We believe our proven and effective operating model combines broad selection, superior service by well-trained associates, a compelling value proposition and highly visible and convenient store locations, resulting in a unique shopping experience at an attractive store destination. The key attributes of the Mattress Firm experience include:

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  Extensive and differentiated product assortment.  We offer an extensive assortment of mattresses and related products and accessories, making us a preferred choice for our customers. The breadth of our merchandise offering includes a wide range of comfort choices, styles, sizes and price points. Furthermore, we focus our offering on the best known national brands, providing our customers the choice of conventional mattresses, such as Sealy or Simmons, as well as specialty mattresses, such as Tempur-Pedic and Serta's iComfort Sleep System products. In addition to the best-known national brands, we also offer our Hampton & Rhodes private label mattresses to provide our customers with a broad range of value choices and, as noted above, have recently introduced YuMe, our exclusive, proprietary brand. We have a dedicated product development team that focuses on creating new products and accessories that are exclusive to our company. Our strong vendor relationships and product development capabilities enable us to offer our customers many products with exclusive features that are available only to us in our markets and allow us to maintain a competitive advantage while offering a compelling value proposition to our customers.

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  Contemporary, easy-to-navigate store layout.  We recently implemented a unique Comfort by Color merchandising approach that groups all of our mattresses into five distinct comfort categories, each represented by its own color, to help simplify the purchasing decision for customers. For stores that have adopted the Comfort by Color approach, we have observed favorable customer responses. We have converted substantially all of our company-operated stores to this new merchandising format.

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  Compelling customer value proposition.  Our compelling price and value proposition is a critical element of our merchandising strategy. With our low price guarantee, we promise to beat the lowest advertised price on a comparable product by 10% at any time up to 100 days after purchase and refund the customer the difference. Our Happiness Guarantee policy enables our customers to return their mattress for a full refund within 100 days of purchase if they are not fully satisfied with their product. Our consumer financing options, which are provided by third party financial institutions and are non-recourse to us, are also an important element of our service and value proposition. We believe that these services and guarantees build lasting trust and loyalty with our customers and lead to better conversion rates and customer referrals.

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  Strong customer service.  We believe we enhance our customers' shopping experience with a superior level of service. Our well-trained sales associates are required to participate in a comprehensive, on-going training program that we believe exceeds industry standards. We have implemented performance-monitoring programs to ensure that our sales associates are customer-focused and are effectively educating our customers on the various features and benefits of our products. Over 97% of our sales associates are full-time employees, supporting our goal of hiring highly motivated, career-oriented individuals. Our sales associates receive a significant portion of their compensation in the form of commissions, which aligns their goals with those of our company. Another key element of our industry-leading customer service is our Mattress Firm Red Carpet Delivery Service. Due to our extensive distribution network and key partnerships with local delivery firms, we offer a three-hour guaranteed delivery window and same-day delivery. Approximately one quarter of our orders are delivered the same day, which we believe is distinctive in the industry.

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  Attractive, highly visible and convenient store locations.  We have a dedicated and disciplined real estate team that helps us select store locations that are convenient to our target customers, are generally highly visible from the road and have high impact signage opportunities. A typical Mattress Firm location is a freestanding or "end-cap" (corner) location in a high-traffic shopping center in a major retail trade area. We believe that our stores have a distinctive and fresh feel that is inviting to our customers.

        Economies of scale and strong market share positions in key markets.    We operate in 64 markets across 25 states through company-operated or franchised stores. In 2010, we ranked second in total sales among mattress specialty retailers, according to Furniture Today. Additionally, based on our analysis of information published in Furniture Today and Company data, we believe we have the largest geographic footprint in the United States among multi-brand mattress specialty retailers. We believe our strong market share positions and economies of scale provide us with a number of competitive advantages, including:

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  Strong supplier relationships.  Given our significant scale and the scope of our retail network, we are a very important customer for many of the leading vendors. This includes both traditional mattress product brands, including Sealy and Simmons, as well as specialty mattress brands, such as Tempur-Pedic, for which we are a leading retailer. We believe that the strength of our supplier relationships enables us to source our merchandise in a more cost-effective manner than our mattress specialty retailer competitors, as well as receive higher vendor incentives and advertising support. Importantly, we believe that our significant scale gives us priority access to a wide range of styles and sub-brands and enables us to develop and source our proprietary brand cost-effectively.

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  Strong landlord relationships.  We have developed strong relationships with real estate developers and landlords across the country due to our extensive store network and strong operating performance. We believe that our history and size position us favorably compared to our mattress specialty retailer competitors, as real estate companies prefer to lease to large, well-capitalized and established retailers.

        Highly attractive and scalable economic model.    We are able to leverage our strong brand awareness, our local marketing campaigns and our regional administrative and supervisory professionals as we increase the number of stores within our existing and surrounding markets. A new store averages approximately 4,800 square feet in size and typically requires an upfront net capital investment in the average amount of approximately $170,000, consisting of gross capital expenditures of approximately $230,000, less tenant improvement allowances received from our landlords of approximately $75,000, and including our investment in inventory floor samples of approximately $15,000. We typically recoup our initial net capital investment from the store's 4-wall profitability in its first year of operations.

        We measure store 4-wall profitability based on store revenues, store product costs and all direct costs of operating the store. We expect new stores to generate on average approximately $1.0 million of net sales in the first twelve months of operations and approximately $1.2 million in the second twelve months. We expect 4-wall profitability that averages approximately 30% of sales and 29% of sales for the first and second years, respectively, with results in the first year that are inclusive of funds received from vendors upon the opening of a new store.

        Market-level profitability represents the aggregation of 4-wall profitability and the addition of costs that are incurred and managed at the market level, consisting primarily of advertising, warehousing and market-level management and overhead. We strive to grow our market-level profitability by gaining market share in a given market primarily through the addition of stores, which provides the scale to support increased advertising investment while also improving leverage over other market-level costs. We expect the profitability of new markets to be initially lower than more mature markets, with improvement to a comparable level of a mature market over a two to three year period. A new market typically requires a dedicated distribution center within the first two years of operation, which averages approximately 10,000 to 20,000 square feet in size and requires an upfront net capital investment of approximately $25,000 to $50,000. We believe that our new store economic model and our infrastructure, which give us the ability to add new stores, to enter new markets and to improve market-level results, are distinctive in the industry.

        Efficient fulfillment model with lower working capital requirements.    We currently operate 29 distribution centers that service all of the markets in which we have company-operated stores. The majority of our distribution centers have excess capacity, which we can leverage as we execute on our growth objectives. Most of our mattress suppliers deliver to our distribution centers within 48 hours following our placement of a purchase order, which enables us to maintain minimal inventory levels but still provide our customers with our Mattress Firm Red Carpet Delivery Service. Furthermore, we typically receive payment from our customers in advance of paying suppliers, which further minimizes our working capital requirements and results in a highly attractive cash flow model.

        Experienced management team.    Our experienced senior management team has an average of ten years of experience with Mattress Firm and an average of 21 years of experience in the retail and mattress industries. Stephen Stagner, our President and Chief Executive Officer, has over 19 years of experience in the mattress industry and originally was a top-performing Mattress Firm franchisee before Mattress Firm purchased his company in December 2004. Steve Fendrich, our Chief Strategy Officer, was a co-founder of Mattress Firm and has 28 years of experience in the mattress industry across various retail and wholesale companies (most recently at Simmons, one of our largest vendors), including 16 years of experience with Mattress Firm. James "Jim" Black, our Chief Financial Officer, has 10 years of experience with Mattress Firm and 20 years of public accounting experience at two leading national accounting firms. Our executive officers and other members of management currently indirectly own approximately 11.1% of our equity and will directly or indirectly own approximately 8.4% after giving effect to this offering. This strongly aligns the interests of management with those of our stockholders.

        We believe our management's breadth of experience in the industry has enabled us to anticipate and respond effectively to industry trends and competitive dynamics while driving superior customer service and cultivating long-standing relationships with our vendors.

        Proven track record of managing through severe economic conditions.    We have a proven track record of success in challenging economic environments. Over the most recent recessionary period, our management team has shown an ability to outperform the industry, with Mattress Firm being the only leading mattress specialty retail brand to avoid a sales decline in 2009, versus the average leading mattress specialty retailer decline of 9.6%, according to Furniture Today. Our flexible financial model allows us to manage discretionary operating expenses through slower sales periods. During the challenging sales environment of fiscal 2009, our Adjusted EBITDA increased $6.2 million, or 15.3%, over fiscal 2008, from $40.2 million to $46.3 million. Our net loss in fiscal 2009 decreased $120.2 million, or 96%, over fiscal 2008, from a net loss of $124.9 million to a net loss of $4.7 million. In fiscal 2010, our Adjusted EBITDA increased $10.8 million, or 23.3%, over fiscal 2009 from $46.3 million to $57.1 million. Our net income in fiscal 2010 increased $5.0 million over fiscal 2009, from a net loss of $4.7 million to a net income of $0.3 million. For the twenty-six weeks ended August 2, 2011, our Adjusted EBITDA increased $10.3 million, or 42%, from $24.4 million to $34.7 million, and net income increased $4.6 million from $0.1 million to $4.7 million, over the twenty-six weeks ended August 3, 2010. We believe our company is well positioned to take advantage of opportunities associated with current improvements in the national economy, as evidenced by 24 consecutive months of our positive comparable-store sales growth through November 1, 2011.

Our Growth Strategies

        We seek to enhance our position as a leading specialty retailer of mattresses and related products and accessories with the goal of driving profitable sales growth and becoming the premier national specialty retailer. To achieve these objectives, we plan on executing the following key strategies:

        Expand our company-operated store base.    The highly fragmented U.S. retail mattress market provides us with a significant opportunity to expand our store base. From January 30, 2008 to November 1, 2011, we opened 259 company-operated stores, including 85 stores in fiscal 2010 and 65 stores in the thirty-nine weeks ended November 1, 2011. In addition, during the same period, we added 38 stores through acquisitions, including 13 stores that were Mattress Firm franchised locations. We plan to continue to expand our store base through a combination of new stores and acquisition opportunities in both existing and new markets. We estimate that, based on our historical experience, our competitors' stores and our typical market penetration rate of one Mattress Firm store per 80,000 to 100,000 in population, we could operate approximately 2,500 Mattress Firm store locations in both existing and new markets in the United States. We believe that attractive opportunities in the real estate market will help us execute our expansion strategy.

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  New and existing markets.  We continually research and survey the geographic landscape and have highlighted several markets with characteristics that we believe are attractive opportunities to gain leading market share and strong profitability over a reasonable time period. Outside of our existing markets, there are many markets that we believe we can enter. We plan to open 100 new company-operated stores in fiscal 2011 and believe that we can double the current number of our company-operated stores within the next five to six years by maintaining the 2011 growth rate for new store units. In addition, we will seek to strengthen our relative market share with the goal of achieving the number one position in each of our markets. Given our highly attractive new store economic model and our improving market level profitability as we continue to open stores, we believe we are well positioned to expand our presence and achieve economies of scale across regions.

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  Acquisition opportunities.  We have a strong track record of supplementing our organic growth through acquisitions by acquiring retail mattress chains on an opportunistic basis. Since January 30, 2008, we have acquired three mattress specialty retailers and franchisees with an aggregate of 38 locations. We acquire mattress specialty retailers that we believe further strengthen our position in an existing market or that accelerate our penetration and achieve a desired market share in a new market. Given our established infrastructure and track record, we believe that we can acquire retailers, integrate them, implement our operating model and generate synergies.

        Increase sales and profitability within our existing network of stores.    Our strategy is to drive comparable-store sales growth within our existing portfolio of stores by:

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  Increasing customer traffic.  We will continue to undertake advertising and marketing initiatives that are aimed at improving our customer traffic. One example of this strategy is our marketing campaign designed to educate consumers on the recommended replacement cycle of a mattress. With an average mattress life across the industry exceeding ten years, our campaign has focused on the health benefits of replacing a mattress after eight years. This campaign has successfully fostered our brand awareness and driven increased customer traffic into our stores.

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  Improving customer conversion.  We will continue to focus on the training of our sales associates, who are our primary points of contact with our customers. In addition, we continually strive to improve our merchandising approach so that the customer shopping experience is optimized. An example of our merchandising improvements is our Comfort by Color initiative that has been introduced to substantially every company-operated store in our network over the past two years. We believe our continued improvements in customer service and merchandising will lead to improved customer conversion in the future.

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  Increasing the average sales price of a transaction.  Through effective sales techniques and the increasing demand for specialty and personalized mattresses, we expect the average price of a customer transaction to increase over time. We have strategically focused and built a strong market position in the specialty mattress category and are well positioned to capture increasing sales and profitability as this category continues to demonstrate attractive growth rates.

        As a result of our established infrastructure within our existing markets, improvements in comparable-store sales should drive expansion in our operating profit margins over time. In addition, we will continue to focus on improving the efficiencies of our information systems and distribution infrastructure, which should further benefit our operating margins.

        Selectively expand our franchise network.    Our franchise program is a low cost and high return model for us to expand our store footprint and leverage the Mattress Firm brand name. We partner with qualified franchisee operators to open stores in markets where we do not currently plan to operate. After our franchisee partners achieve a critical mass in a particular market, we may negotiate with them to repurchase their stores, which we believe is a viable, efficient and productive approach to entering certain markets. We purposely seek to include buyback options in our franchise agreements, where appropriate, and maintain the right of first refusal over any sale of stores by a franchisee. Since January 30, 2008, we have acquired 13 locations from two franchisees.

        Continue to expand our proprietary product offering and target additional channels of distribution.    We believe another strong growth avenue for Mattress Firm is to partner with manufacturers to create innovative proprietary products to further differentiate us from our competition. A recent example is our exclusive brand, YuMe, our proprietary temperature-controlled mattress. YuMe, which was created through a partnership among Mattress Firm, Amerigon Inc. and Sleep Inc., is a proprietary concept that allows the individual to control the sleep surface temperature on each side of the mattress. We introduced YuMe in late fiscal 2010 and are currently evaluating our marketing and distribution strategy for the product.

        We also seek alternative distribution channels to further leverage our core competencies, enhance the Mattress Firm brand and increase our market presence. For example, our website, www.mattressfirm.com, features our full line of products and provides useful information to consumers on the features and benefits of our products, store locations and hours of operation. We offer on-line shopping with nationwide delivery, as well as an in-store pickup option. We use the internet as an important customer information resource to drive in-store purchases. In addition, we have created a new temporary "pop-up" store format that we introduced at various special event venues, including state fairs, bridal shows, home and garden shows, conventions, rodeos, boat shows and auto racing events. We expect to drive additional growth through alternative distribution channels in the future.

Recent Developments

Recently completed acquisition

        On November 15, 2011, we acquired the leasehold interests, store assets, distribution center assets and related inventory, and allowed certain liabilities, of Mattress Giant Corporation relating to the operation of 55 mattress specialty retail stores and three distribution centers located in the states of Georgia, Missouri, Illinois and Minnesota for a cash purchase price of approximately $8.0 million, subject to inventory and other customary adjustments. Although we believe that this is a growth opportunity for us, we cannot assure you that the Mattress Giant Corporation operations we acquired will be successfully integrated into our business.

Financial data for the thirteen weeks ended November 1, 2011

        We are in the process of finalizing our financial results for the thirteen-week period ended November 1, 2011 (the end of our third fiscal quarter in fiscal 2011). Based on available information, we expect to report net sales for the thirteen-week period ended November 1, 2011 of $183.5 million, an increase of $52.8 million, or 40.4%, compared to net sales of $130.7 million for the comparable prior year period. The thirteen-week period ended November 1, 2011 included the Labor Day holiday, which is traditionally the largest promoted sales event, and the week including Labor Day is traditionally the highest sales week of the fiscal year. The components of the expected net sales increase are as follows (in millions):

Increase (decrease) in net sales
Comparable-store sales	$23.8
New stores	21.5
Acquired stores	9.2
Closed stores	(1.7)

$52.8

        The expected increase in comparable-store net sales represents a 18.6% comparable-store sales increase, which was primarily the result of an increase in the number of customer transactions and, to a lesser extent, an increase in the average net sales per transaction. The expected increase in our net sales from new stores was the result of 100 new stores opened at various times during the twelve fiscal periods ended November 1, 2011, including 25 stores opened during the thirteen-week period ended November 1, 2011, prior to their inclusion in the comparable-store calculation beginning with the thirteenth full fiscal period of operations. The expected increase in net sales for acquired stores was the result of the acquisition of 33 stores during fiscal 2010 from two separate acquisitions in October 2010 and December 2010. We closed 23 stores during the twelve fiscal periods ended November 1, 2011, including five stores during the thirteen-week period ended November 1, 2011, and the reduction in sales during the thirteen-week period ended November 1, 2011 from these closings totaled $1.7 million. We operated 640 stores at November 1, 2011, compared with 538 stores at November 2, 2010. In addition, our franchisees operated 117 stores at November 1, 2011.

        Based on available information, we expect to report Adjusted EBITDA for the thirteen-week period ended November 1, 2011 of $27.3 million, compared to $16.4 million for the comparable prior year period, and net income of $12.3 million, compared to $1.9 million for the comparable prior year period. The increase in net income is primarily attributable to the increase in net sales, an increase in the number of stores in operation and a lower effective income tax rate as a result of income tax benefits arising from the anticipated utilization of net operating loss carryforwards for which a valuation allowance against deferred tax assets was provided in prior years. Adjusted EBITDA is not a performance measure under U.S. GAAP. See "—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data" for a definition of Adjusted EBITDA. The following table contains a reconciliation of (1) our actual net income to Adjusted EBITDA for the thirteen-week period ended November 2, 2010, and (2) our expected net income to our expected Adjusted EBITDA for the thirteen-week period ended November 1, 2011 (in millions):

	Thirteen Weeks Ended November 2, 2010	Thirteen Weeks Ended November 1, 2011
Net income	$1.9	$12.3
Income tax expense	1.8	0.6
Interest expense	7.8	8.5
Depreciation and amortization	3.7	4.2
Intangible assets and other amortization	0.3	0.4

EBITDA	15.5	26.0

Loss (gain) on store closings	0.1	(0.3)
Financial sponsor fees and expenses	0.1	0.1
Vendor new store funds	0.4	0.5
Acquisition related expenses	—	0.1
Other (various)	0.3	0.9

Adjusted EBITDA	$16.4	$27.3

        The consolidated financial data for the thirteen weeks ended November 1, 2011 presented above and the expected net sales data are preliminary, and are based upon certain estimates and preliminary information that is subject to completion of our financial closing procedures. All of the financial data presented above has been prepared by and is the responsibility of management. Our independent registered public accounting firm, Grant Thornton LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to any of such data. This summary is not a comprehensive statement of our financial results for the period and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the period are finalized.

Risks Associated with Our Business

        While we believe our company benefits from the competitive strengths and market opportunities described above, our ability to successfully operate our business and execute our business strategy is subject to numerous risks. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the risk factors in the "Risk Factors" section of this prospectus before deciding whether to invest in our common stock. Risks relating to our business and our ability to successfully execute our business strategy, include, but are not limited to, the following:

  •
  Our business is directly impacted by general economic conditions and discretionary spending by our customers. If there is a continued deterioration of the economy or financial markets and consumer confidence or ability or willingness to spend remains low, our sales and results of operations could be negatively impacted.

  •
  We operate in a highly competitive industry and there is no assurance that we will be able to continue to effectively compete with our competitors, some of which have substantially greater financial and other resources than us. As the barriers to entry into the retail bedding market are relatively low, new or existing bedding retailers could enter our markets and increase the competition we face. Any of the developments described above could have a material adverse effect on our planned growth and future results of operations.

  •
  Our central long-term objective is to increase sales and profitability through market share leadership. Our aggressive expansion plans (including our plan to open 100 new company-operated stores in fiscal 2011 and our estimate that we can double the current number of our company-operated stores within the next five to six years by maintaining the 2011 growth rate for new store units) will require us to overcome various uncertainties and challenges, including those relating to our ability to:

    -
    obtain sufficient financing;

    -
    secure favorable store locations;

    -
    advertise in an effective and cost-efficient manner;

    -
    achieve operating results in new stores at the same level as our similarly situated current stores;

    -
    attract a strong customer base in the new markets that we enter as well as additional customers in the current markets in which we operate;

    -
    successfully compete with established mattress retailers in the markets where our new stores will be located; and

    -
    effectively manage our personnel and other resources, which may become overextended during expansion periods.

    There can be no assurance that we will be able to successfully overcome the uncertainties and challenges relating to our growth, including those described above. If we fail to successfully manage the challenges that our planned growth poses, our net sales and profitability could be materially adversely impacted.

  •
  We rely on three main suppliers for acquiring the majority of our branded inventory. Because of the large volume of our business with these manufacturers and our use of their branding and marketing initiatives, our success depends on our continued relationship with, and the reputation and popularity of, these manufacturers. A deterioration of our relationship with these manufacturers or a dilution of their brands could result in reduced sales and operating results of our company.

  •
  The successful operation of our business depends on retention of key employees. Therefore, losing one or more of these key employees could impair our ability to effectively run our business.

  •
  We have a substantial amount of debt, the terms of which limit our ability to obtain additional financing. Our indebtedness could make us vulnerable to adverse economic and industry conditions and could place us at a competitive disadvantage compared to competitors with less debt.

  •
  If we determine that our goodwill or other acquired intangible assets are impaired, we may have to write off all or a portion of the impaired assets. As of August 2, 2011, we had goodwill and intangible assets, net of accumulated amortization, of $287.4 million and $84.8 million, respectively. In fiscal 2007 and fiscal 2008, as a result of the global economic crisis, we incurred goodwill and intangible impairments totalling $43.6 million and $105.0 million, respectively. Additionally, we recorded an impairment charge of $0.5 million in fiscal 2010 related to two reporting units. We may incur goodwill and intangible asset impairments in the future, which may have a material adverse effect on our business, results of operations and financial condition.

  •
  Historically, we have experienced significant losses on store closings and impairment of store assets. In fiscal 2008, fiscal 2009 and fiscal 2010, we experienced losses on store closings and impairment of store assets of $7.4 million, $5.2 million and $2.5 million, respectively. There can be no guarantee that we will not experience similar or greater losses of this kind in the future due to general economic conditions, competitive or operating factors or other reasons, which may have a material adverse effect on our results of operations. In addition, if we are unsuccessful in our expansion strategy and close a large number of stores, the risk of incurring losses on store closings may increase.

        The risks described above and other risks we face are described in further detail under the "Risk Factors" section of this prospectus, which you should carefully review.

Corporate Information

        Mattress Firm Holding Corp. was incorporated in Delaware on January 5, 2007 and commenced operations on January 18, 2007 through the acquisition of Mattress Holding Corp., or "Mattress Holding." Mattress Holding acquired the Mattress Firm retail operations on October 18, 2002 and, together with its subsidiaries, owns substantially all of the assets and conducts the operations of our retail business. Mattress Firm commenced operations in 1986 through a predecessor entity.

        Our principal executive offices are located at 5815 Gulf Freeway, Houston, TX 77023 and our telephone number at that address is (713) 923-1090. Our internet address is www.mattressfirm.com. Please note that any references to www.mattressfirm.com in this prospectus are inactive references only and that our website, and the information contained on our website, is not part of this prospectus.

The Offering

Common stock offered by us	5,555,555 shares
Common stock to be outstanding immediately after completion of this offering	33,262,941 shares
Over-allotment option	Up to 833,333 shares
Use of proceeds

We expect to receive net proceeds from the sale of shares, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $90.0 million, based on an assumed offering price of $18.00 per share (the mid-point of the price range set forth in the cover of this prospectus). We intend to use our net proceeds from this offering to:

•       repay all outstanding indebtedness under the loan facility between Mattress Intermediate Holdings, Inc., or "Mattress Intermediate," our direct subsidiary, and a group of lenders that matures in January 2015, or the "2009 Loan Facility" (an aggregate principal amount of $84.4 million was outstanding as of August 2, 2011);

• pay accrued management fees and interest thereon and a related termination fee of $1.4 million in the aggregate as of August 2, 2011; and
• use the remainder for working capital and other general corporate purposes, including possible acquisitions.

If the underwriters exercise the over-allotment option in full and the issuance and sale of the over-allotment shares are consummated, $4.4 million of the net proceeds will be used to repay the principal and accrued interest of the 12% payment-in-kind investor notes maturing at various times from October 24, 2012 through March 19, 2015, or the "PIK Notes."

See "Use of Proceeds."
Principal stockholders

Upon completion of this offering, investment funds associated with J.W. Childs Associates, L.P., or "J.W. Childs," will indirectly own a controlling interest in us. As a result, we currently intend to avail ourselves of the controlled company exemption under the NASDAQ Rules. For more information, see "Management—Board Structure and Committee Composition."

Risk factors	You should read carefully the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"MFRM"

Note Regarding Outstanding Shares and Beneficial Ownership

        The number of shares of our common stock to be outstanding after this offering is determined as of August 2, 2011 and is based on shares of our common stock outstanding as of such date, and:

  •
  assumes an offering price of $18.00 per share (the mid-point of the price range set forth on the cover of this prospectus);

  •
  assumes the underwriters do not exercise the over-allotment option to purchase any additional shares;

  •
  gives effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to consummation of this offering;

  •
  assumes the conversion of all of the outstanding 12% convertible notes due July 18, 2016, in the aggregate amount of $40.4 million in principal and accrued interest, or the "Convertible Notes," and the conversion of all of the outstanding PIK Notes in the aggregate amount of $55.2 million in principal and accrued interest, in each case at a price per share equal to the assumed initial public offering price, for a total of 5,307,434 shares of our common stock (see "Related Party Transactions—PIK Notes" and "Related Party Transactions—Convertible Notes" for further information regarding the terms of such conversions, including the actual price per share at which any such conversion is expected to occur); and

  •
  excludes 4,206,000 shares of common stock reserved for issuance under our Omnibus Plan (as defined in "Executive Compensation—Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan"), of which 1,247,553 shares will be subject to stock options to be granted to our employees effective immediately following the pricing of this offering (see "Executive Compensation—Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan").

        Unless the context otherwise requires, the beneficial ownership of common stock after the offering is determined as of August 2, 2011 based upon the foregoing, as applicable, and further assumes full vesting of the Class B-1 Unit tranche, and no vesting of the Class B-2, B-3 and B-4 Unit tranches, of the Class B Units of Mattress Holdings, LLC held by management and certain other current and former employees. The number of shares outstanding and the other share numbers and percentages after this offering presented in this prospectus are as of the dates and based upon the assumptions set forth in this prospectus, and may differ from the actual numbers and percentages as of the closing date of this offering.

Note Regarding Mattress Holdings, LLC Equity Interests

        As further described under "Principal Stockholders," Mattress Holdings, LLC is currently the record and beneficial owner of 100% of the Company's outstanding common stock. We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under "Shares Eligible for Future Sale" and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents. Any such distribution will be made from the outstanding shares held by Mattress Holdings, LLC and, therefore, will not be dilutive to the investors in this offering. The following table summarizes the classes of issued and outstanding equity interests in Mattress Holdings, LLC:

Type of Mattress Holdings, LLC Equity Interests	Holders	Vesting Terms
Class A Units	Certain investors, including J.W. Childs, and certain members of management	Not subject to vesting terms.
Class B-1 Units	Certain current and former Company employees

Subject to performance and time vesting terms; assuming other criteria are met, fully vest immediately prior to a change of control or, if earlier, immediately prior to the completion of this offering.

Class B-2, B-3 and B-4 Units	Certain current and former Company employees

Subject to performance and time vesting terms; vest in their entirety immediately prior to a change of control or, if earlier, the date of expiration of the lock-up agreements entered into by certain affiliates of J.W. Childs in connection with this offering, in each case if the return on investment to certain affiliates of J.W. Childs meets or exceeds established performance thresholds.

Class C-1 Units	Certain investors, including J.W. Childs	Not subject to vesting terms.
Class C-2 Units	Certain members of management	Not subject to vesting terms.

Post-IPO Structure

        Following the consummation of this offering, we expect that our corporate structure will be as follows:

(1)
Gives effect to the issuance of shares of our common stock as a result of the conversion of the indebtedness described in note (3) below based on the assumptions described under "—Note Regarding Outstanding Shares and Beneficial Ownership" above.

(2)
We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under "Shares Eligible for Future Sale" and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents. See "Related Party Transactions—Future Relationship." Any such distribution will be made from the outstanding shares held by Mattress Holdings, LLC and, therefore, will not be dilutive to the investors in this offering.

(3)
Issuer of the shares of common stock offered hereby and of the Convertible Notes in the aggregate amount of $40.4 million of principal and accrued interest and the PIK Notes in the aggregate amount of $55.2 million of principal and accrued interest. Upon the consummation of this offering, (i) the Convertible Notes will automatically convert into shares of our common stock at a price per share equal to the initial public offering price and (ii) an aggregate amount of $50.8 million in principal and accrued interest of the outstanding PIK Notes will be converted into shares of our common stock at a price per share equal to the initial public offering price. If the underwriters exercise in full the over-allotment option to purchase additional shares of common stock and the issuance and sale of such shares are consummated, the remaining $4.4 million in principal and accrued interest of the outstanding PIK Notes will be repaid with the proceeds of this offering substantially concurrent with the closing of the sale of the shares issued pursuant to the over-allotment option. If the over-allotment option is exercised in part or not exercised at all, all remaining PIK Notes will be converted into shares of our common stock at a price per share equal to the closing price of our common stock on the 30th day after the date of the underwriting agreement for this offering (in the case of a partial or no exercise of the over-allotment option). All outstanding amounts noted above are given as of August 2, 2011. See "Related Party Transactions—PIK Notes" and "Related Party Transactions—Convertible Notes."

(4)
Borrower under the 2009 Loan Facility. We expect that the 2009 Loan Facility will be repaid in full with the proceeds of this offering. See "Use of Proceeds."

(5)
Some of these stockholders are also equity holders of Mattress Holdings, LLC.

*
Guarantor or obligor under the credit agreement between Mattress Holding, certain lenders, and UBS Securities LLC, as sole arranger and bookrunner and a lender, or the "2007 Senior Credit Facility." See "Description of Certain Indebtedness—2007 Senior Credit Facility."

 Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data

        The following tables present our summary historical and unaudited pro forma consolidated financial and operating data. You should read these tables along with "Capitalization," "Unaudited Pro Forma Consolidated Financial Statements," "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations expected for future periods.

        The historical balance sheet data as of February 1, 2011, and the statement of operations data for the fiscal years 2008, 2009 and 2010, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The historical balance sheet data as of August 2, 2011 and the statement of operations data for the twenty-six weeks ended August 3, 2010 and August 2, 2011 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated balance sheet data as of August 2, 2011 give effect to this offering, the application of the net proceeds therefrom as described in "Use of Proceeds" and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus as if the foregoing had occurred as of August 2, 2011. The pro forma consolidated statement of operations data for fiscal 2010 and for the twenty-six weeks ended August 2, 2011 give effect to this offering, the application of the net proceeds therefrom as described in "Use of Proceeds" and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus as if the foregoing had occurred on February 3, 2010. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data is for informational purposes only and does not purport to represent what our results of operations actually would be if the foregoing transactions had occurred at any date, nor does such data purport to project the results of operations for any future period.

				Twenty-six Weeks Ended		Pro Forma
	Fiscal Year						Twenty-six Weeks Ended August 2, 2011
				August 3, 2010	August 2, 2011	Fiscal Year 2010
	2008	2009	2010
	(restated)		(restated)		(unaudited)
	(dollar amounts in thousands, except for per share data and store units)
Statement of Operations:
Net sales	$433,258	$432,250	$494,115	$235,946	$331,838	$494,115	$331,838
Costs of sales	287,744	280,506	312,637	151,113	205,227	312,637	205,227

Gross profit from retail operations	145,514	151,744	181,478	84,833	126,611	181,478	126,611
Franchise fees and royalty income	2,053	2,100	3,195	1,420	2,072	3,195	2,072

	147,567	153,844	184,673	86,253	128,683	184,673	128,683
Sales and marketing expenses	94,050	95,305	114,017	54,345	80,718	114,017	80,718
General and administrative expenses	33,781	32,336	35,382	16,233	24,123	34,975	23,931
Goodwill impairment charge(1)	100,332	—	536	—	—	536	—
Intangible asset impairment charge(2)	4,700	—	—	—	—	—	—
Loss on store closings and impairment of store assets(3)	7,419	5,179	2,486	447	39	2,486	39

Income (loss) from operations	(92,715)	21,024	32,252	15,228	23,803	32,659	23,995
Other expense (income):
Interest income	(9)	(12)	(6)	(1)	(3)	(6)	(3)
Interest expense(4)	28,342	27,126	31,063	15,024	16,949	7,862	4,090
Loss (gain) from debt extinguishment(5)	—	(2,822)	—	—	1,873	—	16

Total other expense	28,333	24,292	31,057	15,023	18,819	7,856	4,103

Income (loss) before income taxes	(121,048)	(3,268)	1,195	205	4,984	24,803	19,892
Income tax expense	3,806	1,405	846	101	319	9,605	5,850

Net income (loss)	$(124,854)	$(4,673)	$349	$104	$4,665	$15,198	$14,042

Basic and diluted net income (loss) per common share(6)	$(5.57)	$(0.21)	$0.02	$0.00	$0.21	$0.46	$0.42
Basic and diluted weighted average shares outstanding(6)	22,399,952	22,399,952	22,399,952	22,399,952	22,399,952	33,262,941	33,262,941
Other Financial Data:
EBITDA(7)	$(75,629)	$41,275	$49,027	$23,475	$31,462
Adjusted EBITDA(8)	$40,168	$46,323	$57,095	$24,404	$34,695
Adjusted EBITDA, percent to net sales	9.3%	10.7%	11.6%	10.3%	10.5%
Capital expenditures	$23,888	$10,863	$27,330	$9,843	$11,681
Depreciation and amortization	$16,209	$16,286	$15,448	$7,696	$8,717

				Twenty-six Weeks Ended
	Fiscal Year
				August 3, 2010	August 2, 2011
	2008	2009	2010
	(restated)		(restated)	(unaudited)
	(in thousands, except store units, unless otherwise indicated)
Operational Data(9):
Comparable-store sales growth (decline)(10)	(23.7)%	(4.3)%	6.3%	6.7%	19.2%
Store units open at period-end	464	487	592	509	620
Average net sales per store unit(11)	$1,037	$947	$990	$488	$576

	At February 1, 2011	At August 2, 2011
	Actual	Actual	Pro Forma
	(restated)
		(unaudited)
	(in thousands)
Balance Sheet Data(12):
Working capital	$(7,687)	$1,598	$5,790
Total assets	$513,633	$549,576	$553,285
Total debt	$398,703	$403,531	$229,442
Stockholder's equity (deficit)	$(15,682)	$(10,978)	$170,235

(1)
During fiscal 2008 and fiscal 2010, we recognized a non-cash impairment charge of $100.3 million and $0.5 million, respectively, attributable to the impairment of our goodwill.

(2)
During fiscal 2008, we recognized a non-cash impairment charge of $4.7 million attributable to the impairment of our intangible assets.

(3)
Includes a non-cash impairment charge for long-lived assets, consisting primarily of store leasehold costs and related equipment, to reduce the carrying value to estimated fair value, based on our periodic assessment of whether projected future cash flows of individual stores are sufficient to recover the carrying value of the related assets, in the amounts of $6.3 million, $2.3 million and $1.7 million during fiscal 2008, fiscal 2009 and fiscal 2010, respectively.

(4)
Interest expense includes interest that was accrued and paid in kind by adding the interest to the outstanding balance of debt related to our 2009 Loan Facility, Convertible Notes and PIK Notes in the amounts of $2.5 million, $17.7 million and $23.2 million during fiscal 2008, fiscal 2009 and fiscal 2010, respectively, and $10.9 million and $12.5 million for the twenty-six weeks ended August 3, 2010 and August 2, 2011, respectively.

(5)
During fiscal 2009, a gain from debt extinguishment was recognized in connection with the amendment and restatement of the 2009 Loan Facility. The extinguishment resulted in a $5.8 million downward adjustment of the loan carrying value to its fair value, which was partially offset by the write-off of $3.0 million of unamortized deferred loan fees. On July 19, 2011, the Company made a voluntary prepayment of $40.0 million on the 2009 Loan Facility, which was accounted for as a partial extinguishment that resulted in the recognition of a loss on debt extinguishment of $1.9 million.

(6)
Gives effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering, and the pro forma results also give effect to the issuance of (1) 5,555,555 shares of the Company's common stock as part of this offering, the net proceeds of which will be used to repay the 2009 Loan Facility, (2) 2,242,157 additional shares upon the conversion of the Convertible Notes in connection with this offering and (3) 3,065,277 additional shares upon the conversion of the PIK Notes in connection with this offering, in each case at a price or conversion rate equal to an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus).

(7)
EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under U.S. GAAP, and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•
EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•
Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only as a supplemental measure.

(8)
Adjusted EBITDA is defined as EBITDA, without giving effect to non-cash goodwill and intangible asset impairment charges, gains or losses on store closings and impairment of store assets, gains or losses related to the early extinguishment of debt, financial sponsor fees and expenses, non-cash charges related to stock-based awards and other items that are excluded by management in reviewing the results of operations. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items and to provide additional information with respect to our ability to comply with various covenants in documents governing our indebtedness and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of our ongoing operations. Management uses Adjusted EBITDA to determine executive incentive compensation payment levels. In addition, our compliance with certain covenants under our 2007 Senior Credit Facility that are calculated based on similar measures, which differ from Adjusted EBITDA primarily by the inclusion of pro forma results for acquired businesses in those similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in note (7) related to the use of EBITDA, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the additional limitations to the use of Adjusted EBITDA are:

  •
  Adjusted EBITDA does not reflect the cash requirements of closing underperforming stores;

  •
  Adjusted EBITDA does not reflect costs related to management services provided by J.W. Childs; and

  •
  Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplemental measure. The following table contains a reconciliation of our net income (loss) determined in accordance with U.S. GAAP to EBITDA and Adjusted EBITDA for the periods indicated:

				Twenty-six Weeks Ended
	Fiscal Year
				August 3, 2010	August 2, 2011
	2008	2009	2010
	(restated)		(restated)	(unaudited)
	(in thousands)
Net income (loss)	$(124,854)	$(4,673)	$349	$104	$4,665
Income tax expense	3,806	1,405	846	101	319
Interest income	(9)	(12)	(6)	(1)	(3)
Interest expense	28,342	27,126	31,063	15,024	16,949
Depreciation and amortization	16,209	16,286	15,448	7,696	8,717
Intangible assets and other amortization	877	1,143	1,327	551	815

EBITDA	(75,629)	41,275	49,027	23,475	31,462

Goodwill impairment charge	100,332	—	536	—	—
Intangible asset impairment charge	4,700	—	—	—	—
Loss (gain) on store closings and impairment of store assets	7,419	5,179	2,486	447	39
Loss (gain) from debt extinguishment	—	(2,822)	—	—	1,873
Financial sponsor fees and expenses	490	395	407	211	192
Stock-based compensation	1,299	84	(515)	(555)	39
Vendor new store funds(a)	681	(87)	1,540	348	300
Acquisition related expenses(b)	138	2	453	—	108
Other (various)(c)	738	2,297	3,161	478	682

Adjusted EBITDA	$40,168	$46,323	$57,095	$24,404	$34,695

  (a)
  Adjustment to recognize vendor funds received upon the opening of a new store in the period opened, rather than over 36-months as presented in our financial statements, which is consistent with how management has historically reviewed its results of operations.

  (b)
  Noncash effect included in net income related to purchase accounting adjustments made to inventories resulting from acquisitions and other acquisition-related cash costs included in net income, such as direct acquisition costs and costs related to training and integration of acquired businesses.

  (c)
  Consists of various items that management excludes in reviewing the results of operations, including $1.6 million in fiscal 2010 for the estimated costs of a May 26, 2011 settlement of a lawsuit involving alleged violations of the Fair Labor Standards Act brought in April 2010 by a former employee.

(9)
Operational data relates to company-operated stores only.

(10)
Comparable-store sales is a measure commonly used in the retail industry, which indicates store performance by measuring the growth in revenue for certain stores for a particular period over the corresponding period in the prior year. New stores are included in the comparable-store sales calculation beginning in the thirteenth full month of operation. Acquired stores are included in the comparable-store sales calculation beginning in the first month following the anniversary date of the acquisition. The comparable-store sales calculation includes sales related to our e-commerce and other comparable sales channels. New stores that are relocated within a two mile radius of a closed store are included in the comparable-store sales calculation beginning with the first full month of operations by measuring the growth in revenue against the prior year sales of the closed store. Stores that are closed, other than relocated stores, are removed from the comparable-store sales calculation in the month of closing. Comparable-store sales during fiscal years that are comprised of 53 weeks exclude sales for the fifty-third week of the year. The method of calculating comparable-store sales varies across the retail industry and our method may not be the same as other retailers' methods.

(11)
Calculated using net sales for stores open at both the beginning and the end of the period.

(12)
The balance sheet data at August 2, 2011 is presented on an actual basis and on a pro forma basis, giving effect to this offering, the application of the net proceeds therefrom as described in the "Use of Proceeds" and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

        An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those that we believe are the material risks that we face.

 Risks Related to Our Business

Our business is dependent on general economic conditions in our markets.

        Our sales depend, in part, on discretionary spending by our customers. Within the last two years, rising unemployment, reduced consumer confidence and reduced access to credit have combined to lead to sharply reduced consumer spending. If consumer confidence and willingness to spend on discretionary items remains low, our sales and results of operations could be adversely affected. Continued deterioration of financial markets or a worsening or prolonged economic downturn could result in declines in sales and impair our growth. General economic conditions and discretionary spending are beyond our control and are affected by, among other things:

  •
  consumer confidence in the economy;

  •
  unemployment trends;

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  consumer debt levels;

  •
  consumer credit availability;

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  the housing market;

  •
  gasoline and fuel prices;

  •
  interest rates and inflation;

  •
  price deflation, including due to low-cost imports;

  •
  slower rates of growth in real disposable personal income;

  •
  natural disasters;

  •
  national security concerns;

  •
  tax rates and tax policy; and

  •
  other matters that influence consumer confidence and spending.

        Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude.

Our ability to grow and remain profitable may be limited by direct or indirect competition in the retail bedding industry, which is highly competitive.

        The retail bedding industry in the United States is highly competitive. Participants in the bedding industry compete primarily based on store location, service, price, product selection, brand name recognition and advertising. There can be no assurance that we will be able to continue to compete favorably with our competitors in these areas. Our store competitors include regional and local specialty retailers of bedding (such as Mattress Giant and American Mattress, national and regional chains of retail furniture stores carrying bedding (such as Haverty's and Rooms-To-Go), department store chains with bedding departments (such as Macy's, Sears and JC Penney), big box retailers (such as Walmart), warehouse clubs (such as Costco) and factory direct stores (such as Original Mattress). In the past, we have faced periods of heightened competition that materially affected our results of operations. Certain of our competitors have substantially greater financial and other resources than us.

Accordingly, we may face periods of intense competition in the future that could have a material adverse effect on our planned growth and future results of operations. In addition, the barriers to entry into the retail bedding industry are relatively low. New or existing bedding retailers could enter our markets and increase the competition we face. In addition, manufacturers and vendors of mattresses and related products, including those whose products we currently sell, could enter the U.S. mattress retail market and start directly competing with us. Competition in existing and new markets may also prevent or delay our ability to gain relative market share. Any of the developments described above could have a material adverse effect on our planned growth and future results of operations.

If we fail to successfully manage the challenges our planned growth poses or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

        One of our central long term objectives is to increase sales and profitability through market share leadership. Our ability to achieve market share leadership, however, is contingent upon our ability to (1) open stores in favorable locations, (2) advertise our stores in an effective and cost-efficient manner and (3) achieve operating results in new stores at the same level as our similarly situated current stores. There can be no assurance, however, that we will be able to open stores in new markets at the rate required to achieve market leadership in such markets, identify and obtain favorable store sites, arrange favorable leases for stores or obtain governmental and other third-party consents, permits and licenses needed to open or operate stores in a timely manner, train and hire a sufficient number of qualified managers for new stores, attract a strong customer base and brand familiarity in new markets, or successfully compete with established mattress stores in the new markets we enter. Moreover, if we are unable to open an adequate number of stores in a market, or if store-level profitability is lower than expectations, we may be unable to achieve the market presence necessary to justify the considerable expense of radio or television advertising and could be forced to rely upon less effective advertising mediums. Failure to open stores in favorable locations or to advertise in an effective and cost-efficient manner could place us at a competitive disadvantage as compared to retailers who were more adept than we at managing these challenges, which, in turn, could negatively affect our overall operating results.

Our comparable-store sales and results of operations fluctuate due to a variety of economic, operating, industry and environmental factors and may not be fair indicators of our performance.

        Our comparable-store sales and operating results have experienced fluctuations, which can be expected to continue. Numerous factors affect our comparable-store sales results, including among others, the timing of new and relocated store openings, the relative proportion of new and relocated stores to mature stores, cannibalization resulting from the opening of new stores in existing markets, the acquisition and rebranding of competitors' stores in existing Mattress Firm markets, changes in advertising and other operating costs, the timing and level of markdowns, changes in our product mix, weather conditions, retail trends, the retail sales environment, economic conditions, inflation, the impact of competition and our ability to execute our business strategy efficiently. As a result, comparable-store sales or operating results may fluctuate, and may cause the price of our common stock to fluctuate significantly. Therefore, we believe period-to-period comparisons of our results may not be a fair indicator of, and should not be relied upon as a measure of, our operating performance.

We intend to aggressively open additional stores in our existing markets, which may diminish sales by existing stores in those markets and strain our ability to find qualified personnel or divert resources from our existing stores, negatively affecting our overall operating results.

        Pursuant to our expansion strategy, we intend to aggressively open additional stores in our existing markets, including relocations of existing stores. Because our stores typically draw customers from their local areas, additional stores may draw customers away from nearby existing stores and may cause our comparable-store sales performance and customer counts at those existing stores to decline, which may adversely affect our overall operating results. In addition, our ability to open additional stores will be dependent on our ability to promote and/or recruit enough qualified field managers, store managers, assistant store managers and sales associates. The time and effort required to train and supervise a large number of new managers and associates and integrate them into our culture may divert resources from our existing stores. If we are unable to profitably open additional stores in existing markets and limit the adverse impact of those new stores on existing stores, it may reduce our comparable-store sales and overall operating results during the implementation of our expansion strategy.

Our expansion strategy will be dependent upon, and limited by, the availability of adequate capital.

        Our expansion strategy will require additional capital for, among other purposes, opening new stores and entering new markets. Such capital expenditures will include researching real estate and consumer markets, lease, inventory, property and equipment costs, integration of new stores and markets into company-wide systems and programs and other costs associated with new stores and market entry expenses and growth. If cash generated internally is insufficient to fund capital requirements, or if funds are not available under our existing credit facility, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. In addition, our debt agreements provide a limit on the amount of capital expenditures we may make annually. If we fail to obtain sufficient additional capital in the future or we are unable to make capital expenditures under our debt agreements, we could be forced to curtail our expansion strategies by reducing or delaying capital expenditures relating to new stores and new market entry. As a result, there can be no assurance that we will be able to fund our current plans for the opening of new stores or entry into new markets.

We may from time to time acquire complementary businesses, including operations of our franchisees, which will subject us to a number of risks.

        Any acquisitions we may undertake involve a number of risks, including:

  •
  failure of the acquired businesses to achieve the results we expect;

  •
  potential comparable-store sales declines as a result of sales culture integration challenges and conversion of acquired stores to the Mattress Firm brand;

  •
  diversion of capital and management attention from operational matters;

  •
  our inability to retain key personnel of the acquired businesses;

  •
  risks associated with unanticipated events or liabilities;

  •
  the potential disruption and strain on our existing business and resources that could result from our planned growth and continuing integration of our acquisitions; and

  •
  customer dissatisfaction or performance problems at the acquired businesses.

        If we are unable to integrate or successfully manage any business that we acquire, we may not realize anticipated cost savings, improved efficiencies or revenue growth, which may result in reduced profitability or operating losses. In addition, we may face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require the issuance of additional equity financing, which would result in dilution of our existing stockholders. The realization of all or any of the risks described above could materially and adversely affect our reputation and our results of operations.

A deterioration in our relationships with, or a dilution of the brand images of, our primary suppliers could adversely affect our brand and customer satisfaction and result in reduced sales and operating results.

        We currently rely on Sealy, Simmons and Tempur-Pedic as our primary suppliers of branded mattresses. Purchases of products from these three manufacturers accounted for 80% of our mattress product costs for fiscal 2010. Because of the large volume of our business with these manufacturers and our use of their branding in our marketing initiatives, our success depends on the continued popularity and reputation of these manufacturers. Any dilution of their brand images or adverse change in our relationship with any of them or to their financial condition, production efficiency, product development or marketing capabilities could adversely affect our own brand and the level of our customers' satisfaction, among other things, which could result in reduced sales and operating results.

        We use Corsicana as a primary supplier of our private label mattresses, which accounted for 14% of our mattress product costs for fiscal 2010. If our relationships with Sealy, Simmons, Tempur-Pedic or Corsicana are terminated or otherwise impaired, or if any of them materially increase their prices, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on a number of suppliers, and any failure by any of them to supply us with products may impair our inventory and adversely affect our ability to meet customer demands, which could result in a decrease in net sales.

        Through our operating subsidiaries, we maintain supply agreements with Sealy, Simmons, Tempur-Pedic and Corsicana. Our current suppliers may not continue to sell products to us on acceptable terms or at all, and we may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to us. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. We are also dependent on suppliers for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our suppliers and our failure to replace them may harm our relationship with our customers and our ability to attract new customers, resulting in a decrease in net sales.

If customers are unable to obtain third-party financing at appropriate rates, sales of our products could be materially adversely affected.

        We offer financing to consumers through third party consumer finance companies. Our business is affected by the availability and terms of financing to customers. During much of the fourth quarter of fiscal 2008 and continuing into fiscal 2009, we experienced significantly lower credit approval rates for our customers. Sales results were negatively affected as a result. Another reduction of credit availability to our customers could have a material impact on our results of operations.

We may not be able to successfully anticipate consumer trends and our failure to do so may lead to loss of consumer acceptance of the products we sell, resulting in reduced net sales.

        Our success depends on our ability to anticipate and respond to changing trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer acceptance of the merchandise we sell and our image with current or potential customers may be harmed, which could reduce our net sales. For example, the Company has responded to the trend in favor of specialty bedding products and sleep systems, such as viscoelastic foam mattresses, by entering into new arrangements with suppliers and reallocating store display space without certainty of success or that existing relationships with conventional mattress suppliers will not be jeopardized. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of models that prove popular could also reduce our net sales.

We depend on a few key employees, and if we lose the services of certain of our principal executive officers, we may not be able to run our business effectively.

        Our future success depends in part on our ability to attract and retain key executive, merchandising, marketing and sales personnel. Our executive officers include R. Stephen Stagner, our President and Chief Executive Officer, Stephen G. Fendrich, our Chief Strategy Officer, and James R. Black, our Executive Vice President and Chief Financial Officer. We have an employment agreement with each of Messrs. Stagner, Fendrich and Black. If any of these executive officers ceases to be employed by us, we would have to hire additional qualified personnel. Our ability to successfully hire other experienced and qualified executive officers cannot be assured and may be difficult because we face competition for these professionals from our competitors, our suppliers and other companies operating in our industry. As a result, the loss or unavailability of any of our executive officers could have a material adverse effect on us.

Our substantial debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations or from funding our expansion strategy.

        We have a substantial amount of debt outstanding and significant debt service requirements. As of August 2, 2011, on a pro forma basis after giving effect to the offering, our planned use of proceeds, the conversion of the Convertible Notes and the conversion or repayment of the PIK Notes, we had $229.4 million of total indebtedness, consisting of $229.3 million outstanding under the 2007 Senior Credit Facility and $0.1 million of other long-term indebtedness. Our substantial indebtedness could have serious consequences, such as:

  •
  limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, expansion strategy or other purposes;

  •
  placing us at a competitive disadvantage compared to competitors with less debt;

  •
  increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

  •
  increasing our vulnerability to increases in interest rates because borrowings under the 2007 Senior Credit Facility are subject to variable interest rates.

        The potential consequences of our substantial indebtedness make us more vulnerable to defaults and place us at a competitive disadvantage. A substantial or extended increase in interest rates could significantly affect our cash available to make scheduled payments on the 2007 Senior Credit Facility or to fund our expansion strategy. If we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        The 2007 Senior Credit Facility contains negative covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

  •
  incur indebtedness;

  •
  create liens;

  •
  engage in mergers or consolidations;

  •
  sell assets (including pursuant to sale and leaseback transactions);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  make investments, acquisitions, loans or advances;

  •
  make capital expenditures;

  •
  repay, prepay or redeem certain indebtedness;

  •
  engage in certain transactions with affiliates;

  •
  enter into agreements limiting subsidiary distributions;

  •
  enter into agreements limiting the ability to create liens;

  •
  amend material agreements governing certain indebtedness; and

  •
  change our lines of business.

        A breach of any of these covenants could result in an event of default under the 2007 Senior Credit Facility. Upon the occurrence of an event of default under the 2007 Senior Credit Facility, the lenders could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit, or seek amendments to our debt agreements that would provide for terms more favorable to such lenders and that we may have to accept under the circumstances. If we were unable to repay those amounts, the lenders under the 2007 Senior Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the 2007 Senior Credit Facility. If the lenders under the 2007 Senior Credit Facility accelerate the repayment of borrowings, we cannot be sure that we will have sufficient assets to repay the 2007 Senior Credit Facility.

If we fail to hire, train and retain qualified managers, sales associates and other employees our superior customer service could be compromised and we could lose sales to our competitors.

        A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates. If we are unable to attract and retain qualified personnel and managers as needed in the future, including qualified sales personnel, our level of customer service may decline, which may decrease our net sales and profitability.

Our future growth and profitability will be dependent in part on the effectiveness and efficiency of our advertising expenditures.

        Our advertising expenditures, which are the largest component of our sales and marketing expenses are expected to continue to increase for the foreseeable future. A significant portion of our advertising expenditures are made in the higher cost radio and television formats. We cannot assure you that our planned increases in advertising expenditures will result in increased customer traffic, sales, levels of brand name awareness or market share or that we will be able to manage such advertising expenditures on a cost-effective basis. Should we fail to realize the anticipated benefits of our advertising program, or should we fail to effectively manage advertising costs, this could have a material adverse effect on our growth prospects and profitability.

Our operating results are seasonal and subject to adverse weather and other circumstances, the occurrence of which during periods of expected higher sales may result in disproportionately reduced sales for the entire year.

        We historically have experienced and expect to continue to experience seasonality in our net sales and net income. We generally have experienced more sales and a greater portion of income during the second and third quarters of our fiscal year due to a concentration of holidays such as Memorial Day, the Fourth of July and Labor Day occurring in the summer and a higher number of home sales occurring in autumn. Over the past five fiscal years, (i) the second fiscal quarter generated 26.0% of our net sales, (ii) the third fiscal quarter generated 26.4% of our net sales and (iii) the other fiscal quarters generated 47.6% of our net sales. We expect this seasonality to continue for the foreseeable future. Any decrease in our second or third quarter sales, whether because of adverse economic conditions, a slowdown in home sales, adverse weather conditions, timing of holidays within our quarters or other unfavorable circumstances, could have a disproportionately adverse effect on net sales and operating results for the entire fiscal year.

If we are unable to renew or replace our current store leases or if we are unable to enter into leases for additional stores on favorable terms, or if one or more of our current leases are terminated prior to expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

        We currently lease all but one of our store locations. Many of our current leases provide for our unilateral option to renew for several additional rental periods at specific rental rates. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional store locations could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords or on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Because our stores are generally concentrated in the Gulf Coast and Southeast regions of the United States, we are subject to regional risks.

        We have a high concentration of stores in the Gulf Coast and Southeast regions. We therefore have exposure to these local economies as well as weather conditions and natural disasters occurring in these regions, including hurricanes, tornadoes and other natural disasters. If these markets individually or collectively suffer an economic downturn or other significant adverse event, there could be an adverse impact on our comparable-store sales, net sales and profitability and our ability to implement our planned expansion program. Any natural disaster or other serious disruption in these markets due to fire, tornado, hurricane or any other calamity could damage inventory and could result in decreased sales.

Our results may be adversely affected by fluctuations in raw material and energy costs.

        Our results may be affected by the prices of the components and raw materials used in the manufacture of the mattress products and accessories we sell. These prices may fluctuate based on a number of factors beyond our control, including: oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and government regulation. In addition, energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and overall costs to purchase products from our vendors.

        We may not be able to adjust the prices of our products, especially in the short-term, to recover these cost increases in raw materials and energy. A continual rise in raw material and energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

We are subject to government regulation and audits from various taxing authorities, which could impose substantial costs on our operations or reduce our operational flexibility.

        Our products and our marketing and advertising programs are and will continue to be subject to regulation in the U.S. by various federal, state and local regulatory authorities, including the Federal

Trade Commission. Compliance with these regulations may have an adverse effect on our business. In addition, our operations are subject to federal, state and local consumer protection regulations and other laws relating specifically to the bedding industry. For example, U.S. Consumer Product Safety Commission has adopted rules relating to fire retardancy standards for the mattress and pillow industry. State and local bedding industry regulations vary among the states in which we operate but generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as "new" or otherwise, controls as to hygiene and other aspects of product handling, sales and resales and penalties for violations. We and/or our suppliers may be required to incur significant expense to the extent that these regulations change and require new and different compliance measures. For example, new legislation aimed at improving the fire retardancy of mattresses or regulating the handling of mattresses in connection with preventing or controlling the spread of bed bugs could be passed, which could result in product recalls or in a significant increase in the cost of operating our business. In addition, failure to comply with these various regulations may result in penalties, the inability to conduct business as previously conducted or at all, and/or adverse publicity, among other things.

        We are also subject to Federal Trade Commission and state laws regarding the offering of franchises and their operations and management. State franchise laws may delay or prevent us from terminating a franchise or withholding consent to renew or transfer a franchise. We may, therefore, be required to retain an underperforming franchise and may be unable to replace the franchise, which could have an adverse effect on franchise revenues. Although we believe that we are in substantial compliance with these bedding industry and franchise regulations, we may be required in the future to incur expense and/or modify our operations in order to ensure such compliance.

        We are also subject to audits from various taxing authorities. Currently, we are not under audit in any of the jurisdictions in which we operate. Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could have an adverse effect on our business and results of our operations.

Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

        An important part of our success is due to our ability to deliver mattresses and bedding-related products quickly to our customers. This in turn is due to our successful planning and distribution infrastructure, including merchandise ordering, transportation and receipt processing, and the ability of our suppliers to meet our distribution requirements. Our ability to maintain this success depends on the continued identification and implementation of improvements to our planning processes, distribution infrastructure and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could adversely affect our operating results. Our business could also be adversely affected if there are delays in product shipments to us due to freight difficulties, difficulties of our suppliers involving strikes or other difficulties at their principal transport providers or otherwise.

Our ability to control labor costs is limited, which may negatively affect our business.

        Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing healthcare benefits or labor relations, such as the Employee Free Choice Act, and health and other insurance costs. If our labor and/or benefit costs increase, we may not be able to hire or maintain qualified personnel to the extent necessary to execute our competitive strategy, which could adversely affect our results of operations.

There can be no assurance that our warranty claims and comfort exchange return rates will remain within acceptable levels.

        Under the terms of our supply agreements with some of our major suppliers of conventional mattress products, we currently are financially responsible for returns resulting from product defects. We also provide our customers with a 100-day comfort satisfaction guarantee whereby, within 100 days from the date of original purchase, if the new mattress is uncomfortable, we will exchange it for a mattress of equal or similar quality with no exchange fee, subject to standard transportation charges. Additionally, we provide our customers with a low price guarantee whereby if a customer finds the same or comparable sleep set for less than our displayed or advertised price within 100 days of purchase, we will beat our competitor's price on such comparable sleep set by 10% and refund the customer the difference. While we establish reserves at the time of sale for these exposures, there can be no assurance that our reserves adequately reflect this enhancement and no assurance that warranty claims and comfort exchange return rates will remain within acceptable levels. An increase in warranty claims and comfort exchange return rates could have a material adverse effect on our business, financial condition and operating results.

If we determine that our goodwill or other acquired intangible assets are impaired, we may have to write off all or a portion of the impaired assets.

        As of August 2, 2011, we had goodwill and intangible assets, net of accumulated amortization, of $287.4 million and $84.8 million, respectively. In fiscal 2007 and 2008, as a result of the global economic crisis, we incurred goodwill and intangible asset impairments of $43.6 million and $105.0 million, respectively, and we may incur goodwill and intangible asset impairments in the future. Additionally, we recognized a $0.5 million impairment of goodwill related to two markets in fiscal 2010. Management is required to exercise significant judgment in identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating results, competition and general economic conditions. Current accounting guidance requires that we test our goodwill and indefinite-lived intangible assets for impairment on an annual basis, or more frequently if warranted by the circumstances. Any changes in key assumptions about the business units and their prospects or changes in market conditions or other externalities could result in an impairment charge, and such a charge could have a material adverse effect on our business, results of operations and financial condition. In addition, as we test goodwill impairment at the reporting unit level, which is each Company-operated metropolitan market, we may be required to incur goodwill impairment charges based on adverse changes affecting a particular metropolitan market, regardless of our overall performance. Such impairment charges may have a material adverse effect on our results of operations.

Historically, we have experienced significant losses on store closings and impairment of store assets. There can be no guarantee that we will not experience similar or greater losses of this kind in the future due to general economic conditions, competitive or operating factors or other reasons, which may have a material adverse effect on our results of operations.

        We experienced losses on store closings and impairment of store assets of $7.4 million, $5.2 million and $2.5 million in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. These amounts include a non-cash impairment charge for long-lived assets to reduce the carrying value to estimated fair value based on our periodic assessment of whether projected future cash flows of individual stores are sufficient to recover the carrying value of the related assets. This non-impairment charge for long-lived assets consists primarily of store leasehold costs and related equipment and was in the amounts of $6.3 million, $2.3 million and $1.7 million during fiscal 2008, fiscal 2009 and fiscal 2010, respectively. If we are forced to close stores in the future due to general economic conditions, competitive or operating factors or other reasons, the related losses may have a material adverse effect on our results of operations. In addition, if we are unsuccessful in our expansion strategy and are required to close a large number of stores, the risk of incurring losses on store closings may increase.

We are a holding company with no business operations of our own and depend on cash flow from our subsidiaries to meet our obligations.

        We are a holding company with no business operations of our own or material assets other than the stock of our subsidiaries. Accordingly, all of our operations are conducted by our subsidiaries. As a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements. The terms of our credit facility restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. We currently have no obligations that require cash funding from our subsidiaries. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as an equityholder, would be entitled to receive any distribution from that sale or disposal. If our subsidiaries are unable to pay us dividends or make other payments to us when needed, we will be unable to pay dividends or satisfy our obligations.

Product safety issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.

        The products we sell in our stores are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities. Such products could be subject to recalls and other actions by these authorities. Product safety concerns may require us to voluntarily remove selected products from our stores. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, which could have a material adverse effect on our financial condition.

Our business exposes us to personal injury and product liability claims, which could result in adverse publicity and harm to our brands and our results of operations.

        We are from time to time subject to claims due to the injury of an individual in our stores or on our property. In addition, we may be subject to product liability claims for the products that we sell. Subject to certain exceptions, our purchase orders generally require the manufacturer to indemnify us against any product liability claims; however, if the manufacturer does not have insurance or becomes insolvent, there is a risk we would not be indemnified. Any personal injury or product liability claim made against us, whether or not it has merit, could be time consuming and costly to defend, resulting in adverse publicity, or damage to our reputation, and have an adverse effect on our results of operations. In addition, any negative publicity involving our vendors, employees and other parties who are not within our control could negatively impact us.

Our business operations could be disrupted if our information technology systems fail to perform adequately or we are unable to protect the integrity and security of our customers' information.

        We depend largely upon our information technology systems in the conduct of all aspects of our operations. If our information technology systems fail to perform as anticipated, we could experience difficulties in virtually any area of our operations, including but not limited to replenishing inventories or in delivering our products to store locations in response to consumer demands. In addition, we are in the process of replacing our enterprise resource planning, or "ERP," system and plan to commence pilot market testing of the new system by the end of fiscal 2011. We may experience difficulties in transitioning to new or upgraded systems, including loss of data and decreases in productivity as our personnel become familiar with new systems. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our information systems to respond to changes in our business needs, our ability to run our business could be adversely affected. It is also possible that our competitors could develop better platforms than ours, which could negatively impact our internet sales. Any of these or other systems-related problems could, in turn, adversely affect our sales and profitability.

        In addition, in the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and suppliers, and we process customer payment card and check information, including via our internet platform. Computer hackers may attempt to penetrate our computer system and, if successful, misappropriate personal information, payment card or check information or confidential Company business information. In addition, a Company employee, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information and may purposefully or inadvertently cause a breach involving such information. Any failure to maintain the security of our customers' confidential information, or data belonging to us or our suppliers, could put us at a competitive disadvantage, result in deterioration in our customers' confidence in us, subject us to potential litigation and liability, and fines and penalties, resulting in a possible material adverse impact on our business, results of operations, cash flows and financial performance.

Risks Related to Our Franchises

A portion of our income is generated from our franchisees and our income could decrease if our franchisees do not conduct their operations profitably.

        As of August 2, 2011, approximately 15% of our stores were operated by franchisees. During fiscal 2009, fiscal 2010 and the twenty-six weeks ended August 2, 2011, we derived $2.1 million, $3.2 million and $2.1 million, respectively, from franchise fees and royalties. Franchisees are independent contractors and are not our employees. We provide training and support to franchisees, but the quality of franchised store operations may be diminished by any number of factors beyond our control. The closing of franchised stores, the failure of franchisees to comply with our standard operating procedures and effectively run their operations or the failure of franchisees to hire and adequately train qualified managers and other personnel could adversely affect our image and reputation, and the image and reputation of other franchisees, and could reduce the amount of our revenues and our franchise revenues, which could result in lower franchise fees and royalties to us. These factors could have a material adverse effect on our financial condition and results of operations. In addition, litigation with franchisees that may arise from time to time could be costly and the outcome thereof would be difficult to predict.

We may be unable to audit or otherwise independently monitor the results of our franchisees, which could adversely affect our results of operations.

        Franchisees pay us franchise fees and royalties as a percentage of their gross revenues. Although the agreements with our franchisees give us the right to audit their books and records, we may not be able to audit or otherwise readily and independently monitor franchisee performance on a regular basis or at all. As a result, we may experience delays or failures in discovering and/or recouping underpayments. In addition, to the extent that we rely on the integrity of the financial and other information from our franchisees, we may experience difficulties with respect to internal control, measurement and reporting of our franchise fee and royalty receipts and receivables.

The existence of franchisees in some of our markets may restrict our ability to grow in those markets through acquisitions or organically.

        We enter into franchise agreements with our franchisees which, among other things, limit our ability to compete with the franchisees in the markets in which they operate. If we determine at some point in the future that we would like to grow in those markets through acquisitions or organically, our ability to do so may be substantially restricted under the franchise agreements.

Risks Related to this Offering and Our Stock

We have identified material weaknesses in our internal control over interim unaudited financial reporting and our impairment testing for goodwill. If we fail to remediate these material weaknesses or otherwise fail to achieve and maintain effective internal control over financial reporting, we could face difficulties in preparing timely and accurate financial reports, which could result in a loss of investor confidence in our reported results and a decline in our stock price.

        In connection with our preparation of the financial information for the twenty-six weeks ended August 2, 2011 we identified a material error in the unaudited intra-period income tax allocation for the thirteen weeks ended May 4, 2010. We have corrected this error, which resulted in a reduction to income tax expense of $2.5 million for the thirteen weeks ended May 4, 2010, and restated our reported results for the thirteen weeks ended May 4, 2010. This error was limited to the intra-period allocation and did not necessitate a restatement of our fiscal 2010 income tax provision or our fiscal 2010 financial statements.

        Additionally, we identified errors that existed with respect to the timing and amount of goodwill impairment recognized in certain prior periods. Under the requirements of U.S. GAAP applicable to our historical financial reporting periods, goodwill impairment is tested at least annually for each "reporting unit." A reporting unit is defined as an operating segment or one level below an operating segment (a "component"), if the component is a business and operating results for the component are regularly reviewed by segment management. Furthermore, components may be aggregated in determining a reporting unit if they have similar economic characteristics. We have determined that each Company-operated metropolitan market is an operating segment. Our historical accounting policy defined a reporting unit for purposes of goodwill impairment testing as the aggregate of all of our operating segments (i.e., Company-operated metropolitan markets), resulting in a single reporting unit. Upon further review, we have determined that each Company-operated store is a component and that stores in a metropolitan market may be aggregated in determining a reporting unit, as the stores have similar economic characteristics. We evaluated reporting units annually; however, we applied the guidance incorrectly in light of the facts and circumstances of our business. As a result, we have concluded that goodwill impairment should be evaluated for each Company-operated metropolitan market. We have tested goodwill impairment for historical periods based upon the revised definition of reporting units and have determined that errors existed in the previously recorded amounts of goodwill impairment charges. We have restated our consolidated financial statements to correct these errors, which has resulted in goodwill impairment charges, as restated, in the amounts of $43.6 million, $100.3 million, zero and $0.5 million for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010, respectively, as compared with previously reported goodwill impairment charges of zero, $138.1 million, zero and zero for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010, respectively.

        Management considers the failure to identify the errors discussed above in a timely manner material weaknesses in our internal control over financial reporting under the standards established by the United States Public Company Accounting Oversight Board, or the "PCAOB Standards." Under the PCAOB standards, a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We are in the process of remediating these material weaknesses by implementing more effective management review practices on interim financial reporting and reviewing complex technical accounting policies periodically.

        Upon the completion of this offering, we may not have completed all of these improvements and fully remediated these material weaknesses, and we will have had only limited operating experience with the improvements we have made to date. We cannot assure you that the measures we have taken to date, or any future measures we may implement, will ensure that we maintain adequate control over our financial processes and reporting. In addition, it is possible that we or our independent registered public accounting firm may identify additional errors in our financial statements that may be considered significant deficiencies or material weaknesses in our internal control over financial reporting.

        Furthermore, the Sarbanes-Oxley Act of 2002, or "SOX," requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with fiscal 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of SOX. Our testing, or the subsequent testing by our independent registered public accounting firm, that must be performed for fiscal 2012 may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated.

        If we do not remediate the material weaknesses described above, other material weaknesses are identified or we are not able to comply with the requirements of Section 404 of SOX in a timely manner, our reported financial results could be restated or we could receive an adverse opinion regarding our internal control from our independent registered public accounting firm. As a result, we could also fail to meet the periodic reporting obligations that we will become subject to after the completion of this offering and become subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources. Any of the foregoing events could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

An active, liquid trading market for our common stock may not develop.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ Global Market or otherwise, or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

        We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including the 2007 Senior Credit Facility (described in "Description of Certain Indebtedness"). As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Requirements associated with being a public company will require significant company resources and management attention.

        Prior to this offering, we had not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," or the other rules and regulations of the Securities and Exchange Commission, or the "SEC," or any securities exchange relating to public companies. We are working with legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

        In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree to which our management's attention will be consumed by these matters. In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

        Before this offering there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. In addition, the stock market in general, and the market for stocks of some specialty retailers in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

  •
  variations in our operating performance and the performance of our competitors;

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  actual or anticipated fluctuations in our quarterly or annual operating results;

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  changes in our net sales, comparable-store sales or earnings estimates or recommendations by securities analysts;

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  publication of research reports by securities analysts about us or our competitors or our industry;

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  our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

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  additions and departures of key personnel;

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  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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  the passage of legislation or other regulatory developments affecting us or our industry;

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  speculation in the press or investment community;

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  changes in accounting principles;

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  terrorist acts, acts of war or periods of widespread civil unrest; and

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  changes in general market and economic conditions.

        As we are a specialty retailer in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. Other retailers with more diversified product offerings may not be similarly at risk. For example, department stores that experience adverse developments regarding their bedding products may be better able to absorb the adverse effects. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

        After this offering, there will be 33,262,941 shares of common stock outstanding. There will be 34,096,274 shares issued and outstanding if the underwriters exercise in full their option to purchase additional shares. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the "Securities Act." Following completion of this offering, approximately 64.4% and 8.4% of our outstanding common stock will be held directly or indirectly by investment funds associated with J.W. Childs and members of our management and employees, respectively.

        We expect that Mattress Firm Holdings, LLC and each of our directors, executive officers and significant equity holders of Mattress Firm Holdings, LLC (including affiliates of J.W. Childs) will enter into a lock-up agreement with Barclays Capital Inc. and UBS Securities LLC, on behalf of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below (share numbers below are based on and give effect to the assumptions set forth under "Prospectus Summary—The Offering—Note Regarding Outstanding Shares and Beneficial Ownership"):

Date Available for Resale	Shares Eligible For Resale
180 days after the date of this prospectus ( , ), subject to certain exceptions and automatic extensions	27,539,601
Beginning on ,	2,786

        In addition, beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of 21,403,413 shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of 5,663,388 additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See "Related Party Transactions—Registration Rights Agreement." Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

        In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our Omnibus Plan. For more information, see "Shares Eligible for Future Sale—Registration Statements on Form S-8."

J.W. Childs will continue to indirectly own a controlling interest in our company and may have interests that differ from those of our other stockholders.

        All of our outstanding shares are currently held by Mattress Holdings, LLC. As of August 2, 2011, investment funds associated with J.W. Childs indirectly owned 76.9% of the outstanding shares of our common stock through their investment in Mattress Holdings, LLC. Immediately following this offering, those funds will continue to directly or indirectly own 64.4% of our outstanding common stock. While we expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under "Shares Eligible for Future Sale," investment funds associated with J.W. Childs will continue to own a majority of our outstanding common stock thereafter. Investors in this offering will not be able to affect the outcome of any corporate action requiring majority stockholder vote at least for so long as investment funds associated with J.W. Childs directly or indirectly own a majority of our outstanding common stock. As a result, J.W. Childs will be able to influence or control all matters affecting us, including:

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  the composition of our entire board of directors, including the number of directors associated with J.W. Childs;

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  any determination with respect to our business direction and policies, including the appointment and removal of officers;

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  any determinations with respect to mergers, business combinations or other matters requiring majority stockholder approval;

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  our acquisition or disposition of assets;

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  our organizational documents;

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  our financing; and

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  payment of dividends on our common stock.

        J.W. Childs may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. Among other things, its influence over our affairs may adversely affect the price of our common stock due to investors' perception that conflicts of interest may arise. The concentration of stock ownership could also delay, prevent or deter a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which may deprive our stockholders of an opportunity to receive a premium for their common stock.

        In addition, J.W. Childs and its affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business. To the extent J.W. Childs invests in such other businesses, it may have interests different than our stockholders. Our amended and restated certificate of incorporation, however, will include a provision that relieves J.W. Childs and its affiliates (including its affiliates serving as our directors) from any breach of fiduciary duty, to the extent permitted by applicable law, if J.W. Childs pursues for its benefit opportunities such as acquisitions that might otherwise be appropriate for us.

After completion of the offering, we intend to rely on exemptions for a "controlled company" under the NASDAQ Rules to opt out of certain NASDAQ corporate governance requirements, and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

        Upon completion of this offering, our controlling stockholder will continue to own a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards. Under the NASDAQ Rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NASDAQ corporate governance requirements, including:

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  the requirement that a majority of our board of directors consist of independent directors; and

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  the requirement of independent director oversight of executive officer compensation and director nominations.

        Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value.

        In addition to the indirect ownership of a controlling percentage of our common stock held by investment funds associated with J.W. Childs, our certificate of incorporation and bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures and efforts by stockholders to change the direction or management of the company may be unsuccessful. See "Description of Capital Stock."

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma tangible book value of your stock, which would have been $24.08 per share as of August 2, 2011 based on an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. In addition, you will experience additional dilution upon (i) the exercise of any outstanding and future grants of options and warrants to purchase our common stock and (ii) future grants of restricted stock or other equity awards under our stock incentive plans, including our Omnibus Plan. To the extent we raise additional capital by issuing equity securities, our stockholders will also experience substantial additional dilution. See "Dilution."

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of federal securities laws that relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "would," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and other factors could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Important factors that may cause actual results to differ materially from the results expressed or implied by these forward-looking statements are set forth under "Risk Factors." All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation, except as may be required by law, to publicly update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

        Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

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  downturns in the economy and a reduction in discretionary spending by consumers;

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  our ability to profitably open and operate new stores;

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  our intent to aggressively open additional stores in our existing markets;

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  our relationship with certain mattress manufacturers as our primary suppliers;

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  our dependence on a few key employees;

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  the possible impairment of our goodwill or other acquired intangible assets;

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  the effect of our planned growth and the integration of our acquisitions on our business infrastructure;

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  the impact of seasonality on our financial results and comparable-store sales;

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  fluctuations in our comparable-store sales from quarter to quarter;

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  our ability to raise adequate capital to support our expansion strategy;

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  our future expansion into new, unfamiliar markets;

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  our success in pursuing strategic acquisitions;

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  the effectiveness and efficiency of our advertising expenditures;

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  our success in keeping warranty claims and comfort exchange return rates within acceptable levels;

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  our ability to deliver our products in a timely manner;

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  our status as a holding company with no business operations;

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  our ability to anticipate consumer trends;

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  risks related to our controlling stockholder, including the ability of J.W. Childs to influence or control all matters affecting us, and the relationships of some of the members of our board of directors with J.W. Childs or its affiliates;

  •
  heightened competition;

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  changes in applicable regulations;

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  risks related to our franchises, including our lack of control over their operations, their ability to finance and open new stores and our liabilities if they default on note or lease obligations;

  •
  risks related to this offering and our stock; and

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  other factors discussed under "Risk Factors" and elsewhere in this prospectus.

 USE OF PROCEEDS

        Our net proceeds from the sale of 5,555,555 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share (the mid-point of the range on the cover of this prospectus) are estimated to be $90.0 million, after deducting the estimated underwriting discount and offering expenses payable by us. We intend to use the net proceeds of this offering to repay all outstanding indebtedness under the 2009 Loan Facility (an aggregate principal amount of $84.4 million was outstanding as of August 2, 2011), to pay $1.4 million in the aggregate of accrued management fees and interest thereon and a related termination fee, and to use the remainder for working capital and other general corporate purposes, including possible acquisitions. If the underwriters exercise in full the over-allotment option, $4.4 million of the net proceeds will be used to repay the principal and accrued interest (as of August 2, 2011) of the outstanding PIK Notes substantially concurrent with the closing of the over-allotment option.

        The interest rate applicable to the 2009 Loan Facility is 16% per year, and it matures on January 18, 2015. The interest rate applicable to the PIK Notes is 12% per year, and they mature at various times from October 24, 2012 through March 19, 2015.

        From time to time, in the ordinary course of business, we evaluate possible acquisitions of, or investments in, businesses that are complementary to our business. We currently have no arrangements, agreements or understandings for any such acquisitions or investments, and have not identified any businesses that we currently intend to acquire or with respect to which we currently intend to use the proceeds of this offering.

        Until the proceeds from this offering are used as described above, we intend to invest them in short-term, investment grade securities.

 DIVIDEND POLICY

        We have not paid cash dividends since our acquisition by investment funds associated with J.W. Childs in fiscal 2006. We anticipate that we will retain future earnings, if any, to finance the continued development and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends is limited by the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the 2007 Senior Credit Facility and other agreements governing our indebtedness outstanding from time to time. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will be dependent upon, among other things, our financial condition, results of operations, capital requirements, the terms of our then existing indebtedness, general economic conditions and other factors considered relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of August 2, 2011 on (1) an actual basis and (2) a pro forma basis, giving effect to this offering, the application of the net proceeds (assuming the over-allotment option is not exercised) from this offering as described in "Use of Proceeds" and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus.

        This table should be read in conjunction with the information provided in "Use of Proceeds," "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of August 2, 2011
	Actual	Pro Forma
	(in thousands, except share and per share amounts)
Cash and cash equivalents(1)	$29,658	$33,850

2007 Senior Credit Facility, including current portion	$229,282	$229,282
2009 Loan Facility(2)	80,919	—
Convertible Notes(3)	40,198	—
PIK Notes(3)	52,972	—
Other long-term debt, including current portion	160	160

Total debt	403,531	229,442
Accrued interest and management fees(3)(4)	3,415	—

Total debt and accrued interest and management fees	406,946	229,442
Stockholder's Equity:
Preferred stock, $0.001 par value (pro forma); no shares authorized, issued or outstanding on an actual basis; 5,000,000 shares authorized, no shares issued or outstanding on a pro forma basis	—	—
Common stock, $0.01 par value; 120,000,000 shares authorized; 22,399,952 shares issued and outstanding on an actual basis (after giving effect to the 227,058-for-one stock split effected on November 3, 2011); 33,262,941 shares issued and outstanding on a pro forma basis	—	333
Additional paid-in capital	156,504	341,345
Accumulated deficit (5)	(167,482)	(171,443)

Total stockholders' equity	(10,978)	170,235

Total capitalization	$395,968	$399,677

(1)
Pro forma balance includes $4.2 million of net proceeds from this offering that we expect will be available to us after the repayment of the 2009 Loan Facility and the payment of accrued management fees and interest thereon and a related termination fee, as described in "Use of Proceeds."

(2)
Pro forma balance reflects the use of cash proceeds from the offering to prepay the remaining 2009 Loan Facility principal balance of $84.4 million and the write-off of unamortized debt discount of $3.5 million.

(3)
Pro forma balance reflects the conversion of outstanding principal balances and accrued interest for the Convertible Notes and the PIK Notes into shares of our common stock in connection with this offering in each case at a conversion rate equal to an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus).

(4)
Pro forma balance reflects the use of cash proceeds from the offering to pay accrued management fees and interest thereon.

(5)
Pro forma balance reflects the write-off of unamortized debt issue costs in the amount of $0.5 million and the write-off of unamortized debt discount in the amount of $3.5 million.

 DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

        Our net tangible book value deficiency at August 2, 2011 was $(387.4) million, and our net tangible book value deficiency per share was $(17.30), before giving effect to this offering. Net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets, which excludes goodwill, net intangible assets and debt issue costs, less total liabilities) by the number of shares of common stock outstanding at August 2, 2011, giving effect to the 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

        After giving effect to the receipt of the estimated net proceeds from the sale by us of 5,555,555 shares, assuming an initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus), and giving effect to the application of the estimated net proceeds (assuming the over-allotment option is not exercised) from this offering as described under "Use of Proceeds" and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus, our net tangible book value deficiency at August 2, 2011 would have been $(202.3) million, or $(6.08) per share of common stock. This represents an immediate increase in net tangible book value per share of $11.22 to existing stockholders and an immediate decrease in net tangible book value per share of $24.08 to you. The following table illustrates the dilution.

Assumed initial public offering price per share		$18.00
Net tangible book value per share deficiency at August 2, 2011	(17.30)
Increase per share attributable to this offering	11.22

Net tangible book value per share deficiency after this offering		$(6.08)

Dilution per share to new investors		$24.08

        The following table sets forth, as of August 2, 2011, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders(1)	22,399,952	67.3%	$154,263,780	46.2%	$6.89
Convertible Note holders(2)	2,242,157	6.7%	40,198,000	12.1%	$17.93
PIK Note holders(2)	3,065,277	9.2%	39,100,875	11.7%	$12.76
New investors	5,555,555	16.7%	100,000,000	30.0%	$18.00

Total	33,262,941	100.0%	$333,562,655	100.0%

(1)
The Total Consideration Amount consists of the aggregate consideration paid by Class A and Class C-1 unit holders.

(2)
The Total Consideration Amount consists of the aggregate purchase price paid for the PIK Notes and Convertible Notes by the holders thereof.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The unaudited pro forma consolidated statements of operations for the fiscal year ended February 1, 2011 and for the twenty-six weeks ended August 2, 2011, and the pro forma condensed consolidated balance sheet as of August 2, 2011, are unaudited and have been derived from our historical consolidated financial statements included elsewhere in this prospectus as adjusted to give effect to this offering, the application of the net proceeds therefrom (assuming the over-allotment option is not exercised) as described in "Use of Proceeds," and the conversion of all of the Convertible Notes and the conversion of all of the PIK Notes into shares of our common stock in connection with the completion of this offering, as if this offering had occurred on February 3, 2010 with respect to the pro forma consolidated statements of operations, and as of August 2, 2011 with respect to the pro forma condensed consolidated balance sheet.

        The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in "Selected Consolidated Financial and Operational Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        The unaudited pro forma financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated. Also, the unaudited pro forma consolidated financial statements should not be viewed as indicative of consolidated balance sheet data or statement of operations data as of any future dates or for any future period.

 MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF AUGUST 2, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Cash and cash equivalents	$29,658	$4,192	(b)	$33,850
Other current assets	55,311	—		55,311
Property and equipment, net	80,558	—		80,558
Intangible assets, net	84,793	—		84,793
Goodwill	287,379	—		287,379
Other long-term assets	11,877	(483	)(a)	11,394

Total assets	$549,576	$3,709		$553,285

Liabilities and Stockholder's Equity
Notes payable and current maturities of long-term debt	$2,376	$—		$2,376
Other current liabilities	80,995	—		80,995
Long-term debt, net of current maturities	227,066	—		227,066
Long-term debt due to related parties	174,089	(174,089	)(a)(b)	—
Other noncurrent liabilities	76,028	(3,415)	(b)	72,613

Total liabilities	560,554	(177,504)		383,050

Common stock	—	333	(b)	333
Additional paid-in capital	156,504	184,842	(b)	341,346
Accumulated deficit	(167,482)	(3,961	)(a)	(171,443)

Total stockholder's equity (deficit)	(10,978)	181,213		170,235

Total liabilities and stockholder's equity	$549,576	$3,709		$553,285

(a)
Represents the effect of the loss on debt extinguishment related to the repayment of the 2009 Loan Facility, consisting of the write-off of (1) unamortized debt issue costs in the amount of $0.5 million and (2) unamortized debt discount in the amount of $3.5 million. The following table provides a breakdown of the adjustments described in this note:

	(1)	(2)	Total
	(in thousands)
Other long-term assets	$(483)	$—	$(483)
Long-term debt due to related parties	—	3,478	3,478
Accumulated deficit	(483)	(3,478)	(3,961)
(b)
Represents the effects of (1) the 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering, (2) the application of proceeds from this offering to repay the outstanding principal balance of the 2009 Loan Facility in the amount of $84.4 million and accrued management fees and interest thereon in the amount of $1.1 million, resulting in $4.2 million cash on the balance sheet, and (3) the conversion of Convertible Notes with an outstanding principal balance of $40.2 million and accrued interest in the amount of $0.2 million and the conversion of the PIK Notes with an outstanding principal balance of $53.0 million and accrued interest in the amount of $2.2 million into shares of the Company's common stock in connection with this offering, in each case at a conversion rate equal to an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides information with respect to the adjustments described in this note:

	(1)	(2)	(3)	Total
	(in thousands)
Cash and cash equivalents	$—	$4,192	$—	$4,192
Long-term debt due to related parties	$—	$(84,397)	$(93,170)	$(177,567)
Other noncurrent liabilities	$—	$(1,051)	$(2,364)	$(3,415)
Common stock	$224	$56	$53	$333
Additional paid-in capital	$(224)	$89,584	$95,481	$184,842

 MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED FEBRUARY 1, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(restated)
	(in thousands, except share and per share amounts)
Net sales	$494,115	$—		$494,115
Cost of sales	312,637	—		312,637

Gross profit from retail operations	181,478	—		181,478
Franchise fees and royalty income	3,195	—		3,195

	184,673	—		184,673

Operating expenses:
Sales and marketing expenses	114,017	—		114,017
General and administrative expenses	35,382	(407)	(a)	34,975
Goodwill impairment charge	536	—		536
Loss on store closings and impairment of store assets	2,486	—		2,486

Total operating expenses	152,421	(407)		152,014

Income from operations	32,252	407		32,659

Other expense (income):
Interest income	(6)	—		(6)
Interest expense	31,063	(23,201	)(b)	7,862

	31,057	(23,201)		7,856

Income before income taxes	1,195	23,608		24,803
Income tax expense	846	8,759	(c)	9,605

Net income	$349	$14,849		$15,198

Pro forma basic and diluted net income (loss) per common share(d)	$0.02			$0.46
Pro forma basic and diluted weighted average shares outstanding(d)	22,399,952			33,262,941

(a)
Represents the reduction of management fees included in general and administrative expenses related to termination of the management agreement.

(b)
Represents the reduction of interest expense in the amount of $22.7 million related to the reduction in the principal amount of debt, and the reduction in the amortization of debt issue costs and debt discount in the amounts of $0.2 million and $0.3 million, respectively, related to (1) the prepayment of the 2009 Loan Facility on July 19, 2011, (2) the use of proceeds from this offering to repay the remaining outstanding balance of the 2009 Loan Facility and (3) the conversion of Convertible Notes and the conversion of the PIK Notes into shares of the Company's common stock in connection with this offering.

(c)
Represents the income tax effects of the pro forma adjustments at an effective income tax rate of 37.1%. The effective tax rate is the combination of the federal rate of 35% and the aggregate state rate, net of federal income tax benefit, of 2.1%.

(d)
The historical results give effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering, and the pro forma results also give effect to the issuance of (1) 5,555,555 shares of the Company's common stock as part of this offering, the net proceeds of which will be used to repay the outstanding principal balance of the 2009 Loan Facility, (2) 2,242,157 additional shares upon the conversion of the Convertible Notes in connection with this offering and (3) 3,065,277 additional shares upon the conversion of the PIK Notes in connection with this offering, in each case at a price or conversion rate equal to an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides the historical number of shares of common stock and pro forma issuances of additional shares of common stock described in this note:

Basic and Diluted Weighted Average Shares Outstanding
Historical, as adjusted for the stock split	22,399,952
Issuance for (1)	5,555,555
Issuance for (2)	2,242,157
Issuance for (3)	3,065,277

Pro Forma	33,262,941

 MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

TWENTY-SIX WEEKS ENDED AUGUST 2, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except share and per share amounts)
Net sales	$331,838	$—		$331,838
Cost of sales	205,227	—		205,227

Gross profit from retail operations	126,611	—		126,611
Franchise fees and royalty income	2,072	—		2,072

	128,683	—		128,683

Operating expenses:
Sales and marketing expenses	80,718	—		80,718
General and administrative expenses	24,123	(192	)(a)	23,931
Loss on store closings and impairment of store assets	39	—		39

Total operating expenses	104,880	(192)		104,688

Income from operations	23,803	192		23,995

Other expense (income):
Interest income	(3)	—		(3)
Interest expense	16,949	(12,859	)(b)	4,090
Loss from debt extinguishment	1,873	(1,857	)(c)	16

	18,819	(14,716)		4,103
Income before income taxes	4,984	14,908		19,892
Income tax expense	319	5,531	(d)	5,850

Net income	$4,665	$9,377		$14,042

Pro forma basic and diluted net income per common share(e)	$0.21			$0.42
Pro forma basic and diluted weighted average shares outstanding(e)	22,399,952			33,262,941

(a)
Represents the reduction of management fees included in general and administrative expenses related to termination of the management agreement.

(b)
Represents the reduction of interest expense in the amount of $12.5 million related to the reduction in the principal amount of debt, and the reduction in the amortization of debt issue costs and debt discount in the amounts of $0.1 million and $0.2 million, respectively, related to (1) the prepayment of the 2009 Loan Facility on July 19, 2011, (2) the use of proceeds from this offering to repay the remaining outstanding balance of the 2009 Loan Facility and (3) the conversion of Convertible Notes and the conversion of the PIK Notes into shares of the Company's common stock in connection with this offering.

(c)
Represents the reduction of loss from extinguishment related to the prepayment of the 2009 Loan Facility on July 19, 2011.

(d)
Represents the income tax effects of the pro forma adjustments at an effective income tax rate of 37.1%. The effective tax rate is the combination of the federal rate of 35% and the aggregate state rate, net of federal income tax benefit, of 2.1%.

(e)
The historical results give effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering, and the pro forma results also give effect to the issuance of (1) 5,555,555 shares of the Company's common stock as part of this offering, the net proceeds of which will be used to repay the outstanding principal balance of the 2009 Loan Facility, (2) 2,242,157 additional shares upon the conversion of the Convertible Notes in connection with this offering and (3) 3,065,277 additional shares upon the conversion of the PIK Notes in connection with this offering, in each case at a price or conversion rate equal to an assumed initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides the historical number of shares of common stock and pro forma issuances of additional shares of common stock described in this note:

Basic and Diluted Weighted Average Shares Outstanding
Historical, as adjusted for the stock split	22,399,952
Issuance for (1)	5,555,555
Issuance for (2)	2,242,157
Issuance for (3)	3,065,277

Pro Forma	33,262,941

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth a summary of our selected consolidated financial data. We derived the selected balance sheet data as of February 1, 2011 and February 2, 2010, and the statement of operations data and per share data for the fiscal years ended February 3, 2009, February 2, 2010 and February 1, 2011, from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of January 17, 2007, January 30, 2007, January 29, 2008 and February 3, 2009, and the statement of operations data and per share data for the periods from February 1, 2006 to January 17, 2007 and from January 18, 2007 to January 30, 2007 and the fiscal years ended January 30, 2007 and January 29, 2008, have been derived from our consolidated financial statements for such years, which are not included in this prospectus. The historical balance sheet data as of August 2, 2011 and the statement of operations data and per share data for the twenty-six weeks ended August 3, 2010 and August 2, 2011 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        Our fiscal year consists of 52 or 53 weeks, ending on the Tuesday nearest to January 31. Each fiscal year is described by the period of the year that comprises the majority of the fiscal year period. For example, the fiscal year ended February 1, 2011 is described as "fiscal 2010." All fiscal years presented include 52 weeks of operations, except fiscal 2008, which includes 53 weeks.

        The selected consolidated financial data set forth below are not necessarily indicative of future results of future operations and should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

		Mattress Firm Holding Corp.
	Predecessor
							Twenty-six Weeks Ended
	February 1, 2006 to January 17, 2007(1)	January 18, 2007 to January 30, 2007	Fiscal Year
							August 3, 2010	August 2, 2011
			2007	2008	2009	2010
			(restated)	(restated)		(restated)
	(unaudited)	(unaudited)	(unaudited)				(unaudited)
	(in thousands, except per share data and store units, unless otherwise indicated)

Statement of Operations:
Net sales	$365,291	$15,066	$458,171	$433,258	$432,250	$494,115	$235,946	$331,838
Cost of sales	208,724	8,684	270,422	287,744	280,506	312,637	151,113	205,227

Gross profit from retail operations	156,567	6,382	187,749	145,514	151,744	181,478	84,833	126,611
Franchise fees and royalty income	1,841	74	2,007	2,053	2,100	3,195	1,420	2,072

	158,408	6,456	189,756	147,567	153,844	184,673	86,253	128,683
Sales and marketing expenses	94,512	3,675	118,393	94,050	95,305	114,017	54,345	80,718
General and administrative expenses	28,243	2,544	38,305	33,781	32,336	35,382	16,233	24,123
Goodwill impairment charge(2)	—	—	43,611	100,332	—	536	—	—
Intangible asset impairment charge(3)	—	—	—	4,700	—	—	—	—
Loss (gain) on store closings and impairment of store assets(4)	(131)	—	1,163	7,419	5,179	2,486	447	39

Income (loss) from operations	35,784	237	(11,716)	(92,715)	21,024	32,252	15,228	23,803
Other expense (income):
Interest income	(8)	—	(7)	(9)	(12)	(6)	(1)	(3)
Interest expense(5)	4,724	1,205	30,565	28,342	27,126	31,063	15,024	16,949
Loss (gain) from debt extinguishment(6)	—	1,239	—	—	(2,822)	—	—	1,873

Total other expense	4,716	2,444	30,558	28,333	24,292	31,057	15,023	18,819

Income (loss) before income taxes	31,068	(2,207)	(42,274)	(121,048)	(3,268)	1,195	205	4,984
Income tax (benefit) expense	12,336	(842)	(665)	3,806	1,405	846	101	319

Net income (loss)	$18,732	$(1,365)	$(41,609)	$(124,854)	$(4,673)	$349	$104	$4,665

		Mattress Firm Holding Corp.
	Predecessor						Twenty-six Weeks Ended

	February 1, 2006 to January 17, 2007(1)	January 18, 2007 to January 30, 2007	Fiscal Year
							August 3, 2010	August 2, 2011
			2007	2008	2009	2010
			(restated)	(restated)		(restated)
	(unaudited)	(unaudited)	(unaudited)				(unaudited)
	(in thousands, except per share data and store units, unless otherwise indicated)

Per Share Data:
Basic and diluted net income (loss) per common share(7)		$(0.06)	$(1.86)	$(5.57)	$(0.21)	$0.02	$0.00	$0.21
Basic and diluted weighted average shares outstanding(7)		22,705,799	22,399,952	22,399,952	22,399,952	22,399,952	22,399,952	22,399,952
Other Financial Data:
EBITDA(8)	$44,351	$(634)	$784	$(75,629)	$41,275	$49,027	$23,475	$31,462
Adjusted EBITDA(9)	$47,703	$2,058	$53,228	$40,168	$46,323	$57,095	$24,404	$34,695
Adjusted EBITDA, percentage of net sales	13.1%	13.7%	11.6%	9.3%	10.7%	11.6%	10.3%	10.5%
Capital expenditures	$19,334	$1,051	$26,665	$23,888	$10,863	$27,330	9,843	$11,681
Depreciation and amortization	$8,341	$356	$12,126	$16,209	$16,286	$15,448	$7,696	$8,717
Operational Data(10):
Comparable-store sales growth (decline)(11)		14.2%	0.3%	(23.7)%	(4.3)%	6.3%	6.7%	19.2%
Store units open at period-end		301	406	464	487	592	509	620
Average net sales per store unit(12)		$1,413	$1,409	$1,037	$947	$990	$488	$576
Balance Sheet Data (at period end):
Working capital	$(6,076)	$(297)	$(28,312)	$(18,724)	$(8,459)	$(7,687)	$(25)	$1,598
Total assets	$572,197	$571,468	$593,289	$478,000	$465,252	$513,633	$482,960	$549,576
Total debt	$311,174	$311,082	$350,780	$367,101	$369,323	$398,703	$380,304	$403,531
Stockholder's equity (deficit)	$155,540	$155,370	$112,474	$(11,081)	$(15,516)	$(15,682)	$(15,969)	$(10,978)

(1)
Mattress Firm Holding Corp. commenced operations on January 18, 2007 through the acquisition of Mattress Holding Corp. The Statement of Operations, Per Share Data, Other Financial Data and Balance Sheet Data as of January 17, 2007 and for the period then ended are presented on the historical cost basis of Mattress Holding Corp., which does not give effect to the acquisition and, accordingly, the information is not comparable with the information of Mattress Firm Holding Corp. for the periods subsequent to January 17, 2007. Earnings per share data for the period from February 1, 2006 to January 17, 2007, are presented on a pro forma basis to reflect the basic and diluted shares outstanding for Mattress Firm Holding Corp. as of the January 18, 2007 acquisition date.

(2)
During fiscal 2007, fiscal 2008 and fiscal 2010, we recognized a non-cash impairment charge of $43.6 million, $100.3 million and $0.5 million, respectively, attributable to the impairment of our goodwill.

(3)
During fiscal 2008, we recognized a non-cash impairment charge of $4.7 million attributable to the impairment of our intangible assets.

(4)
Includes a non-cash impairment charge for long-lived assets, consisting primarily of store leasehold costs and related equipment, to reduce the carrying value to estimated fair value, based on our periodic assessment of whether projected future cash flows of individual stores are sufficient to recover the carrying value of the related assets, in the amounts of $0.5 million, $6.3 million, $2.3 million and $1.7 million during fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010, respectively.

(5)
Interest expense includes interest that was accrued and paid in kind by adding the interest to the outstanding balance of debt related to our 2009 Loan Facility, Convertible Notes and PIK Notes in the amounts of $0.3 million, $2.5 million, $17.7 million and $23.2 million during fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010, respectively, and $10.9 million and $12.5 million for the twenty-six weeks ended August 3, 2010 and August 2, 2011, respectively.

(6)
For the period from January 18, 2007 to January 30, 2007, the loss from debt extinguishment represents the write-off of deferred loan fees resulting from the repayment of debt of Mattress Holding Corp. in connection with our acquisition of Mattress Holding Corp. on January 18, 2007. During fiscal 2009, a gain from debt extinguishment was recognized in connection with the amendment and restatement of the 2009 Loan Facility on March 20, 2009. The extinguishment resulted in a downward adjustment of the loan carrying value to its market value, which was partially offset by the write-off of deferred loan fees. On July 19, 2011, the Company made a voluntary prepayment of $40.0 million on the 2009 Loan Facility, which was accounted for as a partial extinguishment that resulted in the recognition of a loss on debt extinguishment of $1.9 million.

(7)
Gives effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering.

(8)
EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•
EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

  •
  Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only as a supplemental measure.

(9)
Adjusted EBITDA is defined as EBITDA, without giving effect to non-cash goodwill and intangible asset impairment charges, gains or losses on store closings and impairment of store assets, gains or losses related to the early extinguishment of debt, financial sponsor fees and expenses, non-cash charges related to stock-based awards and other items that are excluded by management in reviewing the results of operations. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items and to provide additional information with respect to our ability to comply with various covenants in documents governing our indebtedness and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of our ongoing operations. Management uses Adjusted EBITDA to determine executive incentive compensation payment levels. In addition, our compliance with certain covenants under our 2007 Senior Credit Facility that are calculated based on similar measures, which differ from Adjusted EBITDA primarily by the inclusion of pro forma results for acquired businesses in those similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in note (8) related to the use of EBITDA, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the additional limitations to the use of Adjusted EBITDA are:

•
Adjusted EBITDA does not reflect the cash requirements of closing underperforming stores;

•
Adjusted EBITDA does not reflect costs related to management services provided by J.W. Childs; and

•
Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

  We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplemental measure. The following table contains a reconciliation of our net income (loss) determined in accordance with U.S. GAAP to EBITDA and Adjusted EBITDA for the periods indicated:

		Mattress Firm Holding Corp.
	Predecessor
							Twenty-six Weeks Ended
	February 1, 2006 to January 17, 2007	January 18, 2007 to January 30, 2007	Fiscal Year
							August 3, 2010	August 2, 2011
			2007	2008	2009	2010
			(restated)	(restated)		(restated)
	(unaudited)	(unaudited)	(unaudited)				(unaudited)
	(in thousands)

Net income (loss)	$18,732	$(1,365)	$(41,609)	$(124,854)	$(4,673)	$349	$104	$4,665
Income tax (benefit) expense	12,336	(842)	(665)	3,806	1,405	846	101	319
Interest income	(8)	—	(7)	(9)	(12)	(6)	(1)	(3)
Interest expense	4,724	1,205	30,565	28,342	27,126	31,063	15,024	16,949
Depreciation and amortization	8,341	356	12,126	16,209	16,286	15,448	7,696	8,717
Intangible assets and other amortization	226	12	374	877	1,143	1,327	551	815

EBITDA	44,351	(634)	784	(75,629)	41,275	49,027	23,475	31,462

Goodwill impairment charge	—	—	43,611	100,332	—	536	—	—
Intangible asset impairment charge	—	—	—	4,700	—	—	—	—
Loss (gain) on store closings and impairment of store assets	(131)	—	1,163	7,419	5,179	2,486	447	39
Loss (gain) from debt extinguishment	—	1,239	—	—	(2,822)	—	—	1,873
Financial sponsor fees and expenses	2,522	14	454	490	395	407	211	192
Stock-based compensation	252	11	1,068	1,299	84	(515)	(555)	39
Vendor new store funds(a)	31	5	332	681	(87)	1,540	348	300
Acquisition related expenses(b)	167	1,421	5,222	138	2	453	—	108
Other (various)(c)	511	2	594	738	2,297	3,161	478	682

Adjusted EBITDA	$47,703	$2,058	$53,228	$40,168	$46,323	$57,095	$24,404	$34,695

  (a)
  Adjustment to recognize vendor funds received upon the opening of a new store in the period opened, rather than over 36-months as presented in our financial statements, which is consistent with how management has historically reviewed its results of operations.

  (b)
  Noncash effect included in net income related to purchase accounting adjustments made to inventories resulting from acquisitions and other acquisition-related cash costs included in net income, such as direct acquisition costs and costs related to training and integration of acquired businesses.

  (c)
  Consists of various items that management excludes in reviewing the results of operations, including $1.6 million in fiscal 2010 for the estimated costs of a May 26, 2011 settlement of a lawsuit involving alleged violations of the Fair Labor Standards Act brought in April 2010 by a former employee.

(10)
Operational data relates to Company-operated stores only. The operational data for the period ended January 30, 2007, presents the data for the 52-week fiscal year then ended.

(11)
Comparable-store sales is a measure commonly used in the retail industry, which indicates store performance by measuring the growth in revenue for certain stores for a particular period over the corresponding period in the prior year. New stores are included in the comparable-store sales calculation beginning in the thirteenth full month of operation. Acquired stores are included in the comparable-store sales calculation beginning in the first month following the anniversary date of the acquisition. The comparable-store sales calculation includes sales related to our e-commerce and other comparable sales channels. New stores that are relocated within a two mile radius of a closed store are included in the comparable-store sales calculation beginning with the first full month of operations by measuring the growth in revenue against the prior year sales of the closed store. Stores that are closed, other than relocated stores, are removed from the comparable-store sales calculation in the month of closing. Comparable-store sales during fiscal years that are comprised of 53 weeks exclude sales for the fifty-third week of the year. The method of calculating comparable-store sales varies across the retail industry and our method may not be the same as other retailers' methods.

(12)
Calculated using net sales for stores open at both the beginning and the end of the period. The net sales per store presented for the period January 18, 2007 to January 30, 2007 represent results for the fiscal year ended January 30, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the notes thereto included in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein.

Executive Summary

        We operate in the U.S. mattress retail market, in which net sales amounted to $11.6 billion in calendar year 2010. The market is highly fragmented, with no single retailer holding more than a 7% market share and the top eight participants accounting for approximately one quarter of the total market. According to Furniture Today, mattress specialty retailers have a market share in excess of 40%, which represents the largest share of the market, having more than doubled their share over the past 15 years.

        Net sales in fiscal 2010 and in the twenty-six weeks ended August 2, 2011 improved $61.9 million and $95.9 million, respectively, from the comparable prior year levels in response to a gradually improving national economy and consumer confidence, and our growth through the addition of new and acquired store units. We believe that our net sales growth is outpacing our competitors in most of the markets in which we operate and is resulting in increased market share. Net income and other profitability measures improved during both fiscal 2010 and the twenty-six weeks ended August 2, 2011. The improvements resulted from the net sales growth and our ability to gain leverage on certain costs through increasing sales per store, which was partially offset by increases in spending in certain expense categories during such periods. Such expenses included advertising and general and administrative expenses, which we curtailed during fiscal 2008 and fiscal 2009 in response to the downturn in the national economy. Key results for fiscal 2010 and the twenty-six weeks ended August 2, 2011 include:

  •
  Net income increased $5.0 million to $0.3 million for fiscal 2010 compared with a net loss of $4.7 million for fiscal 2009. Net income increased $4.6 million to $4.7 million for the twenty-six weeks ended August 2, 2011, compared with $0.1 million for the prior year period.

  •
  Adjusted EBITDA increased $10.8 million to $57.1 million for fiscal 2010 compared with $46.3 million for fiscal 2009. Adjusted EBITDA as a percentage of sales increased to 11.6% during fiscal 2010 compared with 10.7% for fiscal 2009. Adjusted EBITDA increased $10.3 million to $34.7 million for the twenty-six weeks ended August 2, 2011, compared with $24.4 million for the prior year period. Adjusted EBITDA as a percentage of sales increased to 10.5% during the twenty-six weeks ended August 2, 2011, compared with 10.3% for the prior year period. (Adjusted EBITDA is not a performance measure under U.S. GAAP. See "Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data" for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.)

  •
  Net sales increased $61.9 million, or 14.3%, to $494.1 million for fiscal 2010, compared to $432.3 million for fiscal 2009. Comparable-store sales increased 6.1% during fiscal 2010. Net sales increased $95.9 million, or 40.6%, to $331.8 million for the twenty-six weeks ended August 2, 2011, compared to $235.9 million for the prior year period. Comparable-store sales increased 19.2% during the twenty-six weeks ended August 2, 2011.

  •
  We opened 85 new stores, reopened one store and acquired 33 stores during fiscal 2010. New and acquired stores, net of stores closed, added $35.8 million and $51.3 million in net sales during fiscal 2010 and the twenty-six weeks ended August 2, 2011, respectively. The activity with respect to the number of company-operated store units was as follows:

				Twenty-six Weeks Ended
	Fiscal 2008	Fiscal 2009	Fiscal 2010	August 3, 2010	August 2, 2011
Store units, beginning of period	406	464	487	487	592
New stores	71	37	86	27	40
Acquired stores	5	—	33	—	—
Closed stores	(18)	(14)	(14)	(5)	(12)

Store units, end of period	464	487	592	509	620

  •
  Operating cash flows were $42.4 million and $48.8 million during fiscal 2010 and the twenty-six weeks ended August 2, 2011, respectively, which were the primary funding source for capital expenditures and the cash requirements for acquisitions.

  •
  We ended fiscal 2010 and the twenty-six weeks ended August 2, 2011 with no outstanding borrowings, and total borrowing capacity of $24.0 million, under the revolving credit line portion of our 2007 Senior Credit Facility.

        In connection with our long-term growth plans, we commenced an initiative to review, select and implement an ERP system to replace our current systems with the objective of commencing pilot market testing by the end of fiscal 2011. Our current ERP systems have sufficient capacity and functionality to allow us to achieve our growth plan objectives in the near-term. See "Risk Factors—Our business operations could be disrupted if our information technology systems fail to perform adequately or we are unable to protect the integrity and security of our customers' information" for additional information relating to some important risks relating to our information technology.

        Going forward, we believe that the U.S. mattress retail market will benefit from the pent-up demand for mattresses and related products that has developed in recent years as consumers delayed purchases of big-ticket home furnishings, including mattresses, in response to the downturn in the national economy. We believe that this pent-up demand will result in sales growth for the Company as the national economy and consumer confidence continue to improve. We expect to continue the expansion of our company-operated store base through new store openings in existing markets to increase our market share and new store openings in new markets to provide a platform for future growth. We plan to open 100 new company-operated stores in fiscal 2011. In addition, we intend to evaluate strategically valuable acquisition opportunities in existing and new markets that may arise from time to time.

        We also strive to increase sales and profitability within our existing network of stores through a combination of (1) advertising and marketing initiatives that are aimed at increasing customer traffic, (2) improved customer conversion through our merchandising approach that improves the customer's shopping experience and the efforts of our highly trained sales associates and (3) increasing the average price of a transaction through effective sales techniques and the increasing demand for specialty and personalized mattresses.

General Definitions for Operating Results

        Net sales includes fees collected for delivery services and is recognized upon delivery and acceptance of mattresses and bedding products by our customers and is recorded net of estimated returns. Customer deposits collected prior to the delivery of merchandise are recorded as a liability. Net sales are recognized net of sales tax collected from customers and remitted to various taxing jurisdictions.

        Cost of sales consist of the following:

    •
    Costs associated with purchasing and delivering our products to our stores and customers, net of vendor incentives earned on the purchase of products;

    •
    Physical inventory losses;

    •
    Store and warehouse occupancy and depreciation expense of related facilities and equipment;

    •
    Store and warehouse operating costs, including warehouse labor costs and utilities, repairs and maintenance and supplies costs of warehouse and store facilities; and

    •
    Estimated costs to provide for customer returns and exchanges and to service customer warranty claims.

        Gross profit from retail operations is net sales minus cost of sales.

        Franchise fees and royalty income represents initial franchise fees earned upon the opening of new franchisee stores and ongoing royalties based on a percentage of gross franchisee sales.

        Sales and marketing expenses consist of the following:

    •
    Advertising and media production;

    •
    Payroll and benefits for sales associates; and

    •
    Merchant service fees for customer credit and debit card payments, check guarantee fees and promotional financing expense.

        General and administrative expenses consists of the following:

    •
    Payroll and benefit costs for corporate office and regional management employees;

    •
    Stock-based compensation costs;

    •
    Occupancy costs of corporate facility;

    •
    Information systems hardware, software and maintenance;

    •
    Depreciation related to corporate assets;

    •
    Management fees;

    •
    Insurance; and

    •
    Other overhead costs.

        Goodwill impairment charge consists of non-cash impairment charges of $100.3 million and $0.5 million attributable to the impairment of our goodwill in fiscal 2008 and fiscal 2010, respectively.

        Intangible asset impairment charge consists of a non-cash impairment charge of $4.7 million attributable to the impairment of other intangible assets in fiscal 2008.

        Loss (gain) on store closings and impairment of store assets consists of the following:

    •
    Estimated future costs to close locations at the time of closing including, as applicable, the difference between future lease obligations and anticipated sublease rentals;

    •
    The write off of unamortized fixed assets related to store leasehold costs on closed stores; and

    •
    Non-cash charges recognized for long-lived assets, consistently primarily of store leasehold costs and related equipment, to reduce the carrying value to estimated fair value, based on our periodic assessment of whether projected future cash flows of individual stores are sufficient to recover the carrying value of the related assets.

        Income (loss) from operations consists of gross profit from retail operations plus franchise fees and royalty income, minus the sum of sales and market expenses, general and administrative expenses, goodwill and intangible asset impairment charges, and loss (gain) on store closings and impairment of store assets.

        Total other expense includes interest income, interest expense and gain (loss) on early debt extinguishments. Interest expense includes interest on outstanding debt, amortization of debt discounts and amortization of financing costs.

Results of Operations

        The following table presents the consolidated historical financial operating data for our business expressed as a percentage of net revenues for each period indicated. Our fiscal year consists of 52 or 53 weeks, ending on the Tuesday nearest to January 31, divided into twelve fiscal periods of four or five weeks each. Each fiscal year is described by the period of the calendar year that comprises the majority of the fiscal year period. The fiscal year ended February 1, 2011 is described as "fiscal 2010," the fiscal year ended February 2, 2010 is described as "fiscal 2009" and the fiscal year ended February 3, 2009 is described as "fiscal 2008." All fiscal years presented include 52 weeks of operations, except fiscal 2008, which includes 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference. The historical results are not necessarily indicative of results to be expected for any future period.

				Twenty-six Weeks Ended
	Fiscal 2008	Fiscal 2009	Fiscal 2010	August 3, 2010	August 2, 2011
	(restated)		(restated)	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	66.4%	64.9%	63.3%	64.0%	61.8%

Gross profit from retail operations	33.6%	35.1%	36.7%	36.0%	38.2%
Franchise fees and royalty income	0.5%	0.5%	0.6%	0.6%	0.6%
Sales and marketing expenses	21.7%	22.0%	23.1%	23.0%	24.3%
General and administrative expenses	7.8%	7.5%	7.2%	6.9%	7.3%
Goodwill impairment charge	23.2%	0.0%	0.1%	0.0%	0.0%
Intangible asset impairment charge	1.1%	0.0%	0.0%	0.0%	0.0%
Loss on store closings and impairment of store assets	1.7%	1.2%	0.5%	0.2%	0.0%

Income (loss) from operations	(21.4)%	4.9%	6.5%	6.5%	7.2%
Other expense, net	6.5%	5.6%	6.3%	6.4%	5.7%

Income (loss) before income taxes	(27.9)%	(0.8)%	0.2%	0.1%	1.5%
Income tax (benefit) expense	0.9%	0.3%	0.2%	0.0%	0.1%

Net income (loss)	(28.8)%	(1.1)%	0.1%	0.0%	1.4%

Twenty-six Weeks Ended August 2, 2011 Compared to Twenty-six Weeks Ended August 3, 2010

        Net sales.    Net sales increased $95.9 million, or 40.6%, to $331.8 million for the twenty-six weeks ended August 2, 2011, compared to $235.9 million for the twenty-six weeks ended August 3, 2010. The components of the net sales increase were as follows (in millions):

Increase (decrease) in net sales
Comparable-store sales	$44.6
New stores	35.5
Acquired stores	18.3
Closed stores	(2.5)

$95.9

        The increase in comparable-store net sales represents a 19.2% comparable-store sales growth, which was primarily the result of an increase in the number of customer transactions. The increase in our net sales from new stores was the result of 99 new stores opened at various times during the twelve fiscal periods ended August 2, 2011, including 40 opened during the twenty-six weeks ended August 2, 2011, prior to their inclusion in the comparable-store calculation beginning with the thirteenth full fiscal period of operations. The increase in net sales for acquired stores was the result of the acquisition of 33 stores during fiscal 2010 from two separate acquisitions in October 2010 and December 2010. We closed 21 stores during the twelve fiscal periods ended August 2, 2011, including 12 during the twenty-six weeks ended August 2, 2011, and the reduction in sales during the twenty-six weeks ended August 2, 2011 from these closings totaled $2.5 million. We operated 620 stores at August 2, 2011, compared with 509 stores at August 3, 2010.

        Cost of sales.    Cost of sales increased $54.1 million, or 35.8%, to $205.2 million during the twenty-six weeks ended August 2, 2011, compared to $151.1 million for the twenty-six weeks ended August 3, 2010. The major components of the increase in cost of sales are explained below. Cost of sales as a percentage of net sales decreased to 61.8% for the twenty-six weeks ended August 2, 2011, as compared to 64.0% for the twenty-six weeks ended August 3, 2010.

        Product costs increased by $41.5 million, or 47.0%, to $129.8 million for the twenty-six weeks ended August 2, 2011, compared with $88.3 million for the twenty-six weeks ended August 3, 2010. Product costs as a percentage of sales increased to 39.1% for the twenty-six weeks ended August 2, 2011 from 37.4% for the twenty-six weeks ended August 3, 2010. The increase in the amount of product costs is the result of the corresponding increase in net sales. The increase of this expense as a percentage of net sales for the twenty-six weeks ended August 2, 2011 is primarily the result of an increase in the mix of products with higher product costs and the effect of product close outs that occurred during the period.

        Store and warehouse occupancy costs, consisting primarily of lease-related costs of rented facilities, increased $6.3 million, or 16.3%, to $44.8 million during the twenty-six weeks ended August 2, 2011, compared to $38.5 million for the twenty-six weeks ended August 3, 2010. Store and warehouse occupancy costs as a percentage of net sales decreased to 13.5% during the twenty-six weeks ended August 2, 2011, compared to 16.3% in the twenty-six weeks ended August 3, 2010. The increase in the amount of expense during the twenty-six weeks ended August 2, 2011 was mainly attributable to the increase in the number of stores we operated. The reduction of expense as a percentage of net sales was primarily attributable to comparable-store sales growth during the twenty-six weeks ended August 2, 2011.

        Depreciation expense of leasehold improvement and other fixed assets used in stores and warehouse operations increased $1.6 million, or 24.6%, to $7.9 million, for the twenty-six weeks ended August 2, 2011, compared to $6.3 million for the twenty-six weeks ended August 3, 2010. The increase in expense was primarily attributable to the increase in the number of stores we operated during the twenty-six weeks ended August 2, 2011, as compared with the prior year period.

        Other cost of sales increased $4.7 million during the twenty-six weeks ended August 2, 2011 compared with the prior year period, primarily as a result of the increase in net sales and in the number of stores we operated during the twenty-six weeks ended August 2, 2011, as compared with the prior year period.

        Gross profit from retail operations.    As a result of the foregoing, gross profit from retail operations increased $41.8 million or 49.3%, to $126.6 million, during the twenty-six weeks ended August 2, 2011, compared with $84.8 million during the twenty-six weeks ended August 3, 2010. Gross profit from retail operations as a percentage of net sales increased to 38.2% for the twenty-six weeks ended August 2, 2011, compared to 36.0% for the twenty-six weeks ended August 3, 2010.

        Franchise fees and royalty income.    Franchise fees and royalty income increased $0.7 million, or 45.8%, to $2.1 million for the twenty-six weeks ended August 2, 2011, compared to $1.4 million during the twenty-six weeks ended August 3, 2010. The increase in income was comprised of a $0.1 million increase in initial fees, which was attributable to an increase in the number of new franchisee stores opened during the twenty-six weeks ended August 2, 2011 as compared with the prior year period, and a $0.6 million increase in royalty income, which was mainly attributable to an increase in gross sales per store and total sales results for franchisee stores as compared with the prior year period.

        Sales and marketing expenses.    Sales and marketing expenses increased $26.4 million, or 48.6%, to $80.7 million for the twenty-six weeks ended August 2, 2011, compared to $54.3 million for the twenty-six weeks ended August 3, 2010. Sales and marketing expense as a percentage of net sales increased to 24.3% for the twenty-six weeks ended August 2, 2011, compared to 23.0% for the twenty-six weeks ended August 3, 2010. The components of sales and marketing expenses are explained below.

        Advertising expense increased $11.2 million, or 57.6% to $30.7 million for the twenty-six weeks ended August 2, 2011, from $19.5 million for the twenty-six weeks ended August 3, 2010. Advertising expense as a percentage of net sales increased to 9.3% for the twenty-six weeks ended August 2, 2011, compared to 8.3% for the twenty-six weeks ended August 3, 2010. The increase in the amount of advertising spending was mainly attributable to our efforts to increase the number of customers shopping in our stores and, to a lesser extent, to increase the number of markets in which we operate as a result of new store growth and acquisitions. We expect to maintain or increase advertising expense as a percentage of sales if we continue to experience sales per store and comparable-store sales growth and gain expense leverage in other operating expense areas. We receive funds from time to time from certain vendors to advertise their products that are recognized as a direct reduction of advertising expense. The amount of vendor advertising funds that were recognized as a reduction of advertising expense totaled $1.5 million for the twenty-six weeks ended August 2, 2011, compared with $1.3 million for the twenty-six weeks ended August 3, 2010.

        Other sales and marketing expenses increased $15.2 million, or 43.6%, to $50.0 million for the twenty-six weeks ended August 2, 2011, compared to $34.9 million for the twenty-six weeks ended August 3, 2010, primarily as a result of the increase in net sales during the period.

        General and administrative expenses.    General and administrative expenses increased $7.9 million, or 48.6%, to $24.1 million for the twenty-six weeks ended August 2, 2011, compared to $16.2 million for the twenty-six weeks ended August 3, 2010. General and administrative expense as a percentage of net sales increased to 7.3% for the twenty-six weeks ended August 2, 2011, compared to 6.9% for the twenty-six weeks ended August 3, 2010. General and administrative expenses increased primarily as a result of our growth, including a $4.2 million increase in wages and benefits resulting from employee additions to our corporate office and an aggregate increase of $3.7 million in various other general and administrative expense categories. We expect to continue making investments in our corporate infrastructure commensurate with our growth strategy.

        Loss on store closings and impairment of store assets.    Loss on store closings decreased $0.4 million to less than a hundred thousand for the twenty-six weeks ended August 2, 2011, compared to $0.4 million during the twenty-six weeks ended August 3, 2010, due to a reduction in the amount of remaining lease commitments on stores closed during the current period.

        Other expense, net.    Other expense, net, for both periods consists primarily of interest expense. Interest expense increased $3.8 million, or 25.3%, to $18.8 million for the twenty-six weeks ended August 2, 2011, compared to $15.0 million during the twenty-six weeks ended August 3, 2010. The increase is comprised of $1.9 million of interest expense as a result of the compounding effects of our 2009 Loan Facility and PIK Notes, which provide for the payment of interest through the addition of accrued interest to the outstanding loan balances and a $1.9 million loss on debt extinguishment recognized in connection with the voluntary prepayment of $40.0 million under the 2009 Loan Facility on July 19, 2011.

        Income tax (benefit) expense.    We recognized $0.3 million of income tax expense for the twenty-six weeks ended August 2, 2011, compared to $0.1 million of income tax expense for the twenty-six weeks ended August 3, 2010. The effective tax rate was 6.4% for the twenty-six weeks ended August 2, 2011, compared to 49.1% for the twenty-six weeks ended August 3, 2010, and differs primarily as a result of changes in the valuation allowance and state income taxes. Increases in pretax book income from the period ended August 3, 2010 to the period ended August 2, 2011 do not impact federal income tax expense due to the valuation allowance resulting in a lower effective income tax rate for the period ended August 2, 2011. In addition, current state income taxes associated with (1) states that impose taxes on revenue or net margin rather than pre-tax book income and (2) states that impose income taxes at the separate legal entity level have less impact on the overall effective tax rate as pretax book income increases. The effective tax rate for the current year period differs from the federal statutory rate primarily due to the effect of a reduction in the amount of the valuation allowance for deferred tax assets in an amount that coincides with a reduction in deferred tax assets primarily as a result of the expected utilization of a portion of the Company's net operating loss carryforwards during fiscal 2011.

        We expect to maintain a full valuation allowance on our remaining net deferred tax asset until an appropriate level of profitability that generates taxable income is sustained or until we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets will be realizable. We consider the future reversal of existing taxable temporary differences as future sources of taxable income for purposes of determining the amount of the valuation allowance that is necessary. As part of this analysis, we exclude taxable temporary differences associated with assets that are not amortized or depreciated for financial reporting purposes as they generally cannot be used as a source of taxable income to support the realization of deferred tax assets.

        Upon the completion of the offering, the Company's taxable income will increase as a result of the cessation of interest deductions that have been recognized in prior years on the 2009 Loan Facility and the PIK Notes, and we will evaluate this information in determining whether the valuation allowance for deferred tax assets should be reversed. Any reversal of the valuation allowance will favorably impact our results of operation in the period of the reversal. In addition, federal and certain state income taxes attributable to the fiscal year income before income taxes will be provided for in the period of the reversal and in subsequent periods, which will reduce net income and also impact liquidity.

        Net income (loss).    As a result of the foregoing, our net income was $4.7 million for the twenty-six weeks ended August 2, 2011 compared to $0.1 million for the twenty-six weeks ended August 3, 2010.

Fiscal 2010 Compared to Fiscal 2009

        Net sales.    Net sales increased $61.9 million, or 14.3%, to $494.1 million for fiscal 2010, compared to $432.3 million for 2009. The components of the net sales increase in fiscal 2010 were as follows (in millions):

Increase (decrease) in net sales
Comparable-store sales	$26.1
New stores	36.3
Acquired stores	5.4
Closed stores	(5.9)

$61.9

        The increase in comparable-store net sales represents a 6.3% comparable-store sales growth, which was primarily the result of an increase in the average sales price of mattress products that we sold. The increase in our net sales from new stores was the result of 85 new stores opened at various times throughout fiscal 2010 compared to 37 stores opened in fiscal 2009, prior to their inclusion in the comparable-store calculation in fiscal 2010 beginning with the thirteenth full month of operations. The increase in net sales for acquired stores was the result of the acquisition of 33 stores during fiscal 2010 from two separate acquisitions in October 2010 and December 2010. We acquired no stores during fiscal 2009. We closed 14 stores in fiscal 2010 and 14 stores in fiscal 2009 and the reduction in sales during fiscal 2010 from these closings totaled $5.9 million. We operated 592 stores at the end of fiscal 2010, compared with 487 stores at the end of fiscal 2009.

        Cost of sales.    Cost of sales increased $32.1 million, or 11.5%, to $312.6 million for fiscal 2010, compared to $280.5 million for fiscal 2009. The major components of the increase in cost of sales are explained below. Cost of sales as a percentage of net sales decreased to 63.3% for fiscal 2010, compared to 64.9% for fiscal 2009.

        Product costs increased $21.7 million, or 13.4%, to $183.8 million for fiscal 2010, compared with $162.1 million for fiscal 2009. Product costs as a percentage of net sales decreased to 37.2% for fiscal 2010, as compared to 37.5% for fiscal 2009. The increase in the amount of product costs for fiscal 2010 is the result of the corresponding increase in net sales. The reduction of this expense as a percentage of net sales for fiscal 2010 is primarily a result of improved product gross margins on certain products and a higher amount of volume-based vendor incentives earned on certain products. Product costs as a percentage of net sales is affected by several factors, including the mix of the products we sell, the terms of our vendor agreements and the competitive environment in which we operate. The combination of these effects may result in product costs as a percentage of net sales in future periods that are higher or lower than our recent results.

        Store and warehouse occupancy costs, consisting primarily of lease-related costs of rented facilities, increased $7.3 million, or 10.0%, to $80.5 million for fiscal 2010, compared to $73.2 million for fiscal 2009. Store and warehouse occupancy costs as a percentage of net sales decreased to 16.3% for fiscal 2010, as compared to 16.9% for fiscal 2009. The increase in the amount of expense during fiscal 2010 is mainly attributable to the increase in the number of stores we operated. The reduction of expense as a percentage of net sales was primarily attributable to improving sales per store in fiscal 2010 as compared with the prior year.

        Depreciation expense of leasehold improvements and other fixed assets used in store and warehouse operations decreased $0.5 million, or 3.7%, to $13.1 million for fiscal 2010, compared with $13.6 million for fiscal 2009. Depreciation expense in fiscal 2010 was reduced compared to fiscal 2009 as a result of a decrease in the depreciable amount of fixed assets, which was partially offset by an increase in depreciation expense attributable to capital expenditures in fiscal 2010. The decrease in the amount of depreciable fixed assets in fiscal 2010 was attributable to (a) an impairment charge of $2.3 million recognized at the end of fiscal 2009 to reduce the carrying value of certain long-lived assets, consisting primarily of store leasehold costs and related equipment, to fair value, and (b) an increase in fully depreciated fixed assets.

        Other cost of sales increased $3.6 million during fiscal 2010 compared with the prior year primarily as a result of the increase in net sales and in the number of stores we operated during fiscal 2010.

        Gross profit from retail operations.    As a result of the foregoing, gross profit from retail operations increased $29.7 million, or 19.6%, to $181.5 million for fiscal 2010, as compared with $151.7 million for fiscal 2009. Gross profit from retail operations as a percentage of net sales increased to 36.7% for fiscal 2010, as compared to 35.1% for fiscal 2009.

        Franchise fees and royalty income.    Franchise fees and royalty income is comprised of initial fees earned upon the opening of each new franchisee store and ongoing royalty income that is earned on a percentage of franchisee net sales. Franchise fees and royalty income increased $1.1 million, or 52.1%, to $3.2 million for fiscal 2010, compared with $2.1 million for fiscal 2009. The increase in income was comprised of a $0.6 million increase in initial fees, which was attributable to an increase in the number of new franchisee stores opened during fiscal 2010 as compared with fiscal 2009, and a $0.5 million increase in royalty income, which was mainly attributable to an increase in gross sales per store results for franchisee stores as compared with fiscal 2009. The Company's growth plans include expansion of our franchise network and, if successful, revenues from franchise fees and royalty income are expected to continue at or above current levels.

        Sales and marketing expenses.    Sales and marketing expenses increased $18.7 million, or 19.6%, to $114.0 million for fiscal 2010, compared to $95.3 million for fiscal 2009. The components of sales and marketing expenses are explained below. Sales and marketing expenses as a percentage of net sales increased to 23.1% for fiscal 2010, compared to 22.0% for fiscal 2009.

        Advertising expense increased $10.3 million, or 34.9%, to $39.7 million for fiscal 2010, compared with $29.4 million for fiscal 2009. Advertising expense as a percentage of net sales increased to 8.0% for fiscal 2010, as compared to 6.8% for fiscal 2009. The increase in the amount of advertising spending was mainly attributable to our efforts to increase the number of customers shopping in our stores and, to a lesser extent, to an increase in the number of markets in which we operate as a result of new store growth and acquisitions. We receive funds from time to time from certain vendors to advertise their products that are recognized as a direct reduction of advertising expense. The amount of vendor advertising funds that were recognized as a reduction of advertising expense totaled $3.7 million for fiscal 2010, compared with $0.9 million for fiscal 2009. The increase in the amount of advertising funds during fiscal 2010 resulted from negotiations with our vendors to increase their participation in the costs of our advertising programs in light of the improvement in our sales during fiscal 2010. There can be no assurance that we will obtain similar amounts of advertising funds in future periods. If we are unable to continue receiving advertising funds, we may not be able to advertise at the same rates or our advertising costs as a percentage of sales may increase.

        Other sales and marketing expenses increased $8.4 million during fiscal 2010 compared with the prior year primarily as a result of the increase in net sales during fiscal 2010. Such increase also includes a one-time charge of $1.6 million resulting from the settlement on May 26, 2011 (subject to court approval) of a lawsuit involving alleged violations of the Fair Labor Standards Act brought in

April 2010 by a former employee. We are obligated to pay the settlement amount of $1.6 million to a claims-made reversionary fund no later than July 25, 2011, and such amount is included in accrued liabilities as of February 1, 2011. We are entitled to recover any funds from the claims-made reversionary fund not distributed pursuant to the terms of the settlement. Funds that will revert back to us (if any) will be recognized as a reduction of expense when the claim settlement process concludes.

        General and administrative expenses.    General and administrative expenses increased $3.0 million, or 9.4%, to $35.4 million for fiscal 2010, compared to $32.3 million for fiscal 2009. General and administrative expenses as a percentage of net sales decreased to 7.2% for fiscal 2010 as compared to 7.5% for fiscal 2009. General and administrative expenses increased during fiscal 2010 primarily as a result of our growth, including a $2.6 million increase in wages and benefits resulting from employee additions in our corporate office and an aggregate increase of $2.7 million in various general and administrative expense categories. The aforementioned increases during fiscal 2010 were partially offset by a $1.8 million reduction in performance-based compensation costs and a one-time benefit in stock-based compensation costs of $0.5 million resulting from a revision of the estimate of forfeited equity awards to employees.

        Goodwill and intangible asset impairment charges.    During fiscal 2010, we recognized pre-tax impairment charges totalling $0.5 million to reduce the carrying amount of our goodwill to estimated fair value for two reporting units. No impairment charges related to our goodwill or intangible assets were recognized in fiscal 2009.

        Loss on store closings and impairment of store assets.    Loss on store closings and impairment of store assets decreased $2.7 million to $2.5 million during fiscal 2010 compared with $5.2 million during fiscal 2009. The decrease in the loss during fiscal 2010 was mainly attributable to a reduction in the amount of remaining lease commitments on stores that we closed during the fiscal year.

        Other expense, net.    Other expense, net for fiscal 2010 consists primarily of interest expense. Interest expense increased $3.9 million, or 14.5%, to $31.1 million for fiscal 2010, as compared to $27.1 million for fiscal 2009. The increase in interest expense for fiscal 2010 was attributable to (1) the compounding effects of our 2009 Loan Facility and PIK Notes, which provide for the payment of interest through the addition of accrued interest to the outstanding loan balances and (2) the full year effect of the amendment of the 2009 Loan Facility on March 20, 2009, which increased the loan agreement interest rate from 12.5% to 16.0% and the effective interest rate for financial reporting purposes to 17.2%.

        Income tax expense.    We recognized $0.8 million of income tax expense for fiscal 2010 compared to $1.4 million in fiscal 2009. The effective tax rate for fiscal 2010 was 70.7% compared to a negative effective tax rate of 43.0% for fiscal 2009, and differs primarily as a result of changes in the valuation allowance for deferred tax assets. The effective tax rate for fiscal 2010 differs from the federal statutory rate primarily due to the effect of state income taxes, change in valuation allowance and stock-based compensation. The change in the valuation allowance for deferred tax assets during 2010 was mainly attributable to a decrease in the amount of net operating losses. State income taxes were 52.4% of income before income taxes during fiscal 2010 as a result of current state income taxes associated with states that impose taxes on revenue and net margin, as well as states that impose income taxes at the separate legal entity level.

        Net income (loss).    As a result of the foregoing, our net income was $0.3 million for fiscal 2010 compared to a loss of $4.7 million for fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

        Net sales.    Net sales decreased $1.0 million, or 0.2%, to $432.3 million for fiscal 2009, compared to $433.3 million for 2008. The components of the net sales decrease in fiscal 2009 were as follows (in millions):

Increase (decrease) in net sales
Comparable-store sales	$(17.9)
New stores	25.7
Acquired stores	3.2
Closed stores	(4.0)
Effect of 53 week year in fiscal 2008	(8.0)

$(1.0)

        The decrease in comparable-store net sales represents a 4.3% comparable-store sales decline, which was primarily the result of a decrease in the number of customers. The increase in our net sales from new stores was the result of 37 new stores opened at various times throughout fiscal 2009 compared to 71 stores opened in fiscal 2008, prior to their inclusion in the comparable-store calculation in fiscal 2009 beginning with the thirteenth full month of operations. The increase in net sales for acquired stores was the result of an acquisition of five stores in December 2008 and represents sales of the acquired stores prior to their inclusion in the comparable-store calculation beginning in the month following the anniversary date of the acquisition. We closed 14 stores in fiscal 2009 and 18 stores in fiscal 2008 and the reduction in sales during fiscal 2009 from these closings totaled $4.0 million. Fiscal 2008 and fiscal 2009 were comprised of 53 weeks and 52 weeks, respectively, resulting in one fewer week of operations in fiscal 2009, which resulted in lower net sales in fiscal 2009 lower by $8.0 million. We operated 487 stores at the end of fiscal 2009, compared with 464 stores at the end of fiscal 2008.

        Cost of sales.    Cost of sales decreased $7.2 million, or 2.5%, to $280.5 million for fiscal 2009, compared to $287.7 million for fiscal 2008. The major components of the decrease in cost of sales are explained below. Cost of sales as a percentage of net sales decreased to 64.9% for fiscal 2009, compared to 66.4% for fiscal 2008.

        Product costs decreased $7.0 million, or 4.2%, to $162.1 million for fiscal 2009, compared with $169.2 million for fiscal 2008. Product costs as a percentage of net sales decreased to 37.5% for fiscal 2009, as compared to 39.0% for fiscal 2008. The reduction of expense as a percentage of net sales for fiscal 2009 was primarily the result of improved product gross margins on certain products and higher volume-based vendor incentives earned on certain products.

        Store and warehouse occupancy costs, consisting primarily of lease-related costs of rented facilities, increased $1.5 million, or 2.0%, to $73.2 million for fiscal 2009, compared to $71.7 million for fiscal 2008. Store and warehouse occupancy costs as a percentage of net sales increased to 16.9% for fiscal 2009, as compared to 16.6% for fiscal 2008. The increase in the amount of expense during fiscal 2009 is mainly attributable to the increase in the number of stores we operated. The increase in expense was partially offset by negotiated rent reductions totaling $1.2 million. The increase in expense as a percentage of net sales was primarily attributable to declining sales per store in fiscal 2009 as compared with the prior year.

        Depreciation expense of leasehold improvements and other fixed assets used in store and warehouse operations decreased $0.2 million, or 1.4%, to $13.6 million for fiscal 2009, compared with $13.8 million for fiscal 2008. Depreciation expense in fiscal 2009 was reduced compared to fiscal 2008 as a result of a decrease in the depreciable amount of fixed assets, which was partially offset by an increase in depreciation expense attributable to capital expenditures in fiscal 2009. The decrease in the amount of depreciable fixed assets in fiscal 2009 was attributable to (a) an impairment charge of $6.3 million recognized at the end of fiscal 2008 to reduce the carrying value of certain long-lived assets, consisting primarily of store leasehold costs and related equipment, to fair value, and (b) an increase in fully depreciated fixed assets.

        Other components of cost of sales decreased $1.5 million during fiscal 2009 compared with the prior year primarily as a result of efficiencies gained over store and warehouse operating and delivery costs.

        Gross profit from retail operations.    As a result of the foregoing, gross profit from retail operations increased $6.2 million, or 4.3%, to $151.7 million, as compared with $145.5 million for fiscal 2009. Gross profit from retail operations as a percentage of net sales increased to 35.1% for fiscal 2009, as compared to 33.6% for fiscal 2008.

        Franchise fees and royalty income.    Franchise fees and royalty income remained at $2.1 million during fiscal 2009 and fiscal 2008. An increase in royalty income attributable to an increase in franchisee gross sales was primarily offset by a decrease in initial fees due to fewer new store openings.

        Sales and marketing expenses.    Sales and marketing expenses increased $1.3 million, or 1.3%, to $95.3 million for fiscal 2009, compared to $94.1 million for fiscal 2008. The major components of the increase in sales and marketing expenses are explained below. Sales and marketing expenses as a percentage of net sales increased to 22.0% for fiscal 2009, compared to 21.7% for fiscal 2008.

        Advertising expense decreased $2.9 million, or 9.1%, to $29.4 million for fiscal 2009, compared with $32.4 million for fiscal 2008. Advertising expense as a percentage of net sales decreased to 6.8% for fiscal 2009, as compared to 7.5% for fiscal 2008. The decrease in the amount of advertising spending was mainly attributable to discretionary reductions in spending in response to macroeconomic effects that reduced the effectiveness of advertising in driving customer traffic. We receive funds from time-to-time from certain vendors to advertise their products that are recognized as a direct reduction of advertising expense. The amount of vendor advertising funds that were recognized as a reduction of advertising expense totaled $0.9 million for fiscal 2009, compared with $1.9 million for fiscal 2008. The reduction in the amount of advertising funds received from our vendors during fiscal 2009 was a result of the reduction in advertising expense.

        Other components of sales and marketing expenses increased $4.2 million during fiscal 2009 compared with the prior year as a result of increases in the number of stores we operated and the percentage of sales for which customers elected to utilize the promotional financing options offered through financial institutions, which resulted in a higher cost to us. An increase in instances in which sales associates did not earn commissions in excess of the minimum draw, due to lower sales per store, contributed to higher sales and marketing expense as a percentage of sales.

        General and administrative expenses.    General and administrative expenses decreased $1.4 million, or 4.3%, to $32.3 million for fiscal 2009, compared to $33.8 million for fiscal 2008. General and administrative expenses as a percentage of net sales decreased to 7.5% for fiscal 2009, compared to 7.8% for fiscal 2008. We reduced discretionary expenses in certain areas during fiscal 2009, such as training and relocation ($2.4 million reduction), consulting and outside professional services ($1.0 million reduction), and other various areas ($0.9 million reduction) in response to macroeconomic effects. The reductions in some areas represented a deferral of costs to fiscal 2010. Offsetting the aforementioned reductions were increases during fiscal 2009 in performance-based compensation costs of $2.4 million and depreciation and amortization of $0.5 million.

        Goodwill and intangible asset impairment charges.    During fiscal 2008, in connection with our annual impairment testing of goodwill and intangible assets, we determined that the fair values were less than the carrying amounts for those assets. As a result, we recognized pre-tax impairment charges totaling $100.3 million and $4.7 million during fiscal 2008 in order to reduce the carrying amount of our goodwill and intangible assets, respectively, to their estimated fair values. The decline in the estimated fair values of our goodwill and intangible assets was primarily attributable to the economic downturn affecting the U.S. economy during fiscal 2008 and the impact that downturn had on our estimates of the future cash flows of the Company and in the valuation multiples of comparable companies. No impairment charges related to our goodwill or intangible assets were recognized in fiscal 2009.

        Loss on store closings and impairment of store assets.    Loss on store closings and impairment of store assets decreased $2.2 million to $5.2 million during fiscal 2009 compared with $7.4 million during fiscal 2008. The decrease in the loss during fiscal 2009 was mainly attributable to a reduction of $4.0 million in the amount of impairment on store assets, which was partially offset by an increase in the amount of remaining lease commitments on stores that we closed during the fiscal year.

        Other expense, net.    Other expense, net for fiscal 2009 consists primarily of interest expense and a gain on early extinguishment of debt.

        Interest expense decreased $1.2 million, or 4.3%, to $27.1 million for fiscal 2009, as compared to $28.3 million for fiscal 2008. The decrease in interest expense for fiscal 2009 was mainly attributable to reductions in LIBOR that occurred throughout fiscal 2009, which reduced the interest expense incurred on the 2007 Senior Credit Facility in the amount of $5.8 million. The aforementioned decrease was partially offset by higher interest expense during fiscal 2009 that was attributable to (1) the issuance of $16.9 million of PIK Notes on March 20, 2009, (2) the compounding effects of our 2009 Loan Facility and PIK Notes, which provide for the payment of interest through the addition of accrued interest to the outstanding loan balances and (3) the amendment of the 2009 Loan Facility on March 20, 2009, which increased the loan agreement interest rate from 12.5% to 16.0% and the effective interest rate for financial reporting purposes to 17.2%.

        The gain from debt extinguishment in fiscal 2009 represents the amendment and restatement of the 2009 Loan Facility on March 20, 2009 that was accounted for as an extinguishment of debt and resulted in a downward adjustment of the loan carrying value to its market value, which effect was partially offset by the write-off of deferred loan fees, resulting in a net gain of $2.8 million.

        Income tax expense.    We recognized $1.4 million of income tax expense for fiscal 2009 compared to $3.8 million in fiscal 2008. The effective tax rate for fiscal 2009 was a negative 43.0% compared to a effective tax rate of negative 3.1% for fiscal 2008, and differs primarily as a result of changes in the valuation allowance for deferred tax assets and nondeductible goodwill impairments in fiscal 2008. The income tax effect of the nondeductible goodwill was 24.1% of loss before income taxes in fiscal 2008.

        The effective tax rate for fiscal 2009 differs from the federal statutory rate primarily due to the effect of state income taxes and the change in valuation allowance for deferred tax assets. The change in the valuation allowance for deferred tax assets during 2009 was mainly attributable to an increase in the amount of net operating losses. State income taxes were a negative 32.8% of income before income taxes during fiscal 2009 as a result of current state income taxes associated with states that impose taxes on revenue and net margin, as well as states that impose income taxes at the separate legal entity level.

        Net income (loss).    As a result of the foregoing, our net loss was $4.7 million for fiscal 2009 compared to a net loss of $124.9 million for fiscal 2008.

Liquidity and Capital Resources

Debt Structure and Effect of Proposed Offering

        As of August 2, 2011, we were party to four main debt agreements: (i) the 2007 Senior Credit Facility, (ii) the 2009 Loan Facility, (iii) the Convertible Notes and (iv) the PIK Notes. Mattress Holding, our indirect subsidiary, is the borrower under the 2007 Senior Credit Facility. Mattress Intermediate Holdings, Inc., or "Mattress Intermediate," our direct subsidiary, is the borrower under the 2009 Loan Facility, and Mattress Firm Holding Corp. is the borrower under the PIK Notes and the Convertible Notes.

        Mattress Firm Holding Corp. and Mattress Intermediate have no direct sources of cash flow and substantially no assets other than equity interests in the respective subsidiaries held by us and Mattress Intermediate. Mattress Holding and its subsidiaries own substantially all of the assets and conduct the operations of our retail business.

        The 2007 Senior Credit Facility requires us to comply on a quarterly basis with the following financial covenants:

  •
  a maximum ratio of consolidated debt to Adjusted EBITDA, or the "total leverage ratio"; and

  •
  a minimum ratio of Adjusted EBITDA to cash interest expense, or the "interest coverage ratio".

        These financial covenants are measured using, among other things, Adjusted EBITDA of Mattress Holding and its subsidiaries, adjusted to include the pro forma results of acquired businesses. As of August 2, 2011, the terms of the 2007 Senior Credit Facility required that we maintain a total leverage ratio of no more than 4.00:1 and an interest coverage ratio of no less than 2.70:1. As of August 2, 2011, we were in compliance with these financial covenants. The total leverage ratio financial covenant and the interest coverage ratio financial covenant each become more restrictive over time, and will require that Mattress Holding maintain a total leverage ratio of no more than 3.50:1 and an interest coverage ratio of 3.00:1 as of the end of fiscal 2011. Additionally, the terms of the 2007 Senior Credit Facility, among other things, contain restrictions on the ability of Mattress Holding to distribute dividends, subject to certain exceptions. As a result, Mattress Firm Holding Corp. and Mattress Intermediate can make principal and interest payments on the 2009 Loan Facility, the Convertible Notes and the PIK Notes, as they become payable, only to the extent that capital contributions can be obtained from our equity investors, or through other financing sources. Prior to April 2014, we may elect, in lieu of payment of interest in cash, to pay up to all of the interest due and payable with respect to the 2009 Loan Facility on any interest payment date by adding such interest to the principal amount of the loans outstanding under the 2009 Loan Facility on such interest payment date. The terms of the PIK Notes also permit scheduled interest payments to be added to the outstanding principal amount of the PIK Notes in lieu of payment of interest in cash. See "—Debt Service—2009 Loan Facility" and "—Debt Service—PIK Notes" below for further information.

        We intend to utilize the net proceeds from the proposed offering to repay all remaining outstanding indebtedness under the 2009 Loan Facility, to pay $1.4 million in the aggregate of accrued management fees and interest thereon, and a related termination fee and to utilize the remaining net proceeds for working capital and other general corporate purposes, including possible acquisitions. Upon the consummation of this offering, (i) the Convertible Notes will automatically convert into shares of our common stock at a price per share equal to the initial public offering price and (ii) an aggregate amount of $50.8 million in principal and accrued interest of the outstanding PIK Notes will be converted into shares of our common stock at a price per share equal to the initial public offering price. If the underwriters exercise in full the over-allotment option, the remaining $4.4 million in principal and accrued interest of the outstanding PIK Notes will be repaid with the proceeds of this offering substantially concurrent with the closing of the over-allotment option. If the over-allotment option is exercised in part or not exercised at all, all remaining PIK Notes will be converted into shares of our common stock at a price per share equal to the closing price of our common stock on the 30th day after the date of the underwriting agreement for this offering (in the case of a partial or no exercise of the over-allotment option). All outstanding amounts noted in this paragraph are given as of August 2, 2011.

Sources of Liquidity and Capital Requirements

        Our primary uses of cash are to fund growth capital and maintenance expenditures for our stores and distribution centers, purchase and replace floor sample inventories maintained in our stores, scheduled debt service payments and strategic acquisitions of mattress specialty retailers. Historically, we have satisfied these cash requirements from cash flows provided by our operations, availability under the revolving portion of the 2007 Senior Credit Facility and proceeds from the issuance of the PIK Notes.

        Historically, we have collected payment from our customers at or near the time of sale, and, as such, we do not carry significant accounts receivable balances from our customers. Most of our suppliers deliver product to our distribution centers within 48 hours following our placement of a purchase order, which allows us to carry lower inventory levels. We pay our vendors for our purchases on terms that, on average, allow us to collect payments on the sale of our products before we must pay our vendors. The attributes of our operating cycle lower our working capital requirements and have historically allowed us to operate for extended periods while maintaining a negative working capital position.

        Our future capital requirements will vary based on the number of additional stores, including relocated stores, we open and the number of stores we choose to renovate, and the number and size of any acquisitions we choose to make, including franchisee acquisitions. Our decisions regarding opening, relocating or renovating stores, and whether to engage in strategic acquisitions, are based in part on macroeconomic factors and the general state of the U.S. economy, as well as the local economies in the markets in which our stores are located.

        We plan to spend approximately $33.0 million in capital expenditures during fiscal 2011, of which we anticipate approximately 72% will be for new store growth and major remodels, approximately 22% for equipment and computers, including the implementation of a new ERP system, and approximately 6% for other capital expenditures. Of our total capital expenditures projected for fiscal 2011, we have already invested $11.7 million during the twenty-six weeks ended August 2, 2011. We plan to open 100 stores during fiscal 2011 and have already entered into lease agreements for a majority of them.

        As further discussed in "Description of Certain Indebtedness—2007 Senior Credit Facility," the terms of the 2007 Senior Credit Facility limit the permitted capital expenditures of Mattress Holding to $35.0 million for fiscal 2011 and $40.0 million for each of fiscal 2012 and 2013. On June 28, 2011, Mattress Holdings entered into an amendment to the 2007 Senior Credit Facility to, among other things, provide greater flexibility to make capital expenditures by raising the permitted capital expenditure limit effective for fiscal 2011 and future years from the $20.0 million limit that was in effect for prior years. The permitted limit may be increased for any year by the amount of equity capital that is contributed to Mattress Holding during the year for that purpose. In addition, if the capital expenditures made in any year are less than the permitted amount, the amount of the shortfall in that year may increase the permitted amount of capital expenditures for the immediately succeeding (but not any other) year. The permitted capital expenditure limit has been raised in recent years by making capital contributions to Mattress Holding for that purpose. Each such capital contribution was funded through the issuance of PIK Notes. Our ability to complete our capital expenditure plan for fiscal 2011 will be dependent upon our ability to fund capital contributions to Mattress Holding for that purpose.

        We believe that we will be able to satisfy our capital requirements for the next 12 months, including supporting our existing operations, continuing our growth strategy, and satisfying our scheduled debt service payments, through a combination of our existing reserves of cash and cash equivalents, internally generated cash flows from operations, and, as required, borrowings under the revolving portion of the 2007 Senior Credit Facility. The revolving portion of the 2007 Senior Credit Facility allows us to borrow up to $25.0 million, of which up to $15.0 million is available for issuance as letters of credit. There were no outstanding borrowings on the revolving facility as of February 2, 2010. On February 1, 2011, outstanding letters of credit under the revolving facility were $1.0 million, resulting in $24.0 million of available borrowings as of such date. In addition, we had $4.4 million of cash and cash equivalents as of February 1, 2011, compared to cash and cash equivalents of $0.4 million as of February 2, 2010. Our working capital deficit was $7.8 million as of February 1, 2011, compared to a working capital deficit of $8.5 million as of February 2, 2010. The improvement in our net working capital deficit was attributable primarily to the increased amount of cash and cash equivalents we had at February 1, 2011, partially offset by a decrease in other working capital components.

        We generated tax operating losses in recent years that have significantly reduced the cash requirements for federal and state income taxes. At February 1, 2011, we had $38.6 million of net operating loss carryforwards that expire at various dates beginning in 2018, if not utilized to offset future taxable income. Our cash requirements for income taxes will increase significantly if and when the current amount of net operating loss carryforwards is utilized. Further, if we undergo a more than 50% "ownership change" within the meaning of Section 382 of the Internal Revenue Code, our ability to utilize pre-change losses may be limited.

Cash Flows

        The following table summarizes the principal elements of our cash flows:

				Twenty-six Weeks Ended
	Fiscal 2008	Fiscal 2009	Fiscal 2010	August 3, 2010	August 2, 2011
	(restated)		(restated)	(unaudited)
	(in thousands)
Net cash provided by operating activities	$12,996	$20,857	$42,429	$18,065	$48,755
Net cash used in investing activities	(24,285)	(10,863)	(38,092)	(9,996)	(11,781)
Net cash provided by (used in) financing activities:
Proceeds from issuance of debt	42,260	24,191	2,985	316	40,198
Principal payments of debt	(30,562)	(33,537)	(3,271)	(3,007)	(50,686)
Debt issuance costs	—	(1,001)	—	—	(1,273)

Total net cash provided by (used in) financing activities	11,698	(10,347)	(286)	(2,691)	(11,761)

Increase (decrease) in cash and cash equivalents	409	(353)	4,051	5,378	25,213

Cash and cash equivalents, beginning of period	338	747	394	394	4,445

Cash and cash equivalents, end of period	$747	$394	$4,445	$5,772	$29,658

        Operating cash flows.    Net cash provided by operating activities was $48.8 million for the twenty-six weeks ended August 2, 2011, compared to $18.1 million for the twenty-six weeks ended August 3, 2010. The $30.7 million increase in cash flows from operating activities was primarily attributable to an increase in our net income resulting from increased net sales and an increase in accounts payable and accrued liabilities resulting from an increase in the purchase of inventories and the incurrence of other operating expenses, and timing differences in the related cash requirements that temporarily increased cash balances at August 2, 2011 compared to August 3, 2010. The increase in cash flows from operating activities was partially offset by increases in inventory. Inventory increased $4.9 million during the twenty-six weeks ended August 2, 2011, as the Company augmented inventory levels to support the higher sales volume historically observed in the summer months.

        Net cash provided by operating activities was $42.4 million for fiscal 2010, compared to $20.9 million for fiscal 2009. The $21.5 million increase in cash flows from operating activities was primarily attributable to an increase in our net income resulting from higher net sales during fiscal 2010, which was partially offset by an increase in accounts receivable for vendor incentives, cash used for payments to our vendors and increased floor sample inventory purchases for the new stores we opened during fiscal 2010. The increase in the accounts receivable for vendor incentives was mainly attributable to increases in (1) purchases of merchandise on which volume-based incentives are earned in response to higher sales during fiscal 2010, (2) earned incentives that settle annually and (3) the number of new stores opened during fiscal 2010 for which incentives become receivable from certain vendors upon store opening.

        Net cash provided by operating activities was $13.0 million for fiscal 2008. The $7.9 million increase in cash flows from fiscal 2008 from operating activities was primarily due to lower cash payments for interest on our debt instruments, which was partially offset by a decrease in accounts payable due primarily to the increasing frequency of payments to our trade vendors beginning in fiscal 2009 to align with shorter repayment terms, and an increase in inventory purchases and other net working capital items. The decrease in cash interest payments was due to lower interest rates on the 2007 Senior Credit Facility and an amendment of the 2009 Loan Facility, which provided that future interest payments would be made by adding the accrued interest to the outstanding balance of the note.

        Investing cash flows.    Our investing cash flows consists primarily of our capital expenditures. Net cash used in investing activities was $11.8 million during the twenty-six weeks ended August 2, 2011, compared to cash used of $10.0 million during the twenty-six weeks ended August 3, 2010. All of the $1.8 million increase in cash used between the two periods relates to an increase in capital spending. The increase in capital expenditures was the result of an increase in the number of new stores.

        Net cash used in investing activities was $38.1 million during fiscal 2010, compared to $10.9 million in fiscal 2009. Capital expenditures increased $16.4 million. Excluding stores added through acquisitions, we opened 85 new stores during 2010, compared to 37 new stores in fiscal 2009. Also contributing to the increase in cash used for investing activities during fiscal 2010 was $10.8 million of cash used to complete our acquisitions, net of $1.9 million of cash acquired. These acquisitions added 33 new stores during fiscal 2010.

        Net cash used in investing activities was $24.3 million in fiscal 2008. The decrease over fiscal 2008 was attributable to lower capital expenditures as a result of opening fewer stores during fiscal 2009. We opened 37 stores during fiscal 2009, compared to 71 stores in fiscal 2008.

        Financing cash flows.    Our financing cash flows consist primarily of proceeds from the issuance of debt, borrowings, and repayments (1) under the revolving portion of the 2007 Senior Credit Facility, (2) for scheduled debt service payments, and (3) prepayments of other debt. Net cash used in financing activities increased to $11.8 million for the twenty-six weeks ended August 2, 2011 from $2.7 million for the prior year period. The increase was primarily due to the $40.2 million issuance of the Convertible Notes and subsequent use of $40.0 million for a partial prepayment of the 2009 Loan Facility, the prepayment of seller financing notes and mortgage notes payable in the amounts of $5.4 million and $2.0 million, respectively, and the payment of a $1.3 million loan fee for the amendment of the 2007 Senior Credit Facility on June 28, 2011.

        During fiscal 2010, net cash used in financing activities was $0.3 million, compared to $10.3 million in fiscal 2009. The decrease in net cash used in financing activities during fiscal 2010 was attributable to lower net borrowings and repayments on the revolving portion of the 2007 Senior Credit Facility.

        Net cash provided by financing activities was $11.7 million for fiscal 2008. Net cash used in financing activities during fiscal 2009 increased due to payments made to reduce the outstanding balance under the revolving portion of the 2007 Senior Credit Facility. These cash outflows were partially offset by increased cash inflows from the proceeds of the PIK Notes.

Debt Service

        As of August 2, 2011, we had total indebtedness of $403.5 million. The components of our debt as of August 2, 2011 were as follows (amounts in thousands):

2007 Senior Credit Facility	$229,282
2009 Loan Facility	80,919
Convertible Notes	40,198
PIK Notes	52,972
Other	160

Total long-term debt	$403,531

        2007 Senior Credit Facility.    On January 18, 2007, Mattress Holding, an indirect subsidiary of the issuer, entered into a credit agreement with UBS Securities LLC and certain of its affiliates and other lenders for a term loan and revolving credit facility, which was amended and restated on February 16, 2007 (as amended and restated, the "2007 Senior Credit Facility"). As of August 2, 2011, the 2007 Senior Credit Facility consisted of (i) a $240.0 million term loan facility maturing January 2014 and (ii) a $25.0 million revolving credit facility maturing in January 2013, which includes a $15.0 million letter of credit subfacility and a $5.0 million swingline loan subfacility. As of August 2, 2011, there was an aggregate of $229.3 million of term loan borrowings outstanding under the 2007 Senior Credit Facility, which is net of an unamortized debt discount of $0.4 million. As of August 2, 2011, there were no outstanding borrowings under the revolving portion of the 2007 Senior Credit Facility and there was approximately $1.0 million in outstanding letters of credit. In addition, we may, under certain circumstances and subject to receipt of additional commitments from existing lenders or other eligible institutions, request additional term loan tranches up to an aggregate amount of $10.0 million.

        Borrowings under the 2007 Senior Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (i) the corporate base rate of interest established by the administrative agent and (ii) the federal funds effective rate from time to time plus 0.50%, or (b) the London Interbank Offered Rate, or "LIBOR," determined by reference to the costs of funds for deposits for the interest period relevant to such borrowing adjusted for certain additional costs.

        The applicable margin percentages for term loans are 1.25% for base rate loans and 2.25% for LIBOR loans. The applicable margin percentages for revolving loans are based upon our total leverage ratio and vary from 1.25% to 1.75% for base rate loans and from 2.25% to 2.75% for LIBOR loans. As of August 2, 2011, the applicable margin percentage for revolving loans was 1.25% for base rate loans and 2.25% for LIBOR loans, and as of that date, no such loans were outstanding. Swingline loans bear interest at an interest rate equal to the interest rate for base rate loans, and as of August 2, 2011, no such borrowings were outstanding. On the last day of each quarter, we also pay a commitment fee (payable in arrears) in respect of any unused commitments under the revolving credit facility, subject to adjustment based upon the level of the total leverage ratio which varies from 0.375% to 0.50%. As of August 2, 2011, the commitment fee was 0.375%. We also pay fees for the issuance and maintenance of letters of credit.

        Outstanding borrowings under the 2007 Senior Credit Facility are payable in quarterly principal installments of $0.6 million, with the outstanding balance due at maturity on January 18, 2014. Furthermore, we are subject to an annual mandatory principal prepayment in an amount equal to a portion of "excess cash flow," as defined in the 2007 Senior Credit Facility, payable no later than 120 days after the end of each fiscal year. Such prepayments are first applied to reduce scheduled quarterly principal repayments for the next four quarters in order of maturity and then to reduce future quarterly payments through maturity on a pro-rata basis. We made excess cash flow payments in the amounts of $0.8 million and $2.1 million on June 1, 2011 and May 21, 2010, respectively, with respect to excess cash flows related to fiscal 2010 and 2009, respectively. There are other mandatory prepayment requirements, subject to certain exceptions, from the net cash proceeds of certain asset sale and casualty and condemnation events, subject to reinvestment rights, from the net cash proceeds of any incurrence of certain debt, other than debt permitted under the 2007 Senior Credit Facility, and from the net cash proceeds of specified issuances of preferred equity securities. No such prepayments were required in fiscal 2009 or 2010. We may voluntarily repay outstanding loans under the 2007 Senior Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

        As further discussed in "Description of Certain Indebtedness—2007 Senior Credit Facility," the agreement related to the 2007 Senior Credit Facility requires that we maintain compliance with certain covenants.

        2009 Loan Facility.    On January 18, 2007, Mattress Holding entered into a financing agreement with a group of institutional investors for a senior subordinated loan facility for term borrowings in the original amount of $120.0 million. The institutional investors also own equity interests in Mattress Holdings, LLC. The financing agreement was amended on February 16, 2007, which included a prepayment of the original borrowing in the amount of $40.0 million (the "2007 Subordinated Loan Facility"). The 2007 Subordinated Loan Facility was originally guaranteed by each existing subsidiary of Mattress Holding and its immediate parent Mattress Holdco, Inc. ("Mattress Holdco"). On March 20, 2009, Mattress Intermediate, an indirect parent of Mattress Holding and a direct subsidiary of Mattress Firm Holding Corp. assumed all obligations of Mattress Holding in respect of the 2007 Subordinated Loan Facility, including accrued interest through such date, and the obligations and guarantees of Mattress Holding, Mattress Holdco and their respective subsidiaries were released and discharged. In connection therewith, the 2007 Subordinated Loan Facility was amended and restated. The amended and restated facility is referred to in this prospectus as the "2009 Loan Facility." As of August 2, 2011, there was an aggregate of $80.9 million outstanding under the 2009 Loan Facility, which is net of an unamortized debt discount of $3.5 million.

        Effective with the amendment and restatement on March 20, 2009, the 2009 Loan Facility interest rate was increased to 16% per annum (from 12.5% per annum under the 2007 Subordinated Loan Facility) and interest expense is being recognized at a 17.2% effective rate. Accrued interest on the amounts borrowed under the 2009 Loan Facility is payable quarterly. Prior to April 2014, we may elect, in lieu of payment of interest in cash, to pay up to all of the interest due and payable on any interest payment date by adding such interest to the principal amount of the loans outstanding on such interest payment date.

        The amendment and restatement on March 20, 2009 was recognized as an extinguishment of the 2007 Subordinated Loan Facility for financial reporting purposes. Accordingly, the carrying value of the debt was adjusted to its estimated fair value as of March 20, 2009, which resulted in a $5.8 million debt discount and recognition of a gain on extinguishment. In addition, the unamortized loan fees of the 2007 Subordinated Loan Facility in the amount of $3.0 million were written off, resulting in a net gain on extinguishment of $2.8 million. The debt discount is being amortized over the remaining term of the 2009 Loan Facility, resulting in a 17.2% effective interest rate. The Company incurred $1.0 million of direct costs related to the amendment and restatement, which is being amortized over the remaining term of the 2009 Loan Facility.

        The 2009 Loan Facility requires no principal payments prior to its maturity on January 18, 2015, except for mandatory quarterly principal payments on or after March 20, 2014 to the extent required to prevent the loan from being considered an "applicable high yield discount obligation" within the meaning of Internal Revenue Code. Since January 18, 2010, the Company may voluntarily repay outstanding loans under the 2009 Loan Facility at any time without premium or penalty. On July 19, 2011, the Company made a voluntary prepayment of $40.0 million under the 2009 Loan Facility. In connection with the voluntary prepayment, the Company recognized a loss on debt extinguishment in the amount of $1.9 million.

        As further discussed in "Description of Certain Indebtedness—2009 Loan Facility," the agreement related to the 2009 Loan Facility requires that we maintain compliance with certain covenants. We plan to pay off the 2009 Loan Facility with a portion of the net proceeds from this offering.

        PIK Notes.    At various times from October 24, 2007 to May 20, 2009, we issued PIK Notes to the equity investors of our parent company, Mattress Holdings, LLC, and to affiliates of such equity investors. The PIK Notes bear interest at a rate of 12% per annum. Accrued interest is payable either annually or semiannually, as is applicable for each separate note issuance, with each such interest payment to be made through the addition of such interest amount to the outstanding principal amount of the PIK Notes. The PIK Notes mature at various times from October 24, 2012 through March 19, 2015. On August 10, 2011, the terms of the PIK Notes were amended by action of the required percentage of the holders thereof in order to provide for, among other things, certain conversion and repayment rights for holders of the PIK Notes and a mandatory conversion or payoff feature in connection with the consummation of this offering. See "Description of Certain Indebtedness—PIK Notes—General." The proceeds from the issuance of PIK Notes were contributed to the capital of Mattress Holding and used by Mattress Holding for various purposes, including a strategic acquisition, to increase the permitted capital expenditures limitation under the 2007 Senior Credit Facility, and as an equity cure under the covenant requirements of the 2007 Senior Credit Facility (see "—Covenant Compliance" below for additional information regarding the equity cure).

        Convertible Notes.    On July 19, 2011, we issued the Convertible Notes in an aggregate principal amount of $40.2 million. The Convertible Notes accrue interest at an annual rate of 12%, payable annually on July 18 of each year. All interest is paid "in kind" rather than in cash, meaning that payments of interest are made as additions to the outstanding principal amount of the Convertible Notes. We are permitted to prepay the Convertible Notes, in whole or in part, at any time without premium or penalty. The Convertible Notes do not contain any financial or operating covenants. However, certain events, including defaults by Mattress Firm Holding Corp. on certain of its other debt obligations, would give rise to an event of default and the right of funds associated with J.W. Childs, as majority note holders, to accelerate the payment of principal and interest.

        As discussed in "—Debt Structure and Effect of Proposed Offering" above, the Convertible Notes will automatically convert into shares of our common stock and the PIK Notes will be converted into shares of our common stock or, if the over-allotment option is exercised in full and the issuance and sale of the over-allotment shares are consummated, paid off in part with the proceeds of this offering.

        Other Indebtedness.    Our subsidiaries have various notes payable related to the purchase of equipment totaling $0.2 million that bear interest at rates ranging from 6.8% to 10.0%, with monthly principal and interest payments of various amounts through 2013. Notes payable for financing of equipment purchases are collateralized by certain equipment with carrying amounts that approximate the outstanding principal balances of the related notes payable as of August 2, 2011.

Covenant Compliance

        As further discussed in "Description of Certain Indebtedness—2007 Senior Credit Facility," we exercised an equity cure right under the 2007 Senior Credit Facility on March 20, 2009, which allowed us to maintain compliance with the financial covenants for the fiscal quarter ended April 30, 2009.

        We were in compliance with all of the covenants required under the 2007 Senior Credit Facility, the 2009 Loan Facility, the PIK Notes, and our other indebtedness as of August 2, 2011. We believe that we will be able to maintain compliance with the various covenants required under our debt facilities for the next twelve months without amending any of the credit facilities or requesting waivers from the lenders that are party to the agreements.

Critical Accounting Policies and Use of Estimates

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

        Our significant accounting policies are discussed in Note 1, Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included elsewhere in this prospectus. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Revenue Recognition

Sales revenue, including fees collected for delivery services, is recognized upon delivery and acceptance of mattresses and bedding products by the Company's customers and is recorded net of returns. Customer deposits collected prior to the delivery of merchandise are recorded as a liability.
The Company accrues a liability for estimated sales returns and exchanges in the period that the related sales are recognized. The Company provides its customers with a comfort satisfaction guarantee whereby the customer may return or exchange the original mattress anytime during 100 days from the date of original purchase. Mattresses received back are reconditioned pursuant to state law and resold through the Company's clearance center stores as used merchandise. The Company accrues a liability for the estimated costs, net of estimated restocking fees, related to the diminishment in value of the returned merchandise at the time the sale is recognized based upon historical experience. The liability for sales returns and sales exchanges is included in other accrued liabilities.
Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate future sales returns and exchanges and the associated costs.
Effective August 2010, we revised our return and exchange policy to enable our customers to return products for any reason up to 100 days after the purchase date for either a full refund or exchange credit without the incurrence of exchange or other fees. The new policy is referred to as the Happiness Guarantee. Prior to this new policy, a customer could exchange a mattress for a similar mattress from 30 days to 90 days from the original purchase date, subject to a restocking fee, although the restocking fee could be waived at the discretion of the sales associate.
We expect that the Happiness Guarantee will result in an increased amount of returns and exchanges. The increased activity and the elimination of exchange fee collections are expected to increase the estimated cost of sales returns and exchanges.
We have not made any material changes in the policy we use to measure the estimated liability for sales returns and exchanges. However, we expect that the new Happiness Guarantee will result in an increase in such costs and we will review and revise our estimates as additional experience is obtained. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Vendor Incentives

Cash payments received from vendors as incentives to enter into or to maintain long-term supply arrangements, including payments received in connection with the opening of new stores, are deferred and amortized as a reduction of cost of sales using a systematic approach. Payments received from vendors in connection with new store openings are deferred and amortized over 36 months, which is the estimated period over which the incentives are earned.
Vendor incentives that are based on a percentage of the cost of purchased merchandise, such as cooperative advertising funds, are accounted for as a reduction of the price of the vendor's products and result in a reduction of cost of sales when the merchandise is sold. Vendor incentives that are direct reimbursements of costs incurred by the Company to sell the vendor's products are accounted for as a reduction of the related costs when recognized in the Company's results of operations.
Certain of our vendor agreements contain purchase volume incentives that require minimum purchase volumes and may provide for increased incentives when graduated purchase volumes are met. Amounts accrued as vendor receivables throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes.
We have not made any material changes in the policy we use to recognize vendor receivables during the past three fiscal years.
If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and inventory valuation. However, substantially all receivables associated with these activities are collected within the following fiscal year and all amounts deferred against inventory turnover within the following fiscal year and, therefore, do not require subjective long-term estimates. Adjustments to our gross profit and inventory in the following fiscal year have historically not been material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Self-Insured Liabilities

We are self-insured for certain losses related to employee health and workers' compensation liability claims. However, we obtain third-party insurance coverage to limit our exposure to these claims.
When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries.
Periodically, we review our assumptions and the valuation provided by independent third-party actuaries to determine the adequacy of our self-insured liabilities.
Our self-insurance liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date.
We have not made any material changes in the policy we use to establish our self-insured liabilities during the past three fiscal years.
We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Goodwill and Indefinite-Lived Intangible Assets

We evaluate goodwill and indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill or indefinite-lived intangible assets may not be recoverable.
We assign the carrying value of these intangible assets to their "reporting units" and apply the impairment test at the reporting unit level. We complete our impairment evaluation by performing internal valuation analyses, considering other publicly available market information and using an independent valuation firm, as appropriate.
The test for goodwill impairment involves (1) comparing the fair value of a reporting unit with the carrying value of its net assets and (2) if the carrying value exceeds fair value, the fair value of goodwill is compared with the respective carrying value and an impairment loss is recognized in the amount of the excess. The impairment test for indefinite-lived assets consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset establishes the new accounting basis.

We completed our annual impairment testing using the methodology described herein, and, as a result of reductions in estimated cash flows and in multiples of comparable companies, which affect the determination of total enterprise value, and changes in the results of operations of certain metropolitan markets relative to others, which affect the allocation of enterprise value to reporting units, we determined that there was impairment of $100.3 million and $0.5 million related to goodwill for fiscal 2008 and fiscal 2010, respectively. Additionally in fiscal 2008, we determined there was an impairment of $4.7 million related to indefinite-lived intangible assets.
The carrying value of goodwill at February 1, 2011, was $287.4 million. The carrying value of indefinite-lived intangible assets, consisting of trade names and trademarks at February 1, 2011 was $80.6 million.
We determine enterprise fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations. Enterprise value is allocated to each reporting unit based on a systematic rationale and consistent methodology, which takes into consideration the relative operating performance of each reporting unit as determined by historical and expected future operating results based upon management's estimates.

The impairment test for goodwill is applied to the "reporting unit." A reporting unit is defined as an operating segment or one level below a segment, a component. Each metropolitan market is a separate operating segment. The store unit components that comprise each operating segment are aggregated within each operating segment as all of the stores have similar economic characteristics. All of our goodwill has been allocated to our market-level reporting units for impairment testing.
As we test goodwill impairment at the reporting unit level, which is each Company-operated metropolitan market, we may be required to incur goodwill impairment charges based on adverse changes affecting a particular metropolitan market, regardless of overall performance. Such impairment charges may have a material adverse effect on our results of operations.
The fair values of the majority of our reporting units, as determined by an allocation of total enterprise value to the reporting units based on a systematic rationale and consistent methodology, were substantially in excess of the related carrying values in the most recent impairment test performed as of the end of the fourth quarter of fiscal 2010. Three reporting units with goodwill of $35.5 million, $11.0 million and $2.6 million, respectively, as of February 1, 2011, passed step one of the goodwill test with a percentage of fair value that was 7.4%, 9.8% and 2.3%, respectively, in excess of the carrying value of each of the three reporting units. The determination of the estimated fair value of each of the three reporting units was based upon an allocation of total enterprise value to the reporting units based upon the combination of actual Adjusted EBITDA for fiscal 2010 and budgeted Adjusted EBITDA for fiscal 2011 of each of the three reporting units to the comparable combined amounts for the total company. The budgeted operating results for fiscal 2011 for each of the reporting units take into consideration estimates of comparable-store sales growth, new store openings and operating expenses. Comparable-store sales growth assumptions are a significant management estimate affecting the budgeted amount of Adjusted EBITDA in fiscal 2011. Comparable-store sales growth for the reporting unit with $35.5 million of goodwill as of February 1, 2011 was positive 2.9% for fiscal 2010 and is budgeted at positive 5.5% for fiscal 2011. Comparable-store sales growth for the reporting unit with $11.0 million of goodwill as of February 1, 2011 was negative 5.3% for fiscal 2010 and is budgeted at positive 4.4% for fiscal 2011. Comparable-store sales growth for the reporting unit with $2.6 million of goodwill as of February 1, 2011 was negative 10.3% for fiscal 2010 and is budgeted at positive 3.2% for fiscal 2011.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

The comparable-store sales growth results in each of the three markets improved during fiscal 2010, compared with fiscal 2009, although the comparable-store sales growth results in fiscal 2010 were below the average of the Company's other markets. The improvement in the budgeted amount of comparable-store sales growth for fiscal 2011 is based upon management's expectation of the continuation of the improving sales trends in each of the markets. A 1% decline in comparable-store sales growth in fiscal 2011 would result in an estimated decline in Adjusted EBITDA of approximately $256,000, $51,000 and $16,000 for the reporting units with goodwill of $35.5 million, $11.0 million and $2.6 million, respectively, at February 1, 2011. Future events, such as a downturn in the U.S. economy or the ability of competitors to gain market share in the markets in which the three reporting units operate, could negatively affect the Company's ability to perform at the levels anticipated in the 2011 budgets for each of the three reporting units, and such effects could result in the recognition of goodwill impairment charges in future periods. Two reporting units with combined goodwill of $3.1 million as of February 1, 2011, prior to recording an impairment charge, failed step one of the goodwill impairment test, resulting in a goodwill impairment charge of $0.5 million as a result of applying step two of the test.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment of goodwill and other indefinite-lived intangible assets. However, if actual results are not consistent with our estimate or assumptions, we may be exposed to an impairment charge that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our investment in store leasehold improvements, including fixtures and equipment, is the most significant long-lived asset.
When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's undiscounted estimated future cash flows. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which is based on estimated future discounted cash flows. We recognize impairment if the amount of the asset's carrying value exceeds the asset's estimated fair value.

Based upon the impairment review, and a decline in performance of certain stores, impairment losses of approximately $6.3 million, $2.3 million and $1.7 million were recognized during fiscal 2008, fiscal 2009 and fiscal 2010, respectively.
The impairment review of long-lived assets related to stores is evaluated at the individual store level. The results of individual stores may deteriorate based on factors outside the control of the Company, such as the proximity of competitors, shifting retail trade area demographics and other macro-economic factors.
Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimated future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.
We have not made any material changes in the policy we use to assess impairment losses during the past three fiscal years.
We do not believe there is a reasonable likelihood that there will be a material charge in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Costs Associated With Location Closings

We lease the vast majority of our stores and other locations under long-term leases and we occasionally vacate locations prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income.
Our estimate of future cash flows is based on historical experience; our analysis of the specific real estate market, including input from independent real estate firms; and economic conditions that can be difficult to predict. We do not discount cash flows in estimating the liability recorded for location closures.

The estimated liability for location closings was $0.2 million at February 1, 2011. The effect of changes in previous estimated liabilities resulted in charges to earnings of approximately $0.4 million, $0.6 million and $(0.1) million during fiscal 2008, 2009 and 2010, respectively.
The liability recorded for location closures contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including the historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.
We have not made any material changes in the policy we use to establish our location closing liability during the past three fiscal years.
We believe there is a reasonably possible likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability that are outside of our control and we may be exposed to losses or gains that could be material.
A 10% change in our location closing liability at February 1, 2011, would have affected net earnings by less than $0.1 million in fiscal 2010.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Acquisitions—Purchase Price Allocation

In accordance with accounting for business acquisitions, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded to goodwill, which is assigned to reporting units.
Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities.
Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.
We typically engage an independent valuation firm to assist in estimating the fair value of significant assets and liabilities of acquired businesses.
The total amount of goodwill arising from an acquisition may be assigned to one or more reporting units in situations where the acquired business consists of specialty mattress retail operations in multiple metropolitan markets or when other reporting units are expected to benefit from synergies of the combination. The method of assigning goodwill to reporting units is reasonable and supportable and applied in a consistent manner and may involve estimates and assumptions.
We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair values of acquired assets and liabilities for those acquisitions completed in fiscal 2010. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.
The amounts of goodwill assigned to reporting units may give rise to goodwill impairment charges in future periods based upon the operating results of the reporting units relative to other reporting units and the resulting effect on the allocation of enterprise value to reporting units for goodwill impairment testing.

Product Warranties

We provide a 10-year non-prorated manufacturer service warranty and an additional five-year extended warranty on certain products. The customer is not charged a fee for warranty coverage and we are financially responsible for the basic and extended warranties on these products.
We accrue for the estimated cost of warranty coverage at the time the sale is recognized.
In estimating the liability for product warranties, we consider the impact of recoverable salvage value on the product received back under warranty. Based upon our historical warranty claims experience, as well as recent trends that might suggest that past experience may differ from future claims, we periodically review and adjust, if necessary, the liability for product warranties.
If our actual claims during the period are materially different than our provision for warranty claims, our results could be materially and adversely affected.
During the past three fiscal years we have not made any material changes to the methodology we use to establish our reserves for warranty claims. A 10% change in our provision for warranty claims at February 1, 2011, would have reduced our net earnings by approximately $0.2 million for fiscal 2010.
We do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to establish our provision for warranty claims. However, if actual warranty claims are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Income Taxes

Deferred tax assets and liabilities are reflected on the balance sheet for temporary differences between the amount of assets and liabilities for financial and tax reporting purposes that will reverse in subsequent years. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are estimated to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.
In estimating the value of our deferred tax assets and liabilities, we are required to make judgments about the tax rates expected to be in effect in the years in which those temporary differences are estimated to be realized or settled. In addition, we are also required to make estimates about the valuation allowances that we carry against our deferred tax assets in order to bring them to their net realizable value. Finally, our estimates of reserves related to potential tax exposures when it is more likely than not that a taxing authority will take a sustainable position that is contrary to ours requires significant judgment.
During fiscal 2008, we determined that it was more likely than not that 100% of the deferred tax benefit related to our net operating losses ("NOLs") would not be realized in future periods; as such, we recognized a valuation allowance to reduce the deferred tax asset to its net realizable value. As of February 1, 2011 the valuation allowance on our deferred tax assets was $38.0 million.

We do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to establish our deferred tax assets and liabilities.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Stock-Based Compensation

For all stock-based awards, we measure compensation cost at fair value on the date of grant and recognize compensation expense over the service period that the awards are expected to vest.
Stock-based awards granted to Company employees to date consist of equity ownership units of Mattress Holdings, LLC ("Class B Units") that may be issued to employees of the Company for future services and will remain outstanding until the date that Mattress Holdings, LLC is ultimately dissolved, except for Class B Units that are forfeited. There is no stated limit on the number of Class B Units that may be issued. Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the relevant grant date of the Class B Units.

Each Class B Unit grant is comprised of four tranches with separate vesting criteria. The B-1 tranche comprises 40% of the total units granted and vests over five years in 20% increments on each grant's anniversary date. Any unvested portion of the B-1 tranche fully vests immediately prior to the earlier of a change of control or the completion of an initial public offering. The B-2 tranche, which comprises 40% of the total units granted, and the B-3 and B-4 tranches, each of which comprises 10% of the total units granted, vest in their entirety upon the earlier of a change of control or the expiration of lock-up agreements entered into by J.W. Childs and its affiliates ("Lock-up Agreements") in connection with an initial public offering (such change of control or initial public offering, a "Liquidity Event") if the return on investment to JWC Mattress Holdings, LLC meets or exceeds established thresholds. Holders of Class B Units that are employees of the Company are subject to forfeiture of all or a portion of Class B Units upon termination of employment.
As a private company, the method of estimating the fair value of stock-based awards at the grant date and the period over which compensation expense is recognized involves significant estimates.
The method used by the Company to estimate the fair value of Class B Unit grants is based upon a two-step process as of the date of each award. The first step involves valuation of the Company and the related after-debt value attributable to the equity owners. The Company's fair value for grants of Class B Unit awards has been based upon a composite of values determined by a market approach, using both market multiple and comparable transaction methodologies, and a discounted cash flow methodology. The second step to valuing Class B Units involves the allocation of the total equity value determined on each grant date among the Class B Units and other equity holders using a probability weighted expected return methodology. Under this method, the allocation of equity value to Class B Units is determined for a number of possible outcomes, with each outcome weighted based upon management's estimate of the likelihood of such outcome. The outcomes considered were: (1) ongoing operations without a Liquidity Event, (2) Liquidity Event resulting from a merger or sale to another party, (3) Liquidity Event resulting from an initial public offering of the Company's common stock and (4) a distressed sale.

The fair value of the Class B Unit awards, net of estimated forfeitures, is recognized as expense over a term that is based upon the timing and weighting of the expected outcomes derived from the fair value calculation.
We have not made any material changes in the policy we use to estimate the fair value of stock-based awards and the period over which compensation expense is recognized.
The amount of compensation expense that is recognized over the service period involves estimates of the number of employees who will forfeit their stock-based awards before vesting occurs. Cumulative effect adjustments to compensation expense are recognized at the time that the estimates of employee forfeitures are revised. Compensation expense recorded during fiscal 2010 included the effect of forfeitures that occurred during fiscal 2010 that were in excess of previous estimates and which resulted in the reversal of previously recognized expense in the amount of approximately $575,000.

Determination of the Fair Value of Class B Units on Grant Date

        Mattress Holdings, LLC, the sole stockholder of the Company, established Class B equity ownership units on January 18, 2007, which may be issued to employees of the Company providing services to or for the benefit of Mattress Holdings, LLC at the discretion of its Board of Managers. Mattress Holdings, LLC has no assets other than its investment in common stock of the Company. The Company has not itself granted any equity awards, but expects to make initial equity awards under the Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan following the completion of this offering. The Class B Units have been granted under the terms of the Mattress Holdings, LLC Second Amended and Restated Limited Liability Company Agreement and are administered by the Board of Managers of Mattress Holdings, LLC. Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the relevant grant date of the Class B Units. After the consummation of this offering, the determination of the distribution to all unit owners in Mattress Holdings, LLC, including owners of Class B Units, will be made after the expiration of the lock-up agreements described under "Shares Eligible for Future Sale" and will result in the distribution of a pro rata portion of the shares of common stock of the Company held by Mattress Holdings, LLC to each of its units owners in accordance with its organizational documents. Such distribution will not be dilutive to the investors in this offering. Mattress Holdings, LLC does not intend to issue additional Class B Units subsequent to the consummation of this offering.

        For Class B Units that have been issued, the Company measures compensation cost at fair value on the date of issuance and recognizes compensation expense in the Company's results of operations over the service period that the Class B Units are expected to vest. As a private company with no public market for the equity securities prior to the completion of this offering, the Company determined the fair value using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," or the "Practice Aid." The method used by the Company to estimate the fair value of Class B Unit grants is based upon a two-step process as of the date of each issuance, as prescribed in the Practice Aid and as further described in "Critical Accounting Policies and Use of Estimate." The steps of the process involve (1) an estimate of the total equity value of the Company and (2) the allocation of equity value among the various classes of equity units, including Class B Units, using a probability weighted expected return methodology. Within this contemporaneous valuation, a range of factors, assumptions and methodologies were used. The significant factors included:

  •
  The Company's historical operating results, including the growth of revenue and the prospects of its business;

  •
  Valuations of comparable public companies;

  •
  The lack of a public market for the Company's equity instruments;

  •
  The likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of its business; and

  •
  The condition of and outlook for the mattress industry.

        The majority of Class B Units were issued to employees in connection with the Company's acquisition of Mattress Holding on January 18, 2007. Additional Class B Units have been issued from time to time primarily to new employees and to employees who have been promoted into roles with greater responsibilities. The estimated fair value of Class B Units issued in connection with the January 18, 2007 transaction was higher than estimated fair values of issuances that have occurred thereafter primarily as a result of (a) a decline in the enterprise value estimates of the Company that occurred due to declining performance and declining values of comparable businesses during the recession in 2008 and 2009, and (b) an increase in the amount of outstanding debt primarily from the issuance of PIK Notes and interest paid in kind by adding the interest to the outstanding balance of debt related to the 2009 Loan Facility and PIK Notes. Class B Units in the amount of 1,962,190 units were issued in connection with the January 18, 2007 transaction and during fiscal 2007 at an estimated weighted average fair value of $1.48 per unit and with an estimated service period that ranged from 1.8 to 2.0 years. Class B Units in the amount of 25,000 units were issued during fiscal 2008 at an estimated fair value of zero, with such value being the result of the Company's declining performance, the reductions in valuations of comparable public companies and an increase in the Company's outstanding debt. Class B Units in the amount of 567,867 units were issued during fiscal 2009 at an estimated weighted average fair value of $0.24 and an estimated service period of 2.9 years. Class B Units in the amount of 473,197 units were issued during fiscal 2010 at an estimated weighted average fair value of $0.23 and an estimated service period of 2.5 years.

        The significant factors contributing to the increase in estimated fair value per unit of Class B Units issued during fiscal 2009 and 2010 include the following:

  •
  Improved general economic conditions;

  •
  Continued growth of revenue and improved operating results;

  •
  Ongoing expansion of the Company's business and operations;

  •
  The Company's expectation for ongoing improvement of financial performance; and

  •
  Improved condition of and outlook for the mattress industry.

        The amount of compensation expense (benefit) recognized related to Class B Units, including estimated and actual forfeitures of unvested awards, was $1.3 million, approximately $84,000 and approximately ($515,000) during fiscal 2008, fiscal 2009 and fiscal 2010, respectively. The higher amount of expense in fiscal 2008 was the result of the Class B Units issued primarily in connection with the January 18, 2007 transaction. Compensation expense recorded during fiscal 2010 included the effect of forfeitures of unvested awards that occurred during fiscal 2010 that were in excess of previous estimates and which resulted in the reversal of previously recognized expense in the amount of approximately $575,000. As of February 1, 2011, there was approximately $144,000 of total unrecognized compensation costs related to Class B Units that will be recognized as expense over a remaining weighted average period of 2.2 years or upon a change of control or initial public offering, if such an event occurs sooner.

        The second step to valuing Class B Units involves the allocation of the total equity value determined on each issuance date among the Class B Units and other equity holders using a probability weighted expected return methodology as prescribed in the Practice Aid. Under this method, the allocation of equity value to Class B Units is determined for a number of possible outcomes, with each outcome weighted based upon management's estimate of the likelihood of such outcome. With respect to the 473,197 Class B Units issued on October 21, 2010, the second step resulted in the assignment of a probability to a liquidity event resulting from an initial public offering of the Company's common stock on an assumed date of January 31, 2012. The resulting estimated fair value of the Company's common stock for an initial public offering outcome, after applying discounts for timing, lack of marketability and an initial public offering discount, was estimated to be $4.46 per share on October 21, 2010, after giving effect to a 227,058-for-one stock split effected on November 3, 2011 resulting in 22,399,952 shares of common stock outstanding prior to the consummation of this offering.

        The assumed initial public offering price of $18.00 per share, the midpoint of the price range set forth on the cover of this prospectus, represents an increase of $13.54, or approximately 303.6%, compared to the estimated fair value of the common stock derived from the valuation of Class B Units issued on October 21, 2010. The increase was primarily the result of the following factors:

  •
  The Company experienced significant growth in net sales and operating results (as measured by Adjusted EBITDA) during the twenty-six weeks ended August 2, 2011, as compared with the comparable prior year period. During the twenty-six weeks ended August 2, 2011, net sales increased 40.6% and Adjusted EBITDA increased 42.1% over the comparable prior year period. The increase in net sales and Adjusted EBITDA results during the twenty-six weeks ended August 2, 2011 over the comparable prior year period are attributable to significant improvements in (1) comparable-store sales, which increased 19.2% primarily as a result of an increase in the number of customer transactions, and (2) incremental sales of $53.8 million attributable to an increase in the number of stores in operation that has resulted from new store openings and acquisitions of existing stores. The Company expects to continue opening new stores, with 100 new stores planned for opening during fiscal 2011, of which 40 new stores have opened during the twenty-six weeks ended August 2, 2011. The improvement in the Company's results has also been positively influenced by the improved condition of and outlook of the mattress industry, although the effects cannot be precisely quantified. Following the 2008 - 2009 recession, U.S. wholesale dollar sales increased 4.1% during 2010 compared to the prior year and, according to information published in May 2011 by ISPA, the industry is expected to grow 6.2% in 2011 and 4.0% in 2012. These factors have resulted in a significant increase in the Company's enterprise value in the valuation in support of the assumed public offering price. Furthermore, the Company's net indebtedness level, which represents debt less cash and cash equivalents, has been reduced between the dates of the October 21, 2010 valuation and the valuation in support of the assumed public offering price as a result of the recent improvement in the Company's results of operations and resulting operating cash flows. The Company's debt and cash balances were $403.5 million and $29.7 million, respectively, at August 2, 2011, resulting in net indebtedness of $373.8 million, as compared with debt and cash balances of $398.7 million and $4.4 million, respectively, at February 1, 2011, resulting in net indebtedness of $394.3 million. As a result, the improvement in the Company's equity value includes both the increase in enterprise value and reduction in net indebtedness. We estimate that the combination of the effects explained herein supports approximately 67% of the $13.54 increase in the Company's value per common share.

  •
  The valuation to estimate the Company's equity value at October 21, 2010 for the purpose of estimating the value of Class B units was based upon the assumption that an initial public offering scenario would occur in January 2012 and, therefore, the estimated future equity value derived from the valuation was discounted to the October 21, 2010 valuation date using an estimated cost of equity discount rate of approximately 31%. The removal of this discount in determining the initial public offering price comprised approximately 22% of the $13.54 increase in the Company's value per common share.

  •
  The valuation to estimate the Company's equity value at October 21, 2010 for the purpose of estimating the value of Class B units included a discount for the lack of marketability of the Company's common stock as a private entity. The removal of this discount in determining the initial public offering price comprised approximately 11% of the $13.54 increase in the Company's value per common share.

Seasonality

        Our business is subject to seasonal fluctuations and we generally have experienced more sales and a greater portion of income during the second and third quarters of our fiscal year due to a concentration of summer season holidays, including Memorial Day, the Fourth of July and Labor Day and other seasonal factors. We expect this trend to continue for the foreseeable future.

Summary Disclosures about Contractual Obligations and Commercial Commitments

        The following summarizes certain of our contractual obligations at February 1, 2011, as adjusted to give effect to the elimination of certain contractual obligations in connection with this offering, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Thereafter	Total
	(in thousands)
Long-term debt, including principal and interest(1)(2)	$12,799	$12,131	$232,160	$175	$1,821	$—	$259,086
Operating leases(3)	68,576	61,497	50,763	39,946	28,222	40,062	289,066
Management fees(4)	1,283	—	—	—	—	—	1,283
Reserves for uncertain tax positions(5)	—	—	—	—	—	—	369
Acquisition contingent payment obligation(6)	1,980	—	—	—	—	—	1,980
Letters of credit(7)	25	—	25	—	25	175	250

Total	$84,663	$73,628	$282,948	$40,121	$30,068	$40,237	$552,034

(1)
Gives effect to (i) the repayment of the 2009 Loan Facility with proceeds from this offering, as described in "Use of Proceeds"; and (ii) the conversion of the Convertible Notes and the conversion or repayment of the PIK Notes, as described in "—Liquidity and Capital Resources—Debt Structure and Effect of Proposed Offering" in connection with the offering. The table below provides supplementary information of the historical long-term debt obligations at February 1, 2011 that have been excluded in the table above, giving effect to the issuance of the Convertible Notes on July 19, 2011 in the principal amount of $40.2 million and the voluntary prepayment of the 2009 Loan Facility on July 19, 2011 in the amount of $40.0 million:

	Payments Due by Period
	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Thereafter	Total
	(in thousands)
Long-term debt, including principal and interest	$—	$30,092	$8,964	$146,708	$33,151	$70,271	$289,186
(2)
Future contractual obligations on the 2007 Senior Credit Facility reflect the Company's current interest rate, which is based on LIBOR plus 2.25%.

(3)
Does not include certain other expenses required to be paid by the Company under such operating leases, comprised primarily of the Company's proportionate share of common area maintenance, property taxes and insurance. Such other expenses have typically amounted to approximately 25% of the base rent expense during recent fiscal years.

(4)
Represents management fees and interest thereon, as well as a termination fee, payable to J.W. Childs. We expect to terminate the management agreement upon the consummation of this offering and our payment of $1.3 million (consisting of accrued management fees and interest thereon of $0.9 million as of February 1, 2011 and a termination fee of $0.4 million), which we expect will be paid from the proceeds of this offering.

(5)
Because our reserves for uncertain tax positions are based on potential exposures when it is considered more likely than not that a taxing authority may take a sustainable position on a matter contrary to our position, we cannot determine what date, if at all, the reserve will result in an obligation that must be settled.

(6)
Represents a contingent payment obligation relating to our acquisition of Peak Management, LLC, a former Mattress Firm franchisee, that was completed on October 15, 2010. The contingent payment ranges from zero to $2.0 million based on sales results during the 12-month period ending November 30, 2011, and is payable no later than December 31, 2011.

(7)
We have outstanding letters of credit at February 1, 2011, which expire at varying times through 2017, including $0.8 million that are subject to automatic renewal for an additional one-year period on the anniversary date of the agreement, unless we receive notice from the counterparty that the letter of credit agreement has been terminated at least 30 days prior to the automatic renewal date.

Off-Balance Sheet Arrangements

        Except for guarantees that we have provided with respect to one real estate lease of a franchisee, we do not have any "off-balance sheet arrangements" (as such term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Information regarding guarantees provided with respect to certain real estate leases of franchisees is discussed under "—Liquidity and Capital Resources."

Recent Accounting Pronouncements

        In December 2010, the Financial Accounting Standards Board, or "FASB," issued new guidance that modifies Step 1 of the impairment test for goodwill for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In evaluating whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The Company adopted the provisions of this new guidance on February 2, 2011, which did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In December 2010, the FASB issued new guidance regarding the disclosure requirements related to supplementary pro forma financial information about business combinations. For entities that enter into business combinations that are material, either individually or in the aggregate, the revised guidance requires that public entities disclose the revenue and earnings of the combined entity as if the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2010, and early adoption is permitted. The Company adopted the provisions of the new guidance on February 2, 2011 and the adoption of this standard may result in additional disclosures, but it did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In May 2011, the FASB issued new guidance regarding fair value measurements to ensure consistency between U.S. GAAP and International Financial Reporting Standards. The new guidance applies to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity's stockholders' equity in the financial statements. The new guidance applies prospectively effective during periods beginning after December 15, 2011. Early application is not permitted. The new guidance may require additional disclosures, but we do not believe it will have a material impact on the Company's financial position, results of operations, or cash flows.

        In June 2011, the FASB issued new guidance to increase the prominence of other comprehensive income in financial statements. This guidance provides the option to present the components of net income and comprehensive income in either one single statement or in two consecutive statements reporting net income and other comprehensive income. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe adoption of this standard will have a significant impact on the consolidated financial statements.

        In September 2011, the FASB issued new guidance for the testing of goodwill impairment. This guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test currently required under U.S. GAAP by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We are still evaluating the impact that the adoption of this standard will have on accounting policies as they relate to goodwill impairment testing in future periods.

Quantitative And Qualitative Disclosures About Market Risk

        Interest Rate Risk.    Our earnings are affected by changes in interest rates due to the impact those changes have on our interest expense on borrowings under the 2007 Senior Credit Facility with interest rates that vary in direct relationship to changes in the prime interest rate or LIBOR. Our floating rate indebtedness was approximately $230.7 million and $229.7 million at August 3, 2010 and August 2, 2011, respectively. All of our floating rate debt outstanding at August 2, 2011 originated with the term loan portion of our 2007 Senior Credit Facility. If short-term floating interest rates increased by 100 basis points during fiscal 2010, our interest expense would have increased by approximately $2.3 million during that year. This amount is determined by considering the impact of the hypothetical change in interest rates on our average amount of floating rate indebtedness outstanding and cash equivalent balances for fiscal 2010.

        Impact of Inflation.    We believe that inflation has not had a material impact on our results of operations for any year during the three-year period ended February 1, 2011. We cannot be sure that inflation will not have an adverse impact on our operating results or financial condition in future periods.

 BUSINESS

Our Company

        We are a leading specialty retailer of mattresses and related products and accessories in the United States. As of November 1, 2011, we and our franchisees operated 640 and 117 stores, respectively, primarily under the Mattress Firm name, in 64 markets across 25 states. In 2010, we ranked first among the top 100 U.S. furniture stores for both growth in store count and percentage increase in sales and second in total sales among specialty retailers according to Furniture Today. Additionally, based on our analysis of information published in Furniture Today and Company data, we believe we have the largest geographic footprint in the United States among multi-brand mattress specialty retailers. We believe that in our markets Mattress Firm is a highly recognized brand and known for its broad selection, superior service, and compelling value proposition. Based on our analysis of public store information for our competitors and our Company data, we believe 75% of our company-operated stores are located in markets in which we had the number one market share position as of November 1, 2011. Since our founding in 1986 in Houston, Texas, we have expanded our operations across four time zones, with the goal of becoming the premier national mattress specialty retailer.

        We believe our destination retail format provides our customers with a convenient, distinctive and enjoyable shopping experience. Key highlights that make us a preferred destination and that differentiate our brand and services include our:

  •
  extensive product selection;

  •
  contemporary, easy-to-navigate store design utilizing our unique Comfort by Color merchandising approach that organizes mattresses by comfort style;

  •
  price and comfort satisfaction guarantees;

  •
  superior customer service by our well-trained and commissioned sales associates;

  •
  Mattress Firm Red Carpet Delivery Service, which includes a three-hour delivery window; and

  •
  highly visible and convenient store locations.

        Our stores carry both a broad assortment of leading national mattress brands and our exclusive brands. With a wide range of styles, sizes, price points and unique features, we provide our customers with their choice of traditional mattresses, including Sealy and Simmons, as well as specialty mattresses, such as Tempur-Pedic, for which we are a leading retailer, and Serta's iComfort Sleep System products. In addition to our broad mattress selection, we offer a variety of bedding-related products and accessories.

        We have a proven track record of growth and acquiring and integrating companies. From January 30, 2008 to February 1, 2011, we grew our net sales as well as Adjusted EBITDA at compound annual rates of 6.8% and 19.2%, respectively, while significantly investing in our corporate infrastructure to support further expansion. In fiscal 2010, we generated net sales, Adjusted EBITDA and net income of $494.1 million, $57.1 million and $0.3 million, respectively. For the twenty-six weeks ended August 2, 2011, we generated net sales, Adjusted EBITDA, and net income of $331.8 million, $34.7 million and $4.7 million, respectively. Through November 1, 2011, we achieved 24 consecutive months of positive comparable-store sales growth. From January 30, 2008 to November 1, 2011, we opened 297 new stores, which includes 38 stores added through acquisitions, demonstrating our strong track record of acquiring and integrating companies. As a result of the fragmented nature of the specialty retail mattress industry, we believe we have a compelling opportunity to further penetrate the sector and continue profitable growth into the future.

Our Industry

Overall Market

        We operate in the U.S. mattress retail market, in which net sales amounted to $11.6 billion in 2010. The market is highly fragmented, with no single retailer holding more than a 7% market share and the top eight participants accounting for approximately one quarter of the total market. According to Furniture Today, in 2008, mattress specialty retailers had a market share in excess of 40%, which represented the largest share of the market, having more than doubled their share over the past 15 years.

        Going forward, we believe that the U.S. mattress retail market will benefit from a number of factors, including improvements in the national economy and the pent-up demand for mattresses and related products. Following the past three recessions (1981-1982, 1990-1991, 2001-2002), the market rebounded 24%, 16% and 21%, respectively, during the two-year period following the recession as consumers who had postponed purchases of mattress products returned to the market. Following the 2008-2009 recession, U.S. wholesale unit sales and dollar sales increased 6.2% and 4.1%, respectively, during 2010 compared to the prior year, which we believe evidences the continuation of this trend. According to the information published in October 2011 by ISPA, the industry is expected to grow 6.2% in 2011 and 4.0% in 2012.

        We also believe that several trends support the positive outlook for long-term growth of the U.S. mattress retail market:

  •
  First, consumers have shown an increasing willingness to spend more money on mattresses and related products that are of a higher quality and provide extra comfort to achieve a better night's sleep. The average price for a mattress at wholesale has increased from $92 in 1990 to $239 in 2010, representing an average annual growth rate of 5%. This increasing price point trend is primarily the result of: (1) an industry shift towards specialty mattresses, such as foam and air mattresses, which were sold at wholesale for an average of $537 per mattress in 2010 compared to $201 for a traditional innerspring mattress, (2) consumers desiring more expensive innerspring mattresses that have enhanced technology and comfort features, and (3) an increase in the sale of queen- and king-size mattresses as a percentage of total mattress units sold.

  •
  Second, there have been recent technological improvements made to mattresses that are leading people to replace their old mattresses. We believe Mattress Firm is at the forefront of these technological changes. For example, we recently launched YuMe, our exclusive, proprietary, temperature-controlled mattress that uses ambient air to heat and cool the mattress surface.

  •
  Third, as "baby boomers" (which refers in this prospectus to people born between 1946 to 1964) age and begin to spend the income that they have saved during their time in the workforce, it is our belief that they will spend a disproportionate amount compared to the overall population on products that improve their comfort—for example, premium mattresses and related products.

Distribution Channels

        Wholesale.    The U.S. wholesale mattress industry, which includes mattresses and their supporting box springs (also referred to as foundations), as tracked by ISPA, was a $5.9 billion market in 2010. The U.S. wholesale mattress segment (which excludes foundations) accounted for $4.6 billion of the total and has grown at an average annual rate of 5.8% since 1990. The mattress segment has historically experienced stable growth, as 2008-2009 was the only period in over 30 years during which the segment experienced a multi-year decline in mattress sales, as wholesale mattress sales dropped from $5.3 billion in 2007 to $4.6 billion in 2010.

        Retail.    The U.S. retail mattress market is made up primarily of mattress specialty retailers, furniture retailers and department stores. Retailers compete based on product selection, customer experience and service, price, store location and brand recognition.

  •
  Mattress Specialty Retailers focus primarily on mattresses and related products and accessories and typically have a broader product selection and quicker availability as compared to other mattress retail channels. Consumers have shown a preference to purchase their mattresses in this channel due to the broad merchandise assortment and higher quality service they receive. As a result, this channel has gained considerable market share relative to traditional furniture stores and department stores, having experienced a market share increase from 19% in 1993 to 43% in 2010, the most recent period for which data is available.

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  Traditional Furniture Stores typically dedicate a majority of their retail floor space to home furnishings other than mattresses. While this channel comprised the majority of the U.S. mattress retail industry prior to 1993, it has lost significant market share since that time, decreasing from 56% in 1993 to 38% in 2010.

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  Department Stores include many of the larger national chains selling a variety of products from clothing to home furnishings. Like traditional furniture stores, department stores have lost market share in the mattress category, decreasing from 11% in 1993 to 5% in 2010.

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  Other distributors of mattress products, many of which only carry a limited selection, include big box retailers, warehouse clubs, catalogs, telemarketing, direct marketing, the internet, discount department stores, furniture rental stores and factory direct operators. We believe that these channels often carry more commoditized, lower priced products. While the constituents within this category have shifted somewhat since 1993, their aggregate market share has remained relatively constant at 14%.

Brand Overview

        There are nearly 500 manufacturers in the bedding industry, with the four largest manufacturers, Sealy, Serta, Simmons and Tempur-Pedic, representing approximately 59% of the dollar value of the mattress market in 2009 and the 15 largest manufacturers accounting for approximately 81% during the same period. In general, the bedding industry has faced little competition from imported products as a result of the short lead times required by mattress retailers, high shipping costs and relatively low direct labor expenses in mattress manufacturing. Manufacturers sell traditional innerspring products and specialty products across a wide range of styles, sizes, price points and technologies. While conventional mattresses still accounted for approximately 75% of total bedding sales in the United States in 2010, in recent years, specialty mattresses, which use foam and air technology, have grown at a much faster rate than the industry as a whole. In 2009, specialty bedding producers Tempur-Pedic and Select Comfort combined to account for an approximate 12.2% market share. As new research emerged showing the link between proper sleep and good health, Mattress Firm responded to the growing demand for specialty mattresses by expanding its product selection to include memory foam mattress sets such as Tempur-Pedic products, and mattresses that allow an individual to personalize the comfort characteristics of the sleep surface.

Merchandising

        We believe our destination store retail concept provides our customers with a distinctive shopping experience, by offering an extensive assortment of mattresses and bedding-related products, featuring the best known national brands, a strong value proposition and superior service in a conveniently located, comfortable store environment.

Products

        We carry over 95 different models and styles of conventional and specialty mattresses and bedding-related products across a wide range of price points. We focus on the best-known national brands but also offer our customers our Hampton & Rhodes private label mattresses and have recently introduced YuMe, our exclusive, proprietary brand. Because of our strong relationships with our key suppliers, we are able to offer our customers many exclusive products, which are available only to us in our markets which also adds to our competitive differentiation. Periodically, we also carry limited quantities of special/opportunistic buys and our SuperCenter stores carry additional special buys as well as refurbished and marked-down merchandise. All of our mattresses are manufactured in the United States, and certain bedding-related furniture products are sourced from Asia.

        Conventional Mattresses.    Conventional mattresses, such as those of Sealy (including Sealy Posturepedic and Stearns & Foster) and Simmons (including Simmons Beautyrest), utilize steel-coil innersprings to provide comfort and support. These conventional mattresses represented approximately 75% of bedding industry sales in the United States and approximately 60% of our total sales in fiscal 2010. In addition to these national brands, we also offer our Hampton & Rhodes private label mattresses to provide our customers a greater choice of values among conventional mattresses and, as noted above, have recently introduced YuMe, our exclusive, proprietary brand.

        Specialty Mattresses.    In recent years, specialty mattresses, such as those manufactured by Tempur-Pedic and Select Comfort, which utilize materials other than steel-coil innersprings to provide comfort and support, have grown at a much faster rate than the industry as a whole. Specialty mattresses represented approximately 30% of our total sales in fiscal 2010. In response to this industry trend, we are expanding our assortment in the following categories:

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  Viscoelastic Foam Mattresses.  Viscoelastic foam, also referred to as memory foam or polyurethane foam, features a high-density, temperature sensitive foam core that reduces pressure points and tossing and turning by contouring to one's body. Tempur-Pedic introduced viscoelastic beds in the United States in 1992 and is the leader in the United States market for viscoelastic foam mattresses.

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  YuMe Sleep System.  We have recently introduced a revolutionary sleep system made of foam produced from coconut oil, utilizing a proprietary technology that uses ambient air to heat and cool the mattress surface to help individuals sleep better and more comfortably.

        Furniture and Accessories.    As one of our merchandising initiatives, we are in the process of introducing new headboards and footboards, which complement our current bedding products. We plan to offer an assortment of these products in most of our markets primarily to attract additional customer traffic. In addition, all of our stores also carry an assortment of bedding-related accessories, including bed frames, mattress pads and pillows. Bedding-related products and accessories represented approximately 7% of our total sales from company-operated stores in fiscal 2010.

Pricing Strategy

        Our strong price and value proposition is a critical element of our merchandise strategy. We strive to provide customers the best possible value in our markets, supported by event driven print, radio and television advertising and promotions, and offer our customers a low price guarantee whereby we will beat our competitor's price on a comparable sleep set by 10% and refund the customer the difference at any time within 100 days after purchase. In addition, we supplement our regular merchandise line-up with special buys and refurbished and clearance products at our Mattress Firm SuperCenter stores to reinforce our value proposition and strong price image by offering a wide range of price points from promotional products (such as a $48 twin-size mattress) to premium products (such as an $8,100 king-size set).

Customer Service

        We enhance our customers' shopping experience with a superior level of service. Our sales associates are well trained in our products and unique comfort testing process, and empowered to satisfy our customers' comfort, value and service requirements consistent with established company guidelines. Their goal is to simplify the buying process and narrow customer choices to the one that meets his or her comfort and price needs. They are also trained to explain our comfort satisfaction and price guarantees as well as our third party deferred financing programs and product warranties. We clearly price all of our merchandise and provide our customers with a clear and concise product and pricing guide.

        After-sale service represents an important part of our overall customer service offering. We believe our Mattress Firm Red Carpet Delivery Service, under which we provide same day delivery service approximately one quarter of the time, is distinctive in the industry. We also provide our customers with comfort satisfaction and price guarantees, and a manufacturer's warranty for product defects.

Store Design and Layout

        We utilize two store prototypes: our traditional store format, which averages approximately 4,300 square feet, and our larger SuperCenter store format which averages approximately 6,300 square feet. As of November 1, 2011, we had 471 stores in our traditional store format and 169 stores in our SuperCenter store format. Our traditional stores are bright and open and have a warm, contemporary feel. We use wood, ceramic tile and carpet flooring and natural wood fixtures and shutters to create a comfortable, home-like look and feel. They feature a Value Center display area that efficiently conveys a broad assortment of value priced/promotional conventional bedding. In total, we offer over 95 different models and styles of conventional and specialty mattresses and bedding-related products across a wide range of price points in our stores conveying category dominance to our customers.

        Our SuperCenter stores incorporate all of the design elements of our traditional stores and also have a specially merchandised warehouse rack area to display our clearance, overstock and returned products. The warehouse rack merchandise display and signage reinforce our value proposition for customers.

        To enhance our customer in-store experience, our stores are designed to be comfortable and easy-to-shop with our proprietary Comfort by Color shopping program. With Comfort by Color, customers have the opportunity to determine the physical comfort that is best for them by comparing the feel of samples for all four different surface comfort options (Firm, Plush, Pillow-top, and Contoured) in our Comfort Comparison Center. Each comfort style is assigned a particular color in our stores (Yellow, Orange, Red, or Green), as denoted through bright and colorful pillows and foot protectors on all mattresses. Once customers have "found their comfort," they simply then "follow their color," by focusing the balance of their selection time on mattresses that fall into one of the particular color-coded comfort options. Comfort by Color simplifies shopping for customers and makes it easier to train new associates on the store layout.

        Our interior and exterior signage is an important element of our store design and selling strategy. We utilize bright banners, signs and lifestyle photographs to highlight the important features of each of our products as well as promotional pricing information. We display light boxes, neon signs, and professionally designed promotional posters in our windows to convey our national brand focus and value proposition. Through signage and other promotional materials, we can emphasize our strong relationship with the key mattress manufacturers we do business with.

Marketing and Advertising

        The primary objective of our marketing program is to drive traffic into Mattress Firm stores, with our brand promise of Save Money. Sleep Happy. With what we believe to be a strong market penetration model, we leverage our advertising spending on a cost-effective basis to build our market leadership position and brand awareness.

        Message.    Our marketing campaign has a three-prong approach to inform and educate customers as to why they should buy, why they should choose Mattress Firm and why they should buy now. Replace Every 8 is our key campaign message. We capture consumer interest and educate them on the recommended mattress replacement frequency for optimal health and comfort. Happiness Guarantee is Mattress Firm's differentiated offer to ensure customers are happy with their price, comfort and delivery. Promotional events featuring long term financing and All the best brands...All the best prices! offer compelling reasons for consumers to buy today.

        Media.    Historically, our advertising program consisted primarily of radio and television, with the balance being print. In early fiscal 2008, due to the economic recession, we altered our marketing in light of decreased consumer confidence and traffic trends. For cost effectiveness, we increased our print program and focused primarily on price with limited-time offers. In fiscal 2010 and 2011, we increased advertising spending which allowed us to shift our media mix to approximately two-thirds broadcast, designed to build greater recognition of the Mattress Firm brand, and emphasize what we believe to be our key competitive strengths. We have also increased our online search engine marketing and alternative media presence. The results have been positive with increased traffic, same store sales, market share and EBITDA.

        Alternative Media.    The primary objective of our social media strategy is to build awareness and engage interaction as the relevant source of information in our industry. We follow online conversations daily and develop engaging content to distribute via our Facebook, Twitter, Blog or YouTube sites. In addition, to expose Mattress Firm to additional potential consumers across existing markets and drive qualified, invested traffic, we have partnered with Groupon for their "deal of the day" specials. We have successfully targeted new consumers with no advertising costs to drive incremental sales.

        Analysis.    To ensure focused marketing, we have implemented a targeted market-level media and message program. To maximize the efficiencies and effectiveness of these efforts, we use ShopperTrak, a nationally recognized company that monitors store traffic patterns and sales, which we consider key performance indicators. As of November 1, 2011, we utilized ShopperTrak in approximately 76% of our company-operated stores. We believe that this is a critical component to understanding our advertising program, spotting trends, supporting market-level tests and increasing local market share.

Purchasing and Distribution

        Our merchandising team is responsible for all product selection, supplier negotiations, procurement, initial pricing determinations, product marketing plans and promotions, and coordination with local store and distribution center managers to implement our merchandise programs. Our merchandising team also regularly communicates with our field management and franchisees to monitor shifts in consumer preferences and market trends.

        We operate 29 distribution centers, supporting all of our company-operated stores. In substantially all of our markets, a single distribution center serves all of the stores in that market. Our four major suppliers ship mattresses to each of our distribution centers within 48 hours of order, up to five days per week. We replenish our distribution centers based on the rate of sales, promotions and predetermined stocking levels. Our merchandise is received, inspected and processed at our distribution centers and then delivered to our customers' homes or to our stores. Approximately one quarter of the time, we deliver to our customers' homes on a same-day basis, which we believe is a key competitive strength. In all but one of our markets, we contract for the delivery of merchandise to our customers; and in one market, we utilize our own fleet and delivery services.

Supply Agreements

        Sealy.    We are party to a 2009 product supply agreement with Sealy for the purchase of mattress and foundation products under the Sealy and Sealy Posturepedic brand names. The agreement will terminate upon the later of December 2015 and the time when the specified purchase target is met. The agreement sets forth various annual and quarterly volume-based rebates, advertising rebates and subsidies, discounts on the purchase of floor samples and new store opening funds and support, as well as various pricing and payment terms.

        In April 2009, we entered into a strategic merchandise supply agreement with Sealy, pursuant to which Sealy supplies us with certain core line products under the Stearns & Foster brand. This agreement has a three-year term. Under this agreement, if certain volume targets are met, Sealy will pay us a specified quarterly rebate. The agreement also obligates us to purchase and display a minimum number of Sealy products in our stores, specifies how floor samples should be displayed, and provides for advertising rebates and subsidies and returns credits.

        Simmons.    We are party to a 2010 dealer incentive agreement with Simmons that expires in June 2013. This agreement provides us with volume-based purchase incentives and rebates, point of purchase materials, discounts on the purchase of floor samples, direct reimbursement of sales and marketing expenses and new store opening funds. The agreement also covers certain pricing and payment terms as well as return and delivery policies.

        Tempur-Pedic.    We are party to a 2011 amended and restated retailer agreement with Tempur-Pedic that expires on December 31, 2011. The agreement governs our relationship with Tempur-Pedic and provides for a framework for marketing and business development programs, volume rebates and marketing assistance, as agreed to between us and Termpur-Pedic from time to time. The agreement also governs and restricts our use of Tempur-Pedic intellectual property in our advertising, promotions, website and digital marketing efforts.

Retail Store Operations

        The principal objective of our store operations program is to provide our guests with what we believe is a superior level of customer service by staffing our stores with knowledgeable and enthusiastic sales associates, and expertly training those associates to satisfy customers' needs while achieving store performance objectives.

        Field Management Organization and Store Staffing.    Our store operations are centralized, with corporate-level guidelines providing for chain-wide consistency, while still allowing store level flexibility to meet our customers' value and service requirements. As of November 1, 2011, we employed eight regional sales managers, 66 district managers and 143 area managers, who, in conjunction with our corporate recruiting and training department, are responsible for the hiring and training of store associates, assistant managers and store managers. Our training and communications programs are designed to ensure chain-wide consistency of merchandise presentation, communicate corporate information to stores and monitor sales and profit performance. In addition, our district and area managers are primarily responsible for developing store managers, assistant managers and sales associates for succession and career development purposes.

        Each store is staffed with one store manager and the appropriate number of associates, depending on the sales volume of the store. Store managers are responsible for maintaining visual merchandise presentations, ensuring the cleanliness and orderliness of the store and achieving store performance targets.

        Recruiting and Training.    We attempt to recruit sales associates and store managers who are highly motivated, goal oriented and who are seeking to take advantage of the career development opportunities we offer. Our recruitment portfolio includes an employee referral program, campus recruitment at select colleges and universities, and targeted recruiting in local markets of candidates who have relevant retail or consumer product experience. All of our sales associates attend our extensive internal training program, participate in product training sessions provided by vendors, and are enrolled in our online corporate university for extended learning and development opportunities. This training emphasizes product knowledge, selling skills, and store operations fundamentals. Our sales associates are trained to explain our comfort satisfaction and price guarantees as well as our third-party deferred financing programs and product warranties; they are also empowered to satisfy our customers' comfort, value and service requirements consistent with established company guidelines. Our corporate and field training function is responsible for developing and providing new-hire training, advanced training and in-store new product training, and ensuring the implementation of our store assessment program, which is conducted by an independent third party to measure and ensure the effectiveness and consistency of our selling process, in-store promotions, cleanliness and overall customer experience. The store assessment program also serves as an additional educational tool for our sales associates.

        We have developed a proprietary internal best-practice sharing video network for all associates called Project 180. Project 180 complements our training efforts by allowing associates to view and contribute to "how-to" videos posted by peer associates offering practical tips and best-practice considerations for particular product-related or general selling concepts. With an active library of approximately 500 videos, this informal social learning tool has quickly become a high-impact staple in our training portfolio.

        Compensation.    We believe that our store associate compensation system is competitive and designed to create an incentive and urgency to sell. In addition to a base salary drawn against commissions, our sales associates can earn incentive bonuses based on store performance. All of our field management (regional managers, district managers and distribution center managers) earn a base salary and are eligible for incentive bonuses based on certain individual performance criteria.

Franchise Operations

        As of November 1, 2011, our 12 franchisees operated 117 stores in 25 markets. In fiscal 2010 and the twenty-six weeks ended August 2, 2011, we received $3.2 million and $2.1 million, respectively, in franchise fees and royalty income from our franchisees. We grant franchises by territory, and have granted more than one franchise territory to some of our franchisees. Although we have franchises in the Denver, Colorado and Milwaukee, Wisconsin markets, most of our current franchises are located in markets with a population of less than 1.5 million people. We believe we are diligent in our selection of our franchisees, putting them through multiple vetting processes to ensure they are capable of operating the business at a high level.

        Our outstanding franchise agreements typically give franchisees the exclusive right to operate Mattress Firm stores in a specified territory for a 20 or 30 year term and are renewable at the option of the franchisee for an additional 5- to 10-year period, subject to certain conditions. The franchisees are required to pay an initial fee each time they open a store. In addition, the franchisees also pay us royalties based on gross sales. The agreements require franchisees to operate their businesses in accordance with our standard operating procedures, including specifications for the appearance, floor plans, signage, fixtures, displays, staffing and operations of stores. The agreements also require franchisees to provide us with quarterly profit and loss statements, so we can monitor their ongoing performance and proactively identify any trouble areas, and give us the right to inspect and audit their books and records at any time during business hours. During the term of the franchise agreement and, subject to certain geographic limitations, for three years thereafter, franchisees may not operate, directly or indirectly, any other business selling bedding products or furniture. In exchange, we provide franchisees with our standard operations manual, sales training, print advertising materials, and assistance in selecting store sites. We also have a right of first refusal on the sale of each franchise and/or its equipment and inventory.

Retail Stores and Markets

Site Selection

        Our site selection strategy is to select or develop premium locations, which maximize our sales per store. We select geographic markets and store sites on the basis of demographics, quality of neighboring tenants, store visibility and signage opportunities, accessibility and lease economics. Key demographics include population density, household income and growth rates. We also utilize relative market share analyses to determine the likelihood of becoming the market leader in each market we serve within a certain period of time.

        Our internal real estate group identifies opportunities for new and relocated stores with the involvement of our senior executives. We also contract with third party real estate brokers in each of our markets to identify sites and negotiate lease details. We prefer to develop freestanding units located in high traffic power centers with major retailers, such as Target, or other specialty and home furnishings retailers, such as Bed Bath & Beyond, Best Buy, Costco, Dick's Sporting Goods, The Home Depot and Whole Foods. If a free-standing unit or site is unavailable, we prefer to locate our in-line stores on the end of the strip center for greater visibility.

Hours

        Our stores are open 362 days a year, seven days a week, generally from 10:00 a.m. to 8:00 p.m. Monday through Friday, 10:00 a.m. to 8:00 p.m. on Saturday and 12:00 p.m. to 6:00 p.m. on Sunday.

Seasonality

        Our business is subject to seasonal fluctuation, with the highest sales activity normally occurring during the second and third quarters of our fiscal year.

Properties

        Our corporate headquarters are located in Houston, Texas and adjoin one of our Mattress Firm SuperCenter stores. We lease all but one of our company-operated stores, which are located in 20 states, including Texas, Florida, Georgia, North Carolina and Virginia. Initial lease terms are generally for five to ten years, and most leases contain multiple five-year renewal options and rent escalation provisions. We have historically been able to renew or extend leases for our company-operated stores. Our franchisees also lease their own space.

        We also lease all the distribution centers that serve our company-operated stores, generally subject to five-year leases, most of which contain renewal options ranging from two to ten years. As we expand our operations, we may need to find additional distribution center locations. We believe that we would not have any difficulty replacing these facilities if we were required to do so. The following table illustrates the locations of the 29 distribution centers that currently serve our company-operated stores, the lease termination date (assuming no exercise of renewal options, if any) and square footage:

Location	Lease Termination Date*	Square Footage
Austin, Texas	3/31/2016	32,000
Birmingham, Alabama	7/31/2012	21,646
Charlotte, North Carolina	7/31/2013	17,600
Chattanooga, Tennessee	6/30/2015	12,000
Cincinnati, Ohio	1/14/2012	21,600
Columbia, SC	9/30/2016	11,050
Columbus, Ohio	8/31/2015	13,150
Dallas, Texas	6/30/2013	58,290	(1)
Dania Beach, Florida	5/31/2012	31,200
Fenton, Missouri	4/30/2014	22,500
Ft. Myers, Florida	9/30/2016	15,356
Greenville, South Carolina	12/31/2012	10,000
Houston, Texas	1/31/2015	55,381
Fishers, Indiana	10/31/2018	32,800
Jacksonville, Florida	10/31/2016	27,769
Las Vegas, Nevada	4/30/2013	26,720	(1)
Lenexa, Kansas	11/30/2015	27,000
Memphis, Tennessee	8/31/2016	23,500
Mebane, North Carolina	6/30/2020	37,500
Nashville, Tennessee	7/13/2015	15,396
N. Charleston, South Carolina	12/31/2011	10,000
Oklahoma City, Oklahoma	12/31/2014	12,000
Orlando, Florida	6/30/2012	22,075
Phoenix, Arizona	8/31/2014	29,672	(1)
Roswell, Georgia	7/31/2016	59,607
St. Petersburg, Florida	3/31/2014	34,500	(1)
St. Rose, Louisiana	8/31/2016	18,352
San Antonio, Texas	7/31/2015	32,000
Virginia Beach, Virginia	12/31/2015	34,693	(1)

*
Does not give effect to lease renewal options.

(1)
This facility includes both a distribution center and a retail store.

Trademarks and Service Marks

        We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. The most important trademarks we own or have rights to use include "Mattress Firm®," "Comfort By Color®," "Mattress Firm Red Carpet Delivery Service®," "Hampton & Rhodes®," "YuMeTM," "Mattress Firm SuperCenter®," "Happiness GuaranteeTM," "Replace Every 8®," "Save Money. Sleep HappyTM," and "All the best brands...All the best prices!®." We believe that our trademarks, service marks and trade names have significant value and that some of our trademarks are instrumental to our ability to drive traffic into Mattress Firm stores.

Information Systems

        We have been using GERS Retail Systems since May 2005. This system provides sales, inventory, financial information and warehouse management. Due to current and planned store growth, the GERS Retail System is reaching its maximum capacity. We are in the process of implementing Microsoft Dynamics AX for Retail. We believe that this system will provide all of the same functionality as the GERS system with the added ability to support our growth strategy. In addition, we believe that it will allow us to support multiple brands, multiple legal entities, shared warehouses, various pricing structures, improved inventory management, multiple franchises and store growth on a single platform. We also believe that the Microsoft Dynamics point-of-sale functionality will allow us to enhance the overall customer experience, capture critical customer information and interface directly with the warehouse home delivery scheduling system. The planned implementation date for this new system is late 2011.

        In November 2006, we implemented the Microsoft Business Intelligence suite for data warehousing. This provides access to information from virtually any data source across the organization through interactive, content-driven dashboards and scorecards that combine data from multiple systems into a single browser-based experience. We also have the capability to produce sales, financial and analytical reports.

        In April 2009, we implemented an e-commerce solution which integrates with the existing GERS Retail system. This allows our customers to shop on the web, purchase products and schedule in-home delivery nationwide. In addition, the e-commerce system allows customers to shop in a store, save the sale price for up to 30 days and finalize the sale via the website. The website also utilizes social media to build a community of customers and interactive chat to improve the customer's web experience.

        Our stores, distribution centers and corporate office are all connected by a secure Virtual Private Network, or "VPN," which enables us to take advantage of the cost efficiencies of the internet without compromising data security. The infrastructure that facilitates our VPN is housed in a secure, off-site location. We leverage our VPN to route our sales transactions, bankcard processing, third party financing and funding through this communications network. We believe our management information systems efficiently support our current operations and provide a solid foundation for future growth.

Employees

        As of November 1, 2011, we had approximately 2,040 employees, substantially all of whom were employed by us on a full-time basis. None of our employees are covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Government Regulation

        We believe that we are in compliance in all material respects with the laws to which we are subject. In particular, our business subjects us to regulation in the following areas:

        Regulations relating to consumer protection and the bedding industry.    Our operations are subject to state and local consumer protection regulations and other regulations relating specifically to the bedding industry. These regulations vary among the states where we operate, but generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as "new" or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations. We also are subject to a standard established by the U.S. Consumer Product Safety Commission, which sets mandatory national fire performance criteria for all mattresses sold in the United States on or after July 1, 2007.

        Franchise laws and regulations.    We are also subject to FTC regulations and various state laws regulating the offer and sale of franchises. The FTC and various state laws require us to furnish to prospective franchisees a franchise disclosure document containing prescribed information. We are currently registered to offer and sell franchises in eight states. The states in which we are registered, and a number of states in which we may franchise, require registration of a franchise offering circular or a filing with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time which provide for federal regulation of the franchisor-franchisee relationship in certain respects. The state laws often limit, among other things, the duration and scope of non-competition provisions and the ability of a franchisor to terminate or refuse to renew a franchise. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Litigation

        From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We believe that we are not a party to any legal proceedings which, if determined adversely to us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

        In April 2010, a former employee of the Company filed a claim on behalf of himself and others similarly situated alleging that the Company failed to pay him overtime compensation in violation of the Fair Labor Standards Act. The case was filed as Civil Action No. 3:10-CV-294-J-32JRK in the United States District Court, Middle District of Florida, Jacksonville Division. On May 26, 2011, following a court-ordered mediation, the parties reached final settlement whereby the Company agreed, without admitting any of the allegations, to make a payment of $1.6 million into a claims-made reversionary fund covering claims by employees that had been identified as potentially entitled to receive damages. The settlement is contingent upon court approval. Pursuant to the settlement, the Company made the $1.6 million payment in September 2011 into a claims made reversionary fund and accrued a liability for this matter as of February 1, 2011, with a corresponding charge to sales and marketing expense. The Company does not believe that the ultimate resolution of this matter will result in additional charges in excess of the amounts already accrued.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth our executive officers, key employees and directors and their ages as of November 1, 2011:

Name	Age	Position
R. Stephen Stagner	42	President, Chief Executive Officer and Director
Stephen G. Fendrich	50	Chief Strategy Officer
James R. Black	53	Executive Vice President and Chief Financial Officer
Kenneth E. Murphy III	35	National Vice President, Sales
Bruce Levy	53	Vice President, Real Estate and Construction
Christine Brinkley	43	Vice President, Human Resources
Karrie Forbes	36	Vice President, Marketing
Craig McAndrews	43	Vice President, Merchandising
George W. McGill	52	Vice President, Field Operations
John W. Childs	70	Director
Adam L. Suttin	44	Director
David A. Fiorentino	35	Director
William E. Watts	58	Director, Chairman of the Board
Frederick C. Tinsey III	60	Director

        R. Stephen Stagner became our Chief Operating Officer in January 2005 as a result of the merger between Mattress Firm and his former Mattress Firm franchise, Elite Management Team, or Elite. He was promoted to our President and Chief Executive Officer in February 2010. From 1996 to 2004, Mr. Stagner was the Chief Executive Officer of Elite, after which he served as our President and Chief Operating Officer from February 2006 until his promotion to President and Chief Executive Officer. Mr. Stagner has 19 years of experience in the bedding industry, including employment with Sealy Corporation and Simmons Bedding Company, and owning and operating the largest franchise in the Mattress Firm network while with Elite. Mr. Stagner has also served in various capacities with the Mattress Firm Foundation, including as its President since January 2011 and director from January 2007 until December 2010. Since October 2009, Mr. Stagner has served as director of Rousche College of Business Advisory Council at the Stephen F. Austin State University. Mr. Stagner's experience as our President and Chief Executive Officer, and formerly his experience as Chief Operating Officer, coupled with his in-depth knowledge of our Company and industry, led to the conclusion that he should serve as a director of the Company.

        Stephen G. Fendrich became our Chief Strategy Officer upon his return to Mattress Firm in September 2010. He co-founded Mattress Firm in 1986 with two other partners. He was involved with all aspects of the business but was directly responsible for the financial, real estate, information technology and franchise areas of Mattress Firm until 2002. From 2002 to 2010 he held several management positions within the bedding industry, including President and Chief Executive Officer of The Sleep Country, Inc., and Executive Vice President of Sales and President and Chief Operating Officer of Simmons Bedding Company. While with Simmons, the company filed for Chapter 11 bankruptcy and, during 2009, Mr. Fendrich led Simmons through its balance sheet restructuring that culminated with its sale in January 2010.

        James R. Black became our Executive Vice President and Chief Financial Officer in September 2000. Prior to joining Mattress Firm, Mr. Black spent 20 years with public accounting firms, the majority with the international firms of Ernst & Young, LLP and PricewaterhouseCoopers, LLP. He is a certified public accountant and member of the American Institute of Certified Public Accountants.

        Kenneth E. Murphy III became our National Vice President of Sales in September 2010 after holding various positions within Mattress Firm since 2005, including Director of Training and Recruiting, Vice President of Field and Talent Management and Regional Vice President of Sales. From 2003 to 2005, Mr. Murphy was as an account manager at Sealy. Mr. Murphy is also currently serving on the board of the David F. Miller Center for Retailing Education and Research at the University of Florida and the Stephen F. Austin University General Business Advisory Board.

        Bruce Levy became our Vice President of Real Estate and Construction in January 2009 to focus on continuing our nationwide expansion. From 2005 until the time he joined Mattress Firm, Mr. Levy was a Limited Partner at Interface Properties, Inc., having been involved with locating land and developing multi-tenant retail buildings. Mr. Levy has over 25 years of experience as a senior officer of several Fortune 500 companies in the real estate and construction sector, including the Office Depot, Inc., Blockbuster L.L.C., Gateway, Inc., Tweeter Home Entertainment Group, Inc. and PETCO Animal Supplies, Inc. Mr. Levy's experience includes opening retail stores throughout the United States, Europe and Asia.

        Christine Brinkley joined Mattress Firm in March 2008 as our Vice President of Human Resources, responsible for establishing employee-focused programs to sustain our overall strategic business plan and objectives. Ms. Brinkley has also served as a director of Mattress Firm Foundation since November 2008. From 2003 to 2008, Ms. Brinkley served as the Vice President of Human Resources at Academy Sports and Outdoors, including overseeing the company's human resource functions, recruiting, benefits and compensation. Having spent over 20 years working in a human resource capacity, Ms. Brinkley has experience in a wide range of industries, including big box and specialty retail, grocery, government, and oil, during which time she has demonstrated the ability to lead, execute, and develop her staff in category leading retailers. Ms. Brinkley is a certified facilitator through Development Dimensions International and holds her Senior Professional of Human Resources certification.

        Karrie Forbes became our Vice President of Marketing in January 2008, responsible for the strategic direction of the marketing, advertising and communication. Ms. Forbes joined a Mattress Firm franchise in 1997 and held positions of increasing responsibility in sales, customer service, recruiting, training and advertising through 2005, when she joined Mattress Firm as Director of Merchandising. Ms. Forbes also serves on the advisory board with the Better Sleep Council and Clear Channel Radio Houston. Ms. Forbes is married to Matthew Forbes, our Director of Sales and Field Operations.

        Craig McAndrews was promoted to Vice President of Merchandising in February 2010 from his previous position as our Regional Sales Manager, which he held from February 2009 until his promotion. Prior to joining Mattress Firm, Mr. McAndrews was the owner and director of Innovative Retail Group from 2003 to 2009. From 1999 until 2003, he was President of a Mattress Firm franchise, which he had co-founded. Previously, he was Vice President of Sales at Simmons Bedding Company.

        George W. McGill was promoted to Vice President of Field Operations in July 2009 from his previous position as our Vice President of Operations, which he held from January 2007, until his promotion. Prior to joining us in 2007, he was Vice President of Operations for Ultimate Acquisition Partners, LP (f/k/a Ultimate Electronics) from 2002 to 2006. Mr. McGill worked for 12 years at Circuit City Stores, Inc. in supply chain management.

        John W. Childs joined us as a Director in August 2007. Mr. Childs has been Chairman and Chief Executive Officer of J.W. Childs, one of our affiliates, since 1995. From 1991 to 1995, Mr. Childs was Senior Managing Director of the Thomas H. Lee Company and from 1987 to 1990 was a Managing Director of Thomas H. Lee Company. Prior to 1987, Mr. Childs was associated with the Prudential Insurance Company of America for 17 years where he held various executive positions in the investment area, ultimately serving as Senior Managing Director in charge of the Capital Markets Group where he was responsible for Prudential's approximately $77 billion fixed income portfolio, including all the Capital Markets Group's investments in leveraged acquisitions. He is currently

Chairman of the Board of CHG Healthcare Services, Inc. and a Director of Sunny Delight Beverages Co., Esselte Ltd. and Simcon, Inc. and was a Director at Advantage Sales and Marketing, Inc. from 2006 until 2010. Mr. Childs's experience serving as a director of various companies, including his experience with Mattress Firm, and his expertise in private equity led to the conclusion that he should serve as a director of the Company.

        Adam L. Suttin joined us as a Director in August 2007 and is currently a member of our audit committee. Mr. Suttin is also a Partner of one of our affiliates, J.W. Childs, which he co-founded in July 1995. Previously, Mr. Suttin was an Associate at Thomas H. Lee Partners, where he was employed from 1989 until 1995. Mr. Suttin is currently a Director of Brookstone, Inc., The Nutrasweet Company, Sunny Delight Beverages Co., JA Apparel Corp. and Esselte Ltd., and was a Director at Advantage Sales and Marketing, Inc. from March 2006 until December 2010. Mr. Suttin's experience as a co-founder of J.W. Childs, coupled with his experience as a director of various companies, including Mattress Firm, led to the conclusion that Mr. Suttin should serve as a director of the Company.

        David A. Fiorentino joined us as a Director in August 2007 and is currently a member of our audit committee. Mr. Fiorentino is also a Partner at J.W. Childs, which is one of our affiliates. Prior to arriving at J.W. Childs in July 2000, Mr. Fiorentino worked in the investment banking division of Morgan Stanley. He is currently a Director of CHG Healthcare Services, Inc., WS Packaging Group, Inc., Fitness Quest, Inc. and JA Apparel Corp. Mr. Fiorentino's financial industry background as well as his experience as a Partner at J.W. Childs and as a director of various companies, including Mattress Firm, led to the conclusion that Mr. Fiorentino should serve as a director of the Company.

        William E. Watts joined us as a Director in January 2007. Mr. Watts is also an Operating Partner of J.W. Childs, which is one of our affiliates. Prior to joining J.W. Childs in 2001, Mr. Watts was President and Chief Executive Officer of General Nutrition Companies from 1991 until 2001. Prior to being named President and Chief Executive Officer in 1991, Mr. Watts held the positions of President and Chief Operating Officer of General Nutrition, President and Chief Operating Officer of General Nutrition Center, Senior Vice President of Retailing and Vice President of Retail Operations. Mr. Watts currently serves as Chairman of the Board of JA Apparel Corp. and is a Director of Brookstone, Inc. and Fitness Quest, Inc. and was a Director at EmployBridge, Inc. from September 2006 until May 2011. Mr. Watts's experience as a director of various companies, including Mattress Firm, as well as his experience as Chief Executive Officer of a company with a well-known brand, led to the conclusion that he should serve as a director of the Company.

        Frederick C. Tinsey III joined us as a Director in August 2007, currently serving as chairman of our audit committee, and is a certified public accountant with a degree in Accounting and Finance. Mr. Tinsey is the owner of Tinsey Financial Consulting, at which he has served since 2003, and he has served on the board and audit committees of various privately held companies, including Murray's Discount Auto Stores, Fitness Quest Inc., WS Packaging Group, Inc. and IDQ Holdings. Mr. Tinsey was at PricewaterhouseCoopers LLP from 1973 until 1993 and served as the co-head of its national retail practice from 1991 to 1993, having engaged with various private and public retail clients. From 1994 through 2003, Mr. Tinsey served as the President and Chief Financial Officer of Murray's Discount Auto Stores. His experience as a certified public accountant, coupled with his experience as an officer or director of various companies, including Mattress Firm, led to the conclusion that he should serve as a director of the Company.

        Our board of directors is elected annually. Effective upon the closing of this offering, our board of directors will be divided into three classes, with one class being elected at each year's annual meeting of stockholders. Class I directors will serve for a term ending upon the annual meeting of stockholders held in 2012, Class II directors will serve for a term ending upon the annual meeting of stockholders held in 2013 and Class III directors will serve for a term ending upon the annual meeting of stockholders held in 2014. At each annual meeting of stockholders beginning with the annual meeting of stockholders held in 2012, successors to the class of directors whose term expires at such annual meeting shall be elected for a three-year term. No director serves as such pursuant to any arrangement or understanding between him and any other person. Our board of directors currently consists of six members, at least one of whom satisfies the independence requirements of NASDAQ and SEC rules. We are planning to add one director meeting the NASDAQ independence standards within 90 days, and another independent director within one year, after the completion of this offering. Our executive officers are elected by the board of directors and serve until their successors have been duly elected and qualified or until their earlier resignation or removal. Except as described above, there are no family relationships among any of our directors or officers.

Code of Business Conduct and Ethics

        We will adopt a written code of business conduct and ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.mattressfirm.com.

Board Structure and Committee Composition

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

        Because we intend to avail ourselves of the "controlled company" exception under the NASDAQ Rules, neither our compensation committee nor our nominating and corporate governance committee will be composed entirely of independent directors as defined under the NASDAQ Rules. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ Rules, which require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

        Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website.

        Upon completion of this offering, the audit committee will consist of Messrs. Tinsey, Suttin and Fiorentino, and will have at least one independent director and at least one audit committee financial expert, as such term is defined by the SEC.

        The audit committee's primary duties and responsibilities will be to:

  •
  appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent registered public accounting firm;

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  establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

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  engage independent counsel and other advisers, as necessary;

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  determine funding of various services provided by accountants or advisers retained by the committee;

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  serve as an independent and objective party to oversee our internal controls and procedures system; and

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  provide an open avenue of communication among the independent registered public accounting firm, financial and senior management and the board.

Compensation Committee

        Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website.

        Upon completion of this offering, the compensation committee will consist of Messrs. Watts, Suttin and Fiorentino.

        The compensation committee will be responsible for:

  •
  reviewing and approving corporate and individual goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of the goals and objectives;

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  reviewing and approving executive officer compensation;

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  reviewing and approving the chief executive officer's compensation based upon the compensation committee's evaluation of the chief executive officer's performance;

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  making recommendations to the board of directors regarding the adoption of new incentive compensation and equity-based plans, and administering our existing incentive compensation and equity-based plans;

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  making recommendations to the board of directors regarding compensation of the board members and its committee members;

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  reviewing and discussing with management the compensation discussion and analysis to be included in our filings with the SEC and preparing an annual compensation committee report for inclusion in our annual proxy statement;

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  reviewing and approving generally any significant non-executive compensation and benefits plans;

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  reviewing our significant policies, practices and procedures concerning human resource-related matters; and

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  overseeing any other such matters as the board of directors shall deem appropriate from time to time.

Nominating and Corporate Governance Committee

        Prior to the consummation of this offering, our board of directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website.

        Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Watts, Fiorentino and Tinsey, and will have at least one independent director.

        The nominating and governance committee will be responsible for and oversee:

  •
  recruiting and retention of qualified persons to serve on our board of directors;

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  proposing such individuals to the board of directors for nomination for election as directors;

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  evaluating the performance, size and composition of our board of directors; and

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  compliance activities.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the compensation committee of our board of directors or the compensation committee or other committee serving an equivalent function of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the Summary Compensation Table and the most important factors relevant to an analysis of these policies and decisions. Our "named executive officers" for the 2010 fiscal year were:

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  R. Stephen Stagner, Chief Executive Officer and President ("CEO");

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  James R. Black, Executive Vice President and Chief Financial Officer ("CFO");

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  Stephen G. Fendrich, Chief Strategy Officer ("CSO");

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  Bruce Levy, Vice President of Real Estate; and

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  George W. McGill, Vice President of Field Operations.

        While this compensation discussion focuses primarily on the information contained in the tables below and related footnotes and the narrative discussion, we also describe compensation actions taken after the last completed fiscal year to the extent that such discussion enhances the understanding of our executive compensation programs.

Overview of Fiscal 2010 Performance and Compensation

        We believe our success depends on the continued contributions of our named executive officers. Our executive compensation programs are designed to attract and retain experienced and qualified executive officers and to incentivize them to achieve overall business results and individual performance goals. Our executive compensation programs also support our strategic objectives by aligning the interests of our executive officers with those of our stockholders through the use of operational and financial performance goals and equity-based compensation.

        Our compensation policies and compensation-related decisions center on the following objectives:

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  attracting and retaining talented and experienced executives;

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  motivating and rewarding executives whose knowledge, skills and performance are critical to our success;

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  aligning the interests of our executive officers and stockholders by incentivizing executive officers to increase stockholder value and rewarding executive officers when stockholder value increases and performance goals are met;

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  providing a competitive compensation package in which total compensation is largely performance-based;

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  ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success; and

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  fostering a shared commitment among our executive officers by coordinating Company and individual goals.

        Each of the key elements of our executive compensation programs is discussed in more detail below. Our executive compensation programs are designed to complement and to collectively serve the compensation objectives described above. We have not adopted formal policies for allocating compensation between short-term and long-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation; we have, however, created base salary, annual bonus and equity award guidelines to set compensation amounts and opportunities in a manner internally consistent across job positions for all employees, including our named executive officers.

Highlights of Fiscal 2010 Performance

        During fiscal 2010, we achieved strong financial performance, and we believe our named executive officers were instrumental in helping us achieve these results. Highlights of our 2010 fiscal year performance include the following:

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  Net income increased $5.0 million to $0.3 million for fiscal 2010 compared with a net loss of $4.7 million for fiscal 2009.

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  Adjusted EBITDA increased $10.8 million to $57.1 million for fiscal 2010 compared with $46.3 million for fiscal 2009. Adjusted EBITDA as a percentage of sales increased to 11.6% during fiscal 2010 compared with 10.7% for fiscal 2009.

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  Net sales increased $61.9 million, or 14.3%, to $494.1 million for fiscal 2010, compared to $432.3 million for 2009. Comparable-store sales increased 6.1% during fiscal 2010.

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  We opened 85 new stores, reopened one store and acquired 33 stores. New and acquired stores, net of stores closed, added $35.8 million in net sales during fiscal 2010.

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  We ended fiscal 2010 with no outstanding borrowings and total borrowing capacity of $24.0 million on the revolving credit line portion of our 2007 Senior Credit Facility.

Compensation Framework: Policies and Processes

  Roles of the Board of Managers and Executive Officers in Setting Compensation

        Historically, our CEO, CFO and CSO have been responsible for recommending and determining base salary amounts and increases for our executive officers (other than themselves), and have recommended the annual bonus goals under our annual incentive program to the Board of Managers of Mattress Holdings, LLC (the "Board of Managers") for its approval. The Board of Managers has been responsible for determining the elements that comprise our executive compensation programs in general, as well as approving the performance objectives associated with our annual bonus programs and approving the equity grants made to employees, both as described below.

        The compensation for our CEO, CFO and CSO is governed by their employment agreements, which are described below. These agreements were approved by the Board of Managers and, in September 2011, were amended and restated and approved by our board of directors. The Board of Managers historically provided oversight of the Company's compensation practices with respect to these three named executive officers. Our Company Compensation Committee, which is described below, does not make any compensation determinations for these three individuals.

        In fiscal 2011, we established a Company-level compensation committee, which is comprised of three voting members (our CEO, CFO and CSO) and four non-voting members (all of whom are members of either our human resources or finance departments) (the "Company Compensation Committee"). Prior to fiscal 2011, no such formal committee existed; however, procedures similar to those described below for the Company Compensation Committee were followed by our then current CEO, CFO, CSO and our human resources and finance departments. In establishing the Company Compensation Committee, our goal was to formalize the processes we had previously established and operated.

        As noted above, our board of directors has established a compensation committee of our board (the "Board Compensation Committee"). Following this offering, the Board Compensation Committee will be responsible for developing and administering our executive compensation programs and determining the level and types of compensation of our named executive officers. The Board Compensation Committee plans to adopt a written charter under which it will operate. This charter will be available on our website.

  Use of Comparative Market Data

        Each year, certain members of our human resources department conduct an analysis of our executive compensation programs relative to those of other comparable companies to gain a general understanding of whether our executive compensation programs are competitive. In addition, our human resources department receives a compensation review from an independent consultant, Triad Consultants, Inc., which uses a number of sources to provide us with relevant market data.

        While we have historically reviewed this data and from time to time adjusted our compensation practices in light of such data, except as noted below, we have not formally benchmarked executive compensation at a specified level as compared to the gathered survey data or against any specific group of companies.

        As part of the steps we have taken in preparation for becoming a public company, our board of directors has retained Pearl Meyer & Partners, or "Pearl Meyer," an independent compensation consulting firm, to assist us in determining the size and terms of the grants of the equity awards to be made under our equity plan referenced below under "—Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan" in connection with this offering. We expect such grants to reflect the recommendations of Pearl Meyer provided to our board with respect to the terms of such awards.

        As we transition to a public company, we expect to use market data, and may decide to continue to use the services of Pearl Meyer or to retain another compensation consultant, to provide input in establishing the level and types of certain elements of our compensation program. See "—Changes to Compensation Approach Post-IPO" below.

Elements of Named Executive Officer Compensation

        The following is a discussion of the primary elements of compensation for each of our named executive officers. Compensation for our named executive officers consisted of the following elements for fiscal 2010:

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  Base Salary.  A fixed cash payment intended to attract and retain talented individuals, recognize career experience and individual performance, and provide competitive compensation.

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  Short-Term Incentives.  An annual cash incentive based on Company performance intended to promote and reward achievement of the Company's annual financial and strategic objectives and, for certain of our named executive officers, individual performance goals.

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  Long-Term Incentives.  Historically, grants of time-based and performance-based units of our parent company, Mattress Holdings, LLC, intended to align the executive's interests with those of our stockholders by tying value to long-term Company performance.

  •
  Retirement and Welfare Benefits.  Retirement benefits (including a 401(k) plan and non-qualified deferred compensation plan) intended to provide tax-efficient retirement savings, and health and welfare benefits (including medical, dental, vision, life and AD&D insurance and short-term and long-term disability insurance) intended to provide comprehensive benefits.

  •
  Executive Perquisites.  Additional benefits offered to certain of our named executive officers to provide competitive supplemental benefits, such as Company payment of the premiums associated with health and welfare benefits (including medical, dental, and vision coverage), separate Company-paid life and disability insurance policies for Messrs. Stagner, Black, and

    Fendrich, and reimbursement of certain relocation-related expenses for Messrs. Fendrich and Levy.

Base Salary

        We believe that base salary is required in order to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. The base salaries of Messrs. Stagner, Black and Fendrich are set forth in their respective employment agreements, which were each approved by the Board of Managers. Their employment agreements also provide for an automatic annual cost of living adjustment to their base salaries.

        Recommendations for the base salaries of Messrs. McGill and Levy are made by our human resources department, in accordance with our salary administration policy. Our salary administration policy is an internal tool that establishes a salary range for each job position covered by the policy. We generally do not deviate from these guidelines when setting base compensation or increasing base salary, although from time to time we have done so in circumstances warranting special considerations. Our human resources department, when recommending an executive's initial base salary, reviews the salary guidelines, the individual's role, expected responsibilities, skills, experience and prior compensation levels and general market data. When recommending subsequent increases to base salary, our human resources department reviews the salary guidelines, the executive's contributions to the Company, individual performance, and general market trends.

        Each year, our human resources department presents, for review and approval by our CEO, CFO and CSO, initial salary recommendations and recommendations for base salary increases for all other employees, including Messrs. McGill and Levy. Our CEO, CFO and CSO then recommend to the chairman of the Board of Managers an aggregate amount for base salary increases for all employees. The chairman of the Board of Managers approves the aggregate amount, but not any individual base salary increases. Our CEO, CFO and CSO then review and approve the individual base salary increases for our other executive officers.

        At the beginning of our 2010 fiscal year, Mr. Stagner was promoted to CEO. In connection with his promotion, Mr. Stagner executed an amended and restated employment agreement under which his base salary was increased from $340,000 to $400,000. When determining the increase to his base salary, the Board of Managers took into account his new roles, increased responsibilities and the compensation levels of our prior chief executive officers.

        In addition, during fiscal 2010, Mr. Black's base salary was increased from $277,200 to $285,500, in accordance with the terms of his employment agreement. Mr. Fendrich, who commenced employment with the Company during fiscal 2010, executed an employment agreement under which his base salary is $325,000. When determining Mr. Fendrich's base salary, the Board of Managers took into account his expected roles and responsibilities, as well as his previous experience. Mr. McGill's base salary was increased from $215,000 to $218,500, based on the factors described above. Mr. Levy's base salary was increased from $225,000 to $234,000, which resulted in a base salary for him that is outside the parameters set forth in our salary administration policy for his position. Our CEO, CFO and CSO approved this increase due to Mr. Levy's strong performance during fiscal 2010, particularly in the area of new store openings, as described below.

Bonus and Short-Term Incentive Arrangements

        In addition to receiving base salaries, our named executive officers are eligible to earn annual cash bonuses based upon the attainment of specific business and, for certain executives, individual objectives.

        All or part of a named executive officer's bonus is determined based on the achievement of the Company's Adjusted EBITDA target. Depending on the named executive officer's position within the

Company, his bonus potential is based solely on the achievement of the Company's Adjusted EBITDA target, or is based on a combination of Adjusted EBITDA target achievement and attainment of pre-determined individual performance goals in accordance with our Management Bonus Objectives program ("MBO"). The purpose of the MBO is to enhance Company performance by rewarding certain employees for achievement of individualized goals that are set based on their duties and responsibilities.

        Messrs. Stagner, Black, Fendrich and McGill are each eligible for a bonus based solely on achievement of the Company's Adjusted EBITDA goals. Mr. Levy is eligible for a bonus, based on both the Company's achievement of its Adjusted EBITDA target and Mr. Levy's attainment of individual performance goals, as described below.

        The cash bonuses (as a percentage of base salary) payable to each named executive officer if the relevant performance goals associated with his bonus were achieved for fiscal 2010 were as follows:

	Target Cash Bonus as a % of Base Salary
Name	Target	Maximum
R. Stephen Stagner(1)	50%	100%
Stephen G. Fendrich(1)	50%	100%
James R. Black(1)	50%	100%
George W. McGill(2)	25%	50%
Bruce Levy(2)	25%	50%

(1)
Mr. Fendrich's target and maximum percentages are established by the terms of his employment agreement, described below. While the employment agreements of Messrs. Stagner and Black provide for a target cash bonus of 100% of base salary if the Company achieves 100% of its annual Adjusted EBITDA target, the Company's longstanding practice has been to provide Messrs. Stagner and Black with a target cash bonus of 50% of base salary if the Company achieves 100% of its annual Adjusted EBITDA target, and a maximum cash bonus of 100% of base salary if the Company achieves its maximum Adjusted EBITDA target. The amended and restated employment agreements with Messrs. Stagner and Black and the Company Executive Annual Incentive Plan, described below, reflect the Company's practice.

(2)
Each of Mr. McGill's and Mr. Levy's target percentage is established by the terms of their offer letters, described below. Mr. Levy's target cash bonus is based 60% on the Company's achievement of the annual Adjusted EBITDA target and is based 40% on the achievement of his MBO goals, as described below.

        The Board of Managers, after consultation with the CEO, CFO and CSO, sets the annual Adjusted EBITDA target at a level it believes is both challenging and achievable. By establishing a target that is challenging, we believe that the performance of our employees, and therefore our performance, is maximized. By setting a target that is also achievable, we believe that employees remain motivated to perform at the high level required to achieve the target. If the Company does not achieve 90% or more of the annual Adjusted EBITDA target, the executive is not entitled to an annual cash bonus. If the Company achieves between 90% and 100% of the annual Adjusted EBITDA target, the cash bonuses of Messrs. Stagner, Fendrich and Black are determined by linear interpolation between 0% and 50% of base salary, the cash bonus of Mr. McGill is determined by linear interpolation between 0% and 25% of base salary, and the cash bonus of Mr. Levy that is attributable to the Company's annual Adjusted EBITDA target is determined by linear interpolation between 0% and 15% of base salary.

        In the case of Mr. Levy, if, with respect to a fiscal year, the Company's actual Adjusted EBITDA is less than 90% of the target, he will not be entitled to receive any annual cash bonus for such year. If the Company's actual Adjusted EBITDA is between 90% and 100% of the Adjusted EBITDA target for a given year, the total bonus potential for his MBO-based award for such year will be reduced to 50% of the bonus that otherwise could have been earned based on achievement of his MBO goals.

        For fiscal 2010, the annual Adjusted EBITDA target was $60 million and the 90% threshold Adjusted EBITDA level was $54 million. In addition, the Board of Managers set a maximum level of Adjusted EBITDA of $65 million. If the actual Adjusted EBITDA achieved for fiscal 2010 was in excess of this maximum level, bonuses would be capped at twice the target bonus amount (or, in the case of Mr. Levy, the portion of his cash bonus that is attributable to the Company's annual Adjusted EBITDA target would be capped at twice such amount).

        At the conclusion of the fiscal year, Adjusted EBITDA results are calculated by our finance department and are presented to the Board of Managers for review and approval. Actual Adjusted EBITDA for fiscal 2010 was $57.1 million, which is in excess of the 90% threshold Adjusted EBITDA level of $54 million. This resulted in a payout to Messrs. Stagner, Black, Fendrich and McGill of 51.1% of their target cash bonus.

        Mr. Levy's bonus was allocated 60% to the Adjusted EBITDA target and 40% to his MBO target. However, since actual Adjusted EBITDA for fiscal 2010 was below target, Mr. Levy was only eligible to receive 50% of the MBO-based bonus that he would have otherwise received.

        For fiscal 2010, Mr. Levy had two individual performance goals, each of which was worth 50% of his MBO-based bonus. The first goal was to maximize the number of weeks during which new stores would be open by managing the real estate transactions and associated processes necessary to open new stores. Performance was measured equally by the number of new stores that were opened during fiscal 2010 and by the number of weeks during which such new stores were open. During fiscal 2010, Mr. Levy opened 85 new stores (which exceeded his target goal of 75 new stores), and these new stores were open for a total number of 1,753 weeks. Accordingly, the CEO and CSO determined that Mr. Levy earned 150% of the bonus attributable to the achievement of this MBO goal.

        The second goal, which is to be completed by the end of fiscal 2011, is to create and implement a process by which the Company can measure a new store's actual sales against its projected sales. For fiscal 2010, performance was measured by the dates by which Mr. Levy (in collaboration with other executive officers of the Company, if applicable) accomplished the following: development of a process to manage sales projections, identification of underperforming new stores, and development of ways in which to increase such store's performance. In accordance with these performance metrics, Mr. Levy developed a process to manage sales projections by July 10, 2010 (which exceeded his target date of August 10, 2010) and identified a group of underperforming stores by October 15, 2010. Because Mr. Levy had developed a sales projection process a month earlier than his target date, even though he did not obtain his goal of developing ways in which to increase underperforming store sales, the CEO and CSO nonetheless determined that Mr. Levy was to be awarded 100% of the bonus attributable to the achievement of this MBO goal. As a result of Mr. Levy's performance with respect to each of his MBO goals, he received a total MBO-based bonus in fiscal 2010 of $14,625.

        In addition to the bonuses described above, Messrs. Stagner, Black, and Fendrich are also eligible to share with other members of the senior management of the Company an incremental bonus pool of 10% of the actual amount of annual Adjusted EBITDA in excess of the annual Adjusted EBITDA maximum level target for each fiscal year that the executive is employed by us. Because the fiscal 2010 maximum level Adjusted EBITDA target was not achieved, no cash bonus of this kind was paid to Messrs. Stagner, Black or Fendrich.

        The actual bonuses paid to our named executive officers with respect to fiscal 2010 are set forth in the "Summary Compensation Table" below.

Stock-Based Incentive Arrangements

        Mattress Holdings, LLC, the sole stockholder of the Company, established a class of equity ownership units, or "Class B Units," that may be issued to employees of the Company providing services to or for the benefit of Mattress Holdings, LLC at the discretion of the Board of Managers. The Company does not have an equity program in place and has not itself granted any equity awards, although our board intends to adopt an equity plan prior to the completion of this offering and to grant equity awards under it in connection with this offering, as described under "Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan." The Class B Units are granted under the terms of the Mattress Holdings, LLC Second Amended and Restated Limited Liability Company Agreement and are administered by the Board of Managers.

        All Class B Units are approved and granted by the Board of Managers. Each of our named executive officers received an initial grant of Class B Units on a date that was the earlier of (i) March 5, 2007 or (2) the commencement of his employment, except for Messrs. Stagner and Black, who each received his initial grant on January 18, 2007. In determining the size of the Class B Unit grant to be awarded to Messrs. Stagner, Black and Fendrich, the Board of Managers took into account a number of factors such as the responsibilities associated with the named executive officer's position and the value of the long-term incentive awards of executives. The size of the Class B Unit grants awarded to Messrs. McGill and Levy was determined in accordance with the Company's equity guidelines, which provide recommended grant amounts based on the title or pay grade of our employees.

        Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the relevant grant date of the Class B Units. Each Class B Unit grant is comprised of four tranches with separate vesting criteria. The Class B-1 Unit tranche comprises 40% of the total units granted and vests over five years in 20% increments on January 18 of each year, subject to continued employment, with the exception of Messrs. Stagner and Black, who if terminated after January 18, 2012, will not forfeit the vested portions of their Class B-1 Units or the earned portions of their Class B-2 Units. Any unvested portion of the Class B-1 Unit tranche fully vests immediately prior to a change of control or, if earlier, immediately prior to the completion of an initial public offering. The Class B-2, B-3 and B-4 Unit tranches comprise the remaining portion of each Class B Unit grant and vest in their entirety immediately prior to a change of control or, if earlier, the date of expiration of the lock-up agreements entered into by JWC Mattress Holdings, LLC, JWC Equity Funding III, Inc. and their respective affiliates that are unit holders of Mattress Holdings, LLC (collectively, the "JWC Investors") in connection with an initial public offering (the "Lock-up Expiration Date"), in each case if the return on investment to entities affiliated with the JWC Investors meets or exceeds established performance thresholds.

        In addition, effective August 21, 2009, Mattress Holdings, LLC made a one-time grant of Class C-2 Units to certain members of its management, including Messrs. Stagner and Black. These grants were made in consideration for services provided to or for the benefit of Mattress Holdings, LLC, and were granted in response to the dilution in these employees' Class A equity holdings that resulted from an investment in Mattress Holdings, LLC that was made in fiscal 2009. Each holder of the Class C-2 Units is entitled to his or her pro rata share of future distributions to the equity holders of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the aggregate amount of the 2009 equity investment in Mattress Holdings LLC, until the cumulative distributions to all of the Class C Unit holders equals $154,109,670. The Class C-2 Units were fully vested on the date of grant. No Class C-2 Units were granted in fiscal 2010. The Class C-2 Units are subject to forfeiture upon termination of the holder's employment other than by the Company without cause or by the holder for good reason; provided that, in the case of Messrs. Stagner and Black, neither executive will forfeit his Class C-2 Units even if he terminates his employment without good reason so long as he does not commence employment with another employer or become self-employed.

Employment and Severance Arrangements

        We have entered into employment contracts with Messrs. Stagner, Black and Fendrich and provided our other named executive officers with offer letters. The employment contracts of Messrs. Stagner, Black and Fendrich were amended and restated, effective September 14, 2011, to extend the terms of such agreements through the end of fiscal 2014, and, effective only upon the consummation of this offering, to increase the annual base salary of Messrs. Stagner, Black and Fendrich to the amounts set forth below. When determining the increase to the base salaries of these executive officers, the Board of Managers took into account the Company's performance during fiscal 2011 and expansion over the prior two fiscal years, as well as the increased roles and responsibilities the executives would have as executives of a publicly traded company. The material terms of these arrangements are summarized below.

  •
  Employment Agreement with Mr. Stagner.  Mr. Stagner is a party to an amended and restated employment agreement, effective February 3, 2010, under which he is entitled to receive an annual base salary of $400,000 (automatically adjusted annually for cost of living) and is eligible for an annual target cash bonus. As noted above, Mr. Stagner's employment agreement was amended and restated to provide for an increased annual base salary of $500,000 (automatically adjusted annually for cost of living), effective only upon the consummation of this offering. The agreement also provides for certain payments and benefits to be provided upon a qualifying termination of Mr. Stagner's employment, as described below under "Potential Payments Upon Termination or Change of Control."

  •
  Employment Agreement with Mr. Black.  Mr. Black is a party to an employment agreement, effective January 18, 2007, under which he is entitled to receive an annual base salary of $265,000 (automatically adjusted annually for cost of living) and is eligible for an annual target cash bonus. As noted above, Mr. Black's employment agreement was amended and restated to provide for an increased annual base salary of $350,000 (automatically adjusted annually for cost of living), effective only upon the consummation of this offering. The agreement also provides for certain payments and benefits to be provided upon a qualifying termination of Mr. Black's employment, as described below under "Potential Payments Upon Termination or Change of Control."

  •
  Employment Agreement with Mr. Fendrich.  Mr. Fendrich is a party to an employment agreement, effective September 24, 2010, under which he is entitled to receive an annual base salary of $325,000 (automatically adjusted annually for cost of living) and is eligible for an annual target cash bonus. As noted above, Mr. Fendrich's employment agreement was amended and restated to provide for an increased annual base salary of $350,000 (automatically adjusted annually for cost of living), effective only upon the consummation of this offering. The agreement also provides for certain payments and benefits to be provided upon a qualifying termination of Mr. Fendrich's employment, as described below under "Potential Payments Upon Termination or Change of Control."

  •
  Letter Agreements with Messrs. McGill and Levy.  Messrs. McGill and Levy are parties to offer letter agreements with the Company that provide for an annual base salary of $215,000 and $225,000, respectively, and provide that each is eligible for an annual target cash bonus. Under these agreements, Messrs. McGill and Levy are at-will employees, and are not entitled to payments upon a termination of employment.

Retirement and Welfare Benefits

        We maintain a retirement savings plan, which is a 401(k) defined contribution plan (the "401(k) Plan"), for the benefit of all eligible employees, including our named executive officers (on the same basis as all eligible employees). The 401(k) Plan provides for an annual match of 33 1/3% of contribution amounts up to an annual amount of $1,600.

        In addition to the 401(k) Plan, we sponsor the Executive Nonqualified Excess Plan, an unfunded, unsecured nonqualified deferred compensation plan under which certain management employees may elect to defer a percentage or specific dollar amount of their compensation until a later date. We offer this plan because it facilitates retirement savings and provides financial flexibility for our key employees. While the Company may, at its discretion, provide matching and profit-sharing contributions under the Executive Nonqualified Excess Plan, we have not, as of this time, elected to make any such contributions.

        We also provide our eligible employees, including our named executive officers, with medical, dental, and vision coverage, life and accidental death and dismemberment insurance, short-term and long-term disability insurance, and the opportunity to enroll in our flexible spending account program.

Executive Perquisites

        We provide limited executive perquisites, including Company payment of medical, dental and vision premiums for certain named executive officers, as well as provision and payment of separate life and disability insurance policies for Messrs. Stagner, Black and Fendrich. In addition, we have also provided certain named executive officers with relocation benefits, as needed, including the costs of temporary housing. All relocation benefits are grossed up for tax purposes, to the extent that they are taxable benefits. The costs associated with all perquisites are included in the Summary Compensation Table below.

Tax and Accounting Considerations

        Section 162(m) of the Internal Revenue Code, or "Section 162(m)," disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for a company's named executive officers, other than its chief financial officer, unless such compensation qualifies as performance-based under such section. As we are not currently publicly traded, neither our Company Compensation Committee nor the Board of Managers has previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Following this offering, at such time as we are subject to the deduction limitations of Section 162(m), we expect that our Board Compensation Committee will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, our Board Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

        Our Company Compensation Committee and the Board of Managers, in connection with decisions that relate to our equity incentive award plans and programs, consider the accounting implications of significant compensation decisions. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation of Named Executive Officers

        The tables in the following sections provide information required by the SEC regarding compensation paid to or earned by our named executive officers.

Summary Compensation Table

        The following table sets forth the total compensation awarded to, earned by, or paid to our named executive officers for all services rendered in all capacities to us or Mattress Holdings, LLC in fiscal 2010.

Name and Principal Position	Year	Salary ($)(a)	Bonus ($)	Stock Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	All Other Compensation ($)(e)	Total ($)
R. Stephen Stagner	2010	$395,000	—	—	$102,168	$14,249	$511,417
President and Chief Executive Officer
Stephen G. Fendrich(d)	2010	$125,625	—	$57,500	$48,424	$19,447	$250,996
Chief Strategy Officer
James R. Black	2010	$285,500	—	—	$72,923	$12,626	$371,049
Executive Vice President and Chief Financial Officer
George W. McGill	2010	$218,500	—	—	$27,905	$1,600	$248,005
Vice President of Field Operations
Bruce Levy	2010	$234,000	—	—	$32,556	$18,950	$285,506
Vice President of Real Estate

(a)
Amounts shown in this column are not reduced to reflect any deferrals under the Executive Nonqualified Excess Plan (our nonqualified deferred compensation plan) or the 401(k) Plan.

(b)
Amounts shown in the column reflect the fair value of Class B Unit awards on their grant date. The underlying valuation assumptions for Class B Unit awards are further discussed in Note 15 to the consolidated financial statements for fiscal 2010 (the "2010 Financials").

(c)
Amounts shown in this column represent the named executive officer's annual bonus payment. The annual bonus is either based solely on achievement of the Company's Adjusted EBITDA target, or for Mr. Levy, based on a combination of Adjusted EBITDA target achievement and individual performance. Bonus amounts are not reduced to reflect any deferrals under the Executive Nonqualified Excess Plan (our nonqualified deferred compensation plan) or the 401(k) Plan. See "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Bonus and Short-Term Incentive Arrangements".

(d)
Mr. Fendrich joined the Company as Chief Strategy Officer on September 24, 2010. The amounts shown for Mr. Fendrich reflect his compensation for the portion of fiscal 2010 during which he was employed by the Company.

(e)
Amounts shown in the "All Other Compensation" column include the following items, as applicable to each named executive officer, for fiscal 2010: Company-paid premiums for life and disability insurance and health coverage, Company contributions to the 401(k) Plan, relocation and temporary housing expenses.

  2010 All Other Compensation Table

Name	Year	Company-Paid Premiums for Life and Disability Insurance ($)(a)	Company-Paid Premiums for Health Coverage ($)(b)	Company Contributions to 401(k) Plan ($)(c)	Relocation Expenses ($)		Total ($)
R. Stephen Stagner	2010	$2,628	$11,056	$565	—		$14,249
Stephen G. Fendrich	2010	—	$1,843	—	$17,604	(d)	$19,447
James R. Black	2010	$1,570	$11,056	—	—		$12,626
George W. McGill	2010	—	—	$1,600	—		$1,600
Bruce Levy	2010	—	—	—	$18,950	(e)	$18,950

(a)
Amounts shown reflect the Company-paid premiums for Messrs. Stagner and Black's life and disability insurance.

(b)
Amounts shown reflect the Company-paid premiums for Messrs. Stagner, Fendrich and Black's health coverage, including medical, dental and vision coverage. Messrs. Stagner and Black received Company-paid health coverage during all of fiscal 2010. Mr. Fendrich received Company-paid health coverage for the months of December 2010 and January 2011.

(c)
Amounts shown reflect the Company's matching contributions to the named executive officer's 401(k) Plan account. The 401(k) Plan provides for an annual match of 33 1/3% of contribution amounts up to an annual amount of $1,600.

(d)
Amount shown reflects reimbursement of relocation expenses in connection with Mr. Fendrich's relocation to Houston, Texas, including airfare and eligible travel expenses between Mr. Fendrich's home in Atlanta, Georgia and the Company's place of business in Houston, Texas, of $3,621, moving expenses of $723, temporary housing expenses of $8,400, and a "gross-up" of $4,860 to cover taxes on his temporary housing expenses.

(e)
Amount shown reflects temporary housing expenses for Mr. Levy. Mr. Levy is also entitled to reimbursement of expenses in connection with his relocation to Houston, Texas. However, Mr. Levy did not request reimbursement for any such expenses for fiscal 2010.

Grants of Plan-Based Awards Table

        The following table sets forth information regarding grants of plan-based awards made to our named executive officers during fiscal 2010:

									All other stock awards: number of shares or stock or units (#)(d)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
										Grant date fair value of awards ($)(e)
Name		Grant Date	Threshold ($)	Target ($)(c)	Maximum ($)(c)	Threshold (#)	Target (#)(d)	Maximum (#)
R. Stephen Stagner	Bonus(a)	—	—	$200,000	$400,000	—	—	—	—	—
Stephen G. Fendrich	Bonus(a)	—	—	$94,792	$189,583	—	—	—	—	—
	B Units(d)	10/21/2010	—	—	—	—	150,000	—	100,000	$57,500
James R. Black	Bonus(a)	—	—	$142,750	$285,500	—	—	—	—	—
George W. McGill	Bonus(b)	—	—	$54,625	$109,250	—	—	—	—	—
Bruce Levy	Bonus(b)	—	—	$58,500	$117,000	—	—	—	—	—

(a)
Non-equity incentive plan compensation for Messrs. Stagner, Fendrich and Black is determined and paid in accordance with the terms of their respective employment agreements, and is based on achievement of Company performance targets approved by the Board of Managers.

(b)
Non-equity incentive plan compensation for Messrs. McGill and Levy is determined and paid in accordance with the terms of their respective letter agreements, and is based on achievement of Company performance targets approved by the Board of Managers and, for Mr. Levy, is based in part on achievement of his individual performance goals.

(c)
These figures represent target and maximum bonus opportunities for each of the named executive officers. The actual amount of the bonus earned by each named executive officer for fiscal 2010 is reported in the Summary Compensation Table. For a description of the performance targets relating to the Company's bonus opportunities for fiscal 2010, please refer to "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Bonus and Short-Term Incentive Arrangements" above.

(d)
Mr. Fendrich was granted 250,000 Class B Units upon his commencement of employment with the Company on September 24, 2010, which are comprised of the following: 100,000 Class B-1 Units; 100,000 Class B-2 Units; 25,000 Class B-3 Units; and 25,000 Class B-4 Units. The Class B-1 Units vest ratably over a period of five years, subject to continued employment. In general, the Class B-2, B-3 and B-4 Units vest upon the achievement of performance targets following a change of control or initial public offering. For a description of the Class B Units, please refer to "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Stock-Based Incentive Arrangements".

(e)
Amounts shown reflect the fair value of the Class B Units on the grant date. The underlying valuation assumptions for Class B Unit awards are further discussed in Note 15 to the 2010 Financials.

Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table

        Each of our named executive officers is party to an employment agreement (in the cases of Messrs. Stagner, Fendrich and Black) or an offer letter (in the cases of Messrs. McGill and Levy), each of which provides for a base salary and other benefits, as described above in the Compensation Discussion and Analysis. The employment agreements for Messrs. Stagner, Fendrich and Black provide for an automatic increase each year to their base salaries based on an annual cost of living adjustment factor (Consumer Price Index). All of our named executive officers were eligible to participate in our Executive Nonqualified Excess Plan (our nonqualified deferred compensation plan) and our benefit plans and programs.

        Our named executive officers, other than Mr. Levy, were also eligible to receive bonuses based solely on the Company's achievement of an Adjusted EBITDA target for fiscal 2010. The Adjusted EBITDA target is set by the Board of Managers, after consultation with our CEO, CFO and CSO. If the Adjusted EBITDA target is achieved, Messrs. Stagner, Fendrich and Black are entitled to receive a target bonus equal to 50% of base salary, and Mr. McGill is entitled to receive a target bonus equal to 25% of base salary. For Messrs. Stagner, Fendrich, Black and McGill, if the Company achieves between 90% and 100% of the annual Adjusted EBITDA target, the cash bonus is determined by linear interpolation between 0% and 25% or 50% of base salary, as applicable. If the Company achieves greater than 100% of the annual Adjusted EBITDA target, each such executive has the opportunity to receive a bonus of up to twice their target cash bonus.

        Mr. Levy is eligible to receive a bonus of 25% of base salary based on a combination of the Company's achievement of an Adjusted EBITDA target and realization of his individual performance goals under our MBO. Sixty percent of Mr. Levy's target bonus is based on Adjusted EBITDA, while the remaining 40% is based on achievement of MBO goals.

        The Board of Managers approved the grant to Mr. Fendrich of 250,000 Class B Units upon his commencement of employment with the Company on September 24, 2010. For a description of the Class B Units, please refer to "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Stock-Based Incentive Arrangements."

Outstanding Equity Awards as of Fiscal Year End

        The following table summarizes the number of Class B Units underlying outstanding equity awards for each named executive officer as of February 1, 2011, the last day of our 2010 fiscal year. These Class B Units are equity awards made by our sole stockholder, Mattress Holdings, LLC, and are not equity awards of the Company.

Name	Grant Date	Equity Class(a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(f)	Equity Incentive Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(f)
R. Stephen Stagner	1/18/2007	Class B-1(b)	21,494	$4,320	—	—
		Class B-2(c)	—	—	107,468	$21,601
		Class B-3(d)	—	—	26,867	$5,400
		Class B-4(e)	—	—	26,867	$5,400
	8/21/2009	Class B-1(b)	3,097	$622	—	—
		Class B-2(c)	—	—	15,484	$3,112
		Class B-3(d)	—	—	3,871	$778
		Class B-4(e)	—	—	3,871	$778
Stephen G. Fendrich	10/21/2010	Class B-1(b)	90,000	$18,090	—	—
		Class B-2(c)	—	—	100,000	$20,100
		Class B-3(d)	—	—	25,000	$5,025
		Class B-4(e)	—	—	25,000	$5,025
James R. Black	1/18/2007	Class B-1(b)	14,329	$2,880	—	—
		Class B-2(c)	—	—	71,645	$14,401
		Class B-3(d)	—	—	17,911	$3,600
		Class B-4(e)	—	—	17,911	$3,600
	8/21/2009	Class B-1(b)	2,064	$415	—	—
		Class B-2(c)	—	—	10,322	$2,075
		Class B-3(d)	—	—	2,581	$519
		Class B-4(e)	—	—	2,581	$519
George W. McGill	3/5/2007	Class B-1(b)	2,866	$576	—	—
		Class B-2(c)	—	—	14,329	$2,880
		Class B-3(d)	—	—	3,582	$720
		Class B-4(e)	—	—	3,582	$720
	8/21/2009	Class B-1(b)	413	$83	—	—
		Class B-2(c)	—	—	2,065	$415
		Class B-3(d)	—	—	516	$104
		Class B-4(e)	—	—	516	$104
Bruce Levy	11/9/2009	Class B-1(b)	9,836	$1,977	—	—
		Class B-2(c)	—	—	16,394	$3,295
		Class B-3(d)	—	—	4,098	$824
		Class B-4(e)	—	—	4,098	$824

(a)
The Class B Units are divided into four tranches: Class B-1 Units; Class B-2 Units; Class B-3 Units; and Class B-4 Units. For a description of the Class B Units, please refer to "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Stock-Based Incentive Arrangements".

(b)
The Class B-1 Units vest ratably over five years, with 20% of such units vesting on January 18 of each year, subject to continued employment. Any unvested portion of the Class B-1 Units fully vests immediately prior to a change of control or, if earlier, immediately prior to the completion of an initial public offering. In general, a named executive officer will forfeit his vested Class B-1 Units if such executive terminates his employment without good reason or the Company terminates the executive's employment for cause. However, for Messrs. Stagner and Black, their vested Class B-1 Units will not be subject to forfeiture if the executive terminates employment without good reason, provided such termination occurs after January 18, 2012. These forfeiture restrictions will lapse on an initial public offering.

(c)
The Class B-2 Units vest in their entirety immediately prior to a change of control or, if earlier, the Lock-up Expiration Date, if the return on investment to the JWC Investors meets or exceeds a specified annual internal rate of return on invested capital and a specified return on invested capital of such JWC Investors. Any unvested Class B-2 Units become "earned" over the same schedule under which the Class B-1 Units become vested, as described above. In general, once a Class B-2 Unit becomes earned, it will not be subject to forfeiture in the event of a named executive officer's termination of employment. However, a named executive officer will forfeit his earned Class B-2 Units if such executive terminates his employment without good reason or the Company terminates the executive's employment for cause. In the case of Messrs. Stagner and Black, however, their earned Class B-2 Units will not be subject to forfeiture if the executive terminates employment without good reason, provided such termination occurs after January 18, 2012.

(d)
The Class B-3 Units vest in their entirety immediately prior to a change of control or, if earlier, the Lock-up Expiration Date, if the return on investment to the JWC Investors meets or exceeds a specified return on invested capital of such JWC Investors.

(e)
The Class B-4 Units vest in their entirety immediately prior to a change of control or, if earlier, the Lock-up Expiration Date, if the return on investment to the JWC Investors meets or exceeds a specified return on invested capital of such JWC Investors.

(f)
Value is determined using the fair value of Class B Units on the last day of our 2010 fiscal year based on a valuation provided by a third party valuation firm. Each holder of the vested Class B Units is entitled to his or her pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the applicable grant date of the Class B Units. No value was actually realized by the holders of such Class B Units at fiscal year end.

Option Exercises and Stock Vested Table

        The following table sets forth information regarding the number and value of vested Class B Units for each named executive officer during fiscal 2010. No named executive officer holds stock options.

Name	Grant Date	Equity Class	Number of Shares Acquired on Vesting (#)(a)	Value Realized on Vesting ($)(b)
R. Stephen Stagner	1/18/2007	Class B-1	21,494	$4,320
	8/21/2009	Class B-1	3,097	$622
Stephen G. Fendrich	10/21/2010	Class B-1	10,000	$2,010
James R. Black	1/18/2007	Class B-1	14,329	$2,880
	8/21/2009	Class B-1	2,064	$415
George W. McGill	3/5/2007	Class B-1	2,866	$576
	8/21/2009	Class B-1	413	$83
Bruce Levy	11/9/2009	Class B-1	3,279	$659

(a)
Reflects time-based Class B Units that vested during fiscal 2010. For a description of the Class B Units, please refer to "—Elements of Named Executive Officer Compensation—Stock-Based Incentive Arrangements".

(b)
Value is determined using the fair value of the Class B Units on the vesting date based on a valuation provided by a third party valuation firm. Each holder of the vested Class B Units is entitled to his or her pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the applicable grant date of the Class B Units. No value was actually realized by the holders of such Class B Units upon vesting.

Non-Qualified Deferred Compensation Table

        The following table shows the amounts held by our named executive officers under the Company's Executive Nonqualified Excess Plan, our non-qualified deferred compensation plan, for fiscal 2010.

Name	Executive Contributions in Last Fiscal Year ($)(a)	Registrant Contributions in Last Fiscal Year ($)(b)	Aggregate Earnings in Last Fiscal Year ($)(c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at end of Fiscal 2010 ($)
R. Stephen Stagner	$72,248	—	$24,701	—	$186,169
Stephen G. Fendrich	—	—	—	—	—
James R. Black	—	—	$8,398	$53,130	$211,840
George W. McGill	$21,603	—	$2,636	—	$47,359
Bruce Levy	—	—	—	—	—

(a)
All amounts deferred by the named executive officers for fiscal 2010 have also been reported in the Summary Compensation Table above.

(b)
No Company contributions or credits were made into this plan for fiscal 2010.

(c)
Reflects market-based earnings on amounts credited to participant's accounts under the plan.

        The Executive Nonqualified Excess Plan is an unfunded, unsecured nonqualified deferred compensation plan under which certain management employees may elect to defer all or a portion of their base salaries and annual bonuses until a specified date or event. All amounts credited to a participant's account under the plan are notionally invested in mutual funds or other investments available in the market.

        Under the Executive Nonqualified Excess Plan, participants are 100% vested in their elected deferrals at all times and become 100% vested in Company contributions upon attainment of age 55, a change of control, or the participant's death or disability. Company contributions vest on a graded schedule beginning with 20% after a participant has completed three years of service, and 20% in each year thereafter until the participant is 100% vested after completing seven years of service. Distributions will occur upon the earliest of (a) a participant's separation from service, (b) the disability of a participant, (c) the death of a participant, (d) a change in control event, or (e) an unforeseeable emergency. In certain instances, a participant may designate certain deferrals as "in-service" or "education" credits, which would permit the participant to receive a distribution of such amount on a specified date. Plan assets are held within a rabbi trust and the Company is restricted from accessing the assets.

Potential Payments Upon Termination or Change in Control

        Each of our named executive officers, other than Messrs. McGill and Levy, is entitled to receive certain benefits upon a qualifying termination of employment. Messrs. McGill and Levy are not entitled to receive any severance benefits upon a termination of employment. The benefits that Messrs. Stagner, Fendrich and Black are entitled to receive upon a termination of employment are set forth in their employment agreements. The Company does not maintain a severance plan.

        Each named executive officer is also entitled to accelerated vesting of all or a portion of his Class B Units in connection with a change of control. As described above, the unvested portion of the Class B-1 Units fully vests immediately prior to a change of control or, if earlier, immediately prior to the completion of an initial public offering. The Class B-2, B-3 and B-4 Units vest in their entirety immediately prior to a change of control or, if earlier, the Lock-up Expiration Date, if the return on investment to the JWC Investors meets or exceeds certain established performance thresholds.

Potential Payment Upon Termination or Change in Control

Named Executive Officer	Benefit	Change of Control ($)(d)	Without Cause or For Good Reason ($)(e)	Non-Renewal (by Company) ($)(e)	Death ($)(e)	Disability ($)(e)
R. Stephen Stagner	Cash Severance(a)	—	$600,000	$600,000	$600,000	$240,000
	Acceleration of Equity(b)	$0	$0	$0	$0	$0
	Health/Welfare(c)	—	$17,200	$17,200	—	$17,200
Stephen G. Fendrich	Cash Severance(a)	—	$325,000	$243,750	$325,000	$130,000
	Acceleration of Equity(b)	$0	$0	$0	$0	$0
	Health/Welfare(c)	—	$11,466	$8,600	—	$11,466
James R. Black	Cash Severance(a)	—	$428,250	$428,250	$428,250	$171,300
	Acceleration of Equity(b)	$0	$0	$0	$0	$0
	Health/Welfare(c)	—	$17,200	$17,200	—	$17,200
George W. McGill	Cash Severance(a)	—	—	—	—	—
	Acceleration of Equity(b)	$0	$0	$0	$0	$0
	Health/Welfare(c)	—	—	—	—	—
Bruce Levy	Cash Severance(a)	—	—	—	—	—
	Acceleration of Equity(b)	$0	$0	$0	$0	$0
	Health/Welfare(c)	—	—	—	—	—

(a)
The cash severance for Messrs. Stagner, Fendrich and Black is determined under their respective employment agreements. The amounts in the table above do not include any annual bonus that was earned by its terms as of the last day of the 2010 fiscal year. For a description of the employment agreements for Messrs. Stagner, Fendrich and Black, please see below.

(b)
Each tranche of the Class B Units contains different vesting and acceleration terms. Any unvested portion of the Class B-1 Units fully vests immediately prior to a change of control or, if earlier, immediately prior to the closing of an initial public offering. The Class B-2, B-3 and B-4 Units vest in their entirety immediately prior to a change of control or, if earlier, the Lock-up Expiration Date, if certain specified returns are achieved by the JWC Investors. No amounts have been included in this table with respect to the acceleration of the Class B Units because the holders of such units would not have been entitled to receive any value or payments with respect to such units had a change of control occurred on the last day of the 2010 fiscal year.

(c)
These figures are based upon COBRA premium rates for medical and dental coverage in effect at the end of fiscal 2010.

(d)
Neither the employment agreements nor the offer letters provide for payment of benefits solely in the event of a change of control. However, the terms of the Class B Units provide for an acceleration of equity if certain conditions are met. Please see footnote (b) above for additional information.

(e)
For a discussion of each named executive officer's benefits in the event of a termination of employment due to the reason specified in the heading of each column, please see below. With respect to a termination due to disability, Messrs. Stagner, Fendrich and Black are, pursuant to their employment agreements, entitled to continuation of disability insurance coverage to the extent necessary to continue benefits that the executive became entitled to receive prior to the termination of his employment with the Company. These benefits have not been quantified for purposes of this table.

Termination by the Company for Cause or Resignation by Executive Without Good Reason

        Upon termination of employment by Messrs. Stagner, Fendrich or Black other than for good reason, or by the Company for cause, each named executive officer is only entitled to receive earned but unpaid base salary and any accrued and unpaid benefits pursuant to our employee benefit plans or programs in which the executive participates on the executive's last day of employment ("Accrued Compensation").

Termination by Company Without Cause or Resignation by Executive for Good Reason

        In accordance with the employment agreements of Messrs. Stagner, Fendrich and Black, if a named executive officer's employment is terminated without cause (as such term is defined in their respective agreements) or the named executive officer terminates his employment for good reason (as such term is defined in their respective agreements), then the named executive officer is, subject to his compliance with post-termination obligations relating to confidentiality, intellectual property, non-competition and non-solicitation, entitled to the following:

  •
  For Messrs. Stagner and Black:

  •
  Eighteen (18) months salary continuation;

  •
  Eighteen (18) months continuation of medical and dental coverage;

  •
  If such termination or resignation is on or after the last day of any fiscal year for which a bonus is payable, the amount of such bonus ("Accrued Bonus Payment"); and

  •
  Accrued Compensation.

  •
  For Mr. Fendrich:

  •
  Twelve (12) months salary continuation;

  •
  Twelve (12) months continuation of medical and dental coverage (unless and until he becomes covered by another employer's medical and dental plans);

  •
  Accrued Bonus Payment; and

  •
  Accrued Compensation.

Termination Due to Death or Disability

        Upon termination of Messrs. Stagner, Fendrich or Black's employment due to death, the estate of such named executive officer will be entitled to the executive's Accrued Compensation and Accrued Bonus Payment.

        In addition, if Messrs. Stagner, Fendrich, or Black's employment is terminated due to death, his estate will also be entitled to eighteen (18) months salary continuation in the cases of Messrs. Stagner or Black and twelve (12) months salary continuation in the case of Mr. Fendrich.

        Upon termination due to disability, Messrs. Stagner, Fendrich and Black will each be entitled to Accrued Compensation, Accrued Bonus Payment, and to the following amounts:

  •
  Salary continuation (less the amount that the executive receives pursuant to any Company-sponsored long-term disability insurance policy) for eighteen (18) months for Messrs. Stagner and Black and twelve (12) months for Mr. Fendrich;

  •
  Premiums for medical and dental coverage for eighteen (18) months for Messrs. Stagner and Black and twelve (12) months for Mr. Fendrich; and

  •
  Continuation of disability insurance coverage to the extent necessary to continue benefits that the executive became entitled to receive prior to the termination of his employment with the Company.

Termination Due to Non-Renewal of Term

        The employment agreements of Messrs. Stagner, Fendrich, and Black provide that the term of their employment will be automatically extended for subsequent one-year terms, unless three (3) months notice of non-renewal is provided by either the Company or the named executive officer. If the named executive officer provides such notice to us, he is only entitled to Accrued Compensation. However, if the Company provides such notice to the named executive officer, the named executive officer is entitled to the following:

  •
  Messrs. Stagner and Black are entitled to the benefits to which they would be entitled if the Company terminated such executive's employment without cause, or if they resigned for good reason, as described above in "Termination by Company Without Cause or Resignation by Executive for Good Reason".

  •
  Mr. Fendrich is entitled to the following benefits:

  •
  Nine (9) months salary continuation;

  •
  Nine (9) months continuation of medical and dental coverage (unless and until he becomes covered by another employer's medical and dental plans);

  •
  Accrued Bonus Payment; and

  •
  Accrued Compensation.

Restrictive Covenants

        Under the terms of their respective agreements and offer letters, each named executive officer has agreed to confidentiality obligations during and after employment. Under their employment agreements and offer letters, each named executive officer has agreed to the following:

  •
  Messrs. Stagner and Black have agreed to non-competition and non-solicitation obligations for eighteen (18) months following employment termination.

  •
  Messrs. Fendrich, McGill and Levy have agreed to non-competition and non-solicitation obligations for twelve (12) months following employment termination.

Director Compensation

        In fiscal 2010, none of our directors received any compensation for their services on our board of directors, other than Mr. Tinsey, who was paid a cash fee of $14,451. Gary T. Fazio, former chief executive officer of the Company, served as a director on our board until his resignation, effective July 8, 2010. During this time, pursuant to the terms of his employment agreement with the Company, Mr. Fazio received compensation and benefits in an amount equal to $231,106 for his services to the Company in his capacity as an employee of the Company. He did not receive any compensation in respect of his service as a director of the Company.

        Our board of directors is currently evaluating annual compensation for non-employee directors and expects to make a determination shortly following the completion of this offering. Non-employee independent directors will have the opportunity under our Omnibus Plan (as defined below) to receive their compensation in the form of shares of our common stock, instead of cash, if they choose to do so. Except for reimbursement for reasonable travel expenses relating to attendance at board and committee meetings, employee directors and directors affiliated with J.W. Childs are not compensated for their services as directors.

Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan

        Our board of directors has adopted an incentive plan named the Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan, or the "Omnibus Plan." Our board has approved awards of stock options to our employees with respect to an aggregate of 1,247,553 shares of our common stock to be granted and effective immediately following the pricing of this offering. These grants have an exercise price equal to the public offering price and will be made pursuant to the form of award agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part. The grants to named executive officers in connection with the pricing of this offering (which are included in the aggregate number above) are comprised of the following grants: Mr. Stagner will receive a stock option to acquire 173,940 shares of common stock, Messrs. Black and Fendrich will each receive a stock option to acquire 86,970 shares of common stock, Mr. Levy will receive a stock option to acquire 35,295 shares of common stock, and Mr. McGill will receive a stock option to acquire 26,021 shares of common stock. One-half of each stock option granted to our employees, including our named executive officers, in connection with the pricing of this offering will be subject to a five-year time-based vesting schedule, while the remaining one-half of the stock option will be subject to a four-year performance-based vesting schedule, with such performance vesting based on specified stock price increase targets, as set forth in the option award agreements evidencing the grant of such stock options.

        Following the completion of this offering, all additional equity-based awards will be granted by the Company under the Omnibus Plan.

        The following summary describes what we consider to be the material terms of the Omnibus Plan. This summary is not a complete description of all provisions of the Omnibus Plan. You are encouraged to read the full text of the Omnibus Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Plan Administration.    The Omnibus Plan will be administered by the Board Compensation Committee and any delegates thereof.

        Authorized Shares.    Subject to adjustment, the maximum number of shares of common stock that may be delivered in satisfaction of awards under the Omnibus Plan is 4,206,000 shares. Shares of common stock to be issued under the Omnibus Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by the Company. Any shares of common stock underlying awards that are settled in cash or otherwise expire or become unexercisable without having been exercised or that are forfeited to or repurchased by the Company as a result of not having vested, or that are withheld by the Company in payment of the exercise price of an award or in satisfaction of tax withholding obligations, will again be available for issuance under the Omnibus Plan.

        Individual Limits.    The maximum number of shares of common stock for which stock options may be granted and the maximum number of shares of common stock subject to stock appreciation rights that may be granted to any person in any calendar year is each 500,000 shares. The maximum number of shares of common stock subject to awards, other than stock options and stock appreciation rights, that may be granted to any person in any calendar year is 500,000 shares.

        Eligibility.    The Board Compensation Committee will select participants from among the key employees, directors, consultants and advisors of the Company or its affiliates who, in the opinion of the Board Compensation Committee, are in a position to make a significant contribution to our success, subject to certain limitations in the case of incentive stock option awards.

        Types of Awards; Vesting.    The Omnibus Plan provides for grants of stock options, restricted and unrestricted stock and stock units (including restricted stock units), performance awards, stock appreciation rights and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with an award under the Omnibus

Plan. The Board Compensation Committee will have the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

        Termination of Employment.    The Board Compensation Committee will determine the effect of termination of employment or service on an award.

        Performance Criteria.    The Omnibus Plan provides that grants of performance awards will be made subject to the achievement of "performance criteria" over a performance period, which may be one or more periods as established by the Board Compensation Committee. Performance criteria with respect to those awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) are limited to objectively determinable measures of performance relating to any, or any combination, of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): net sales; system-wide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes or before interest, taxes, depreciation and/or amortization or "EBITDA"); EBITDA as further adjusted by the Board Compensation Committee; economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; customer satisfaction; customer growth; employee satisfaction; supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); points of distribution; gross or net store openings; sales per store; advertising expense to sales percentage; change in customer traffic; cost per customer traffic image; occupancy cost per square foot of leased premises; occupancy cost to sales percentage; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; and recruiting and maintaining personnel.

        To the extent consistent with the requirements of Section 162(m), the Board Compensation Committee may establish, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

        Corporate Transactions.    In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company's assets or a dissolution or liquidation of the Company, the Board Compensation Committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, or for the accelerated vesting or delivery of shares under awards, in each case on such terms and with such restrictions as it deems appropriate. Except as otherwise provided in an award agreement or the Omnibus Plan, awards not assumed will terminate upon the consummation of such corporate transaction.

        Adjustment.    In the event of certain changes in the Company's capital structure, the Board Compensation Committee shall make appropriate adjustments to the maximum number of shares that may be delivered under the Omnibus Plan and the individual limits included in the Omnibus Plan, and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change in the Company's capital structure. The Board Compensation Committee may also make the types of adjustments described above to take into account events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

        Amendment and Termination.    The Board Compensation Committee is able to amend the Omnibus Plan or outstanding awards, or terminate the Omnibus Plan as to future grants of awards, except that the Board Compensation Committee is not, without the participant's consent, able to alter the terms of an award if it would affect materially and adversely a participant's rights under the award. Shareholder approval is required for any amendment that would reduce the exercise price of any outstanding option or constitute a repricing that requires shareholder approval under the NASDAQ rules.

Mattress Firm Holding Corp. Executive Annual Incentive Plan

        Our board of directors has adopted the Mattress Firm Holding Corp. Executive Annual Incentive Plan, or the "Annual Plan." Starting with our 2012 fiscal year, annual award opportunities for certain key employees, including our named executive officers, will be granted under the Annual Plan. The following summary describes what we consider to be the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan. You are encouraged to read the full text of the Annual Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Administration.    The Annual Plan will be administered by the Board Compensation Committee.

        Eligibility.    Executive officers and other key employees of the Company and its affiliates will be selected from time to time by the Board Compensation Committee to participate in the Annual Plan.

        Awards.    Award opportunities under the Annual Plan will be granted by the Board Compensation Committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the Board Compensation Committee). The Board Compensation Committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms as the Board Compensation Committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify.

        Performance Criteria.    Awards under the Annual Plan will be made based on, and subject to achieving, "performance criteria" established by the Board Compensation Committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any, or any combination, of the performance criteria set forth above under "—Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan—Performance Criteria."

        To the extent consistent with the requirements of Section 162(m), the Board Compensation Committee may establish, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

        Payment.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied under the award. Following the close of the performance period, the Board Compensation Committee will determine (and, to the extent required by Section 162(m), certify) as to whether and to what extent the applicable performance criteria have been satisfied. The Board Compensation Committee will then determine the actual payment, if any, under each award.

        Payment Limits.    The maximum payment to any participant under the Annual Plan for any fiscal year will in no event exceed $3,000,000.

        Amendment and Termination.    The Board Compensation Committee may amend or terminate the Annual Plan at any time, provided that any amendment will be approved by the Company's stockholders if required by Section 162(m).

Changes to Compensation Approach Post-IPO

        As noted above, our board of directors has retained Pearl Meyer, an independent compensation consulting firm, to advise on certain aspects of executive compensation as part of our IPO planning. In addition to the recommendations relating to the terms of the equity awards to be granted under our Omnibus Plan, Pearl Meyer developed, and our board approved, a peer group of companies against which to assess the following key components of our named executive officers' compensation following this offering: base salary, annual cash bonus and long-term incentives.

        We may determine to have the compensation consultant provide market data on this peer group of companies on an annual basis. We expect that our Board Compensation Committee will review this peer group at least annually to ensure that it is appropriate, reflective of our company size and includes the companies against which we compete for executive talent. We expect that our Board Compensation Committee will review market data and other information in light of the compensation we offer to help ensure that our compensation program is competitive. Our Board Compensation Committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process. While we anticipate that we will take a more systematic approach to reviewing competitive data on executive compensation levels and practices, we expect to continue to apply the compensation philosophies and strategies that we believe are appropriate for our business, and that focus more on long-term and performance-based incentive compensation than on fixed compensation.

RELATED PARTY TRANSACTIONS

Management Agreement with J.W. Childs

        J.W. Childs provides financial and strategic corporate planning services and other management consulting services to us pursuant to the terms of a management agreement dated January 18, 2007, as amended on March 20, 2009, or the "Management Agreement." Under the Management Agreement, we pay an annual management fee of $360,000, payable to J.W. Childs in equal monthly cash installments. We incurred $490,000, $418,232, $494,438 and $262,838 in paid or accrued reimbursement expenses and management fees and interest thereon with respect to fiscal 2008, 2009 and 2010 and the twenty-six weeks ended August 2, 2011, respectively. The management fee payments are deferred, bearing interest at 16% per annum, compounded quarterly and accruing daily in arrears until the first day that we pay the interest due under the 2009 Loan Facility in cash rather than in kind. These deferred management fees become immediately due and payable by us on the earlier of (a) the first day on which we have made aggregate principal payments of $15 million or more under the 2009 Loan Facility and (b) the end of the first 365-day period in which we have paid all interest due under the terms of the 2009 Loan Facility in cash rather than in kind. We expect to terminate the management agreement upon the consummation of this offering and our payment of $1.4 million (consisting of accrued management fees and interest thereon of $1.0 million as of August 2, 2011 and a termination fee of $0.4 million), which we expect will be paid from the proceeds of this offering.

        We also reimburse J.W. Childs and its controlled investment funds on demand for all expenses arising out of the services provided under the management agreement, our debt restructuring in March 2009, and J.W. Childs' equity investments in us. We indemnify J.W. Childs, its controlled investment funds and each of their respective affiliates for damages that they suffer in connection with providing the consulting services to us.

        On October 25, 2011, we entered into an agreement with J.W. Childs to terminate the Managment Agreement upon the completion of the offering.

Equity Support Agreement with J.W. Childs

        In connection with the negotiation of the 2009 Loan Facility in March 2009, J.W. Childs entered into an equity support letter, or the "Equity Support Agreement," with us, Mattress Holdings, Mattress Intermediate and the administrative agent, pursuant to which J.W. Childs agreed to make equity investments of up to $17.0 million in us (directly or indirectly) under certain terms and conditions described in the Equity Support Agreement, including a breach by Mattress Intermediate of the financial ratio covenants contained in the 2007 Senior Credit Facility. As of the date of this prospectus, no equity investments have been made pursuant to the Equity Support Agreement.

        On November 4, 2011, the Equity Support Agreement was amended to terminate upon the conversion or payment of the entire amount outstanding under the PIK Notes, including all accrued and unpaid interest thereon.

Registration Rights Agreement

        We expect that certain indirect holders of our equity immediately prior to this offering will become party to a registration rights agreement with us. Pursuant to the agreement, J.W. Childs, which indirectly owns an aggregate of 17,223,149 shares of our common stock, will have a right to require us to register its shares under the Securities Act after expiration of the lock-up agreements described under "Shares Eligible for Future Sale." In addition, the holders of all of the remaining shares of our outstanding common stock who will become parties to the registration rights agreement will be entitled to include their shares of common stock in any such registrations, subject to the ability of the underwriters to limit the number of shares included under certain circumstances. We will be obligated to pay all fees, costs and expenses of any such registration, other than underwriting discounts and commissions.

PIK Notes

        On January 28, 2008, February 27, 2008, May 20, 2009 and June 22, 2009, we entered into agreements pursuant to which we issued 12% payment-in-kind notes in aggregate principal amounts of $7,000,000, $1,901,082, $17,100,875 and $2,219,313, respectively, to certain investors. Certain members of our management and investment funds associated with J.W. Childs and Neuberger Berman Group, LLC, respectively, were parties to one or more of these agreements. Each such group of affiliated funds holds in excess of 10% or more of the outstanding units of Mattress Holdings, LLC, our direct parent. The PIK Notes bear interest at a rate of 12% per annum. Accrued interest is payable annually or semiannually, as applicable, with each such interest payment to be made through the addition of such interest amount to the outstanding principal amount of the PIK Notes. The PIK Notes mature at various times from October 24, 2012 through March 19, 2015. The proceeds from the issuance of the PIK Notes were contributed to the capital of Mattress Holding and used by Mattress Holding for various purposes, including a strategic acquisition, to increase the permitted capital expenditures limitation under the 2007 Senior Credit Facility, and as an equity cure under the covenant requirements of the 2007 Senior Credit Facility. As of August 2, 2011, there was an aggregate of $55.2 million in principal and accrued interest of the PIK Notes outstanding.

        On August 10, 2011, the terms of the PIK Notes were amended by action of the required percentage of the holders thereof in order to provide for, among other things, certain conversion and repayment rights for holders of the PIK Notes and a mandatory conversion or payoff feature in connection with the consummation of this offering. See "Description of Certain Indebtedness—PIK Notes—General." An aggregate amount of $50.8 million in principal and accrued interest (as of August 2, 2011) of the outstanding PIK Notes will be converted into shares of our common stock at a price per share equal to the initial public offering price. If the underwriters exercise in full the over-allotment option, the remaining $4.4 million in principal and accrued interest (as of August 2, 2011) of the outstanding PIK Notes held by individuals and entities who have so elected will be repaid with the proceeds of this offering substantially concurrent with the closing of the over-allotment option. If the over-allotment option is exercised in part or not exercised at all, all remaining PIK Notes will be converted into shares of our common stock at a price per share equal to the closing price of our common stock on the 30th day after the date of the underwriting agreement for this offering (in the case of a partial or no exercise of the over-allotment option).

        As an aggregate amount of $52.4 million in principal and accrued interest of the outstanding PIK Notes (as of August 2, 2011) is held by investment funds associated with J.W. Childs and Neuberger Berman Group, LLC and certain members of our management, the transactions noted above will result in the following issuance of shares of our common stock or cash payments to such individuals and entities:

Name of Person or Entity:	Number of Shares(1):
Funds associated with J.W. Childs	2,395,076
Funds associated with Neuberger Berman Group, LLC	397,808
James R. Black	20,580
Kenneth E. Murphy III	876
Karrie Forbes	4,143

(1)
Based on an assumed offering price of $18.00 per share (the mid-point of the price range set forth in the cover of this prospectus).

Name:	Over-Allotment Option Exercised in Full— Payoff Amount (in thousands)(1):	Over-Allotment Option Exercised in Part or Not Exercised or Fully Exercised Over-Allotment Option Not Consummated— Number of Shares(2):
R. Stephen Stagner	$1,407	78,162
Matthew Forbes(3)	$15	851

(1)
Principal and accrued interest of the outstanding PIK Notes (as of August 2, 2011).

(2)
Based on an assumed offering price of $18.00 per share (the mid-point of the price range set forth in the cover of this prospectus). The actual price per share will be equal to the closing price of our common stock on the 30th day after the date of the underwriting agreement for this offering (in the case of a partial or no exercise of the over-allotment option) or the day when the fully exercised over-allotment option fails to be consummated (in the case of a failure to consummate the fully exercised over-allotment option).

(3)
Mr. Forbes is Ms. Forbes's husband.

Convertible Notes

        On July 19, 2011, Mattress Firm Holding Corp. issued 12% convertible notes due July 18, 2016 in an aggregate principal amount of $40.2 million, of which $35.4 million and $4.8 million in aggregate principal amount were issued to funds associated with J.W. Childs and Neuberger Berman Group, LLC, respectively, and $0.1 million in aggregate principal amount was issued to Karrie Forbes, our Vice President of Marketing, and Matthew Forbes, Ms. Forbes's husband. The proceeds from the issuance of the Convertible Notes were used to repay a portion of the principal, plus accrued interest, of loans extended under the 2009 Loan Facility and for general corporate purposes. Upon the consummation of this offering, the Convertible Notes will automatically convert into shares of our common stock at a price per share equal to the initial public offering price. As a result, funds associated with J.W. Childs and Neuberger Berman Group, LLC will receive 1,971,778 and 267,589 shares of our common stock, respectively, and Mr. and Ms. Forbes will receive 2,788 shares of our common stock, in each case based on an assumed offering price of $18.00 per share (the mid-point of the price range set forth in the cover of this prospectus).

Future Relationship

        Upon completion of this offering, investment funds associated with J.W. Childs will indirectly own 64.3% of our outstanding common stock through their equity interest in Mattress Holdings, LLC. We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the "lock-up" agreements described under "Shares Eligible for Future Sale" and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents. For as long as J.W. Childs continues to directly or indirectly own shares of common stock representing more than 50% of the voting power of our common stock, J.W. Childs will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, these entities will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them.

        J.W. Childs and its affiliates are not subject to any contractual obligations to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Barclays Capital Inc. and UBS Securities LLC. Except for this period, there can be no assurance as to the period of time during which J.W. Childs will maintain its ownership of our common stock following the offering.

Franchise Agreement

        On December 5, 2007, the Company entered into a franchise agreement for the operation of franchise stores in Hilton Head, South Carolina with Adam Fazio, the son of Gary T. Fazio, an indirect equityholder and former chief executive officer of the Company. The franchisee subleases a store location from the Company and pays sub-lease rentals in amounts equal to the lease rentals. The Company remains primarily liable for future lease commitments on the subleased location. The lease extends through November 30, 2017 and the aggregate future sublease rentals and lease commitments were $1.7 million at February 1, 2011. The Company earned franchise fees and royalties in the amount of approximately $62,000, $88,000 and $141,000 during fiscal 2008, 2009 and 2010, respectively, and had outstanding receivables from the franchisee of approximately $20,000 and $10,000 at February 2, 2010 and February 1, 2011, respectively.

Related Person Transactions Policy

        In accordance with the charter of our audit committee, which will become effective upon the closing of this offering, and our policy with respect to related person transactions, which our board of directors (acting through our audit committee) will adopt prior to the closing of this offering, our audit committee will be responsible for reviewing and approving related person transactions.

        The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) where the aggregate amount involved will, or may be expected to, exceed $120,000 in any calendar year, and where we (or our subsidiaries) are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any person who is, or at any time since the beginning of our fiscal year was, a director or executive officer of the company, or a nominee for director or executive officer of the company; (2) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; (3) any immediate family member of the foregoing persons and (4) any firm, corporation or other entity in which any of the foregoing persons has a position or relationship, or in which such person, together with his or her immediate family members, has a 10% or greater beneficial ownership.

        In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related person transactions will require our audit committee to consider, among other factors it deems appropriate:

  •
  the benefits to the Company;

  •
  the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship;

  •
  the availability of other sources for comparable products or services;

  •
  the terms of the transaction; and

  •
  the terms available to unrelated third parties or to employees generally.

        The audit committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the audit committee determines in good faith.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

2007 Senior Credit Facility

General

        On January 18, 2007, Mattress Holding, an indirect subsidiary of the issuer, entered into a credit agreement with UBS Securities LLC and certain affiliates and other lenders for a senior secured term loan and revolving credit facility, which was amended and restated on February 16, 2007 (as amended and restated, the "2007 Senior Credit Facility"). As of August 2, 2011, the 2007 Senior Credit Facility consisted of (i) a $240.0 million term loan facility maturing in January 2014 and (ii) a $25.0 million revolving credit facility maturing in January 2013, which includes a $15.0 million letter of credit subfacility and a $5.0 million swingline loan subfacility. As of August 2, 2011, there was an aggregate of $229.3 million of term loan borrowings outstanding under the 2007 Senior Credit Facility, which is net of an unamortized debt discount of $0.4 million. As of August 2, 2011, there were no outstanding borrowings under the revolving portion of the 2007 Senior Credit Facility and there was approximately $1.0 million in outstanding letters of credit. In addition, we may, under certain circumstances and subject to receipt of additional commitments from existing lenders or other eligible institutions, request additional term loan tranches up to an aggregate amount of $10.0 million. On June 28, 2011, Mattress Holdings entered into an amendment to the 2007 Senior Credit Facility to, among other things, provide greater flexibility to make capital expenditures and to remove the negative covenant limiting the amount of base-rent expense associated with leased properties.

Interest Rate and Fees

        Borrowings under the 2007 Senior Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (i) the corporate base rate of interest established by the administrative agent and (ii) the federal funds effective rate from time to time plus 0.50%, or (b) LIBOR determined by reference to the costs of funds for deposits for the interest period relevant to such borrowing adjusted for certain additional costs.

        The applicable margin percentages for term loans are 1.25% for base rate loans and 2.25% for LIBOR loans. The applicable margin percentages for revolving loans are based upon our total leverage ratio and vary from 1.25% to 1.75% for base rate loans and from 2.25% to 2.75% for LIBOR loans. As of August 2, 2011, the applicable margin percentage for revolving loans was 1.25% for base rate loans and 2.25% for LIBOR loans, and as of that date no such loans were outstanding. Swingline loans bear interest at an interest rate equal to the interest rate for base rate loans, and as of August 2, 2011, no such borrowings were outstanding. On the last day of each quarter, we also pay a commitment fee (payable in arrears) in respect of any unused commitments under the revolving credit facility, subject to adjustment based upon the level of the total leverage ratio, which varies from 0.375% to 0.50%. As of August 2, 2011, the commitment fee was 0.375%.

Amortization of Term Loans

        The term loan facility requires scheduled quarterly payments of approximately $599,000, with the balance due at maturity on January 18, 2014. The quarterly payments are subject to reduction as a result of Mandatory Prepayments discussed below.

Mandatory and Optional Prepayments

        The 2007 Senior Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% of our annual excess cash flow as may be reduced to a minimum of 25% based upon the total leverage ratio (as of February 1, 2011 such percentage had been reduced to 25%) is payable 120 days after the end of our fiscal year;

  •
  100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions;

  •
  100% of the net cash proceeds of any incurrence of certain debt, other than debt permitted under the 2007 Senior Credit Facility; and

  •
  100% of the net cash proceeds from specified issuance of preferred equity securities.

        The foregoing mandatory prepayments will be applied first to the next four scheduled quarterly payments on the term loan facility in direct order of maturity, and second to the remaining quarterly payments on the term loan facility on a pro rata basis.

        In addition, we may voluntarily repay outstanding loans under the 2007 Senior Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Collateral and Guarantees

        The 2007 Senior Credit Facility entered into by Mattress Holding is guaranteed by, subject to certain exceptions, Mattress Holding's immediate parent entity, Mattress Holdco, and by each of the existing and future subsidiaries of Mattress Holding. All obligations under the 2007 Senior Credit Facility, and the guarantees of those obligations, are secured by substantially all of the existing and future property and assets of Mattress Holding and the guarantors under the 2007 Senior Credit Facility, and by a pledge of Mattress Holdings' capital stock and the capital stock of, subject to certain exceptions, each of our domestic subsidiaries (and, if applicable, by up to 66% of the capital stock of any future first-tier controlled foreign subsidiaries of our U.S. subsidiaries) under the 2007 Senior Credit Facility.

Certain Covenants

        The 2007 Senior Credit Facility requires us to comply on a quarterly basis with the following financial covenants:

  •
  a maximum total leverage ratio; and

  •
  a minimum interest coverage ratio.

        These financial covenants are measured using, among other things, Adjusted EBITDA of Mattress Holding and its subsidiaries, as adjusted to include pro forma results of acquisitions. As of the fiscal quarter ended August 2, 2011, the terms of the 2007 Senior Credit Facility required that we maintain a total leverage ratio of no more than 4.00:1 and a minimum interest coverage ratio of 2.70:1. As of August 2, 2011, we were in compliance with these financial covenants. The total leverage ratio financial covenant and the minimum interest coverage ratio financial covenant each become more restrictive over time, and will require that Mattress Holding maintain a total leverage ratio of no more than 3.50:1 and a minimum interest coverage ratio of 3.0:1 as of the end of fiscal 2011.

        The 2007 Senior Credit Facility limits the permitted capital expenditures of Mattress Holding and its subsidiaries to $35 million for fiscal 2011 and $40 million for each of fiscal 2012 and 2013. The permitted limit may be increased for any year by the amount of equity capital that is contributed to

Mattress Holding during the year and designated for that purpose. In addition, if the aggregate amount of capital expenditures made in any year are less than the permitted amount, the amount of the shortfall in that year may increase the permitted amount of capital expenditures for the immediately succeeding (but not any other) year.

        Subject to certain limitations and restrictions, we have the ability to exercise equity cure rights, which allow the inclusion of capital contributions made to Mattress Holdings in the results of its operations for the purpose of measuring the maximum total leverage ratio and minimum interest coverage ratio. We maintained compliance with financial covenants for the fiscal quarter ended February 3, 2009, through the exercise of an equity cure right that involved us making a capital contribution to Mattress Holding in the amount of approximately $16.9 million on March 20, 2009.

        In addition, the 2007 Senior Credit Facility includes negative covenants that on and after the closing date will, subject to significant exceptions, limit the ability of Mattress Holding, its immediate parent entity, Mattress Holdco, and by each of the existing and future subsidiaries of Mattress Holding to, among other things:

  •
  incur indebtedness;

  •
  create liens;

  •
  engage in mergers or consolidations;

  •
  sell assets (including pursuant to sale and leaseback transactions);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  make investments, acquisitions, loans or advances;

  •
  make capital expenditures (as described above);

  •
  repay, pay or redeem certain indebtedness;

  •
  engage in certain transactions with affiliates;

  •
  enter into agreements limiting subsidiary distributions;

  •
  enter into agreements limiting the ability to create liens;

  •
  amend material agreements governing certain indebtedness; and

  •
  change our lines of business.

        The 2007 Senior Credit Facility includes certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, the invalidity of material provisions of the 2007 Senior Credit Facility documentation, actual or asserted failure of the guarantees or security documents for the 2007 Senior Credit Facility, and a change of control.

2009 Loan Facility

General

        On January 18, 2007, Mattress Holding entered into a financing agreement with a group of institutional investors for a senior subordinated loan facility for term borrowings in the original amount of $120.0 million. The institutional investors also own equity interests in Mattress Holdings, LLC. The financing agreement was amended on February 16, 2007, which included a prepayment of the original borrowing in the amount of $40.0 million (the "2007 Subordinated Loan Facility"). The 2007 Subordinated Loan Facility was originally guaranteed by each existing subsidiary of Mattress Holding and its immediate parent, Mattress Holdco. On March 20, 2009, Mattress Intermediate, a direct subsidiary of the issuer offering stock hereby, and an indirect parent of Mattress Holding, assumed all obligations of Mattress Holding in respect of the 2007 Subordinated Loan Facility, including accrued interest through such date, and the obligations and guarantees of Mattress Holding, Mattress Holdco and their respective subsidiaries were released and discharged. In connection therewith, the 2007 Subordinated Loan Facility was amended and restated. The amended and restated facility is referred to in this prospectus as the "2009 Loan Facility." As of August 2, 2011, there was an aggregate of $80.9 million outstanding under the 2009 Loan Facility, which is net of an unamortized debt discount of $3.5 million.

Interest Rate

        Effective March 20, 2009, borrowings under the 2009 Loan Facility bear interest at 16% per annum. Accrued interest is payable quarterly. Prior to April 2014, we may elect, in lieu of payment of interest in cash, to pay up to all of the interest due and payable on any interest payment date by adding such interest to the principal amount of the loans outstanding on such interest payment date.

Prepayments and Amortization

        The 2009 Loan Facility requires no principal payments prior to its maturity on January 18, 2015, except for mandatory quarterly principal payments on or after March 20, 2014 to the extent required to prevent the loan from being considered an "applicable high yield discount obligation" within the meaning of Internal Revenue Code.

        We are able to voluntarily prepay outstanding loans under the 2009 Loan Facility without premium or penalty. On July 19, 2011, we made a voluntary prepayment of $40.0 million on the 2009 Loan Facility, consisting of principal of $35.7 million and accrued interest of $4.3 million.

Collateral and Guarantees

        The 2009 Loan Facility, under which Mattress Intermediate is the obligor, is not guaranteed by any of our subsidiaries or parent entities. All obligations under the 2009 Loan Facility are unsecured.

Certain Covenants

        The 2009 Loan Facility does not contain any financial covenants. The 2009 Loan Facility contains covenants and restrictions similar to, but, other than as described below, no more restrictive than, the 2007 Senior Credit Facility.

        The 2009 Loan Facility includes certain customary representations and warranties, affirmative and negative covenants and events of default that include or are related to failure to comply with payment obligations, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, material judgments, the invalidity of material provisions of the 2009 Loan Facility documentation and defaults under the equity support letter between us, J.W. Childs Equity Partners III, L.P., and other parties thereto.

        The 2009 Loan Facility also contains an affirmative covenant that requires Mattress Intermediate to make an offer to prepay the loans under the 2009 Loan Facility without premium or penalty in the event of a change of control.

PIK Notes

General

        At various times from October 24, 2007 through May 20, 2009, Mattress Firm Holding Corp. issued PIK Notes to certain equity investors of Mattress Holdings, LLC and affiliates of such equity investors. The proceeds from each separate issuance has been contributed to the equity of Mattress

Holding for various purposes. As of August 2, 2011, there was an aggregate of $53.0 million in principal amount of PIK Notes outstanding. The PIK Notes mature at various dates between October 24, 2012 and March 19, 2015. On August 10, 2011, the terms of the PIK Notes were amended by action of the required percentage of the holders thereof in order to provide for, among other things, certain conversion and repayment rights for holders of PIK Notes and a mandatory conversion or payoff feature in connection with the consummation of this offering. In particular, the holders of PIK Notes were given the option to elect, subject to the condition that this offering is consummated, to convert the PIK Notes held by them into shares of common stock upon consummation of the IPO, determined by dividing the entire unpaid principal amount of the PIK Notes held by such holders, plus any accrued and unpaid interest thereon through the closing date of this offering, by the per share offering price of common stock to the public to be sold in this offering. In the alternative, the holders of PIK Notes could elect, subject to the conditions that this offering is consummated and that the underwriters of this offering have validly exercised their over-allotment option in full, to have the outstanding unpaid principal of the PIK Notes held by such holders, together with any accrued but unpaid interest thereon through such consummation, be repaid in cash. In the event that this offering is consummated and (i) the underwriters of this offering validly exercise their over-allotment option, but only in part or (ii) the over-allotment option expires without having first been validly exercised in full, then, regardless of any election by the holder of the PIK Notes to be repaid in cash, the PIK Notes will be subject to a mandatory conversion into such number of shares of common stock as is determined by dividing (a) the sum of the outstanding principal and interest accrued thereon through and including the date of conversion by (b) the closing price on the date of conversion. In such an event, the conversion date will be the 30th day after the date of the underwriting agreement for this offering (in the case of a partial or no exercise of the over-allotment option). Any holders of PIK Notes who fail to make a valid election will be treated as if they have elected the cash repayment option described above.

Interest

        The PIK Notes bear interest at a rate of 12% per annum. Accrued interest is payable either annually or semiannually, as is applicable for each separate note issuance, with each such interest payment to be made through the addition of such interest amount to the outstanding principal amount of each of the PIK Notes.

Prepayment and Amortization

        The PIK Notes require no principal payments prior to their maturity. We are permitted to prepay the PIK Notes, in whole or in part, at anytime without premium or penalty. Amounts prepaid will be applied first to accrued interest and then to the repayment of the outstanding principal amounts of the PIK Notes.

Collateral and Guarantees

        The PIK Notes are not guaranteed by any of our subsidiaries or parent entities. All obligations under the PIK Notes are unsecured.

Certain Covenants and Events of Default

        The PIK Notes do not contain any financial covenants or restrictive covenants.

        The PIK Notes contain customary events of default, including payment default, covenant default, cross-defaults to certain indebtedness of the Company, certain events of bankruptcy, material judgments and a change of control of Mattress Holdings, LLC. If an event of default occurs, the holders of the PIK Notes will be entitled to take various actions, including the acceleration of all amounts due under the PIK Notes. As of February 1, 2011, affiliates of J.W. Childs held approximately 68% of the aggregate principal amount of the PIK Notes outstanding and, therefore, have control over certain actions regarding the PIK Notes if an event of default occurs.

Convertible Notes

General

        On July 19, 2011, Mattress Firm Holding Corp. issued 12% convertible notes due on July 18, 2016 in an aggregate principal amount of $40.2 million to certain equity investors of Mattress Holdings, LLC and affiliates of such equity investors. The proceeds from the issuance of the Convertible Notes were used to repay a portion of the principal, plus accrued interest, of loans extended under the 2009 Loan Facility and for general corporate purposes. Upon the consummation of this offering, the Convertible Notes will automatically convert into shares of our common stock at a price per share equal to the initial public offering price.

Interest

        The Convertible Notes accrue interest at an annual rate of 12%, payable annually on July 18 of each year. All interest is paid "in kind" rather than in cash, meaning that payments of interest are made as additions to the outstanding principal amount of the Convertible Notes. At the maturity date, all principal and accrued interest will be due and payable in cash.

Prepayment

        Mattress Firm Holding Corp. is permitted to prepay the Convertible Notes, in whole or in part, at any time without premium or penalty. Amounts prepaid will be applied first to accrued interest and then to the repayment of the outstanding principal amount of the Convertible Notes.

Events of Default

        All principal and accrued interest will become due and payable in full prior to maturity at the option of funds associated with J.W. Childs upon the occurrence of certain customary events of default, such as a failure by Mattress Firm Holding Corp. to observe the terms of the Convertible Notes or certain of its other debt obligations or a change in control of Mattress Firm Holding Corp., and will become automatically due and payable in full upon the occurrence of certain others, such as the bankruptcy or insolvency of Mattress Firm Holding Corp.

No Operating Covenants

        The Convertible Notes do not contain any financial or operating covenants on the part of Mattress Firm Holding Corp. As a result, Mattress Firm Holding Corp. and its subsidiaries will not, for example, be required to achieve any level of financial performance or be restricted from any type of operations or financial activities. As noted above, however, certain events, including defaults by Mattress Firm Holding Corp. on certain of its other debt obligations, would give rise to an event of default and the right of investment funds associated with J.W. Childs, as majority note holders, to accelerate the payment of principal and interest.

Notes Issued to Sellers of Acquired Businesses

        In connection with acquisitions, we had issued promissory notes to the sellers, or "Seller Notes," of the acquired businesses. The outstanding balance of Seller Notes of $5.4 million was prepaid in July 2011. Such notes bore interest at 8.0% and were payable in eight equal quarterly installments of principal and interest through November 2012.

PRINCIPAL STOCKHOLDERS

        Mattress Holdings, LLC is currently the record and beneficial owner of 100% of the Company's outstanding common stock. We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under "Shares Eligible for Future Sale" and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents. The following table sets forth information regarding beneficial ownership, as of August 2, 2011, of outstanding membership interests, or units, of Mattress Holdings, LLC by:

  •
  each person or group known to us to own more than 5% of the aggregate number of outstanding units;

  •
  each member of our board of directors and each of our named executive officers; and

  •
  all of our directors and executive officers and their affiliates as a group.

        As of August 2, 2011, the outstanding membership interests of Mattress Holdings, LLC consisted of 15,411 voting Class A Units, 610,985 vested non-voting Class B Units (comprised of Class B-1 Units granted in exchange for services provided to the Company and its subsidiaries) and 17,079,817 voting Class C Units. The table shows the beneficial ownership of each class of the units separately and the beneficial ownership based on the aggregate number of units, as well as the number of shares of our common stock corresponding to the equity interest in Mattress Holdings, LLC beneficially owned by the individuals and entities listed below immediately prior to and immediately following the completion of this offering.

        Unless otherwise indicated below, the address for each listed director, officer and unit holder is 5815 Gulf Freeway, Houston, Texas, 77023. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. For the beneficial ownership of the outstanding membership interests of Mattress Holdings, LLC and shares of our common stock prior to this offering, no effect was given to the vesting of additional Class B-1 Units as a result of the completion of this offering. Such additional Class B-1 Units are reflected in the column setting forth beneficial ownership immediately after the consummation of this offering, which reflects an aggregate of 925,937 Class B Units vested and outstanding. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see "Description of Capital Stock." For more information regarding our relationship with certain of the persons named below, see "Related Party Transactions."

	Mattress Holdings, LLC Units Beneficially Owned Prior to the Offering						Our Common Stock Beneficially Owned
	Class A Units		Class B Units(1)		Class C Units		Immediately Prior to Offering(2)		Immediately After Offering(3)
Name and Address of Beneficial Owner	#	%	#	%	#	%	#	%	#	%
Beneficial Owners of 5% or more of our units:
Investment funds associated with J.W. Childs(4)	10,433	67.70%	—	—	13,410,967	78.52%	17,223,149	76.89%	21,403,413	64.35%
Investment funds associated with Neuberger Berman Group, LLC(5)	2,000	12.98%	—	—	2,000,000	11.71%	2,568,864	11.47%	3,206,429	9.64%
Directors and Executive Officers:
James R. Black	219	1.42%	65,575	10.73%	250,581	1.47%	372,939	1.66%	401,712	1.21%
John W. Childs(6)	—	—	—	—	—	—	—	—	—	—
Stephen G. Fendrich	—	—	10,000	1.68%	—	—	2,811	*	71,742	*
David A. Fiorentino(6)	—	—	—	—	—	—	—	—	—	—
Bruce Levy	—	—	6,558	1.07%	—	—	5,125	*	12,586	*
George W. McGill	—	—	13,116	2.15%	—	—	10,250	*	12,587	*
R. Steve Stagner(7)	1,043	6.77%	98,360	16.10%	1,192,945	6.98%	1,608,347	7.18%	1,687,431	5.07%
Adam L. Suttin(6)	—	—	—	—	—	—	—	—	—	—
Frederick C. Tinsey III	—	—	11,441	1.87%	—	—	8,941	*	21,958	*
William E. Watts(6)	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)	1,262	8.19%	205,050	33.56%	1,443,526	8.45%	2,008,414	8.97%	2,208,016	6.64%

*
Indicates beneficial ownership of less than 1%.

(1)
All vested Class B Units are Class B-1 Units. Each holder of vested Class B-1 Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the grant date of the Class B-1 Units of such holder.

(2)
Reflects beneficial ownership of the shares of our common stock based on the holder's aggregate equity interest in Mattress Holdings, LLC, as determined pursuant to the Mattress Holdings, LLC organizational documents. The information presented in this column gives effect to the 227,058-for-one stock split effected on November 3, 2011 and assumes the liquidation of Mattress Holdings, LLC at an equity value based on an initial public offering price of $18.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus. Does not give effect to additional vesting of the Class B-1 Unit tranche as a result of the completion of this offering, and assumes no vesting of the Class B-2, B-3 and B-4 Unit tranches, held by management and certain other current and former employees. Whether such Class B-2, B-3 and B-4 Unit tranches vest or are forfeited will be determined on the Lock-up Expiration Date.

(3)
Based on the assumptions set forth under "Prospectus Summary—The Offering—Note Regarding Outstanding Shares and Beneficial Ownership." Includes shares of our common stock to be issued upon conversion of the PIK Notes and the Convertible Notes upon completion of this offering.

(4)
Represents 9,633 Class A Units and 12,753,081 Class C Units indirectly held by J.W. Childs Equity Partners III, L.P., a Delaware limited partnership, whose general partner is J.W. Childs Advisors III, L.P., and 799 Class A and 657,886 Class C Units indirectly held by JWC Fund III Co-Invest, LLC, a Delaware limited liability company, whose managing member is J.W. Childs Associates, L.P. J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC hold their interest in the Class A Units and Class C Units through J.W. Childs Mattress Holdings, LLC, a limited liability company managed by J.W. Childs Associates, Inc. Voting and investment control of each of J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC is held by J.W. Childs Associates, Inc. Each of the J.W. Childs entities referenced above disclaims beneficial ownership of any securities other than the securities directly held by such entity.

(5)
Represents 1,713 Class A Units and 1,712,888 Class C Units held by NB Co-Investment Partners LP, a Delaware limited partnership ("NB Partners"), 44 Class A Units and 44,438 Class C Units held by NB Co-Investment Group LP, a Delaware limited partnership ("NB Group"), 63 Class A Units and 62,674 Class C Units held by Co-Investment Capital Partners LP, a Delaware limited partnership ("Capital Partners" and, together with NB Partners and NB Group, the "NBCIP Entities") and 180 Class A Units and 180,000 Class C Units held by NB Fund of Funds XVIII—Co-Investment Holding LP, a Delaware limited partnership ("NB Fund XVIII"). The investment and voting control of the securities held by each of the NBCIP Entities is exercised by its investment committee, which is composed, in each case, of the following individuals: Messrs. John Buser, Michael Kramer, John Massey, David Morse Michael Odrich, David Stonberg, Brian Talbot, Anthony Tutrone, Brien Smith and Peter von Lehe. The investment and voting control of the securities held by NB Fund XVIII is exercised by its investment committee, which is composed of the following individuals: Messrs. Hobby Abshier, John Buser, Joseph Malick, John Massey, Jonathan Shofet, Brien Smith, David Stonberg, Anthony Tutrone and Peter Von Lehe. The general partner of each of the NBCIP Entities and NB Fund XVIII and the individuals on the foregoing investment committees disclaim beneficial ownership of these securities.

(6)
Messrs. Childs, Fiorentino, Suttin and Watts are employees of J.W. Childs and, by virtue of this and the relationships described in note (4) above, may be deemed to share voting and dispositive power with respect to the 9,633 Class A Units and 12,753,081 Class C Units held by J.W. Childs Equity Partners III, L.P., a Delaware limited partnership, whose general partner is J.W. Childs Advisors III, L.P., and 799 Class A Units and 657,886 Class C Units held by JWC Fund III Co-Invest, LLC, a Delaware limited liability company, whose managing member is J.W. Childs Associates, L.P. Each of Messrs. Childs, Fiorentino, Suttin and Watts expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than himself for purposes of Section 13(d)(3) and Rule 13d-3 of the Exchange Act and expressly disclaims beneficial ownership of any such securities except to the extent of his pecuniary interest therein.

(7)
Excludes 238,589 Class C-2 Units which are held of record by Mr. Stagner as trustee under the Constructive Trustee Agreement dated December 10, 2010 between Mr. Stagner and Julie Stagner, Mr. Stagner's former wife. Pursuant to the Constructive Trustee Agreement, Ms. Stagner holds sole voting and investment power over these 238,589 Class C-2 Units. Mr. Stagner disclaims any pecuniary interest in these units.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock currently consists of 120,000,000 shares of common stock, par value $0.01 per share. On November 3, 2011, we effected a 227,058-for-one stock split. As of August 2, 2011, after giving effect to the stock split, there were 22,399,952 shares of our common stock outstanding, all of which were held of record by Mattress Holdings, LLC. Mattress Holdings, LLC is, in turn, controlled by investment funds associated with J.W. Childs, and interests in Mattress Holdings, LLC are held of record by 131 holders. We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under "Shares Eligible for Future Sale" and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents.

        Upon the completion of this offering, our total amount of authorized capital stock will be 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. After the completion of this offering and giving effect to the stock split described above and the other assumptions set forth under "Prospectus Summary—The Offering—Note Regarding Outstanding Shares and Beneficial Ownership," 33,262,941 shares of common stock will be issued and outstanding (including 22,399,952 shares held by Mattress Holdings, LLC) and no shares of preferred stock will be issued or outstanding. The discussion set forth below describes our capital stock, certificate of incorporation and bylaws as will be in effect upon consummation of this offering. The following summary of certain provisions of our capital stock describes material provisions of our certificate of incorporation and bylaws relating to such capital stock, but does not purport to be complete. We urge you to read our certificate of incorporation and bylaws, as will be in effect upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

        Voting Rights.    Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

        Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable.

        Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Listing.    We intend to list our common stock on the NASDAQ Global Market under the symbol "MFRM."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Subject to the rights of the holders of shares of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock although we may in the future decide to do so.

Anti-takeover Effects of our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

        Our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our certificate of incorporation and our bylaws also provide that a director may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Action by Written Consent

        The Delaware General Corporation Law ("DGCL") provides that, unless otherwise stated in a corporation's certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation provides that after the investment funds associated with J.W. Childs collectively own less than 50% of our outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. As a result, investments funds associated with J.W. Childs will be able to act by written consent so long as they collectively own at least 50% of our outstanding common stock.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

        Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board of directors, or (b) a majority of the board of directors through a special resolution.

        In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting, who has delivered a timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting, who attends (or has a qualified representative attend) the stockholder meeting and who has otherwise complied with the provisions of our bylaws and applicable law.

        These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock. Additionally, so long as the investment funds associated with J.W. Childs collectively beneficially own more than 50% of the outstanding shares of common stock, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock and, from and after the date on which the investment funds associated with J.W. Childs cease collectively to beneficially own more than 50% of the outstanding shares of common stock, the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock, in each case entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the "Classified Board of Directors," "Action by Written Consent," "Special Meetings of Stockholders," "Amendments to Certificate of Incorporation and Bylaws" and "Business Combinations" provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

Corporate Opportunity

        Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to J.W. Childs or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for J.W. Childs, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of J.W. Childs, any of the investment funds associated with J.W. Childs or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries. The affirmative vote of 80% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of amendments to our certificate of incorporation, voting together as a single class, will be required to alter, amend or repeal this provision of our certificate of incorporation.

Exclusive Jurisdiction of Certain Actions

        Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business Combinations

        We have opted out of Section 203 of the DGCL. However, our certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our certificate of incorporation provides that the investments funds associated with J.W. Childs, any affiliated investment entity, and any of their respective direct or indirect transferees of at least 5%

of our outstanding common stock and any group as to which such persons are party to, do not constitute "interested stockholders" for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation and bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. Its address is 250 Royal Street, Canton, Massachusetts 02021. Its telephone number is (800) 962-4284.

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Share numbers below are based on and give effect to the assumptions set forth under "Prospectus Summary—The Offering—Note Regarding Outstanding Shares and Beneficial Ownership."

        After the completion of this offering, we will have outstanding an aggregate of approximately 33,262,941 shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock (including shares issued upon conversion of the Convertible Notes and the conversion of the PIK Notes) will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as those under Rule 144 or Rule 701 under the Securities Act, which we summarize below. Except for certain shares that may be issued upon conversion of the PIK Notes, all of these shares will be subject to lock-up agreements described below.

        Taking into account the lock-up agreements described below, and assuming Barclays Capital Inc. and UBS Securities LLC do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

Date Available for Resale	Shares Eligible For Resale	Comment
180 days after the date of this prospectus ( , ), subject to certain exceptions and automatic extensions	27,539,601	Lock up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701
Beginning on ,	2,786	Shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations)

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        Approximately 2,786 shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 beginning 90 days after the date of this prospectus upon the expiration of the applicable holding period.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 332,629 shares immediately after this offering, assuming an initial public offering price of $18.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

  •
  the average weekly trading volume in our common stock on during the four weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

        Our officers, directors and other stockholders, including Mattress Holdings, LLC, representing 27,539,601 shares of our common stock (including shares issued upon conversion of the Convertible Notes and the conversion of the PIK Notes), will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See "Underwriting" for a description of these lock-up agreements.

Registration Statements on Form S-8

        Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Omnibus Plan. This registration statement would cover approximately 4,206,000 shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

        We expect that, beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of 27,066,801 shares of our common stock will be entitled to the rights described under "Related Party Transactions—Registration Rights Agreement." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF SHARES OF OUR COMMON STOCK

        The following is a summary of certain U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our common stock.

        This summary assumes that shares of our common stock are held by a Non-U.S. Holder as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons who are subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, U.S. expatriates or former long-term residents of the United States, tax-exempt organizations, pension plans, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, or holders subject to the alternative minimum tax). In addition, this summary does not address certain estate and any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction.

        For purposes of this summary, a "Non-U.S. Holder" means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes that hold shares of our common stock and their investors are urged to consult their own tax advisors.

        A modified definition of Non-U.S. Holder applies for U.S. federal estate tax purposes (as discussed below).

        THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on Shares of Our Common Stock

        As discussed under "Dividend Policy" above, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder's investment, up to such holder's adjusted tax basis in its shares of our common stock (determined on a share-by-share basis). Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock." Any distribution described in this paragraph would also be subject to the discussion below in "Additional Withholding Requirements for Shares of Our Common Stock Held By or Through Foreign Entities."

        Any dividends paid to a Non-U.S. Holder with respect to shares of our common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate IRS Form W-8 prior to the payment of dividends, such as:

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  IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty, or

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  IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our common stock is not subject to withholding tax because it is effectively connected with conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

        The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number.

        Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

        If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional "branch profits tax" equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, such holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock

        Subject to the discussion below under "Additional Withholding Requirements for Shares of Our Common Stock Held By or Through Foreign Entities," in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a "United States real property holding corporation," as defined in the Internal Revenue Code (a "USRPHC"), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period with respect to the applicable shares of our common stock (the "relevant period"), or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

        If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder's capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

        With respect to the second exception above, although there can be no assurance, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as (i) our common stock continues to be regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3)) and (ii) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (i) or (ii) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the "branch profits tax" will not apply.

        If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a "branch profits tax" on its effectively connected earnings and profits at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Additional Withholding Requirements for Shares of Our Common Stock Held By or Through Foreign Entities

        Legislation enacted in March 2010 (the "HIRE Act") generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds from a sale or other disposition of shares of our common stock paid to a "foreign financial institution" (as specially defined under these rules), including payments made to it as an intermediary, unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds from a sale or other disposition of shares of our common stock paid to a non-financial foreign entity, including payments made to it as an intermediary, unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Pursuant to recent guidance from the IRS, this 30% withholding tax would apply to certain payments, including dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other disposition of our common stock paid after December 31, 2014. There are currently no rules coordinating the HIRE Act withholding taxes with other U.S. federal income withholding taxes, including providing for the proper crediting of amounts deducted and withheld under the HIRE Act rules against amounts required to be deducted and withheld under such other withholding provisions. The timing and application of any future coordination rules is uncertain; it is possible that coordination rules would not eliminate duplicative withholding. The IRS's guidance with respect to these rules is only preliminary, and the scope of these requirements remains unclear and potentially subject to material changes resulting from any future guidance. Prospective investors are urged to consult their own tax advisors about the new requirements and the effect that such new requirements may have on them.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. Subject to the discussion above under "Additional Withholding Requirements for Shares of Our Common Stock Held By or Through Foreign Entities," a Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above in "Distributions on Shares of Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a foreign broker. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

        Shares of our common stock held (or treated as held) by an individual who is not a United States citizen or resident (as specifically determined for U.S. federal estate tax purposes) at the time of such individual's death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Generally, amounts included in the taxable estate of decedents on or before December 31, 2012, are subject to U.S. federal estate tax at a maximum rate of 35%. However, the maximum U.S. federal estate tax rate is scheduled to increase to 55% with respect to the taxable estate of decedents dying after December 31, 2012.

 UNDERWRITING

        Barclays Capital Inc. and UBS Securities LLC are acting as the representatives of the underwriters and joint book-running managers of this offering. William Blair & Company, L.L.C. also is acting as a joint book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of shares
Barclays Capital Inc.
UBS Securities LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per unit	$	$
Total	$	$

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The expenses of the offering that are payable by us are estimated to be $3.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 833,333 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,555,555 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

Lock-Up Agreements

        We and all of our directors and executive officers, and the holders of more than 5% of our outstanding common stock, have agreed that without the prior written consent of Barclays Capital Inc. and UBS Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc. and UBS Securities LLC.

        Barclays Capital Inc. and UBS Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and UBS Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

        As described below under "Directed Share Program," participants in the Directed Share Program (other than our directors and executive officers) shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or executive officers shall be subject to the lock-up agreement described above.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referenced below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares offered hereby for officers, directors, employees and certain other persons associated with us. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but the number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any shares sold in the directed share program to our directors and executive officers will be subject to the lock-up agreements described above. Any other participant who purchases shares in this program for an aggregate purchase price of $1 million or more shall be prohibited from selling, pledging or assigning any such shares for a period of 25 days after the date of this prospectus. The applicable lock-up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under "Lock-Up Agreements."

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

        We intend to list our shares of common stock for quotation on the NASDAQ Global Market under the symbol "MFRM."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them. In addition, neither UBS Securities LLC nor SunTrust Bank will confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        UBS Securities LLC and its affiliates have provided various commercial banking services for us from time to time for which they have received customary fees and expenses, including serving as sole arranger and bookrunner and participating as a lender under the 2007 Senior Credit Facility. SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., is also one of our lenders under the 2007 Senior Credit Facility. In connection with that transaction, SunTrust Bank has received customary fees and expenses.

        The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us, such as other commercial banking services, investment banking and financial advisory services, fairness opinions and other similar services, including those that may be provided in connection with any acquisitions or investments we may make, for which they will receive customary compensation.

        Additionally, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Selling Restrictions

  European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

  United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

  Switzerland

        The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

  Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

              (i)  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

             (ii)  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

            (iii)  a person associated with the company under section 708(12) of the Corporations Act; or

            (iv)  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

  and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

          (b)   you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

  Hong Kong

        The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

  Japan

        No securities registration statement ("SRS") has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) ("FIEL") in relation to the common stock. The shares of common stock are being offered in a private placement to "qualified institutional investors" (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) ("QIIs"), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the shares of common stock in this offer may not transfer or resell those shares except to other QIIs.

  Korea

        The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the "SFA"), (ii) to a "relevant person" as defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

          (a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

            (i)  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

           (ii)  (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

          (iii)  where no consideration is or will be given for the transfer; or

          (iv)  where the transfer is by operation of law.

        By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Chicago, Illinois. Fulbright & Jaworski L.L.P., Houston, Texas, will act as counsel to the underwriters.

EXPERTS

        The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Mattress Firm Holding Corp.

        We have audited the accompanying consolidated balance sheets of Mattress Firm Holding Corp. and subsidiaries (collectively, the "Company") as of February 2, 2010 and February 1, 2011, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended February 1, 2011. Our audits of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 16(b). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mattress Firm Holding Corp. and subsidiaries as of February 2, 2010 and February 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements as of February 2, 2010 and February 1, 2011 and the fiscal years ended February 3, 2009 and February 1, 2011 have been restated to correct errors related to goodwill impairment charges and the related tax effects. The related financial statement schedules have also been restated.

/s/ GRANT THORNTON LLP

Houston, Texas
September 27, 2011 (except for Notes 1 and 17 as to which the date is November 7, 2011)

MATTRESS FIRM HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	February 2, 2010	February 1, 2011	August 2, 2011
	(restated)	(restated)
			(unaudited)
	(in thousands, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$394	$4,445	$29,658
Accounts receivable, net	5,488	12,033	13,515
Inventories	22,537	26,726	31,634
Prepaid expenses and other current assets	8,144	10,837	10,162

Total current assets	36,563	54,041	84,969
Property and equipment, net	63,639	77,601	80,558
Intangible assets, net	81,965	84,913	84,793
Goodwill	273,807	287,379	287,379
Debt issue costs and other, net	9,278	9,699	11,877

Total assets	$465,252	$513,633	$549,576

Liabilities and Stockholder's Equity
Current liabilities:
Notes payable and current maturities of long-term debt	$2,498	$6,255	$2,376
Accounts payable	21,752	29,237	42,272
Accrued liabilities	17,886	21,865	31,506
Customer deposits	2,886	4,371	7,217

Total current liabilities	45,022	61,728	83,371
Long-term debt, net of current maturities	230,486	233,784	227,066
Long-term debt due to related parties	136,339	158,664	174,089
Deferred income taxes	30,059	29,960	29,861
Other noncurrent liabilities	38,862	45,179	46,167

Total liabilities	480,768	529,315	560,554

Commitments and contingencies (Note 11)
Stockholder's Equity:
Common stock, $0.01 par value; 120,000,000 shares authorized; 22,399,952 shares issued and outstanding at February 2, 2010. February 1, 2011 and August 2, 2011	—	—	—
Additional paid-in capital	156,980	156,465	156,504
Accumulated deficit	(172,496)	(172,147)	(167,482)

Total stockholder's equity (deficit)	(15,516)	(15,682)	(10,978)

Total liabilities and stockholder's equity	$465,252	$513,633	$549,576

The accompanying notes are an integral part of these consolidated financial statements.

MATTRESS FIRM HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Twenty-six Weeks Ended
	Fiscal 2008	Fiscal 2009	Fiscal 2010	August 3, 2010	August 2, 2011
	(restated)		(restated)
				(unaudited)

	(in thousands, except share and per share amounts)
Net sales	$433,258	$432,250	$494,115	$235,946	$331,838
Cost of sales	287,744	280,506	312,637	151,113	205,227

Gross profit from retail operations	145,514	151,744	181,478	84,833	126,611
Franchise fees and royalty income	2,053	2,100	3,195	1,420	2,072

	147,567	153,844	184,673	86,253	128,683

Operating expenses:
Sales and marketing expenses	94,050	95,305	114,017	54,345	80,718
General and administrative expenses	33,781	32,336	35,382	16,233	24,123
Goodwill impairment charge	100,332	—	536	—	—
Intangible asset impairment charge	4,700	—	—	—	—
Loss on store closings and impairment of store assets	7,419	5,179	2,486	447	39

Total operating expenses	240,282	132,820	152,421	71,025	104,880

Income (loss) from operations	(92,715)	21,024	32,252	15,228	23,803

Other expense (income):
Interest income	(9)	(12)	(6)	(1)	(3)
Interest expense	28,342	27,126	31,063	15,024	16,949
Loss (gain) from debt extinguishment	—	(2,822)	—	—	1,873

	28,333	24,292	31,057	15,023	18,819

Income (loss) before income taxes	(121,048)	(3,268)	1,195	205	4,984
Income tax expense	3,806	1,405	846	101	319

Net income (loss)	$(124,854)	$(4,673)	$349	$104	$4,665

Basic and diluted net income (loss) per common share	$(5.57)	$(0.21)	$0.02	$0.00	$0.21
Basic and diluted weighted average shares outstanding	22,399,952	22,399,952	22,399,952	22,399,952	22,399,952

The accompanying notes are an integral part of these consolidated financial statements.

MATTRESS FIRM HOLDING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock				Total Stockholder's Equity (Deficit)
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Par Value
	(in thousands, except share amounts)
Balances at January 29, 2008 (restated)	22,399,952	$—	$155,443	$(42,969)	$112,474
Stock-based compensation	—	—	1,299	—	1,299
Net loss (restated)	—	—	—	(124,854)	(124,854)

Balances at February 3, 2009 (restated)	22,399,952	—	156,742	(167,823)	(11,081)
Stock-based compensation	—	—	84	—	84
Contributed capital	—	—	154	—	154
Net loss	—	—	—	(4,673)	(4,673)

Balances at February 2, 2010 (restated)	22,399,952	—	156,980	(172,496)	(15,516)
Stock-based compensation	—	—	(515)	—	(515)
Net income (restated)	—	—	—	349	349

Balances at February 1, 2011 (restated)	22,399,952	—	156,465	(172,147)	(15,682)
Stock-based compensation (unaudited)	—	—	39	—	39
Net income (unaudited)	—	—	—	4,665	4,665

Balances at August 2, 2011 (unaudited)	22,399,952	$—	$156,504	$(167,482)	$(10,978)

The accompanying notes are an integral part of these consolidated financial statements.

MATTRESS FIRM HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Twenty-six Weeks Ended
	Fiscal 2008	Fiscal 2009	Fiscal 2010	August 3, 2010	August 2, 2011
	(restated)		(restated)
				(unaudited)

	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(124,854)	$(4,673)	$349	$104	$4,665
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization	16,209	16,286	15,448	7,696	8,717
Interest expense accrued and paid-in-kind	2,505	17,739	23,201	10,881	12,505
Loan fee and other amortization	2,772	2,335	2,221	1,205	1,212
Loss (gain) from debt extinguishment	—	(2,822)	—	—	1,873
Deferred income tax expense (benefit)	3,284	(22)	(118)	—	—
Stock-based compensation	1,299	84	(515)	(555)	39
Goodwill impairment charge	100,332	—	536	—	—
Intangible asset impairment charge	4,700	—	—	—	—
Loss (gain) on store closings and impairment of store assets	7,111	4,095	1,034	(124)	(134)
Effects of changes in operating assets and liabilities, excluding business acquisitions:
Accounts receivable	(983)	3,306	(6,028)	(4,896)	(1,481)
Inventories	4,144	(875)	(2,056)	(2,824)	(4,908)
Prepaid expenses and other current assets	1,124	(938)	(2,178)	(750)	584
Other assets	(256)	(2,218)	(2,773)	(786)	(1,726)
Accounts payable	(1,378)	(12,602)	6,265	4,173	13,035
Accrued liabilities	(9,943)	2,150	1,454	1,111	9,638
Customer deposits	(107)	(28)	1,068	1,450	2,846
Other noncurrent liabilities	7,037	(960)	4,521	1,380	1,890

Net cash provided by operating activities	12,996	20,857	42,429	18,065	48,755

Cash flows from investing activities:
Purchases of property and equipment	(23,888)	(10,863)	(27,330)	(9,843)	(11,681)
Business acquisitions, net of cash acquired	(397)	—	(10,762)	(153)	(100)

Net cash used in investing activities	(24,285)	(10,863)	(38,092)	(9,996)	(11,781)

Cash flows from financing activities:
Proceeds from issuance of debt	42,260	24,191	2,985	316	40,198
Principal payments of debt	(30,562)	(33,537)	(3,271)	(3,007)	(50,686)
Debt issuance costs	—	(1,001)	—	—	(1,273)

Net cash provided by (used in) financing activities	11,698	(10,347)	(286)	(2,691)	(11,761)

Net increase (decrease) in cash and cash equivalents	409	(353)	4,051	5,378	25,213
Cash and cash equivalents, beginning of period	338	747	394	394	4,445

Cash and cash equivalents, end of period	$747	$394	$4,445	$5,772	$29,658

The accompanying notes are an integral part of these consolidated financial statements.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

        Business—Mattress Firm Holding Corp., through its wholly-owned subsidiaries, is engaged in the retail sale of mattresses and bedding-related products in various metropolitan markets in the United States through company-operated and franchisee-owned mattress specialty stores that operate primarily under the name Mattress Firm. Mattress Firm Holding Corp. conducts its operations through its indirect, wholly-owned subsidiary, Mattress Holding Corp. and its subsidiaries (collectively "Mattress Holding"). Mattress Firm Holding Corp. and Mattress Holding are referred to collectively as the "Company" or "Mattress Firm."

        Ownership—Mattress Firm Holding Corp. is a wholly-owned subsidiary of Mattress Holdings, LLC. Mattress Holdings, LLC is majority owned by JWC Mattress Holdings, LLC, a limited liability company managed by J.W. Childs Associates, Inc. ("J.W. Childs"), and has various minority owners including certain members of the Company's management (together with J.W. Childs, the "Equity Owners").

        Basis of Presentation—The accompanying financial statements present the consolidated balance sheets, statements of operations and cash flows of the Company. All significant intercompany accounts and transactions have been eliminated.

        Fiscal Year—The Company's fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to January 31. Each of the fiscal years ended February 2, 2010 ("Fiscal 2009") and February 1, 2011 ("Fiscal 2010") consisted of 52 weeks. The fiscal year ended February 3, 2009 ("Fiscal 2008") consisted of 53 weeks.

        Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of August 2, 2011, the consolidated statements of operations and cash flows for the twenty-six weeks ended August 3, 2010 and August 2, 2011 and the consolidated statement of stockholder's equity for the twenty-six weeks ended August 2, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the twenty-six weeks ended August 3, 2010 and August 2, 2011. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these twenty-six-week periods are unaudited. The results of the twenty-six weeks ended August 2, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending January 31, 2012 or for any other interim period or other future year.

        Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term are the accruals for sales returns and exchanges, product warranty costs, impairment, stock-based compensation and store closing costs.

        Stock Split—On November 3, 2011, the Company's Board of Directors approved an increase in the number of authorized shares of the Company's common stock to 120,000,000 and a 227,058-for-one forward stock split of the Company's common stock, with no corresponding change to the par value.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

An amendment to the Company's certificate of incorporation reflecting the increase became effective upon filing with the Delaware Secretary of State on November 3, 2011. All common share numbers and per share amounts for all periods presented have been adjusted retroactively.

        Fair Value of Financial Instruments—The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values because of the short-term maturity of these instruments. The table below summarizes the estimated fair values and respective carrying values of the Company's 2007 Senior Credit Facility, 2009 Loan Facility, PIK Notes and Convertible Notes as of February 2, 2010, February 1, 2011 and August 2, 2011 (amounts in millions):

	February 2, 2010		February 1, 2011		August 2, 2011
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Senior Credit Facility	$176.3	$233.5	$212.3	$230.7	$218.2	$229.7
2009 Loan Facility	$126.0	$92.5	$151.5	$109.8	$108.3	$80.9
PIK Notes	$52.1	$43.9	$62.7	$48.9	$64.4	$53.0
Convertible Notes	$—	$—	$—	$—	$40.2	$40.2

        The fair value of the 2007 Senior Credit Facility was estimated based on the ask and bid prices quoted from an external source. The fair values of the 2009 Loan Facility and the PIK Notes were estimated using an income approach based on the discounted future cash flows of the debt instruments. The fair value estimates have been affected by the general economic conditions and corresponding effects on the credit markets that have occurred over the past three years. The carrying amounts of other debt instruments at fixed rates approximated their respective fair values due to the comparability of interest rates for the same or similar issues that are available. The Financial Accounting Standards Board ("FASB") has issued guidance on the definition of fair value, the framework for using fair value to measure assets and liabilities, and disclosure about fair value measurements. The guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

  •
  Level 1:    Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2:    Defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

  •
  Level 3:    Defined as pricing inputs that are unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        The Company measures its nonqualified deferred compensation plan on a recurring basis. As discussed in Note 14, the plan's assets are valued based on the marketable securities tied to the plan. Additionally, the Company measures goodwill, intangible assets, and property and equipment on a nonrecurring basis, if step 1 of the impairment tests fail, as discussed in Note 1, Note 4, and Note 5, as applicable. Assets and liabilities requiring recurring or non-recurring fair value measurements as previously described consisted of the following (amounts in thousands):

		Fair Value Measurements
	Net Book Value as of Feb. 2, 2010				Fiscal 2009 Impairments
		Level 1	Level 2	Level 3
Nonqualified deferred compensation plan (Note 14)	$824	$—	$824	$—	$—
Property and equipment requiring impairment (Note 4)	$712	$—	$—	$712	$2,309

		Fair Value Measurements
	Net Book Value as of Feb. 1, 2011				Fiscal 2010 Impairments
		Level 1	Level 2	Level 3
Nonqualified deferred compensation plan (Note 14)	$1,116	$—	$1,116	$—	$—
Goodwill requiring impairment (Notes 2 and 5) (restated)	$2,610	$—	$—	$2,610	$536
Property and equipment requiring impairment (Note 4)	$290	$—	$—	$290	$1,723

		Fair Value Measurements
	Net Book Value as of August 2, 2011
		Level 1	Level 2	Level 3
Nonqualified deferred compensation plan (Note 14) (unaudited)	$1,102	$—	$1,102	$—

        Net Sales—Sales revenue, including fees collected for delivery services, is recognized upon delivery and acceptance of mattresses and bedding products by the Company's customers and is recorded net of estimated returns. Customer deposits collected prior to the delivery of merchandise are recorded as a liability. Net sales are recognized net of sales tax collected from customers and remitted to various taxing jurisdictions.

        Cost of Sales, Sales and Marketing and General and Administrative Expense—The following summarizes the primary costs classified in each major expense category (the classification of which may vary within our industry).

        Cost of sales:

    •
    Costs associated with purchasing and delivering our products to our stores and customers, net of vendor incentives earned on the purchase of products;

    •
    Physical inventory losses;

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

    •
    Store and warehouse occupancy and depreciation expense of related facilities and equipment;

    •
    Store and warehouse operating costs, including warehouse labor costs and utilities, repairs and maintenance and supplies costs of warehouse and store facilities; and

    •
    Estimated costs to provide for customer returns and exchanges and to service customer warranty claims.

        Sales and marketing expenses:

    •
    Advertising and media production;

    •
    Payroll and benefits for sales associates; and

    •
    Merchant service fees for customer credit and debit card payments, check guarantee fees and promotional financing expense.

        General and administrative expenses:

    •
    Payroll and benefit costs for corporate office and regional management employees;

    •
    Stock-based compensation costs;

    •
    Occupancy costs of corporate facility;

    •
    Information systems hardware, software and maintenance;

    •
    Depreciation related to corporate assets;

    •
    Management fees;

    •
    Insurance; and

    •
    Other overhead costs.

        Vendor Incentives—Cash payments received from vendors as incentives to enter into or to maintain long-term supply arrangements, including new store funds described in the following paragraph, are deferred and amortized as a reduction of cost of sales using a systematic approach. Vendor incentives that are based on a percentage of the cost of purchased merchandise, such as cooperative advertising funds, are accounted for as a reduction of the price of the vendor's products and result in a reduction of cost of sales when the merchandise is sold. Certain vendor arrangements provide for volume-based incentives that require minimum purchase volumes and may provide for increased incentives when graduated purchase volumes are met. The recognition of earned incentives that vary based on purchase levels includes the effect of estimates of the Company's purchases of the vendor's products and may result in adjustments in subsequent periods if actual purchase volumes deviate from the estimates. Vendor incentives that are direct reimbursements of costs incurred by the Company to sell the vendor's products are accounted for as a reduction of the related costs when recognized in the Company's results of operations. From time to time, certain vendors provide funds to the Company to advertise their products. The Company recognized $1.9 million, $0.9 million and $3.7 million as a reduction to sales and marketing expense during Fiscal 2008, 2009 and 2010, respectively, and $1.3 million and $1.5 million during the twenty-six weeks ended August 3, 2010 and August 2, 2011, respectively, related to such direct vendor advertising funds.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        The Company receives cash funds from certain vendors upon the opening of a new store ("new store funds") if the opening results in an increase in the total number of stores in operation. Under the Company's current supply arrangements, it is obligated to repay a portion of new store funds if an arrangement is terminated early. The Company classifies new store funds as a noncurrent liability and recognizes a pro-rata portion in the results of operations over 36 months.

        Sales Returns and Exchanges—The Company accrues a liability for estimated costs of sales returns and exchanges in the period that the related sales are recognized. The Company provides its customers with a comfort satisfaction guarantee whereby the customer may receive a refund or exchange the original mattress for a replacement of equal or similar quality for a period of up to 100 days after the original purchase. Mattresses received back under this policy are reconditioned pursuant to state laws and resold through the Company's clearance center stores as used merchandise. The Company accrues a liability for the estimated costs related to the diminishment in value of the returned merchandise, net of anticipated exchange fees charged to the customer, at the time the sale is recorded based upon historical experience. In August 2010, the Company revised its general exchange policy to eliminate the majority of exchange fees previously charged to a customer, which has resulted in a higher estimate of future exchange costs. The Company regularly assesses and adjusts the estimated liability by updating claims rates for actual trends and projected claim costs. A revision of estimated claim rates and claim costs or revisions to the Company's exchange policies may have a material adverse effect on future results of operations. Activity with respect to the liability for sales returns and exchanges, included in other accrued liabilities, was as follows (amounts in thousands):

	Fiscal 2009	Fiscal 2010
Balance at beginning of period	$66	$68
Sales return and exchange provision	1,048	1,613
Sales return and exchange claims	(1,046)	(1,168)

Balance at end of period	$68	$513

        Product Warranties—The Company provides a 10-year non-prorated manufacturer warranty service period ("basic warranty"), and an additional five-year warranty ("extended warranty") on certain mattress products. The customer is not charged a fee for warranty coverage and the Company is financially responsible for the basic and the extended warranties on these mattress products. Other mattress products have warranties provided by the manufacturer directly to the customer. The Company accrues for the estimated cost of warranty coverage at the time the sale is recorded. In estimating the liability for product warranties, the Company considers the impact of recoverable salvage value on product received back under warranty. Based upon the Company's historical warranty claim experience, as well as recent trends that might suggest that past experience may differ from future

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

claims, management periodically reviews and adjusts, if necessary, the liability for product warranties. Activity with respect to the liability for product warranties was as follows (amounts in thousands):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Balance at beginning of period	$1,927	$1,706	$1,802
Warranty provision	630	899	1,265
Warranty claims	(851)	(803)	(1,004)

Balance at end of period	1,706	1,802	2,063
Less: Current portion included in accrued liabilities	688	648	783

Noncurrent portion included in other liabilities	$1,018	$1,154	$1,280

        Franchise Fees and Royalty Income—The Company has granted franchise rights to private operators for a term of 20 or 30 years on a market-by-market basis. The Company provides standard operating procedure manuals, the right to use systems and trademarks, assistance in site locations of stores and warehouses, training and support services, advertising materials and management and accounting software to its franchisees. The Company is entitled to a nonrefundable initial franchise fee that is recognized in income when all material services have been substantially performed, which is upon the opening of a new store. In addition, the Company earns ongoing royalties based on a percentage of gross franchisee sales, payable twice a month, which are recognized in income during the period sales are recognized by the franchisees.

        The Company evaluates the credentials, business plans and the financial strength of potential franchisees before entering into franchise agreements and before extending credit terms for franchise fee and royalty payments. Concentrations of credit risk with respect to accounts receivable with franchisees after considering existing allowances for doubtful accounts, are considered by management to be limited as a result of the small size of the franchisee network relative to company-operated stores and the years of experience with the current franchisee owners. The Company has the right, under the terms of its franchise agreements, to assume the operations of franchisees that do not comply with the conditions of the franchise agreement, including a default on the payments owed to the Company. In such instances, the assumption may involve purchase consideration in the form of cash and the assumption of certain franchisee obligations, including obligations to the Company. Based upon collection experience with existing franchisees, no allowance for doubtful accounts was recorded at February 2, 2010 and February 1, 2011.

        Pre-opening Expense—Store pre-opening expenses, which consist primarily of occupancy costs, are expensed as incurred.

        Advertising and Media Production Expense—The Company incurs advertising costs associated with print and broadcast advertisements. Such costs are expensed as incurred except for media production costs, which are deferred and charged to expense in the period that the advertisement initially airs. Advertising and media production expense, net of direct funds received from certain vendors, was $32.4 million, $29.4 million, and $39.7 million for Fiscal 2008, 2009 and 2010, respectively and $19.5 million and $30.7 million during the twenty-six weeks ended August 3, 2010 and August 2, 2011, respectively.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        Income Taxes—Deferred tax assets and liabilities are reflected on the balance sheet for temporary differences between the amount of assets and liabilities for financial and tax reporting purposes that will reverse in subsequent years. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are estimated to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

        The Company calculates its current deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

        The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities. Reserves are provided for potential exposures when it is considered more-likely-than-not that a taxing authority may take a sustainable position on a matter contrary to the Company's position. The Company evaluates these reserves, including interest thereon, on a periodic basis to ensure that they have been appropriately adjusted for events, including audit settlements that may impact the ultimate payment for such exposure. To the extent that the Company's assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.

        Stock Based Compensation—The Company measures compensation cost with respect to equity instruments granted as share-based payments to employees based upon the estimated fair value of the equity instruments at the date of the grant. The cost as measured is recognized as expense over the period during which an employee is required to provide services in exchange for the award, or to their eligible retirement date, if earlier. The benefit of tax deductions in excess of recognized compensation expense, if any, is reported as a financing cash flow in the Statement of Cash Flows.

        Cash and Cash Equivalents—Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased. In addition, cash equivalents include sales proceeds in the course of settlement from credit card merchant service providers, which typically convert to cash within three days of the sales transaction.

        Accounts Receivable—Accounts receivable are recorded net of an allowance for expected losses.

        The Company offers financing to customers by utilizing the services of independent, third party finance companies that extend credit directly to the Company's customers with no recourse to the Company for credit related losses. The finance companies have the discretion to establish and revise the credit criteria used in evaluating whether to extend financing to the Company's customers. Accounts receivable include sales proceeds of financed sales, net of related fees, which are in the course of funding by the finance companies. The Company reviews the financial condition of its finance providers and has experienced only minimal losses on the collection of accounts receivables. Accounts receivable from finance companies are recorded net of an allowance for expected losses of approximately $117,000 and $104,000 as of February 2, 2010 and February 1, 2011, respectively. The remaining receivables are periodically evaluated for collectability and an allowance is established based on historical collection trends and write-off history as appropriate.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        Accounts receivable consists of the following (amounts in thousands):

	February 2, 2010	February 1, 2011
Finance companies	$1,167	$2,247
Vendor incentives	1,836	6,370
Tenant improvement allowances	1,350	2,346
Franchisees and other	1,135	1,070

	$5,488	$12,033

        Inventories—Our inventories consist of finished goods inventories of mattresses and other products, including finished goods that are for showroom display in the Company's stores. Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method and consists primarily of the purchase price paid to vendors, as adjusted to include the effect of vendor incentives that are based on a percentage of the cost of purchased merchandise. The Company does not purchase or hold inventories on behalf of franchisees.

        Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Improvements to leased property are amortized over the shorter of their estimated useful lives or lease periods (including expected renewal periods). Repairs and maintenance are expensed as incurred. Expenditures which extend asset useful lives are capitalized. Depreciation is provided on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets as follows:

Years
Building	30
Equipment, computers and software	3 - 5
Furniture and fixtures	7
Store signs	7
Vehicles	5

        The Company capitalizes costs of software developed or obtained for internal use in accordance with U.S. GAAP. Once the capitalization criteria have been met, external direct costs of materials and services used in development of internal-use software, payroll and payroll related costs for employees directly involved in the development of internal-use software and interest costs incurred when developing software for internal use are capitalized. These capitalized costs are amortized over the useful life of the software on a straight-line basis.

        The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is included in the results of operations.

        The Company considers future asset retirement obligations, if such obligations can be reasonably estimated, at the time an asset is acquired or constructed with a corresponding increase is the cost basis of the asset. The Company has minimal conditional obligations with respect to the termination and abandonment of leased locations and the estimated fair value is immaterial.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. The investments in store leasehold costs and related equipment represent the Company's most significant long-lived assets. The Company evaluates store-level results to determine whether projected future cash flows over the remaining lease terms are sufficient to recover the carrying value of the fixed asset investment in each individual store. If projected future cash flows are less than the carrying value of the fixed asset investment, an impairment charge is recognized to the extent that the fair value, as determined by discounted cash flows or appraisals, is less than the carrying value of such assets. The carrying value of leasehold improvements as well as certain other property and equipment are subject to impairment write-downs as a result of such evaluation. After an impairment loss is recognized, the adjusted carrying amount of the asset group establishes the new accounting basis. As further described in Note 4, the Company has recognized impairment losses during Fiscal 2008, 2009 and 2010.

        Goodwill and Intangible Assets—Assets acquired and liabilities assumed in a business acquisition are recorded at fair value on the date of the acquisition. Purchase consideration in excess of the aggregate fair value of acquired net assets is allocated to identifiable intangible assets, to the extent of their fair value, and any remaining excess purchase consideration is allocated to goodwill. The total amount of goodwill arising from an acquisition may be assigned to one or more reporting units in situations where the acquired business consists of specialty mattress retail operations in multiple metropolitan markets or when other reporting units are expected to benefit from synergies of the combination. The method of assigning goodwill to reporting units shall be reasonable and supportable and applied in a consistent manner and may involve estimates and assumptions. As described in Note 3, the Company has recognized goodwill and acquired intangible assets as a result of business acquisitions.

        The Company tests goodwill and other indefinite lived intangible assets for impairment annually and when events and circumstances indicate that the carrying value of these assets may exceed their current fair values. The Company assigns the carrying value of these intangible assets to its "reporting units" and applies the test for goodwill at the reporting unit level. A reporting unit is defined as an operating segment or one level below a segment (a "component") if the component is a business and discrete information is prepared and reviewed regularly by segment management. Each of the Company's metropolitan markets is an operating segment. The store unit components that comprise each operating segment are aggregated into a reporting unit on the basis that all stores have similar economic characteristics. All of the Company's goodwill has been allocated to its metropolitan market reporting units for impairment testing. The test for goodwill impairment involves (1) comparing the fair value of each reporting unit with the carrying value of its net assets and (2) if the carrying value exceeds fair value, the fair value of goodwill is compared with the respective carrying value and an impairment loss is recognized in the amount of the excess. The impairment test for indefinite lived assets consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset establishes the new accounting basis. As further described in Note 5, the Company recognized impairment losses during Fiscal 2008 and Fiscal 2010.

        Debt Issue Costs and Other Assets—Significant components of other assets include debt issue costs, lease deposits and other assets. Debt issue costs are amortized to interest expense over the term

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

of the related debt instruments. Other assets are amortized over their estimated useful lives. Debt issue costs and other assets are stated net of accumulated amortization of $5.3 million at February 2, 2010, $7.6 million at February 1, 2011 and $8.6 million at August 2, 2011.

        Deferred Lease Liabilities—Rent expense is recognized on a straight-line basis over the lease term (including expected renewal periods), after consideration of rent escalations, rent holidays and up-front payments or rent allowances provided by landlords as incentives to enter into lease agreements. The start of the lease term for the purposes of the calculation is the earlier of the lease commencement date or the date the Company takes possession of the property. A deferred lease liability is recognized for the cumulative difference between rental payments and straight-line rent expense. Deferred lease liabilities are a component of other noncurrent liabilities.

        Reportable Segments—The Company's operations consist primarily of the retail sale of mattresses and bedding-related products in various metropolitan areas in the United States through company-operated and franchisee-operated mattress specialty stores that operate under the name Mattress Firm. The Company also generates sales through its website and special events primarily to customers who reside in the metropolitan markets in which company-operated stores are located. The Company's chief operating decision maker reviews the aggregated results of company-operated stores at the metropolitan market level, including market-level cost data, consisting primarily of advertising, warehousing and overhead expenses that are directly incurred, managed and reported at the market level. Management focuses on improving the profitability at the market level and, therefore, each company-operated metropolitan market is an operating segment. The company-operated market, website and special events business segments are aggregated into a single reportable segment ("retail segment") as a result of the similar nature of the products sold and other similar economic characteristics that are expected to continue into future periods. Furthermore, the Company generates franchise fees and royalty income from the operation of franchisee-operated Mattress Firm stores in metropolitan markets in which the Company does not operate. Franchise operations are a separate reportable segment, for which the results of operations, as viewed by management, are fully represented by the franchise fees and royalty income reported on the face of the statements of operations because costs associated with the franchise business are not distinguished from other cost data viewed by management. The Company's assets are used primarily in the operation of its retail segment and the assets directly attributed to the franchise operations are not separately disclosed because they are not material.

        The Company's total net sales are generated from three major categories of products, consisting of (1) conventional mattresses which utilize steel-coil innersprings, (2) specialty mattresses which utilize materials other than steel-coil innersprings and (3) furniture and accessories which include headboards

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

and footboards, bed frames, mattress pads and pillows, and from delivery service revenues. The following table represents the components of our total net sales (amounts in thousands):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Conventional mattresses	$252,163	$258,069	$288,058
Specialty mattresses	140,860	134,813	160,281
Furniture and accessories	29,811	29,282	33,905

Total product sales	422,834	422,164	482,244
Delivery service revenues	10,424	10,086	11,871

Total net sales	$433,258	$432,250	$494,115

        New Accounting Standards Adopted in this Report—In January 2010, the FASB issued guidance that clarifies the requirements for certain disclosures around fair value measurements and also requires registrants to provide certain additional disclosures about those measurements. The new disclosure requirements include (i) the significant amounts of transfers into and out of Level 1 and Level 2 fair value measurements during the period, along with the reason for those transfers, and (ii) separate presentation of information about purchases, sales, issuances and settlements of fair value measurements with significant unobservable inputs. The new guidance was effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted this new guidance on February 3, 2010 and the adoption of this standard did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In February 2010, the FASB issued guidance that amended certain recognition and disclosure requirements regarding subsequent events. Among other things, the updated guidance amended existing practice for registrants to (i) require evaluation for subsequent events through the date that the financial statements are available to be issued; (ii) remove the requirement that a registrant disclose the date through which subsequent events have been evaluated; and (iii) refine the scope of the reissuance disclosure requirements to include revised financial statements to include only those financial statements revised either as a result of an error correction or retrospective application of U.S. GAAP. The Company adopted the provisions of this new guidance for Fiscal 2010 and the adoption of this standard did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In December 2010, the FASB issued new guidance that modifies Step 1 of the impairment test for goodwill for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In evaluating whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The Company adopted the provisions of this new guidance on February 2, 2011 and it did not have a material impact on the Company's financial position, results of operations, or cash flows.

        In December 2010, the FASB issued new guidance regarding the disclosure requirements related to supplementary pro forma financial information about business combinations. For entities that enter into business combinations that are material, either individually or in the aggregate, the revised guidance

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

requires that public entities disclose the revenue and earnings of the combined entity as if the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2010, and early adoption is permitted. The Company adopted the provisions of the new guidance on February 2, 2011 and the adoption of this standard may result in additional disclosures, but it did not have a material impact on the Company's financial position, results of operations, or cash flows.

        New Accounting Standards Not Yet Adopted in this Report—In May 2011, the FASB issued new guidance regarding fair value measurements to ensure consistency between U.S. GAAP and International Financial Reporting Standards. The new guidance applies to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity's stockholders' equity in the financial statements. The new guidance applies prospectively effective during periods beginning after December 15, 2011. Early application is not permitted. The new guidance may require additional disclosures, but we do not believe it will have a material impact on the Company's financial position, results of operations, or cash flows.

        In June 2011, the FASB issued new guidance to increase the prominence of other comprehensive income in financial statements. This guidance provides the option to present the components of net income and comprehensive income in either one single statement or in two consecutive statements reporting net income and other comprehensive income. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements.

        In September 2011, the FASB issued new guidance for the testing of goodwill impairment. This guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test currently required under U.S. GAAP by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is still evaluating the impact that the adoption of this standard will have on accounting policies as they relate to goodwill impairment testing in future periods.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Restatement

        During September 2011, the Company identified errors that existed over the timing and amount of goodwill impairment recognized in certain prior periods. Under the requirements of U.S. GAAP applicable to our historical financial reporting periods, goodwill impairment is tested at least annually for each "reporting unit". A reporting unit is an operating segment, or one level below an operating segment (a "component"), if a component is a business and operating results for the component are regularly reviewed by segment management. Furthermore, components may be aggregated in determining a reporting unit if they have similar economic characteristics. The Company has determined that each Company-operated metropolitan market is an operating segment. The historical accounting policy defined a reporting unit for purposes of goodwill impairment testing as the aggregate of all of our operating segments (i.e., Company-operated metropolitan markets), resulting in a single reporting unit. Upon further review, it was determined that each Company-operated store is a component and that stores in a metropolitan market may be aggregated in determining a reporting unit, as the stores have similar economic characteristics. As a result, goodwill impairment should be evaluated for each Company-operated metropolitan market. The Company has reevaluated goodwill impairment for historical periods based upon the correct definition of reporting units and has determined that errors existed in the previously recorded amounts of goodwill impairment charges. The Company has restated the consolidated financial statements to correct these errors, which has resulted in goodwill impairment charges, as restated, in the amounts of $43.6 million, $100.3 million, zero and $0.5 million for Fiscal 2007, Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively, as compared with previously reported goodwill impairment charges of zero, $138.1 million, zero and zero for Fiscal 2007, Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively.

        The following tables reflect the impact of the goodwill impairment restatement on the Company's Consolidated Balance Sheets as of February 2, 2010 and February 1, 2011 and the Company's Statements of Operations and Statements of Cash Flows for Fiscal 2008 and Fiscal 2010:

	As of February 2, 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Consolidated Balance Sheet:
Prepaid expenses and other current assets	$8,117	$27	$8,144
Total current assets	$36,536	$27	$36,563
Goodwill	$279,637	$(5,830)	$273,807
Total assets	$471,055	$(5,803)	$465,252
Deferred income taxes	$30,032	$27	$30,059
Total liabilities	$480,741	$27	$480,768
Accumulated deficit	$(166,666)	$(5,830)	$(172,496)
Total stockholder's equity	$(9,686)	$(5,830)	$(15,516)
Total liabilities and stockholder's equity	$471,055	$(5,803)	$465,252

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Restatement (Continued)

	As of February 1, 2011
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Consolidated Balance Sheet:
Prepaid expenses and other current assets	$10,746	$91	$10,837
Total current assets	$53,950	$91	$54,041
Goodwill	$293,745	$(6,366)	$287,379
Total assets	$519,908	$(6,275)	$513,633
Deferred income taxes	$29,869	$91	$29,960
Total liabilities	$529,224	$91	$529,315
Accumulated deficit	$(165,781)	$(6,366)	$(172,147)
Total stockholder's equity	$(9,316)	$(6,366)	$(15,682)
Total liabilities and stockholder's equity	$519,908	$(6,275)	$513,633

	Fiscal 2008
	As Previously Reported	Adjustments	As Restated
	(in thousands, except per share data)
Consolidated Statement of Operations:
Goodwill impairment charge	$138,110	$(37,778)	$100,332
Total operating expenses	$278,060	$(37,778)	$240,282
Income (loss) from operations	$(130,493)	$37,778	$(92,715)
Income (loss) before income taxes	$(158,826)	$37,778	$(121,048)
Income tax expense	$2,657	$1,149	$3,806
Net income (loss)	$(161,483)	$36,629	$(124,854)
Basic and diluted net income (loss) per common share	$(7.21)	$1.64	$(5.57)

	Fiscal 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands, except per share data)
Consolidated Statement of Operations:
Goodwill impairment charge	$—	$536	$536
Total operating expenses	$151,885	$536	$152,421
Income (loss) from operations	$32,788	$(536)	$32,252
Income (loss) before income taxes	$1,731	$(536)	$1,195
Net income (loss)	$885	$(536)	$349
Basic and diluted net income (loss) per common share	$0.04	$(0.02)	$0.02

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Restatement (Continued)

	Fiscal 2008
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Consolidated Statement of Cash Flows:
Net income (loss)	$(161,483)	$36,629	$(124,854)
Deferred income tax expense	$2,135	$1,149	$3,284
Goodwill impairment charge	$138,110	$(37,778)	$100,332

	Fiscal 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Consolidated Statement of Cash Flows:
Net income (loss)	$885	$(536)	$349
Goodwill impairment charge	$—	$536	$536

3. Acquisitions

        The Company completed a number of acquisitions of the equity interests or operating assets of specialty mattress retailers. These acquisitions: (a) increase the Company's store locations and market share in markets in which the Company previously operated, which generally results in greater expense synergies and leverage over market-level costs, such as advertising and warehousing, or (b) provide an efficient way to enter new markets in which the Company did not previously operate and which provide a platform for further growth. Results of operations of the acquired businesses are included in the Company's results of operations from the respective effective dates of the acquisitions.

        Acquisition During Fiscal 2008—The Company completed an acquisition of the net assets of a mattress specialty retailer on December 5, 2008, for a total purchase price of approximately $451,000, including direct costs of acquisition. The acquisition added five mattress specialty stores in central Alabama, which was a new area of Company operations. The mattress specialty stores were previously operated as Mattress Firm stores under a franchise agreement with the seller. The acquired assets and liabilities were not material to the Company's consolidated financial position.

        Acquisitions During Fiscal 2010—Effective May 13, 2010, the Company acquired the land and building of a Mattress Firm store location in Houston, Texas, for a purchase price of $2.3 million consisting of cash and a mortgage loan in the amount of $2.1 million, as further described in Note 6. No goodwill was booked related to the transaction.

        Effective October 15, 2010, the Company acquired the equity interests of a mattress specialty retailer, Peak Management, LLC ("Peak"), a former Mattress Firm franchisee, for $3.8 million, consisting of cash and a contingent payment that is based on future sales of the acquired stores. The contingent payment ranges from zero to $2.0 million based on sales results during the 12-month period ending November 30, 2011, and is payable no later than December 31, 2011.

        Based upon management's estimate of future sales performance of the acquired stores, the contingent payment was valued at $2.0 million, which is included in the purchase price and accrued liabilities at February 1, 2011. The acquisition added 8 stores in eastern Tennessee and northeast Alabama, which were new areas of Company operations. The acquisition resulted in $3.0 million of goodwill, the majority of which is expected to be deductible for income tax purposes.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

        Effective December 1, 2010, the Company acquired the equity interests of a mattress specialty retailer, Maggie's Enterprises, Inc. ("Maggie's"), for $15.7 million, consisting of cash and issuance of a seller note in the principal amount of $7.2 million, as further described in Note 6. The acquisition added 26 stores, primarily in eastern Virginia, which is a new area for Company operations. The acquired stores continue to be operated under the name Mattress Discounters pursuant to a license agreement with the owner of the trade name. The acquisition resulted in $11.1 million of goodwill, the majority of which is expected to be deductible for income tax purposes.

        The purchase price paid at closing for several of the acquisitions are subject to typical holdbacks for working capital adjustments and seller indemnifications. Total direct acquisition costs of approximately $138,000 and $348,000 were charged to general and administrative expense during Fiscal 2008 and Fiscal 2010, respectively.

        The allocation of the purchase price to the assets and liabilities of the acquisitions, based on management's estimate of their fair values, and a reconciliation to the cash provided by the acquisitions on the respective acquisition closing dates is as follows (amounts in thousands):

	Maggie's	Peak and Other	Total
Current assets	$4,024	$970	$4,994
Property and equipment	784	3,103	3,887
Goodwill	11,130	2,978	14,108
Other noncurrent assets	3,319	66	3,385
Current liabilities	(2,148)	(763)	(2,911)
Other noncurrent liabilities	(1,375)	(290)	(1,665)

Total assets acquired, net of liabilities assumed	15,734	6,064	21,798
Reconciliation to cash used in acquisitions:
Contingent payment obligation	—	(1,980)	(1,980)
Seller notes issued	(7,200)	—	(7,200)
Cash of acquired businesses	(1,769)	(87)	(1,856)

Cash used in acquisitions, net of cash acquired	$6,765	$3,997	$10,762

        The net sales, pre-tax income and net income included in the Company's Fiscal 2010 results of operations related to the acquisition of Maggie's from the acquisition date to February 1, 2011 were $3.2 million, $0.3 million and $0.2 million, respectively.

        The following table presents the consolidated financial information of the Company on a pro forma basis, assuming that the acquisition of Maggie's had occurred as of February 3, 2010. The historical financial information has been adjusted to give effect to pro forma items that are directly attributable to the acquisitions and are expected to have a continuing impact on the consolidated results. These items include adjustments to record incremental depreciation and amortization expense related to the increase in fair value of the acquired assets.

        The unaudited financial information set forth below has been compiled from the historical financial statements and other information, but is not necessarily indicative of the results that actually

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

would have been achieved had the transactions occurred on the dates indicated or that may be achieved in the future (amounts in thousands):

	Fiscal 2009			Fiscal 2010
	As Reported	Pro Forma Adjustments	Pro Forma	As Reported	Pro Forma Adjustments	Pro Forma
Net sales	$432,250	$21,873	$454,123	$494,115	$20,341	$514,456
Net income (loss)	(4,673)	165	(4,508)	349	147	496
Diluted net income (loss) per common share	$(47,368.05)	$1,672.53	$(45,695.52)	$3,537.65	$1,490.07	$5,027.72

4. Property and Equipment

        Property and equipment consist of the following (amounts in thousands):

	February 2, 2010	February 1, 2011
Land	$—	$1,159
Building	—	1,621
Leasehold improvements	74,271	91,910
Equipment, computers and software	16,573	20,833
Store signs	8,676	10,576
Furniture and fixtures	7,413	8,861
Vehicles	586	507

	107,519	135,467
Accumulated depreciation	(43,880)	(57,866)

	$63,639	$77,601

        Based upon the review of the performance of individual stores, and a decline in performance of certain stores, impairment losses of approximately $6.3 million, $2.3 million and $1.7 million were recognized during Fiscal 2008, 2009 and 2010, respectively, which are reported as a component of "Loss on store closings and impairment of store assets" in the Statements of Operations. The impairment loss amounts were determined as the excess of the carrying value of property and equipment of those stores with potential impairment in excess of the estimated fair value based on estimated cash flows. Estimated cash flows are primarily based on projected revenues, operating costs and maintenance capital expenditures of individual stores and are discounted based on comparable industry average rates for weighted average cost of capital.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets

        A summary of the changes in the carrying amounts of goodwill and non-amortizable intangible assets for Fiscal 2009 and 2010 were as follows (amounts in thousands):

	Goodwill	Nonamortizable Intangibles
Balance at February 3, 2009 (restated)	$273,807	$80,600
Change	—	—

Balance at February 2, 2010 (restated)	273,807	80,600
Current period business acquisitions	14,108	—
Impairment charge	(536)	—

Balance at February 1, 2011 (restated)	$287,379	$80,600

        The amounts of accumulated goodwill impairment were $143.9 million, $143.9 million and $144.4 million as of February 3, 2009, February 2, 2010 and February 1, 2011, respectively. All amounts of goodwill impairment are attributable to the Company's retail reportable segment.

        A summary of the changes in the carrying amounts of amortizable intangible assets for Fiscal 2010 and 2009 were as follows (amounts in thousands):

	Gross Cost	Accumulated Amortization	Net Carrying Value
Balance at February 3, 2009	$2,718	$(828)	$1,890
Amortization expense	—	(525)	(525)

Balance at February 2, 2010	2,718	(1,353)	1,365
Current period business acquisitions	3,255	—	3,255
Amortization expense	—	(307)	(307)

Balance at February 1, 2011	$5,973	$(1,660)	$4,313

        The components of intangible assets were as follows (dollar amounts in thousands):

	Useful Life (Years)	February 2, 2010	February 1, 2011
Nonamortizing:
Trade names and trademarks		$80,600	$80,600

Amortizing:
Franchise agreement rights	20	$1,000	$1,000
Acquired trade names	2 - 20	750	3,965
Non-compete agreements	3 - 5	968	1,008

		2,718	5,973
Accumulated amortization		(1,353)	(1,660)

		1,365	4,313

		$81,965	$84,913

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets (Continued)

        Expense included in general and administrative expense related to the amortization of intangible assets was $0.6 million, $0.5 million and $0.3 million for Fiscal 2008, 2009 and 2010, respectively.

        The weighted average amortization period remaining for intangible assets is 17 years. Amortization expense for intangible assets at February 1, 2011, is expected to be as follows for each of the next five fiscal years ending on or about January 31 (amounts in thousands):

2012	$433
2013	$381
2014	$223
2015	$223
2016	$223

        Goodwill is related to purchase price allocation resulting from acquisitions. The Company's operations are comprised of market-level operating segments that are each a reporting unit for goodwill impairment purposes. The test for goodwill impairment involves (1) comparing the fair value of a reporting unit with the carrying value of its net assets and (2) if the carrying value exceeds fair value, the fair value of goodwill is compared with the respective carrying value and an impairment loss is recognized in the amount of the excess. An estimated fair value of the enterprise, which is allocated to each reporting unit for goodwill impairment purposes, was derived by a combination of an income approach and a market approach, which incorporates both management's views and those of the market. The income approach provides an estimated fair value based on the Company's anticipated cash flows that are discounted using a weighted average cost of capital rate. The market approach provides an estimated fair value based on multiples of operating results to enterprise value of comparable publicly-traded entities that are applied to the Company's historical operating results. The estimated fair values computed using the income approach and the market approach are then weighted and combined into a single fair value. The primary assumptions used in the income approach are estimated cash flows and weighted average cost of capital. Estimated cash flows are primarily based on projected revenues, operating costs and capital expenditures and are discounted based on comparable industry average rates for weighted average cost of capital.

        For the goodwill impairment test performed for Fiscal 2008, the estimated enterprise value of the Company was negatively impacted by reductions in estimated cash flows and in multiples of comparable entities, and the resulting allocated amount to reporting units was less than the carrying value of net assets, inclusive of goodwill, for the majority of the Company's reporting units. As a result, the Company performed the second step of the goodwill impairment test and determined that the carrying value of goodwill exceeded the fair value for the majority of its reporting units and, accordingly, a non-cash impairment charge of $100.3 million was recognized in Fiscal 2008.

        For the goodwill impairment test performed for Fiscal 2010, the amount of enterprise value allocated to the Company's reporting units was less than carrying values of net assets, inclusive of goodwill, for two reporting units, which experienced declines in results of operations in Fiscal 2010. As a result, the Company performed the second step of the goodwill impairment and determined that the carrying value of goodwill exceeded the fair value for the two reporting units and, accordingly, a non-cash impairment charge of $0.5 million was recognized in Fiscal 2010.

        Non-amortizing trade names and trademarks are related to the purchase price allocation resulting from acquisitions. The circumstances which impact the valuation of goodwill could also be an indicator

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets (Continued)

of impairment of trade names or trademarks, as could changes in legal circumstances, marketing plans or customer demand. In conjunction with our evaluation of goodwill, the Company also evaluated the carrying value of non-amortizing trade names and trademarks using the relief from royalty method, which values the intangible asset by estimating the savings achieved by ownership as compared to licensing the intangible assets from an independent owner. The carrying value of trade names and trademarks exceeded the estimated value and, accordingly, a non-cash impairment charge of $4.7 million was recorded in Fiscal 2008.

6. Notes Payable and Long-term Debt

        Notes payable and long-term debt consist of the following (amounts in thousands):

	February 2, 2010	February 1, 2011	August 2, 2011
2007 Senior Credit Facility	$232,824	$230,243	$229,282
Seller Notes	—	7,200	—
Mortgage loan	—	2,045	—
Equipment financing and other notes payable	160	551	160

Total long-term debt	232,984	240,039	229,442
Less: Notes payable and current maturities of long-term debt	2,498	6,255	2,376

Long-term debt, net of current maturities	$230,486	$233,784	$227,066

2009 Loan Facility	$92,451	$109,755	$80,919
PIK Notes	43,888	48,909	52,972
Convertible Notes	—	—	40,198

Total long-term debt due to related parties	$136,339	$158,664	$174,089

        2007 Senior Credit Facility—On January 18, 2007, Mattress Holding, an indirect subsidiary of the issuer offering stock hereby, entered into a credit agreement with UBS Securities LLC and certain of its affiliates and other lenders for a senior secured term loan and revolving credit facility, which was amended and restated on February 16, 2007 (as amended and restated, the "2007 Senior Credit Facility"). Outstanding borrowings at February 2, 2010 and February 1, 2011, are reported net of an unamortized discount of approximately $627,000 and $489,000, respectively.

        The revolving loan portion of the 2007 Senior Credit Facility provides Mattress Holding with up to $25.0 million in outstanding revolving borrowings, with up to $15.0 million of that amount available for the issuance of letters of credit. During Fiscal 2010, Mattress Holding borrowed under the revolving facility a total of $2.0 million, which was subsequently repaid during the period. There were no outstanding borrowings at February 2, 2010 or February 1, 2011. Outstanding letters of credit on the revolving facility were $1.0 million at February 1, 2011, resulting in $24.0 million of availability for borrowings and up to $14.0 million of that amount available for the issuance of letters of credit.

        Borrowings under the 2007 Senior Credit Facility bear interest at a floating rate and may be maintained, at Mattress Holding's option, as "base rate loans" (tied to the greater of the prime rate or the federal funds rate plus 0.5%) plus an "applicable margin rate," or as "Eurocurrency rate loans"

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Notes Payable and Long-term Debt (Continued)

tied to LIBOR plus an applicable margin rate. The applicable margin rate percentages for term loans are 1.25% for base rate loans and 2.25% for Eurocurrency rate loans. The weighted average interest rate applicable to outstanding borrowings was 2.7% and 2.6% at February 2, 2010 and February 1, 2011, respectively.

        Outstanding borrowings under the term loan portion of the 2007 Senior Credit Facility are payable in quarterly installments of approximately $599,000 with the outstanding balance due at maturity on January 18, 2014. Furthermore, Mattress Holding is subject to an annual principal prepayment in an amount equal to a portion of "excess cash flow," as defined in the 2007 Senior Credit Facility, payable no later than 120 days after the end of each fiscal year. Such prepayments are first applied to reduce scheduled quarterly principal repayments for the next four quarters and then to reduce future quarterly payments through maturity on a pro-rata basis. Mattress Holding made excess cash flow payments in the amounts of approximately $761,000 and $2.1 million on June 1, 2011 and May 21, 2010, respectively, with respect to excess cash flows related to Fiscal 2010 and 2009, respectively. The prepayments of approximately $761,000 and $2.1 million were classified as current maturities of long-term debt as of February 2, 2010 and February 1, 2011, respectively. There are certain mandatory prepayment requirements resulting from asset sale proceeds, debt issuance proceeds and casualty and condemnation proceeds. No such prepayments were required in Fiscal 2009 and Fiscal 2010. Mattress Holding may make prepayments on the loan without penalty.

        The 2007 Senior Credit Facility is guaranteed by, subject to certain exceptions, Mattress Holding's immediate parent entity, Mattress Holdco, and by each of the existing and future subsidiaries of Mattress Holding. All obligations under the 2007 Senior Credit Facility, and the guarantees of those obligations, are secured by substantially all of the existing and future property and assets of Mattress Holding and the guarantors under the 2007 Senior Credit Facility, and by a pledge of Mattress Holding's capital stock and the capital stock of each of its subsidiaries. Mattress Holding is subject to certain financial covenants under the agreement principally consisting of maximum debt leverage and minimum interest coverage ratios. Subject to certain restrictions, Mattress Holding has the ability to exercise equity cure rights, which allow the inclusion of capital contributions received from Mattress Firm Holding Corp. in the results of operations for the purpose of measuring the maximum debt leverage and minimum interest coverage ratios. In addition, the 2007 Senior Credit Facility places limits on the amounts of annual capital expenditures and contains restrictions on, subject to certain exceptions, including, but not limited to, engaging in transactions with affiliates; prepaying subordinated debt; incurring indebtedness and liens; declaring dividends or redeeming or repurchasing capital stock; making loans and investments; and engaging in mergers, acquisitions, consolidations and asset sales. On March 20, 2009, Mattress Holding exercised an equity cure right through the receipt of a capital contribution from Mattress Firm Holding Corp. (from the proceeds of the issuance of a PIK Note further described below) in the amount of $16.9 million in cash to maintain compliance with financial covenants in Fiscal 2008. Mattress Holding was in compliance with all loan covenants at February 1, 2011 and August 2, 2011.

        Seller Notes—In connection with the acquisition of Maggie's on December 1, 2010 (further described in Note 3), Mattress Holding, through its subsidiary, Mattress Firm, Inc., issued unsecured promissory notes in the aggregate principal amount of $7.2 million to the sellers of the business. Such notes bear interest at 8.0% and are payable in eight equal quarterly installments of principal and interest through November 2012. On July 29, 2011, the Company prepaid the Seller Notes in full.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Notes Payable and Long-term Debt (Continued)

        Mortgage Loan—In connection with the purchase of a store property on May 13, 2010 (further described in Note 3), Mattress Holding entered into a mortgage loan with a financial institution at an interest rate equal to the greater of 5.25% or the prime rate plus 1.5%. The loan is payable in monthly installments of principal and interest of approximately $14,000, subject to future revisions from prime rate fluctuations, with the remaining outstanding balance payable at maturity on May 13, 2015. On July 29, 2011, the Company prepaid the mortgage loan in full.

        Equipment Financing and Other Short-Term Notes Payable—Mattress Holding and its subsidiaries have various outstanding notes payable related to the purchase of equipment and other uncollateralized notes payable at interest rates ranging from 6.8% to 10.0%, with monthly principal and interest payments of various amounts through 2013. Equipment financing notes payable are collateralized by certain equipment with carrying values that approximate the outstanding principal balances of the related notes payable.

Debt With Related Parties

        2009 Loan Facility—On January 18, 2007, Mattress Holding entered into a financing agreement with a group of institutional investors for a senior subordinated loan facility for term borrowings in the original amount of $120.0 million. The financing agreement was amended on February 16, 2007, which included a prepayment of the original borrowing in the amount of $40.0 million (the "2007 Subordinated Loan Facility"). The 2007 Subordinated Loan Facility was originally guaranteed by each existing subsidiary of Mattress Holding and its immediate parent Mattress Holdco, Inc. ("Mattress Holdco"). On March 20, 2009, Mattress Intermediate Holdings. Inc. ("Mattress Intermediate"), an indirect parent of Mattress Holding and a direct subsidiary of Mattress Firm Holding Corp., assumed all obligations of Mattress Holding in respect of the 2007 Subordinated Loan Facility, including accrued interest through such date, and the obligations and guarantees of Mattress Holding, Mattress Holdco and their respective subsidiaries were released and discharged. In connection therewith, the 2007 Subordinated Loan Facility was amended and restated ("2009 Loan Facility"). As of February 2, 2010, February 1, 2011 and August 2, 2011, there was an aggregate of $92.5 million, $109.8 million and $80.9 million, respectively, outstanding under the 2009 Loan Facility, net of an unamortized discount of $5.7 million, $5.4 million and $3.5 million, respectively.

        Effective March 20, 2009, borrowings under the 2009 Loan Facility bear interest at 16% per annum. Accrued interest is payable quarterly. Prior to April 2014, we may elect, in lieu of payment of interest in cash, to pay up to all of the interest due and payable on any interest payment date by adding such interest to the principal amount of the loans outstanding on such interest payment date.

        The 2009 Loan Facility was recognized as an extinguishment of the 2007 Subordinated Loan Facility for financial reporting purposes. Accordingly, the carrying value of the debt was adjusted to its estimated market value as of March 20, 2009, which resulted in a $5.8 million debt discount and recognition of a gain on extinguishment. In addition, the unamortized loan fees of the 2007 Subordinated Loan Facility in the amount of $3.0 million were written off, resulting in a net gain on extinguishment of $2.8 million. The debt discount is being amortized over the remaining term of the 2009 Loan Facility, resulting in a 17.2% effective interest rate. The Company incurred $1.0 million of direct costs related to the amendment and restatement, which is being amortized over the remaining term of the 2009 Loan Facility.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Notes Payable and Long-term Debt (Continued)

        The 2009 Loan Facility requires no principal payments prior to its maturity on January 18, 2015, except for mandatory quarterly principal payments on or after March 20, 2014 to the extent required to prevent the loan from being considered an "applicable high yield discount obligation" within the meaning of the Internal Revenue Code. Since January 18, 2010, the Company may voluntarily repay outstanding loans under the 2009 Loan Facility at any time without premium or penalty. On July 19, 2011, the Company made a voluntary prepayment of $40.0 million under the 2009 Loan Facility. In connection with the voluntary prepayment, the Company recognized a loss on debt extinguishment in the amount of $1.9 million.

        All obligations under the 2009 Loan Facility are unsecured.

        The 2009 Loan Facility contains an affirmative covenant that requires Mattress Intermediate to make an offer to prepay the loans under the 2009 Loan Facility without premium or penalty in the event of a change of control.

        PIK Notes—At various times from October 24, 2007 through May 20, 2009, Mattress Firm Holding Corp. has issued Paid-in-Kind ("PIK") Notes to the equity investors of Mattress Holdings, LLC and certain affiliates of those equity investors. The proceeds from each separate issuance were contributed to the equity of Mattress Holding for various purposes. As of February 1, 2011 and August 2, 2011, there was an aggregate of $48.9 million and $53.0 million, respectively, in principal amount of PIK Notes outstanding. The PIK Notes mature at various dates between October 24, 2012 and March 19, 2015.

        The PIK Notes bear interest at a rate of 12% per annum. Accrued interest is payable either annually or semiannually, as is applicable for each separate note issuance, with each such interest payment to be made through the addition of such interest amount to the outstanding principal amount of each of the PIK Notes. The PIK Notes require no principal payments prior to their maturity. The Company is permitted to prepay the PIK Notes, in whole or in part, at anytime without premium or penalty. Amounts prepaid will be applied first to accrued interest and then to the repayment of the outstanding principal amounts of the PIK Notes. The PIK Notes are not guaranteed by any of the Company's subsidiaries or parent entities. All obligations under the PIK Notes are unsecured.

        The PIK Notes do not contain any financial covenants or restrictive covenants. The PIK Notes contain customary events of default, including payment default, covenant default, cross-defaults to certain indebtedness of Mattress Interco, certain events of bankruptcy, material judgments and a change of control of Mattress Holdings, LLC. If an event of default occurs, the holders of the PIK Notes will be entitled to take various actions, including the acceleration of all amounts due under the PIK Notes. As of February 1, 2011, affiliates of J.W. Childs held approximately 68% of the aggregate principal amount of the PIK Notes outstanding and, therefore, have control over certain actions regarding the PIK Notes if an event of default occurs.

        The terms of the 2007 Senior Credit Facility, among other things, contain restrictions on the ability of Mattress Holding to distribute dividends, subject to certain exceptions. As a result, the Company can make principal and interest payments on the 2009 Loan Facility and the PIK Notes, as they become payable, only to the extent that capital contributions are obtained from the equity investors of Mattress Holdings, LLC, or through other financing sources.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Notes Payable and Long-term Debt (Continued)

        Convertible Notes—On July 19, 2011, the Company issued convertible notes in an aggregate principal amount of $40.2 million ("Convertible Notes"). The Convertible Notes accrue interest at an annual rate of 12%, payable annually on July 18 of each year and mature on July 18, 2016. All interest is paid "in kind" rather than in cash, meaning that payments of interest are made as additions to the outstanding principal amount of the Convertible Notes. The Company is permitted to prepay the Convertible Notes, in whole or in part, at any time without premium or penalty. Upon consummation of an initial public offering by the Company, the Convertible Notes will automatically convert into shares of common stock at a price per share equal to the initial public offering price. The Convertible Notes do not contain any financial or operating covenants. However, certain events, including defaults by Mattress Firm Holding Corp. on certain of its other debt obligations, would give rise to an event of default and the right of funds associated with J.W. Childs, as majority note holders, to accelerate the payment of principal and interest.

        Future Maturities of Notes Payable and Long-Term Debt—The aggregate maturities of notes payable and long-term debt at February 1, 2011 were as follows (amounts in thousands):

Fiscal year ending on or about January 31:
2012	$6,255
2013	29,726
2014	232,794
2015	109,828
2016	20,588
Thereafter	—

$399,191

7. Income Taxes

        Income tax expense consists of the following (amounts in thousands):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Current:
Federal	$—	$—	$—
State	522	1,427	964

	522	1,427	964

Deferred:
Federal	3,441	(22)	—
State	(157)	—	(118)

	3,284	(22)	(118)

Total income tax expense	$3,806	$1,405	$846

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

        The differences between the effective tax rate reflected in the provision for income taxes on income (loss) before income taxes and the statutory federal rate is as follows (amounts in thousands, except for percentages):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
	(restated)	(restated)	(restated)
Computed tax at 35% of income (loss)	$(42,367)	$(1,144)	$419
State income taxes, net of federal income tax benefit	(469)	1,072	627
Stock-based compensation	455	30	(180)
Goodwill impairment	29,196	—	164
Change in valuation allowance	16,936	1,419	(234)
Other	55	28	50

Total income tax expense	$3,806	$1,405	$846

Effective income tax rate	(3.1)%	(43.0)%	70.7%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows (amounts in thousands):

	February 2, 2010		February 1, 2011
	Current	Noncurrent	Current	Noncurrent
	(restated)		(restated)
Deferred tax assets:
Allowance for doubtful accounts	$68	$—	$63	$—
Inventory	362	—	399	—
Accrued liabilities	1,244	—	1,333	—
Charitable contribution carryforward	—	148	—	192
Net operating loss carryforward	—	12,700	—	13,495
Property and equipment	—	875	—	—
Goodwill	2,371	19,123	3,150	17,143
Other—state	—	923	—	953
Amortizable intangible and other assets	—	2,518	—	2,522

	4,045	36,287	4,945	34,305
Valuation allowance	(3,962)	(35,542)	(4,789)	(33,221)

	83	745	156	1,084

Deferred tax liabilities:
Nonamortizing intangible assets	—	(29,996)	—	(29,878)
Other current assets	(20)	—	(74)	—
Other noncurrent liabilities	—	(808)	—	(457)
Property and equipment	—	—	—	(709)

	(20)	(30,804)	(74)	(31,044)

Net deferred income tax assets (liabilities)	$63	$(30,059)	$82	$(29,960)

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

        At February 1, 2011, the Company had $38.6 million of net operating loss carryforwards that expire at various dates beginning in 2018, if not utilized to offset future taxable income.

        The Company has net tax basis in excess of book basis in amortizable goodwill of approximately $17.8 million related to goodwill recorded on certain acquisitions through our fiscal year ended February 3, 2009. The tax basis in amortizable goodwill in excess of book basis is not reflected as a deferred tax asset. To the extent the amortization of the excess tax basis results in a cash tax benefit, the benefit will first go to reduce goodwill, then other long-term intangible assets, and then tax expense. As of February 1, 2011, the Company has not received any cash tax benefit related to the amortization of excess tax basis of approximately $3.2 million.

        As of February 2, 2010 and February 1, 2011, the Company provided a valuation allowance in the amount of $39.5 million and $38.0 million, respectively, to reduce deferred tax assets related to net operating loss carryforwards and other deductible temporary differences to the amount that was considered more-likely-than-not to be realized. The determination that a valuation allowance was required was based in part on the existence of operating losses, as adjusted for permanent differences, in prior fiscal years. Substantially all of the valuation allowance was generated in 2008, and may be reversed once it is determined that it is more likely than not that such net operating loss carryforwards will be realized.

        The Company and its subsidiaries are included in a consolidated income tax return in the U.S. federal jurisdiction and file separate income tax returns in several states. The Company and its subsidiaries are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2003. The Company and its subsidiaries are currently not undergoing an income tax examination in any jurisdiction.

        The Company's accounting policy with respect to uncertain tax positions is described in Note 1. All unrecognized tax benefits were in connection with a previous acquisition, and resulted in a $0.4 million increase to goodwill, with a corresponding reduction of deferred tax assets related to net operating loss carryforwards. These unrecognized tax benefits, if recognized, would be recorded in the statement of operations and thus would impact the company's effective tax rate in the period in which they are recognized. Unrecognized tax benefits, if recognized, will favorably affect the Company's effective income tax rate upon recognition.

        The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company has not accrued any interest expense on unrecognized tax benefits as of February 1, 2011. The Company does not anticipate it will be assessed penalties on this filing position. The Company does not expect any significant changes will occur in unrecognized tax benefits over the next twelve months. A reconciliation of the beginning and ending amount of unrecognized tax benefits for Fiscal 2009 and 2010 is as follows (amounts in thousands):

Balance at beginning of period	$369
Change	—

Balance at February 2, 2010	369
Change	—

Balance at February 1, 2011	$369

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

        The effective tax rate was 6.4% for the twenty-six weeks ended August 2, 2011, compared to 49.1% for the twenty-six weeks ended August 3, 2010, and differs primarily as a result of changes in the valuation allowance and state income taxes. For the twenty-six weeks ended August 2, 2011, the valuation allowance has been reduced by $1.6 million. Increases in pretax book income from the period ended August 3, 2010 to the period ended August 2, 2011 do not impact federal income tax expense due to the valuation allowance resulting in a lower effective income tax rate for the period ended August 2, 2011. In addition, current state income taxes associated with (1) states that impose taxes on revenue or net margin rather than pre-tax book income and (2) states that impose income taxes at the separate legal entity level have less impact on the overall effective tax rate as pretax book income increases. The effective tax rate for the current year period differs from the federal statutory rate primarily due to the effect of a reduction in the amount of the valuation allowance for deferred tax assets in an amount that coincides with a reduction in deferred tax assets primarily as a result of the expected utilization of a portion of the Company's net operating loss carryforwards during fiscal 2011.

8. Accrued Liabilities and Other Noncurrent Liabilities

        The Company estimates certain material expenses in an effort to recognize those expenses in the period incurred. The most material estimates relate to lease commitment reserves related to store closings (see Note 9), product warranty returns (see Note 1) and insurance-related expenses, significant portions of which are self-insured related to workers' compensation and employee health insurance. The ultimate cost of our workers' compensation insurance accruals is recorded based on actuarial valuations and historical claims experience. Our employee medical insurance accruals are recorded based on our medical claims processed as well as historical medical claims experience for claims incurred but not yet reported. We maintain stop-loss coverage to limit the exposure to certain insurance-related risks. Differences in our estimates and assumptions could result in an accrual requirement materially different from the calculated accrual. Historically, such differences have not been significant.

        Accrued liabilities consist of the following (amounts in thousands):

	February 2, 2010	February 1, 2011	August 2, 2011
Sales tax	$2,781	$3,352	$4,019
Employee wages, payroll taxes and withholdings	4,172	3,327	4,691
Income tax payable	1,131	1,419	86
Acquisition contingent payment	—	1,980	1,980
Unbilled advertising	571	1,400	9,626
Accrued construction in progress	784	958	706
Insurance	1,492	886	951
Accrued employee compensated absences	616	869	1,046
Product warranty returns	648	783	1,114
Accrued interest	1,528	629	526
Other	4,163	6,262	6,761

	$17,886	$21,865	$31,506

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Accrued Liabilities and Other Noncurrent Liabilities (Continued)

        Other noncurrent liabilities consist of the following (amounts in thousands):

	February 2, 2010	February 1, 2011
Deferred lease liabilities	$30,073	$34,511
Deferred vendor incentives	3,956	4,311
Noncurrent accrued interest	2,502	3,160
Product warranty returns, less current portion	1,154	1,280
Related party management fees	353	800
Other	824	1,117

	$38,862	$45,179

9. Store Closings

        Management reviews the performance of individual stores to determine whether to renew or extend leases or to close a store at or prior to the lease termination date. Results of operations and estimated closing costs from individual store and warehouse location closings are included in continuing operations. Management also reviews retail operating results at the market level in determining whether to exit and close all store and warehouse locations in a market based on an evaluation of the investment required to improve market results to an acceptable level and the estimated costs to discontinue operations. The results of operations and cash flows are clearly distinguished for store groups at the market level. Accordingly, operating results of stores and warehouses closed for an entire market and the related loss from closing are reported as discontinued operations. The Company has not exited any markets since 2002.

        Costs associated with location closings:    The Company remains directly liable for future lease obligations for certain closed store and warehouse locations and contingently liable for locations that are assigned to third parties. The Company may enter into sublease agreements with third parties for certain closed locations while retaining the primary lease obligation with landlords. The Company accrues a liability for the estimated future costs to close locations at the time of closing. Such accruals include, as applicable, the difference between future lease obligations and anticipated sublease rentals. Future contingent lease commitments related to assigned and subleased properties and the related future sublease rentals are disclosed in Note 11.

        The change in the estimated liability for location closing costs, which is included in other accrued liabilities, is as follows (amounts in thousands):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Balance at beginning of period	$1,656	$1,482	$1,714
Increase (decrease) in store closing reserves:
Rent paid	(1,155)	(1,973)	(2,304)
Sublease income	418	413	478
Closed store additions	173	1,208	371
Adjustments to existing reserves	390	584	(106)

Balance at end of period	$1,482	$1,714	$153

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Store Closings (Continued)

        The Company revises the estimated liability for location closing costs when new facts and circumstances become available. It is reasonably possible that the Company's actual future costs to sublease or otherwise terminate leases related to closed properties could be different than the estimate as a result of economic conditions outside the control of the Company and that the effects could be material to the Company's consolidated financial statements.

10. Stockholder's Equity

        As of February 2, 2010, February 1, 2011 and August 2, 2011, the Company had authorized 120,000,000 shares and issued 22,705,799 shares of common stock, par value $0.01 per share, with 22,399,952 shares outstanding and 305,847 shares held in treasury. The treasury shares resulted from prior years' repurchases of previously outstanding common stock shares. No dividends were declared or paid during fiscal 2010, fiscal 2011 and the twenty-six weeks ended August 2, 2011. As discussed in Note 6, the terms of the Company's 2007 Senior Credit Facility imposes restrictions on the payment of dividends.

11. Commitments and Contingencies

        The Company conducts the majority of its operations from leased store and warehouse facilities pursuant to non-cancellable operating lease agreements with initial terms ranging from one to 15 years. Certain leases include renewal options generally ranging from one to five years and contain certain rent escalation clauses. Most leases require the Company to pay its proportionate share of the property tax, insurance and maintenance expenses of the property. Certain leases provide for contingent rentals based on sales volumes; however, incremental rent expense resulting from such arrangements was immaterial during all periods presented in the accompanying financial statements.

        Total expense incurred under operating leases, consisting of base rents and other expenses (comprised primarily of common area maintenance, property tax, and insurance), is as follows (amounts in thousands):

	Base Rents	Other Expense	Total Lease Expense
Fiscal 2008	$58,185	$13,873	$72,058
Fiscal 2009	$59,521	$14,043	$73,564
Fiscal 2010	$63,932	$16,931	$80,863

        Future minimum lease payments under operating leases as of February 1, 2011, related to properties operated by the Company (amounts in thousands):

Fiscal year ending on or about January 31:
2012	$68,576
2013	61,497
2014	50,763
2015	39,946
2016	28,222
Thereafter	40,062

$289,066

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

        The Company remains directly and contingently obligated under lease agreements related to leased properties no longer operated by the Company as further described in Note 9. In certain instances, the Company has entered into assignment and sublease agreements with third parties, although the Company remains contingently liable with respect to future lease obligations for such leased properties. Future minimum lease payments under operating leases as of February 1, 2011, associated with properties no longer operated by the Company, and the related future sublease rentals (amounts in thousands):

	Company's Commitment	Sublease Rentals
Fiscal year ending on or about January 31:
2012	$615	$416
2013	385	327
2014	327	318
2015	245	236
2016	221	212
Thereafter	417	399

	$2,210	$1,908

        The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. As further discussed in Note 17, on May 26, 2011, the Company entered into an agreement to settle a labor dispute matter in the amount of $1.6 million.

12. Concentration Risk

        Financial instruments that potentially subject the Company to concentrations of risk are primarily cash and cash equivalents and accounts receivable. Information with respect to the credit risk associated with accounts receivable is described in Note 1.

        The Company places its cash deposits with financial institutions. At times, such amounts may be in excess of the federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to the Company's deposits.

13. Related Party Transactions

  Management Fees

        The Company incurs management fees and other direct expenses from affiliates of its majority owners. Such fees and expenses are billed by an affiliate of J.W. Childs. Management fees and other direct expenses included in the results of operations were $0.5 million, $0.4 million and $0.4 million for Fiscal 2008, 2009 and 2010, respectively.

        Beginning on March 20, 2009, the Company is not required to pay accrued management fees until such time as the Company begins making interest payments related to the outstanding amounts under the 2009 Loan Facility (see Note 6). Until such time as the interest on the 2009 Loan Facility is paid, the unpaid amount of management fees will accrue interest at a rate of 16%, compounded quarterly.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

Interest expense on accrued unpaid management fees was approximately $23,000 and $87,000 for fiscal 2009 and 2010, respectively. Accrued management fees, including interest, were approximately $0.4 million and $0.8 million at February 2, 2010 and February 1, 2011, respectively.

  Franchise Agreement

        On December 5, 2007, the Company entered into a franchise agreement for the operation of franchise stores in Hilton Head, South Carolina with a relative of an owner and former officer of the Company. The franchisee subleases a store location from the Company and pays sublease rentals in amounts equal to the lease rentals. The Company remains primarily liable for future lease commitments on the subleased location. The lease extends through November 30, 2017 and the aggregate future sublease rentals and lease commitments were $1.7 million at February 1, 2011. The Company earned franchise fees and royalties in the amount of approximately $62,000, $88,000 and $141,000 during Fiscal 2008, 2009 and 2010, respectively, and had outstanding receivables from the franchisee of approximately $20,000 and $10,000 at February 2, 2010 and February 1, 2011, respectively.

  2009 Loan Facility and PIK Notes

        As discussed in Note 6, as of February 1, 2011 and August 2, 2011, the Company has outstanding $109.8 million and $80.9 million, respectively, under the 2009 Loan Facility, and $48.9 million and $53.0 million, respectively, under the PIK Notes. The PIK Notes are held by the equity investors of Mattress Holdings, LLC and certain affiliates of those equity investors. Outstanding amounts under the 2009 Loan Facility bear interest at 16% per annum and outstanding amounts under the PIK Notes bear interest at 12% per annum. Due to restrictions on the payment of dividends under the Company's 2007 Senior Credit Facility, interest payments on the 2009 Loan Facility and PIK Notes are not made in cash, but are instead added to the outstanding principal balances of the respective debt agreements. Interest expense incurred on the 2009 Loan Facility and the PIK Notes totaled $2.5 million, $17.7 million, and $23.2 million during Fiscal 2008, 2009 and 2010, respectively.

  Convertible Notes

        On July 19, 2011, the Company issued 12% convertible notes due July 18, 2016 in an aggregate principal amount of $40.2 million, of which $35.4 million and $4.8 million in aggregate principal amount were issued to equity investors and management of Mattress Holdings, LLC, respectively. The proceeds from the issuance of the Convertible Notes were used to repay a portion of the principal, plus accrued interest, of loans extended under the 2009 Loan Facility and for general corporate purposes.

  Equity Support Letter

        Subsequent to the exercise of an equity cure right under the 2007 Senior Credit Facility on March 20, 2009 and in connection with the amendment and restatement of the 2007 Subordinated Loan Facility, resulting in the 2009 Loan Facility, certain affiliates of J.W. Childs and the 2009 Loan Facility lenders (who are also equity investors in Mattress Holdings, LLC), entered into a letter agreement whereby J.W. Childs agreed to infuse additional capital into Mattress Holding in an amount up to $17.0 million, subject to Mattress Holdings attainment of minimum financial results thresholds, if such capital would be required to effect an equity cure under the 2007 Senior Credit Facility. No events

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

have occurred since March 20, 2009, that would have required the parties to exercise the capital infusion requirement.

14. Retirement Plans

        The Company sponsors a 401(k) defined contribution plan (the "Retirement Plan") that covers substantially all employees. Participants may elect to defer a percentage of their salary, subject to annual limitations imposed by the Internal Revenue Code. The Company makes matching contributions at its discretion. The Company temporarily suspended matching contributions beginning in March 2009 and continuing through April 2010. Approximate matching contributions and other expenses related to the Retirement Plan were as follows (amounts in thousands):

Fiscal 2008	$416
Fiscal 2009	$1
Fiscal 2010	$333

        The Company also sponsors an executive nonqualified deferred compensation plan. Participants may elect to defer a percentage of their earned wages to the plan. The Company may, at its discretion, provide matching and profit-sharing contributions under this plan. The Company has not elected to make any discretionary contributions. The plan assets and related deferred compensation liability included in other assets and other noncurrent liabilities at February 2, 2010, February 1, 2011 and August 2, 2011, were approximately $824,000, $1.1 million and $1.1 million, respectively. The plan assets are held within a Rabbi Trust and are restricted from Company access.

15. Stock-Based Compensation

        Mattress Holdings, LLC, the parent of Mattress Firm Holding Corp., established a class of equity ownership units ("Class B Units") that may be issued to employees of the Company for future services at the discretion of the board of managers of Mattress Holdings, LLC. Class B Units that have been issued will remain outstanding until the date that Mattress Holdings, LLC is ultimately dissolved, except for Class B Units that are forfeited. There is no stated limit on the number of Class B Units that may be issued. Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC's equity on the relevant grant date of the Class B Units. Each Class B Unit grant is comprised of four tranches with separate vesting criteria. The B-1 tranche comprises 40% of the total units granted and vests over five years in 20% increments on each grant's anniversary date. Any unvested portion of the B-1 tranche fully vests immediately prior to the earlier of a change of control or the completion of an initial public offering. The B-2 tranche, which comprises 40% of the total units granted, and the B-3 and B-4 tranches, each of which comprises 10% of the total units granted, vest in their entirety upon the earlier of a change of control or the expiration of lock-up agreements entered into by J.W. Childs and its affiliates ("Lock-up Agreements") in connection with an initial public offering (such change of control or initial public offering, a "Liquidity Event") if the return on investment to JWC Mattress Holdings, LLC meets or exceeds established thresholds. Holders of Class B Units that are employees of the Company are subject to forfeiture of all or a portion of Class B Units upon termination of employment.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Stock-Based Compensation (Continued)

        Assuming the consummation of an initial public offering, the determination of the distribution to all unit owners in Mattress Holdings, LLC, including owners of Class B Units, will be made after the expiration of the Lock-up Agreements and will result in the distribution of a pro rata portion of the shares of common stock of Mattress Holdings held by Mattress Holdings, LLC to each of its unit owners in connection with the dissolution of Mattress Holdings, LLC.

        The method used by the Company to estimate the fair value of Class B Unit grants is based upon a two-step process as of the date of each award. The first step involves valuation of the Company and the related after-debt value attributable to the equity owners. The Company's fair value for grants of Class B Unit awards has been based upon a composite of values determined by a market approach, using both market multiple and comparable transaction methodologies, and a discounted cash flow methodology. The second step to valuing Class B Units involves the allocation of the total equity value determined on each grant date among the Class B Units and other equity holders using a probability-weighted expected return methodology. Under this method, the allocation of equity value to Class B units is determined for a number of possible outcomes, with each outcome weighted based upon management's estimate of the likelihood of such outcome. The outcomes considered were: (1) ongoing operations without a Liquidity Event, (2) Liquidity Event resulting from a merger or sale to another party, (3) Liquidity Event resulting from an initial public offering of the Company's common stock and (4) a distressed sale.

        The estimated weighted average fair value per unit of Class B Units issued was approximately zero, $0.24 and $0.23 during Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively. The fair value of the Class B Unit awards, net of estimated forfeitures, is recognized as expense over terms that range from 2.5 years to 2.9 years, which are based upon the timing and weighting of the expected outcomes derived from the fair value calculation. Stock-based compensation expense (benefit) recognized in the consolidated results of operations was approximately $1.3 million, $84,000 and ($515,000) during Fiscal 2008, 2009 and 2010, respectively. No income tax benefits are expected to be recognized by the Company with respect to the issuance and subsequent vesting of Class B Units. Compensation expense recorded during Fiscal 2010 included the effect of forfeitures that occurred during Fiscal 2010 that were in excess of previous estimates and which resulted in the reversal of previously recognized expense in the amount of approximately $575,000.

        A summary of the status of unvested Class B Units at February 1, 2011, and changes during Fiscal 2010 is as follows:

	Class B Units	Weighted Average Grant-Date Fair Value
Unvested at February 2, 2010	1,684,353	$1.16
Granted	473,197	0.23
Vested	(132,170)	1.03
Forfeited	(397,974)	1.19

Unvested at February 1, 2011	1,628,406	$0.89

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Stock-Based Compensation (Continued)

        The total fair value of Class B Units, as determined on the respective grant dates, was approximately $196,000, $234,000 and $132,000 for Class B Units that vested during Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively.

        As of February 1, 2011, there was approximately $148,000 of total unrecognized compensation costs related to unvested Class B Units that will be recognized as expense over a remaining weighted average period of 2.2 years or upon a change in control or initial public offering, if such an event occurs sooner.

16. Supplemental Statement of Cash Flow Information

        Supplemental information to the statement of cash flows is as follows (amounts in thousands):

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Interest paid	$26,586	$7,370	$6,430
Net taxes paid (refunded)	$(442)	$368	$674

        Noncash Investing and Financing Activities—Assets acquired, liabilities assumed and debt issued in connection with business combinations are described in Note 3. Noncash interest expense including amounts accrued in other noncurrent liabilities and added to the outstanding principal balance of the Company's 2009 Loan Facility and PIK Notes totaled $2.5 million, $17.7 million and $23.2 million for Fiscal 2008, 2009 and 2010, respectively.

        On May 20, 2009, the holder of a PIK Note with an outstanding balance of $17.3 million (including accrued interest) exchanged the note for a new PIK Note with a principal amount of $17.1 million and equity units of Mattress Holdings, LLC, which resulted in the recognition by the Company of a noncash capital contribution in the amount of approximately $154,000.

17. Subsequent Events

Subsequent events evaluated through September 27, 2011:

        On May 26, 2011, the Company settled (subject to court approval) a lawsuit involving alleged violations of the Fair Labor Standards Act brought in April 2010 by a former employee. The Company is obligated to pay the settlement amount of $1.6 million to a claims-made reversionary fund, which payment occurred on August 9, 2011, and such amount was recognized in sales and marketing expenses during Fiscal 2010 and included in accrued liabilities at February 1, 2011. The Company is entitled to recover any funds from the claims-made reversionary fund not distributed pursuant to the terms of the settlement. Funds that will revert back to the Company (if any) will be recognized as a reduction of expense when the claim settlement process concludes. The Company does not believe that the ultimate resolution of this matter will result in additional charges in excess of the amounts already accrued.

        On June 28, 2011, the 2007 Senior Credit Facility was amended to increase the annual limit permitted for capital expenditures from $20.0 million to $35.0 million for Fiscal 2011 and to $40.0 million for each of Fiscal 2012 and Fiscal 2013. In addition, the amendment eliminated the limitation on the annual amount of base lease costs. The Company incurred an amendment fee in the amount of $1.3 million that is being amortized over the remaining term of the 2007 Senior Credit Facility.

MATTRESS FIRM HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Subsequent Events (Continued)

        As discussed further in Note 6, on July 19, 2011, the Company issued Convertible Notes in the aggregate principal amount of $40.2 million utilizing the proceeds to make a voluntary prepayment of $40.0 million on the 2009 Loan Facility. Additionally, the Company prepaid the outstanding principal balances of the Seller Notes and the mortgage loan on July 29, 2011.

Subsequent events occurring after September 27, 2011 and through November 7, 2011:

        On November 3, 2011, the Company's Board of Directors approved (1) an increase in the number of authorized shares of the Company's common stock to 120,000,000, (2) a 227,058-for-one forward stock split of the Company's common stock, with no corresponding change to the par value, (3) the adoption of the Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan to provide for the granting of equity-based awards to employees and to reserve 4,206,000 shares of the Company's common stock for future grants, (4) a grant of stock options to certain employees effective immediately following the pricing of an initial public offering in the aggregate amount of 1,247,553 shares of the Company's common stock at an exercise price equal to the offering price and (5) the adoption of the Mattress Firm Holding Corp. Executive Annual Incentive Plan to provide for annual award opportunities for certain employees starting with the Company's 2012 fiscal year. An amendment to the Company's certificate of incorporation reflecting the increase became effective upon filing with the Delaware Secretary of State on November 3, 2011.

MATTRESS FIRM 25 Anniversary

Save Money. Sleep Happy.

20 NV
20 CO
11 KS
28 MO
4 IA
22 WI
4 IL
18 IN
33 OH
3 NY
3 KY
27 VA
50 NC
31 TN
20 SC
35 AZ
17 NM
16 OK
1 AR
5 MS
11 AL
52 GA
211 TX
13 LA
102 FL

*Store count information as of November 1, 2011.

MATTRESS FIRM

MATTRESS FIRM
MATTRESS FIRM

F
G

SuperCenter
MATTRESS FIRM
SuperCenter

5,555,555 Shares

Common Stock

Prospectus

           , 2011

Barclays Capital
UBS Investment Bank
William Blair & Company

KeyBanc Capital Markets
SunTrust Robinson Humphrey

        Until                           ,          (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$14,084
FINRA filing fee	12,000
Stock exchange listing fees	100,000
Blue sky fees and expenses	25,000
Printing and engraving expenses	400,000
Accounting fees and expenses	760,000
Legal fees and expenses	875,000
Transfer agent and registrar fees	15,000
Miscellaneous fees and expenses	840,000

TOTAL	$3,041,084

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of the State of Delaware provides as follows:

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated bylaws contain a provision indemnifying our directors and officers to the fullest extent permitted under applicable law for all liability and loss suffered by them in connection with performance of their duties as directors and officers of the Company, subject to certain exceptions, and provide that we may advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

        We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation and our amended and restated bylaws. The indemnification agreements are not intended to deny or otherwise limit third party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

        The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

        We maintain directors' and officers' liability insurance for the benefit of our directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities issued by us within the past three years. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. There were no underwritten offerings employed in connection with any of the transactions set forth in this Item 15.

  •
  On January 28, 2008, we issued and sold $7,000,000 aggregate principal amount of 12% senior payment-in-kind ("PIK") notes due October 24, 2012 in a private placement to an accredited investor. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On February 27, 2008, we issued and sold $1,901,082 aggregate principal amount of 12% senior PIK notes due October 24, 2012 in a private placement to 25 accredited investors. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On July 25, 2008, we issued and sold $5,000,000 aggregate principal amount of 12% senior PIK notes due July 25, 2013 in a private placement to an accredited investor. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On February 27, 2008, we issued and sold $1,012,166 aggregate principal amount of 12% senior PIK notes due July 25, 2013 in a private placement to 18 accredited investors. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On March 20, 2009, we issued and sold $16,916,652 aggregate principal amount of 12% senior PIK notes due March 19, 2015 in a private placement to an accredited investor. This note was subsequently exchanged for a new 12% senior PIK note in $17,100,875 aggregate principal amount due March 19, 2015, issued and sold by us on May 20, 2009 to the same accredited investor. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On June 22, 2009, we issued and sold $2,219,313 aggregate principal amount of 12% senior PIK notes due March 19, 2015 in a private placement to four purchasers, all of which were accredited investors. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

  •
  On July 19, 2011, we issued and sold $40,198,034 aggregate principal amount of 12% convertible notes due July 18, 2016 in a private placement to six accredited investors. These unregistered securities were issued in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

        The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        Reference is made to the Exhibit List filed as a part of this registration statement beginning on page E-1. Each of such exhibits is incorporated by reference herein.

  (b)
  Financial Statement Schedules

Schedule I—Condensed Financial Information of Mattress Firm Holding Corp	S-1
Schedule II—Valuation and Qualifying Accounts	S-5

        Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (1)   That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (5)   That, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating in connection with the offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or a prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

          (6)   That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the Registrant undertakes that in the primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

            (iv)  Any other communication that is an offer in the offering made by the Registrant to the purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas on the 15th day of November, 2011.

MATTRESS FIRM HOLDING CORP. (Registrant)
By:	/s/ R. STEPHEN STAGNER
	Name:	R. Stephen Stagner
	Title:	President and Chief Executive Officer

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ R. STEPHEN STAGNER R. Stephen Stagner		President, Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2011
/s/ JAMES R. BLACK James R. Black		Chief Financial Officer (Principal Financial and Accounting Officer)	November 15, 2011
* John W. Childs		Director	November 15, 2011
* Adam L. Suttin		Director	November 15, 2011
* David A. Fiorentino		Director	November 15, 2011
* William E. Watts		Director	November 15, 2011
* Frederick C. Tinsey III		Director	November 15, 2011
*By:	/s/ JAMES R. BLACK James R. Black As Attorney-in-Fact

MATTRESS FIRM HOLDING CORP.
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF MATTRESS FIRM HOLDING CORP.
(PARENT COMPANY)
BALANCE SHEETS

	February 2, 2010	February 1, 2011
	(in thousands)
	(restated)	(restated)
Assets
Current assets	$36	$—
Investment in subsidiary	59,405	65,649
Other assets, net	134	88

Total assets	$59,575	$65,737

Liabilities and Stockholder's Equity
Current liabilities	$1,131	$1,419
Notes payable to related parties	43,888	48,909
Deferred income taxes	30,032	29,878
Other noncurrent liabilities	2,502	3,160

Total liabilities	77,553	83,366
Commitments and contingencies
Common stock, $0.01 par value; 120,000,000 shares authorized; 22,399,952 shares issued and outstanding	—	—
Additional paid-in capital	154,518	154,518
Accumulated deficit	(172,496)	(172,147)

Total stockholder's equity (deficit)	(17,978)	(17,629)

Total liabilities and stockholder's equity	$59,575	$65,737

See Mattress Firm Holding Corp. and subsidiaries Notes to Consolidated Financial Statements

STATEMENTS OF OPERATIONS

	Fiscal 2008	Fiscal 2009	Fiscal 2010
	(restated)		(restated)
	(in thousands)
Equity in undistributed earnings (losses) of subsidiary	$(118,543)	$1,612	$6,920
Interest expense	2,505	4,880	5,725

Income (loss) before income taxes	(121,048)	(3,268)	1,195
Income tax expense	3,806	1,405	846

Net income (loss)	$(124,854)	$(4,673)	$349

See Mattress Firm Holding Corp. and subsidiaries Notes to Consolidated Financial Statements

STATEMENTS OF CASH FLOWS

	Fiscal 2008	Fiscal 2009	Fiscal 2010
	(restated)		(restated)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(124,854)	$(4,673)	$349
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses (earnings) of subsidiary	118,543	(1,612)	(6,920)
Amortization of deferred issuance costs	41	46	46
Gain from debt extinguishment	—	(2,822)	—
Effects of changes in operating assets and liabilties:
Accrued liabilities	522	1,427	964
Other noncurrent liabilities	5,748	7,634	5,561

Net cash provided by operating activities	—	—	—
Cash flows from investing activities:
Investments in subsidiaries	(4,949)	(16,917)	—

Net cash used in investing activities	(4,949)	(16,917)	—
Cash flows from financing activities:
Proceeds from issuance of debt	5,000	16,917	—
Debt issuance costs	(51)	—	—

Net cash provided by financing activities	4,949	16,917	—

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

See Mattress Firm Holding Corp. and subsidiaries Notes to Consolidated Financial Statements

MATTRESS FIRM HOLDING CORP.
SCHEDULE I—NOTES TO CONSOLIDATED FINANCIAL INFORMATION (PARENT COMPANY)

1.     Background

        These condensed parent company financial statements and notes of Mattress Firm Holding Corp. should be read in conjunction with the consolidated financial statements of Mattress Firm Holding Corp. and subsidiaries. The 2007 Senior Credit Facility of Mattress Holding, an indirect subsidiary of Mattress Firm Holding Corp., contains provisions whereby Mattress Holding is prohibited from distributing dividends to Mattress Firm Holding Corp. or other subsidiaries of Mattress Firm Holding Corp. As of February 2, 2010 and February 1, 2011, the net assets of Mattress Holding subject to such restrictions under the 2007 Senior Credit Facility were $128.3 million and $156.2 million, respectively.

2.     Restatement

        During September 2011, Mattress Firm Holding Corp. identified errors that existed over the timing and amount of goodwill impairment recognized in certain prior periods. Under the requirements of U.S. GAAP applicable to our historical financial reporting periods, goodwill impairment is tested at least annually for each "reporting unit". A reporting unit is an operating segment, or one level below an operating segment (a "component"), if a component is a business and operating results for the component are regularly reviewed by segment management. Furthermore, components may be aggregated in determining a reporting unit if they have similar economic characteristics. The Company has determined that each Company-operated metropolitan market is an operating segment. The historical accounting policy defined a reporting unit for purposes of goodwill impairment testing as the aggregate of all of our operating segments (i.e., Company-operated metropolitan markets), resulting in a single reporting unit. Upon further review, it was determined that each Company-operated store is a component and that stores in a metropolitan market may be aggregated in determining a reporting unit, as the stores have similar economic characteristics. As a result, goodwill impairment should be evaluated for each Company-operated metropolitan market. The Company has reevaluated goodwill impairment for historical periods based upon the revised definition of reporting units and has determined that errors existed in the previously recorded amounts of goodwill impairment charges. The parent company financial statements have been restated to correct the impact of these errors, which has resulted in equity in undistributed earnings (losses) of subsidiary, as restated, in the amounts of ($118.5) million, $1.6 million, and $6.9 million for Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively, as compared with previously reported equity in undistributed earnings (losses) of subsidiary ($156.3) million, $1.6 million and $7.5 million for Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively.

        The following tables reflect the impact of the restatement on the parent company financial statements:

	As of February 2, 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Balance Sheet:
Investment in subsidiary	$65,235	$(5,830)	$59,405
Total assets	$65,405	$(5,830)	$59,575
Accumulated deficit	$(166,666)	$(5,830)	$(172,496)
Total stockholder's equity	$(12,148)	$(5,830)	$(17,978)
Total liabilities and stockholder's equity	$65,405	$(5,830)	$59,575

	As of February 1, 2011
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Balance Sheet:
Investment in subsidiary	$72,015	$(6,366)	$65,649
Total assets	$72,103	$(6,366)	$65,737
Accumulated deficit	$(165,781)	$(6,366)	$(172,147)
Total stockholder's equity	$(11,263)	$(6,366)	$(17,629)
Total liabilities and stockholder's equity	$72,103	$(6,366)	$65,737
	Fiscal 2008
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Statement of Operations:
Equity in undistributed earnings (losses) of subsidiary	$(156,321)	$37,778	$(118,543)
Income (loss) before income taxes	$(158,826)	$37,778	$(121,048)
Income tax expense	$2,657	$1,149	$3,806
Net income (loss)	$(161,483)	$36,629	$(124,854)
	Fiscal 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Statement of Operations:
Equity in undistributed earnings (losses) of subsidiary	$7,456	$(536)	$6,920
Income (loss) before income taxes	$1,731	$(536)	$1,195
Net income (loss)	$885	$(536)	$349
	Fiscal 2008
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Statement of Cash Flows:
Net income (loss)	$(161,483)	$36,629	$(124,854)
Equity in losses (earnings) of subsidiary	$156,321	$(37,778)	$118,543
Other noncurrent liabilities	$4,599	$1,149	$5,748
	Fiscal 2010
	As Previously Reported	Adjustments	As Restated
	(in thousands)
Statement of Cash Flows:
Net income (loss)	$885	$(536)	$349
Equity in losses (earnings) of subsidiary	$(7,456)	$536	$(6,920)

3.     Long-term Debt

        As of February 2, 2010 and February 1, 2011, Mattress Firm Holding Corp. had $43.9 million and $48.9 million, respectively, of outstanding Paid-in-Kind Notes, or "PIK Notes," issued to the equity investors of Mattress Holding, LLC (the parent company of Mattress Firm Holding Corp.) and various affiliates of those equity investors. The PIK Notes were issued at various times from October 24, 2007 through May 20, 2009 and mature at various dates between October 24, 2012 and March 19, 2015.

        The PIK Notes bear interest at a rate of 12% per annum. Accrued interest is payable annually or semiannually, as applicable, with each such interest payment to be made through the addition of such interest amount to the outstanding principal amount of the PIK Notes. The PIK Notes require no principal payments prior to their maturity, and Mattress Firm Holding Corp. is permitted to prepay the PIK Notes, in whole or in part, at any time without premium or penalty. Amounts prepaid will be applied first to accrued interest and then to the repayment of the outstanding principal amounts of the PIK Notes.

        The PIK Notes are not guaranteed by any of the subsidiaries of Mattress Firm Holding Corp. All obligations under the PIK Notes are unsecured. The PIK Notes contain no financial or restrictive covenants.

        The following table presents the principal payments due by period on the PIK Notes for the next five fiscal years and thereafter, as of February 1, 2011 (amounts in thousands):

Future Maturities	Total Payments
2011	$—
2012	23,647
2013	6,451
2014	—
2015	18,811
Thereafter	—

Total	$48,909

MATTRESS FIRM HOLDING CORP.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the three years ended February 1, 2011

		Additions
Description	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Deductions from Reserves(1)	Balance at End of Period
	(in thousands)
Year Ended February 3, 2009:
Uncollectible accounts receivable	$84	$—	$—	$31	$53
Sales returns reserve	62	801	—	797	66
Store closing reserve	1,656	563	—	737	1,482
Year Ended February 2, 2010:
Uncollectible accounts receivable	$53	$64	$—	$—	$117
Sales returns reserve	66	1,048	—	1,046	68
Store closing reserve	1,482	1,792	—	1,560	1,714
Year Ended February 1, 2011:
Uncollectible accounts receivable	$117	$—	$—	$13	$104
Sales returns reserve	68	1,613	—	1,168	513
Store closing reserve	1,714	265	—	1,826	153

(1)
Deductions from reserves represent losses or expenses for which the respective reserves were created. In the case of the uncollectible accounts receivable, deductions are net of recovered amounts previously written off.

 EXHIBIT LIST

Exhibit Number		Exhibit Title

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation of Mattress Firm Holding Corp. (to be effective upon completion of this offering)

3.2	*	Form of Amended and Restated Bylaws of Mattress Firm Holding Corp. (to be effective upon completion of this offering)

3.3	*	Certificate of Incorporation of Mattress Firm Holding Corp. (formerly named Mattress Interco, Inc.)

3.4	*	By-laws of Mattress Firm Holding Corp. (formerly named Mattress Interco, Inc.)

4.1	*	Form of Registration Rights Agreement between Mattress Firm Holding Corp. and certain equity holders of Mattress Holdings, LLC

5.1	***	Form of Opinion of Ropes & Gray LLP

10.1	*†	Form of Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan

10.2	*†	Second Amended and Restated Employment Agreement of R. Stephen Stagner, dated September 14, 2011

10.3	*†	Amended and Restated Employment Agreement of James R. Black, dated September 14, 2011

10.4	*†	Amended and Restated Employment Agreement of Stephen G. Fendrich, dated September 14, 2011

10.5	*†	Offer Letter and Employment, Confidentiality and Non-Competition Agreement of George McGill, dated June 5, 2009 and June 8, 2009, respectively

10.6	*†	Offer Letter and Employment, Confidentiality and Non-Competition Agreement of Bruce Levy, dated December 10, 2008 and December 12, 2008, respectively

10.7	*	Credit Agreement, dated as of January 18, 2007, as amended and restated as of February 16, 2007, among Mattress Holding Corp., as Borrower, Mattress Holdco, Inc. and the other guarantors party thereto, the lenders party thereto and UBS Securities LLC, as Sole Arranger, Sole Bookmanager and Syndication Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, UBS Loan Finance LLC, as Swingline Lender, and Amegy Bank National Association, as Documentation Agent

10.8	*	Amendment No. 1, dated as of June 28, 2011, to the Credit Agreement, dated as of January 18, 2007, as amended and restated as of February 16, 2007 and amended by the Term Loan Increase Joinder dated October 24, 2007, among Mattress Holding Corp., Mattress Holdco, Inc., the lenders party thereto, the subsidiary guarantors party thereto, UBS Securities LLC, and UBS AG, Stamford Branch

10.9	*	Amended and Restated Loan Agreement, dated as of March 20, 2009, among Mattress Intermediate Holdings, Inc., as Borrower, The Lenders party thereto and TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent

10.10	*	Amended Management Agreement, entered into as of March 20, 2009, among J.W. Childs Associates, L.P., Mattress Intermediate Holdings, Inc., Mattress Holding Corp., and Mattress Firm, Inc.

E-1

Exhibit Number		Exhibit Title
10.11	*	Form of Director and Officer Indemnification Agreement

10.12	*	Equity Support Letter between J.W. Childs Equity Partners III, L.P., Mattress Holdings, LLC, Mattress Firm Holding Corp. (formerly named Mattress Interco, Inc.), Mattress Intermediate Holdings, Inc., and TWC/Crescent Mezzanine Partners IV, L.P., as Administrative Agent, dated March 20, 2009 ("Equity Support Letter")

10.13	*+	Simmons Dealer Incentive Agreement between Simmons Bedding Company and Mattress Firm, Inc., dated June 1, 2010

10.14	*+	Product Supply Agreement between Sealy Mattress Company and Mattress Firm, Inc., dated January 1, 2009

10.15	*+	Amendment to 2009 Agreement between Sealy Mattress Company and Mattress Firm, Inc., dated November 30, 2010

10.16	*+	Stearn & Fosters Product Supply Agreement between Sealy Mattress Company and Mattress Firm, Inc., dated April 1, 2009

10.17	*+	First Amendment to Product Supply Agreement between Sealy Mattress Company and Mattress Firm, Inc., dated May 1, 2009

10.18	*	Amended and Restated Retailer Agreement between Mattress Holding Corp., including its subsidiaries, and Tempur-Pedic North America, LLC, dated July 7, 2011

10.19	*	Form of 12% Payment-In-Kind Notes

10.20	*	Form of 12% Convertible Notes due July 18, 2016

10.21	*†	Form of Mattress Firm Holding Corp. Executive Annual Incentive Plan

10.22	*	Notice and Termination Agreement among J.W. Childs Associates, L.P., Mattress Intermediate Holdings, Inc., Mattress Holding Corp., and Mattress Firm, Inc., dated October 25, 2011

10.23	*	Equity Support Letter Amendment, dated November 4, 2011

10.24	*†	Form of Option Award Agreement

21.1	*	Subsidiaries of Mattress Firm Holding Corp.

23.1	***	Consent of Grant Thornton LLP

23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney

*
Previously filed.

**
To be filed by amendment.

***
Filed herewith.

†
Indicates management contracts or compensatory plans or arrangements in which our executive officers or directors participate.

+
Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and separately filed with the Securities and Exchange Commission.

E-2